
14005284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014. Commission File Number: 001-14446

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ________ Form 40-F ___√___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 22, 2013.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 20, 2014

By: 
Name: Rasha El Sissi
Title: Vice President, Legal

Looking Forward

2013 Annual Report





2013 Snapshot	1
Year at a Glance	2
Performance Indicators	3
Group President and CEO's Message	4
Chairman of the Board's Message	5
MANAGEMENT'S DISCUSSION AND ANALYSIS	**7**
FINANCIAL RESULTS	
Consolidated Financial Statements	**112**
Notes to Consolidated Financial Statements	**120**
Principal Subsidiaries	**196**
Ten-Year Statistical Review	**198**
Glossary	**204**
Shareholder and Investor Information	**205**



Annual Report 2013
Partnering for healthy growth



Corporate Responsibility
Taking Responsibility to be the Better Bank
Video

For more information, including a video message from Ed Clark, see the interactive TD Annual Report online by scanning the QR code below or visiting td.com/annual-report/ar2013



For information on TD's commitments to the community see the TD Corporate Responsibility Report online by scanning the QR code below or visiting td.com/corporate-responsibility

(2013 report available April 2014)



2013 Snapshot[1]

NET INCOME[2]
available to common shareholders
(millions of Canadian dollars)



Adjusted
Reported
$7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
09
10
11
12
13

12.8% TD's 5-year CAGR (adjusted)

DILUTED EARNINGS PER SHARE[2]
(Canadian dollars)



Adjusted
Reported
$8
7
6
5
4
3
2
1
0
09
10
11
12
13

8.8% TD's 5-year CAGR (adjusted)

RETURN ON RISK-WEIGHTED ASSETS[2]
(per cent)



Adjusted
Reported
3.0%
2.5
2.0
1.5
1.0
0.5
0
09
10
11
12
13

2.50% TD's 2013 return on risk-weighted assets (adjusted)

TOTAL ASSETS[2]
(billions of Canadian dollars)



$900
800
700
600
500
400
300
200
100
0
09
10
11
12
13

$863 billion of total assets at Oct. 31, 2013

DIVIDENDS PER SHARE
(Canadian dollars)



$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
09
10
11
12
13

6.5% TD's 5-year CAGR
3.0% Canadian peers 5-year CAGR
(22.2)% U.S. peers 5-year CAGR

TOTAL SHAREHOLDER RETURN
(5-year CAGR)

15.2%

14.9% Canadian peers
(0.6)% U.S. peers

TD'S PREMIUM RETAIL EARNINGS MIX

TD's premium earnings mix is built on a North American retail focus – a lower-risk business with consistent earnings.



9%
26%
65%
Canadian Retail
U.S. Retail
Wholesale

91% Retail
9% Wholesale

[1] Please see the footnotes on the next page for information on how these results are calculated.
[2] Based on Canadian Generally Accepted Accounting Principles (Canadian GAAP) for 2009 – 2010 and International Financial Reporting Standards (IFRS) from 2011 – 2013. See next page for more information.

Year at a Glance[1]

CEO succession to ensure leadership continuity

TD board announced CEO succession following Ed Clark's 2014 retirement; Bharat Masrani transitioned to Chief Operating Officer on July 1, 2013 and will become Group President & CEO November 1, 2014.

TD maintained mobile banking leadership position in Canada

Ranking #1 for mobile subscribers accessing financial services via their mobile devices.[2]

TD increased its annual dividends paid 12% from the previous year

Including two additional dividend increases paid in fiscal 2013.

Record retail adjusted earnings of $6.5 billion

Record earnings contributions from Canadian P&C, US P&C and Wealth Management respectively.[3]

TD to become the primary credit card issuer for Aeroplan

TD will become the primary credit card issuer for Aeroplan on January 1, 2014 and also expects to acquire about half of the existing CIBC Aeroplan credit card accounts.[4]

TD Bank, America's Most Convenient Bank® reaches milestone in New York City

TD opened its 100th store in NYC this year and ended the fiscal year with 108.

TD Wealth reported record Client Assets

As of October 31, 2013, has $293 billion in assets under administration and $257 billion in assets under management.

TD Securities improved its top-three dealer rankings in Canada

Equity block trading remained #1, government underwriting moved up to #3 from #4, and corporate debt increased to #1 from #2 in the previous year.[5]

TD Canada Trust named highest in Customer Satisfaction

Among the Big Five Retail Banks for the eighth year in a row.[6,7]

Key Financial Metrics

(millions of Canadian dollars, except where noted)	2013	2012	2011
Results of operations			
Total revenues – reported[8]	**$27,262**	$25,546	$23,840
Total revenues – adjusted[8]	**27,191**	25,677	23,713
Net income – reported	**6,662**	6,471	6,045
Net income – adjusted	**7,158**	7,075	6,432
Financial positions at year-end (billions)			
Total assets	**862.5**	811.1	735.5
Total deposits	**543.5**	487.8	449.4
Total loans net of allowance for loan losses	**444.9**	408.8	377.2
Per common share (Canadian dollars)			
Diluted earnings – reported	**6.91**	6.76	6.43
Diluted earnings – adjusted	**7.45**	7.42	6.86
Dividend payout ratio – adjusted	**43.3%**	38.7%	37.7%
Total shareholder return (1 year)	**22.3%**	11.9%	5.7%
Closing market price (fiscal year end)	**95.64**	81.23	75.23
Financial ratios			
Common Equity Tier 1 capital ratio[9]	**9.0%**	n.a.	n.a.
Tier 1 capital ratio[10]	**11.0%**	12.6%	13.0%
Total capital ratio[10]	**14.2%**	15.7%	16.0%
Efficiency ratio – reported[8]	**55.2%**	54.8%	54.7%
Efficiency ratio – adjusted[8]	**52.8%**	51.3%	52.2%

[1] Effective November 1, 2011, The Toronto-Dominion Bank (the "Bank" or "TD") prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results (i.e. reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. See "How the Bank Reports" in the accompanying Management's Discussion and Analysis (MD&A) for further explanation, a list of the items of note and a reconciliation of non-GAAP financial measures. The Bank's financial results for fiscal 2011 have been presented in accordance with IFRS for comparative purposes in the Bank's 2013 Annual Consolidated Financial Statements and MD&A (unless otherwise noted). Accordingly, the calculation of growth rates include balances in accordance with Canadian GAAP for the 2009 to 2010 financial years and balances in accordance with IFRS for 2011 to 2013.

"Five-year CAGR" is the compound annual growth rate calculated from 2008 to 2013 on an adjusted basis.

Canadian peers include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce.

U.S. peers include Citigroup, Bank of America, J.P. Morgan, Wells Fargo, PNC Financial and U.S. Bancorp.

For purposes of comparison with U.S. peers, dividends per share five-year compound growth rate is calculated on a year-to-date basis from Q3 2008 to Q3 2013.

Total Shareholder Return based on Bloomberg for the period ended Oct. 31, 2013

"TD's Premium Retail Earnings Mix" is based on adjusted results.

"Canadian Retail" earnings are the total adjusted earnings of the Canadian Personal and Commercial Banking and Wealth and Insurance segments excluding the TD Ameritrade Holding Corporation pickup. "U.S. Retail" earnings are the total adjusted earnings of U.S. Personal and Commercial Banking segment and TD Ameritrade Holding Corporation pickup.

[2] Comscore reporting current as of October 31, 2013 based on an audience of approximately 23 million Canadian mobile subscribers above the age of 13.

[3] Reference to retail earnings include the total adjusted earnings of the Canadian Personal and Commercial Banking, Wealth and Insurance and US Personal and Commercial Banking segments.

[4] On September 16th 2013, TD, Aimia Inc., and Canadian Imperial Bank of Commerce (CIBC) confirmed that they have signed agreements under which TD will become the primary issuer of Aeroplan Visa credit cards on January 1, 2014. TD has also entered into an agreement to acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC. The acquisition is expected to close in the first quarter of fiscal 2014, subject to customary closing conditions.

[5] These rankings are based on the 9 months ending September 30, 2013. Equity Block Trading Rankings is based on IRESS Market Data. Corporate debt and government underwriting are sourced from Bloomberg.

[6] TD Canada Trust received the highest numerical score among the big five retail banks in the proprietary J.D. Power and Associates 2013 Canadian Retail Banking Customer Satisfaction Study℠. Study based on 21,815 total responses. Proprietary study results are based on experiences and perceptions of consumers, and fielding was completed in May 2013. Your experiences may vary. Visit jdpower.com.

[7] Big 5 Retail banks includes Canadian peers: Royal Bank of Canada, Scotiabank, Bank of Montreal and CIBC plus TD.

[8] See footnote 1 for more information on "adjusted results". Effective 2013, insurance revenue and insurance claims and related expenses are presented on a gross basis. Comparative amounts, including certain ratios, have been recast to conform with the current presentation.

[9] Effective 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital ratio in accordance with the "all-in" methodology.

[10] Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the "all-in" methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework. Prior to 2012, amounts were based on Canadian GAAP.

Performance Indicators

Performance indicators focus effort, communicate our priorities and benchmark TD's performance as we strive to be The Better Bank. The following table highlights our performance against these indicators.

2013 PERFORMANCE INDICATORS	RESULTS[1]
FINANCIAL • Deliver above-peer-average total shareholder return[2] • Grow earnings per share (EPS) by 7 to 10 % • Deliver above-peer-average return on risk-weighted assets	• 22.3% vs. Canadian peer average of 24.2% • 0.4% EPS growth (growth of 6.5% excluding Q3/13 Insurance charges) • 2.50% (2.66% excluding Q3/13 insurance charges) vs. Canadian peer average of 2.40%[3]
BUSINESS OPERATIONS • Grow revenue faster than expenses • Invest in core businesses to enhance customer experience	• Total revenue growth of 5.9% vs. total expense growth of 9.1%[4] • Refer to "Business Segment Analysis" in the 2013 MD&A for details
CUSTOMER • Improve Customer Experience Index (CEI)[5] scores • Invest in core businesses to enhance customer experience	• CEI score 32.0% (target 32.6%) • Refer to "Business Segment Analysis" in the 2013 MD&A for details
EMPLOYEE • Improve employee engagement score year-over-year • Enhance the employee experience by: – Listening to our employees – Building employment diversity – Providing a healthy, safe and flexible work environment – Providing competitive pay, benefits and performance-based compensation – Investing in training and development	• Employee engagement score[6] was 4.17 in fall 2013 vs. 4.16 in fall 2012 • See TD's 2013 Corporate Responsibility Report available April 2014
COMMUNITY • Donate minimum of 1% of domestic pre-tax profits (five-year average) to charitable and not-for-profit organizations • Make positive contributions by: – Supporting employees' community involvement and fundraising efforts – Supporting advancements in our areas of focus, which include education and financial literacy, creating opportunities for young people, creating opportunities for affordable housing and the environment – Protecting and preserving the environment	• 1.3%[7] or $50.9 million, in donations and community sponsorships in Canada vs. 1.3% or $45.3 million, in 2012 • US$22.89 million in donations and community sponsorships in the U.S. vs. US$19.54 million in 2012 • £54,929 in donations and community sponsorships in the U.K. vs. £64,023 in 2012 • $317,500 in domestic employee volunteer grants to 510 different organizations • $28.6 million, or 56.3% of our community giving, was directed to promote our areas of focus domestically • $4.4 million distributed to 937 community environmental projects through TD Friends of the Environment Foundation; an additional $7.4 million from TD's community giving budget was used to support environmental projects

[1] Performance indicators that include an earnings component are based on TD's full-year adjusted results (except as noted) as explained in "How the Bank Reports" in the Bank's 2013 MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.
[2] Total shareholder return is measured on a one-year basis from November 1, 2012, to October 31, 2013.
[3] Return on risk-weighted assets measured year-to-date as at October 31, 2013, for comparison purposes. TD's return on risk-weighted assets for 2013 was 2.50% (2.66% excluding Q3/13 Insurance charges).
[4] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis. Comparative amounts have been restated to conform with the current presentation.
[5] CEI is a measurement program that tracks TD customers' loyalty and advocacy.
[6] Scale for employee engagement score is from one to five.
[7] Calculated based on Canadian cash donations/five-year rolling average domestic net income before tax.

Group President and CEO's Message

TD continued to grow, sharpen its competitive edge, and extend its leadership position in 2013. Once again, our retail-focused business model delivered strong performances despite continued challenges in our operating environment. Our adjusted earnings of over $7.1 billion reflected record results in several businesses – accounting for 85 per cent of our total earnings – which helped offset other areas impacted by market volatility and extreme weather. We provided excellent value to our shareholders with two dividend increases in 2013, representing an increase of 12% in dividends paid since last year. The market rewarded our performance, as TD's stock price closed the year at an all-time high. In December 2013, we announced a stock dividend, which has the same effect as a two-for-one split of our common shares. TD's share price has increased 170% since the last stock split in 1999.

THE BETTER BANK IN 2013 AND BEYOND

TD's diverse mix of revenue streams enabled us to weather a bumpy operating environment this year, and our business model enabled us to continue to invest for the future. Investments in the mobile and online space are now helping TD define what it means to be The Better Bank in the digital age. And we continue to stand out in the industry as the best in customer service, with a number of impressive recognitions on both sides of the border.

We had bumps of our own in 2013: in the immediate aftermath of the Alberta floods, as well as with our auto insurance business in Ontario. As always, the key is in the recovery. Have we learned from these experiences? Can we get better at what we do, and how we do it? In all instances, we can – and we will.

In 2013 we validated the competitive advantages we derive with our better business model:

- Build our franchise around our customers' wants and needs, deliver better experiences, and make banking convenient.
- Stay true to the great traditions of banking, creating real value in the real economy.
- Embrace values that foster a unique, inclusive performance culture that attracts the best, and makes our people the best.
- Compete by managing risks better. And keep reinvesting in our businesses, with a primary focus on organic growth.

HOW OUR BUSINESSES PERFORMED

Our **Canadian retail bank** delivered record adjusted earnings of $3.8 billion for the year. We solidified our leadership position in credit cards following this year's announcement that TD will be the primary issuer of Aeroplan Visa credit cards in 2014. TD Canada Trust earned its eighth consecutive J.D. Power Award in customer satisfaction.

Our **U.S. retail bank** set a target of $1.6 billion in earnings by 2013. We delivered, and did so in a period of tough operating conditions for banks. Much of our success stems from a better organic business model, which has seen, for instance, TD become the fifth-largest bank in New York City. J.D. Power also recognized our leadership in retail banking customer satisfaction in Florida, and small business banking customer satisfaction in the Northeast.

Our **Wealth** business, including TD Ameritrade, delivered record earnings of $937 million. We completed the acquisition of Epoch Holding Corporation, a successful asset management firm based in New York. This strengthened our U.S. business, and expanded our offering for our institutional and retail clients in Canada. For the fifth consecutive year, TD Ameritrade grew its net new client assets at a double-digit rate, faster than any of its publicly-traded peers.

Our **Insurance** business had a challenging year, delivering earnings of $216 million. We faced charges resulting from a combination of severe weather-related impacts and increased general insurance claims. However the fundamentals of the business are strong, and we continue to see Insurance as a key part of our strategy.

Our **Wholesale** business contributed $648 million this year, a weaker result than last year due to lower security gains, continued economic instability, which impacted corporate and investor activities. We remain confident in following a strategy based on adding value for our clients, integrated with TD's brand and values, and growing aggressively within our risk appetite.

LOOKING FORWARD

As you know, this is my last letter to shareholders. I want to thank you for your continued confidence, and thank TD's Board of Directors for their generous support. But mostly I want to thank our employees who have shown the world what it means to be TD.

All transitions involve change, and change is necessary. Great transitions involve change with continuity of the things that matter, and I am confident we will see a continuity of what makes TD great. My successor, Bharat Masrani, has been my business partner almost since the day I arrived at TD. Both Bharat and I know that without our great leaders and fabulous team we would not have built The Better Bank.

We are extremely excited about our journey ahead.



Ed Clark
Group President and Chief Executive Officer

Chairman of the Board's Message

While 2013 presented a challenging environment, TD continued to deliver on its vision to be The Better Bank, thanks to strong leadership, a sound business model and a dedicated team of employees. TD reported strong results in Canadian retail banking and Wealth in 2013, and hit an important milestone in the U.S. personal and commercial bank, delivering adjusted earnings of US$1.6 billion in that business. Achieving this goal was particularly impressive given regulatory changes that significantly impacted our U.S. personal banking revenues in recent years. For the bank overall, results were flat to last year, mainly due to challenges faced by the Insurance business. Nonetheless, TD was able to maintain a strong capital position and raised the dividend on TD's common shares twice in 2013.

CONTINUITY OF LEADERSHIP

In 2013, Ed Clark announced his decision to retire as Group President and CEO on November 1, 2014. Ed's leadership has been the driving force behind the distinctive TD culture, focused on providing legendary customer service and creating a unique and inclusive workplace, while delivering value to shareholders. We are pleased that he will remain on the board until the 2015 AGM.

Ed's announcement came in the context of an ongoing succession planning process overseen by the board. In addition to announcing that Bharat Masrani would serve as Chief Operating Officer beginning July 1, 2013 and will become Group President and CEO on November 1, 2014, we also announced a series of appointments that defined the senior executive team who will lead the bank going forward. We are confident that Bharat, along with the leadership team, will provide continuity of our strategy, culture and values.

BOARD COMPOSITION

Former Chairman John Thompson retired from the board this year. We thank him for his significant contributions over his 24 years as director, including seven years as Chair. We are pleased to welcome David Kepler to TD's board. We expect to benefit from David's many years of experience with large technology systems and operational risk management, along with his broad senior executive background.

A PRIORITY ON CORPORATE GOVERNANCE

By continuing to place a high priority on robust corporate governance practices, TD ensures our shareholders are well served through the board's counsel on matters that include risk management, strategy and talent. TD continues to receive awards for corporate governance, including this year's Corporate Reporting Award of Excellence in the Corporate Governance category from the Chartered Professional Accountants Canada.

THE VIEW AHEAD

While the first-order effects of the financial crisis are behind us, its consequences linger to create a challenging and highly competitive operating environment. The board has confidence that TD's leadership, strategy and people will enable the bank to continue its high level of performance for all stakeholders. I'd like to recognize the efforts of TD's employees across the enterprise, whose great work is a key contributor to the bank's success. TD employees show remarkable commitment to our customers and communities, as demonstrated by their outstanding efforts to help the Alberta communities that experienced serious flooding in the summer of 2013.

On behalf of the board, I thank our shareholders for their ongoing support. We look forward to continuing to earn your trust in 2014.



Brian M. Levitt
Chairman of the Board

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors as at December 4, 2013 are listed below. Our Proxy Circular for the 2014 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other public board memberships held in the past five years, areas of expertise/experience, TD committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Non-Executive Chair of the Board, EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited, Oxford, Nova Scotia

Amy W. Brinkley
Consultant, AWB Consulting, LLC Charlotte, North Carolina

W. Edmund Clark
Group President and Chief Executive Officer, The Toronto-Dominion Bank, Toronto, Ontario

Colleen A. Goggins
Former Worldwide Chairman, Consumer Group, Johnson & Johnson, Princeton, New Jersey

David E. Kepler
Executive Vice President, Business Services Chief Sustainability Officer and Chief Information Officer The Dow Chemical Company Midland, Michigan

Henry H. Ketcham
Executive Chairman, West Fraser Timber Co. Ltd., Vancouver, British Columbia

Brian M. Levitt
Chairman of the Board, The Toronto-Dominion Bank and Non-Executive Co-Chair, Osler, Hoskin & Harcourt LLP, Montreal, Quebec

Harold H. MacKay
Counsel, MacPherson Leslie & Tyerman LLP, Regina, Saskatchewan

Karen E. Maidment
Corporate Director and former Chief Financial and Administrative Officer, BMO Financial Group Cambridge, Ontario

Irene R. Miller
Chief Executive Officer, Akim, Inc., New York, New York

Nadir H. Mohamed
Former President and Chief Executive Officer, Rogers Communications Inc., Toronto, Ontario

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman, Eastman Kodak Company, Charleston, South Carolina

Helen K. Sinclair
Chief Executive Officer, BankWorks Trading Inc., Toronto, Ontario

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES*
Corporate Governance Committee	**Brian M. Levitt** (Chair) **William E. Bennett** **Harold H. MacKay** **Karen M. Maidment** **Wilbur J. Prezzano**	**Responsibility for corporate governance of TD:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD; • Review and recommend the compensation of the non-management directors of TD; • Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and Committees; • Oversee an orientation program for new directors and continuing education for directors.
Human Resources Committee	**Wilbur J. Prezzano** (Chair) **Amy W. Brinkley** **Henry H. Ketcham** **Brian M. Levitt** **Nadir H. Mohamed** **Helen K. Sinclair**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human resource planning and compensation as set out in this committee's charter; • Set performance objectives for the CEO which encourage TD's long-term financial success and regularly measure the CEO's performance against these objectives; • Recommend compensation for the CEO to the Board for approval, and determine compensation for certain senior officers in consultation with independent advisors; • Oversee a robust talent planning process that provides succession planning for the CEO role and other senior roles. Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO and periodically review TD's organization structure for alignment with business objectives and succession planning requirements; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on compensation for the benefit of shareholders, which is published in TD's annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation.
Risk Committee	**Karen E. Maidment** (Chair) **William E. Bennett** **Hugh J. Bolton** **Amy W. Brinkley** **Colleen A. Goggins** **David E. Kepler** **Harold H. MacKay** **Helen K. Sinclair**	**Supervising the management of risk of TD:** • Approve the Enterprise Risk Framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which TD is exposed; • Review and recommend TD's Risk Appetite Statement and related metrics for approval by the Board and monitoring TD's major risks as set out in the Enterprise Risk Framework; • Review TD's risk profile against risk appetite metrics; • Provide a forum for "big-picture" analysis of an enterprise view of risk including considering trends and emerging risks.
Audit Committee	**William E. Bennett**** (Chair) **Hugh J. Bolton**** **John L. Bragg** **Harold H. MacKay** **Karen E. Maidment**** **Irene R. Miller****	**Supervising the quality and integrity of TD's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this committee; • Listen to the shareholders' auditor, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it, as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally-regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

* As at December 4, 2013
** Designated Audit Committee Financial Expert

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the year ended October 31, 2013, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with our audited Consolidated Financial Statements and related Notes for the year ended October 31, 2013. This MD&A is dated December 4, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

FINANCIAL RESULTS OVERVIEW 8
Net Income 12
Revenue 13
Expenses 17
Taxes 19
Quarterly Financial Information 20

BUSINESS SEGMENT ANALYSIS
Business Focus 22
Canadian Personal and Commercial Banking 25
Wealth and Insurance 28
U.S. Personal and Commercial Banking 32
Wholesale Banking 35
Corporate 38

2012 FINANCIAL RESULTS OVERVIEW
Summary of 2012 Performance 39
2012 Financial Performance by Business Line 40

GROUP FINANCIAL CONDITION
Balance Sheet Review 42
Credit Portfolio Quality 43
Capital Position 57
Securitization and Off-Balance Sheet Arrangements 64
Related-Party Transactions 66
Financial Instruments 66

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results 67
Managing Risk 70

ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Estimates 102
Current and Future Changes in Accounting Policies 104
Controls and Procedures 105

ADDITIONAL FINANCIAL INFORMATION 106

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank's 2013 MD&A under the headings "Economic Summary and Outlook", for each business segment "Business Outlook and Focus for 2014" and in other statements regarding the Bank's objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the United States; changes to the Bank's credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the "Risk Factors and Management" section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2014", each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves over 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $862.5 billion in assets on October 31, 2013. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results – reported for the Bank.

TABLE 1 **OPERATING RESULTS – Reported**

(millions of Canadian dollars)	**2013**	2012	2011
Net interest income	**$ 16,078**	$ 15,026	$ 13,661
Non-interest income[1]	**11,184**	10,520	10,179
Total revenue[1]	**27,262**	25,546	23,840
Provision for credit losses	**1,631**	1,795	1,490
Insurance claims and related expenses[1]	**3,056**	2,424	2,178
Non-interest expenses	**15,042**	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	**7,533**	7,329	7,125
Provision for income taxes	**1,143**	1,092	1,326
Equity in net income of an investment in associate, net of income taxes	**272**	234	246
Net income – reported	**6,662**	6,471	6,045
Preferred dividends	**185**	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	**$ 6,477**	$ 6,275	$ 5,865
Attributable to:			
Non-controlling interests	**$ 105**	$ 104	$ 104
Common shareholders	**6,372**	6,171	5,761

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.

TABLE 2 NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income			
(millions of Canadian dollars)	**2013**	2012	2011
Operating results – adjusted			
Net interest income[1]	**$ 16,078**	$ 15,062	$ 13,661
Non-interest income[2, 3]	**11,113**	10,615	10,052
Total revenue	**27,191**	25,677	23,713
Provision for credit losses[4]	**1,606**	1,903	1,490
Insurance claims and related expenses[3]	**3,056**	2,424	2,178
Non-interest expenses[5]	**14,363**	13,162	12,373
Income before income taxes and equity in net income of an investment in associate	**8,166**	8,188	7,672
Provision for income taxes[6]	**1,334**	1,404	1,545
Equity in net income of an investment in associate, net of income taxes[7]	**326**	291	305
Net income – adjusted	**7,158**	7,075	6,432
Preferred dividends	**185**	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	**6,973**	6,879	6,252
Attributable to:			
Non-controlling interests in subsidiaries, net of income taxes	**105**	104	104
Net income available to common shareholders – adjusted	**6,868**	6,775	6,148
Adjustments for items of note, net of income taxes			
Amortization of intangibles[8]	**(232)**	(238)	(391)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	**57**	(89)	128
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions[10]	**–**	(9)	(82)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[11]	**–**	–	13
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition[12]	**–**	(17)	(55)
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada[13]	**(92)**	(104)	–
Litigation and litigation-related charge/reserve[14]	**(100)**	(248)	–
Reduction of allowance for incurred but not identified credit losses[15]	**–**	120	–
Positive impact due to changes in statutory income tax rates[16]	**–**	18	–
Impact of Alberta flood on the loan portfolio[17]	**(19)**	–	–
Impact of Superstorm Sandy[18]	**–**	(37)	–
Restructuring charges[19]	**(90)**	–	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts[20]	**(20)**	–	–
Total adjustments for items of note	**(496)**	(604)	(387)
Net income available to common shareholders – reported	**$ 6,372**	$ 6,171	$ 5,761

[1] Adjusted net interest income excludes the following items of note: 2012 – $36 million ($27 million after tax) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 13.

[2] Adjusted non-interest income excludes the following items of note: $71 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9; 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 11; $89 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $3 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 12, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 18; 2011 – $19 million gain due to change in fair value of CDS hedging the corporate loan book; $158 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $50 million loss due to change in fair value of contingent consideration relating to Chrysler Financial.

[3] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.

[4] Adjusted provision for credit losses (PCL) excludes the following items of note: 2013 – $25 million due to the impact of the Alberta flood on the loan portfolio, as explained in footnote 17; 2012 – $162 million in adjustments to allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 15; $54 million due to the impact of Superstorm Sandy, as explained in footnote 18.

[5] Adjusted non-interest expenses exclude the following items of note: 2013 – $272 million amortization of intangibles, as explained in footnote 8; $125 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 13; $127 million of litigation and litigation-related charges, as explained in footnote 14; $129 million due to the initiatives to reduce costs, as explained in footnote 19; $27 million of set-up costs in preparation for the affinity relationship with Aimia Inc. with respect to Aeroplan credit cards, as explained in footnote 20; 2012 – $277 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 10; $24 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 12; $104 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $413 million of litigation and litigation related charges; $7 million due to the impact of Superstorm Sandy, as explained in footnote 18; 2011 – $496 million amortization of intangibles; $141 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $37 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition.

[6] For a reconciliation between reported and adjusted provision for income taxes, see the 'Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes' table in the "Income Taxes" section of this document.

[7] Adjusted equity in net income of an investment in associate excludes the following items of note: 2013 – $54 million amortization of intangibles, as explained in footnote 8; 2012 – $57 million amortization of intangibles; 2011 – $59 million amortization of intangibles.

[8] Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target Corporation's U.S. credit card portfolio in 2013, and the Epoch Investment Partners, Inc. acquisition in 2013. Amortization of software is recorded in amortization of other intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of other intangibles acquired as a result of asset acquisitions and business combinations.

[9] During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[10] As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders' fees, advisory fees, and legal fees. The first quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further integration charges or direct transaction costs as an item of note.

[11] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged through the CDS is netted against this item of note.

[12] As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders' fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking. The fourth quarter of 2012 was the last quarter U.S. Personal and Commercial Banking included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.

[13] As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders' fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition are incurred by Canadian Personal and Commercial Banking. The integration charges to date are higher than what was anticipated when the transaction was announced. The elevated spending is primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business.

[14] As a result of certain adverse judgments and settlements in the U.S. in 2012 and after continued evaluation of this portfolio of cases throughout that year, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that the litigation provision of $413 million ($248 million after tax) was required. In 2013, the Bank further reassessed its litigation provisions and determined that additional litigation and litigation-related charges of $97 million ($70 million after tax) and $30 million ($30 million after tax) were required as a result of recent developments and settlements reached in the U.S.

[15] Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), "Reduction of allowance for incurred but not identified credit losses", formerly known as "General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking" was $162 million ($120 million after tax) in fiscal 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the "allowance for incurred but not identified credit losses" in the normal course of business is included in Corporate segment net income and is no longer be recorded as an item of note.

[16] This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.

[17] In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. The reduction in the provision reflects an updated estimate incorporating more current information regarding the extent of damage, actual delinquencies in impacted areas, and greater certainty regarding payments to be received under the Alberta Disaster Recovery Program and from property and default insurance.

[18] The Bank provided $62 million ($37 million after tax) in fiscal 2012 for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.

[19] The Bank undertook certain measures commencing in the fourth quarter of 2013, which are expected to continue through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.

[20] On September 16, 2013, the Bank (i) confirmed that it had entered into an agreement pursuant to which TD will become the primary issuer of Aeroplan Visa credit cards commencing on January 1, 2014 (the "affinity relationship"); and (ii) announced that the Bank will acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC. During the fourth quarter of 2013, in preparation for the affinity relationship with Aimia Inc. and the expected acquisition of part of the CIBC credit card portfolio, the Bank incurred program set-up costs related to information technology, external professional consulting, marketing, training, and program management. These costs are included as an item of note in the Canadian Personal and Commercial Banking segment.

TABLE 3 **RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)**[1]

(Canadian dollars)	**2013**	2012	2011
Basic earnings per share – reported	**$ 6.93**	$ 6.81	$ 6.50
Adjustments for items of note[2]	**0.54**	0.66	0.44
Basic earnings per share – adjusted	**$ 7.47**	$ 7.47	$ 6.94
Diluted earnings per share – reported	**$ 6.91**	$ 6.76	$ 6.43
Adjustments for items of note[2]	**0.54**	0.66	0.43
Diluted earnings per share – adjusted	**$ 7.45**	$ 7.42	$ 6.86

[1] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

[2] For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 4 **AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES**[1]

(millions of Canadian dollars)	**2013**	2012	2011
Canada Trust	**$ –**	$ –	$ 168
TD Bank, N.A.	**117**	122	134
TD Ameritrade (included in equity in net income of an investment in associate)	**54**	57	59
MBNA	**36**	33	–
Other	**25**	26	30
	$ 232	$ 238	$ 391
Software	**176**	141	116
Amortization of intangibles, net of income taxes	**$ 408**	$ 379	$ 507

[1] Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

ECONOMIC PROFIT AND RETURN ON COMMON EQUITY

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's common equity. The Bank's goal is to achieve positive and growing economic profit.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive.

Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5 **ECONOMIC PROFIT AND RETURN ON COMMON EQUITY**

(millions of Canadian dollars, except as noted)	**2013**	2012	2011
	Return on common equity	Return on common equity	Return on invested capital
Average common equity	**$ 45,676**	$ 41,535	$ 35,568
Average cumulative goodwill and other intangibles amortized, net of income taxes	**n/a**[1]	n/a[1]	5,309
Average common equity/Average invested capital	**$ 45,676**	$ 41,535	$ 40,877
Rate charged for average common equity/Average invested capital	**9.0%**	9.0%	9.0%
Charge for average common equity/Average invested capital	**$ 4,111**	$ 3,738	$ 3,679
Net income available to common shareholders – reported	**$ 6,372**	$ 6,171	$ 5,761
Items of note impacting income, net of income taxes[2]	**496**	604	387
Net income available to common shareholders – adjusted	**$ 6,868**	$ 6,775	$ 6,148
Economic profit[3]	**$ 2,757**	$ 3,037	$ 2,469
Return on common equity – adjusted/Return on invested capital	**15.0%**	16.3%	15.0%

[1] Not applicable.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income" table in the "Financial Results Overview" section of this document.

[3] Economic profit is calculated based on average common equity. Prior to 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $2,947 million for 2011.

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation's U.S. Credit Card Portfolio

On March 13, 2013, the Bank, through its subsidiary, TD Bank USA, N.A., acquired substantially all of Target Corporation's existing U.S. Visa and private label credit card portfolios (Target), with a gross outstanding balance of $5.8 billion. TD Bank USA, N.A. also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.

Under the terms of the program agreement, the Bank and Target Corporation share in the profits generated by the portfolios. Target Corporation is responsible for all elements of operations and customer service, and bears most of the operating costs to service the assets. The Bank controls risk management policies and regulatory compliance, and bears all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to October 31, 2013 have been recorded in the U.S. Personal and Commercial Banking segment.

At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation's net share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to, Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of Epoch Investment Partners, Inc.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch), a New York-based asset management firm. Epoch was acquired for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank's results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $34 million of tangible assets, and $9 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $649 million has been allocated to customer relationship intangibles of $149 million and goodwill of $500 million. Goodwill is not expected to be deductible for tax purposes. For the year ended October 31, 2013, the acquisition contributed $96 million to revenue and $2 million to net income.

Sale of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank's institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million, subject to certain price adjustment mechanisms. The effects of the sale will be recorded in the first quarter of fiscal 2014.

Agreement with Aimia Inc. and Acquisition of certain CIBC Aeroplan Credit Card Accounts

On August 12, 2013, the Bank and Aimia Inc. (Aimia) announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On September 16, 2013, the Bank, Aimia, and the Canadian Imperial Bank of Commerce (CIBC) jointly announced agreements under which the Bank will also acquire approximately 50% of CIBC's existing Aeroplan credit card portfolio, which will primarily include accounts held by customers who do not have an existing retail banking relationship with CIBC. The Bank expects to acquire approximately 550,000 cardholder accounts, representing approximately $3 billion in card balances and $20 billion in annual retail spend. The Bank will pay a purchase price of par plus $50 million for the CIBC Aeroplan accounts. In addition, the Bank will pay CIBC a further $112.5 million plus HST over three years under a commercial subsidy agreement. Depending on the migration of Aeroplan-branded credit card accounts between CIBC and TD over the next five years, TD, Aimia, and CIBC have agreed to make additional potential payments of up to $400 million. TD will be responsible for, or entitled to receive, up to $300 million of these potential payments.

Additionally, TD will make a $100 million upfront payment to Aimia to assist in the development and maintenance of the new Distinction program. The minimum miles purchase commitment is a five-year volume commitment based on miles purchases by TD and CIBC. These payments by TD, in aggregate, would not exceed $95 million. Also, TD and Aimia will undertake a joint marketing spend of approximately $140 million in the first four years of the program to support the new Aeroplan Visa co-branded credit cards and program features.

The CIBC portfolio acquisition is subject to customary closing conditions and is expected to close in the first quarter of fiscal 2014.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $6,662 million, an increase of $191 million, or 3%, compared with last year.**
- **Adjusted net income was $7,158 million, an increase of $83 million, or 1%, compared with last year.**

Reported net income for the year was $6,662 million, an increase of $191 million, or 3%, compared with $6,471 million last year. Adjusted net income for the year was $7,158 million, an increase of $83 million, or 1%, compared with $7,075 million last year. The increase in adjusted net income was due to higher earnings in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by lower earnings in the Wealth and Insurance and Wholesale Banking segments. Canadian Personal and Commercial Banking net income increased primarily due to good volume growth, favourable credit performance, and effective expense management. U.S. Personal and Commercial Banking net income increased primarily due to strong loan and deposit volume growth, higher fee-based revenue, and gains on sales of securities and debt securities classified as loans, partially offset by lower margins and higher expenses to support business growth. Wealth and Insurance net income decreased due to increased claims and related expenses in the Insurance business, partially offset by higher fee-based revenue in the Wealth business and higher earnings in TD Ameritrade. Wholesale Banking net income decreased due to lower trading-related revenue and lower security gains in the investment portfolio.

Reported diluted earnings per share for the year were $6.91 this year, a 2% increase, compared with $6.76 last year. Adjusted diluted earnings per share for the year were $7.45 compared with $7.42 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

U.S. Personal and Commercial Banking earnings and the Bank's share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2013, compared with last year, as shown in the table below.

TABLE 6 **IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS**

(millions of Canadian dollars, except as noted)	**2013 vs. 2012**	2012 vs. 2011
U.S. Personal and Commercial Banking		
Increased total revenue – reported	**$ 114**	$ 108
Increased total revenue – adjusted	**114**	108
Increased non-interest expenses – reported	**74**	77
Increased non-interest expenses – adjusted	**76**	65
Increased net income – reported, after tax	**22**	19
Increased net income – adjusted, after tax	**23**	25
TD Ameritrade		
Increase in share of earnings, after tax	**$ 3**	$ 5
Increase in basic earnings per share – reported (dollars)	**$ 0.03**	$ 0.02
Increase in basic earnings per share – adjusted (dollars)	**$ 0.04**	$ 0.03

Revenue

AT A GLANCE OVERVIEW

- **Reported revenue[1] was $27,262 million, an increase of $1,716 million, or 7%, compared with last year.**
- **Adjusted revenue[1] was $27,191 million, an increase of $1,514 million, or 6%, compared with last year.**
- **Reported net interest income increased by $1,052 million, or 7%, compared with last year.**
- **Adjusted net interest income increased by $1,016 million, or 7%, compared with last year.**
- **Reported non-interest income[1] increased by $664 million, or 6%, compared with last year.**
- **Adjusted non-interest income[1] increased by $498 million, or 5%, compared with last year.**

NET INTEREST INCOME

Net interest income for the year on a reported and adjusted basis was $16,078 million, an increase of $1,052 million, or 7%, on a reported basis, and an increase of $1,016 million, or 7%, on an adjusted basis. The increase in adjusted net interest income was driven primarily by increases in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking, and Wholesale Banking segments. U.S. Personal and Commercial Banking net interest income increased primarily due to the inclusion of revenue from Target and strong loan and deposit volume, partially offset by lower margin and loan accretion. Canadian Personal and Commercial Banking net interest income increased primarily due to good portfolio volume growth, partially offset by lower margin. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

NET INTEREST INCOME
(millions of Canadian dollars)


$18,000
15,000
12,000
9,000
6,000
3,000
0
11
12
13
Reported
Adjusted

NET INTEREST MARGIN

Net interest margin declined by 3 basis points (bps) in the year to 2.20% from 2.23% last year. Lower margin in Canadian Personal and Commercial Banking was partially offset by the higher margin in U.S. Personal and Commercial Banking. The U.S. Personal and Commercial Banking margin rose due to the impact of Target, partially offset by core margin compression.

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

TABLE 7 NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1,2]

(millions of Canadian dollars, except as noted)	**2013**			2012			2011		
	Average balance	**Interest[3]**	**Average rate**	Average balance	Interest[3]	Average rate	Average balance	Interest[3]	Average rate
Interest-earning assets									
Interest-bearing deposits with Banks									
Canada	**$ 4,552**	**$ 23**	**0.51%**	$ 8,950	$ 41	0.46%	$ 5,580	$ 52	0.93%
U.S.	**17,748**	**32**	**0.18**	13,580	42	0.31	13,438	316	2.35
Securities									
Trading									
Canada	**54,384**	**1,398**	**2.57**	48,342	1,332	2.76	40,561	1,129	2.78
U.S.	**16,781**	**321**	**1.91**	13,201	231	1.75	8,948	148	1.65
Non-trading									
Canada	**20,551**	**336**	**1.63**	18,855	288	1.53	16,157	212	1.31
U.S.	**66,675**	**1,384**	**2.08**	66,089	1,671	2.53	61,497	1,299	2.11
Securities purchased under reverse repurchase agreements									
Canada	**24,207**	**230**	**0.95**	25,944	249	0.96	22,145	193	0.87
U.S.	**31,422**	**94**	**0.30**	27,025	90	0.33	24,016	77	0.32
Loans									
Mortgages[4]									
Canada	**176,856**	**5,390**	**3.05**	163,016	5,141	3.15	145,052	5,040	3.47
U.S.	**41,744**	**1,710**	**4.10**	36,910	1,671	4.53	32,947	1,524	4.63
Consumer instalment and other personal									
Canada	**91,729**	**4,718**	**5.14**	93,622	5,270	5.63	93,667	5,348	5.71
U.S.	**26,206**	**1,016**	**3.88**	22,568	1,018	4.51	17,288	864	5.00
Credit card									
Canada	**14,582**	**1,828**	**12.54**	14,128	1,699	12.03	8,139	965	11.86
U.S.	**4,697**	**834**	**17.76**	1,043	124	11.89	855	109	12.75
Business and government[4]									
Canada	**43,025**	**1,243**	**2.89**	32,287	1,111	3.44	26,412	1,045	3.96
U.S.	**33,452**	**1,340**	**4.01**	29,451	1,362	4.62	25,295	1,525	6.03
International	**62,402**	**719**	**1.15**	59,101	898	1.52	51,144	1,063	2.08
Total interest-earning assets	**$ 731,013**	**$ 22,616**	**3.09%**	$ 674,112	$ 22,238	3.30%	$ 593,141	$ 20,909	3.53%
Interest-bearing liabilities									
Deposits									
Personal									
Canada	**$ 168,369**	**$ 1,660**	**0.99%**	$ 160,947	$ 1,819	1.13%	$ 150,802	$ 1,886	1.25%
U.S.	**130,378**	**211**	**0.16**	119,605	264	0.22	102,345	254	0.25
Banks									
Canada	**6,134**	**11**	**0.18**	4,984	28	0.56	3,983	27	0.68
U.S.	**6,565**	**14**	**0.21**	5,278	10	0.19	5,622	12	0.21
Business and government[5,6]									
Canada	**118,671**	**1,119**	**0.94**	113,066	1,303	1.15	89,675	1,046	1.17
U.S.	**111,787**	**1,248**	**1.12**	88,962	1,226	1.38	78,879	1,150	1.46
Subordinated notes and debentures	**8,523**	**447**	**5.24**	11,509	612	5.32	12,403	663	5.35
Obligations related to securities sold short and under repurchase agreements									
Canada	**40,874**	**472**	**1.15**	37,875	432	1.14	26,333	367	1.39
U.S.	**37,534**	**102**	**0.27**	30,161	96	0.32	23,797	71	0.30
Liabilities for preferred shares and capital trust securities	**1,879**	**154**	**8.20**	2,253	174	7.72	2,811	208	7.40
Securitization liabilities[7]	**50,591**	**927**	**1.83**	53,032	1,026	1.93	52,823	1,235	2.34
Other liabilities[8]									
Canada	**5,563**	**79**	**1.42**	5,523	78	1.41	6,185	89	1.44
International	**19,966**	**94**	**0.47**	17,964	144	0.80	17,848	240	1.34
Total interest-bearing liabilities	**$ 706,834**	**$ 6,538**	**0.92%**	$ 651,159	$ 7,212	1.11%	$ 573,506	$ 7,248	1.26%
Total net interest income on average earning assets	**$ 731,013**	**$ 16,078**	**2.20%**	$ 674,112	$ 15,026	2.23%	$ 593,141	$ 13,661	2.30%

[1] Net interest income includes dividends on securities.

[2] Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.

[3] Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

[4] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $24 million (2012 – $25 million, 2011 – $259 million) and amortized cost of $24 million (2012 – $25 million, 2011 – $253 million), and loans designated at fair value through profit or loss of $9 million (2012 – $13 million, 2011 – $14 million) and amortized cost of nil (2012 – nil, 2011 – $5 million).

[5] Includes trading deposits with a fair value of $47,593 million (2012 – $38,774 million, 2011 – $29,613 million).

[6] Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $821 million (2012 – $834 million, 2011 – $762 million).

[7] Includes securitization liabilities designated at fair value through profit or loss of $21,960 million (2012 – $25,324 million, 2011 – $27,725 million) and related amortized cost of $21,757 million (2012 – $24,600 million, 2011 – $26,578 million). Also includes securitization liabilities at amortized cost of $25,144 million (2012 – $25,224 million, 2011 – $25,133 million).

[8] Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $5.1 billion (2012 – $4.6 billion, 2011 – $5.1 billion).

The table below presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/interest rate variance have been allocated to average interest rate.

TABLE 8 ANALYSIS OF CHANGE IN NET INTEREST INCOME[1,2]

(millions of Canadian dollars)	2013 vs. 2012			2012 vs. 2011		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets						
Interest-bearing deposits with banks						
Canada	$ (20)	$ 2	$ (18)	$ 32	$ (43)	$ (11)
U.S.	13	(23)	(10)	3	(277)	(274)
Securities						
Trading						
Canada	166	(100)	66	216	(13)	203
U.S.	62	28	90	70	13	83
Non-trading						
Canada	26	22	48	36	40	76
U.S.	14	(301)	(287)	97	275	372
Securities purchased under reverse repurchase agreements						
Canada	(16)	(3)	(19)	33	23	56
U.S.	14	(10)	4	10	3	13
Loans						
Mortgages[3]						
Canada	436	(187)	249	624	(523)	101
U.S.	219	(180)	39	183	(36)	147
Consumer instalment and other personal						
Canada	(106)	(446)	(552)	(2)	(76)	(78)
U.S.	164	(166)	(2)	264	(110)	154
Credit card						
Canada	55	74	129	710	24	734
U.S.	435	275	710	24	(9)	15
Business and government[3]						
Canada	370	(238)	132	233	(167)	66
U.S.	185	(207)	(22)	251	(414)	(163)
International	65	(244)	(179)	91	(256)	(165)
Total interest-earning assets	$ 2,082	$ (1,704)	$ 378	$ 2,875	$ (1,546)	$ 1,329
Interest-bearing liabilities						
Deposits						
Personal						
Canada	$ (85)	$ 244	$ 159	$ (127)	$ 194	$ 67
U.S.	(24)	77	53	(43)	33	(10)
Banks						
Canada	(6)	23	17	(6)	5	(1)
U.S.	(2)	(2)	(4)	1	1	2
Business and government[4,5]						
Canada	(65)	249	184	(274)	17	(257)
U.S.	(315)	293	(22)	(147)	71	(76)
Subordinated notes and debentures	159	6	165	48	3	51
Obligations related to securities sold short and under repurchase agreements						
Canada	(34)	(6)	(40)	(161)	96	(65)
U.S.	(24)	18	(6)	(19)	(6)	(25)
Liabilities for preferred shares and capital trust securities	25	(5)	20	41	(7)	34
Securitization liabilities[6]	32	67	99	(5)	214	209
Other liabilities[7]						
Canada	(1)	–	(1)	10	1	11
International	(27)	77	50	4	92	96
Total interest-bearing liabilities	$ (367)	$ 1,041	$ 674	$ (678)	$ 714	$ 36
Total net interest income on average earning assets	$ 1,715	$ (663)	$1,052	$ 2,197	$ (832)	$ 1,365

[1] Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.

[2] Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

[3] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $24 million (2012 – $25 million, 2011 – $259 million) and amortized cost of $24 million (2012 – $25 million, 2011 – $253 million), and loans designated at fair value through profit or loss of $9 million (2012 – $13 million, 2011 – $14 million) and amortized cost of nil (2012 – nil, 2011 – $5 million).

[4] Includes trading deposits with a fair value of $47,593 million (2012 – $38,774 million, 2011 – $29,613 million).

[5] Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $821 million (2012 – $834 million, 2011 – $762 million).

[6] Includes securitization liabilities designated at fair value through profit or loss of $21,960 million (2012 – $25,324 million, 2011 – $27,725 million) and related amortized cost of $21,757 million (2012 – $24,600 million, 2011 – $26,578 million). Also includes securitization liabilities at amortized cost of $25,144 million (2012 – $25,224 million, 2011 – $25,133 million).

[7] Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $5.1 billion (2012 – $4.6 billion, 2011 – $5.1 billion).

NON-INTEREST INCOME[1]

Non-interest income for the year on a reported basis was $11,184 million, an increase of $664 million, or 6%, compared with last year. Adjusted non-interest income for the year was $11,113 million, an increase of $498 million, or 5%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Wealth and Insurance and U.S. Personal and Commercial Banking segments, partially offset by declines in the Wholesale Banking and Corporate segments. Wealth and Insurance non-interest income increased primarily due to higher fee-based revenue from asset growth and the addition of Epoch in the Wealth business and premium growth in the Insurance business, partially offset by the sale of the U.S. Insurance business. U.S. Personal and Commercial Banking non-interest income increased primarily due to higher fee-based revenue and gains on sales securities and debt securities classified as loans. Wholesale Banking non-interest income decreased primarily due to lower security gains in the investment portfolio and lower mergers and acquisitions (M&A) and advisory fees. Corporate segment non-interest income decreased primarily due to lower gains from treasury and other hedging activities.

TABLE 9 NON-INTEREST INCOME

(millions of Canadian dollars)	2013	2012	2011	2013 vs. 2012 % change
Investment and securities services				
TD Waterhouse fees and commissions	**$ 403**	$ 384	$ 459	**5%**
Full-service brokerage and other securities services	**596**	562	631	**6**
Underwriting and advisory	**365**	437	378	**(16)**
Investment management fees	**326**	241	215	**35**
Mutual fund management	**1,141**	997	941	**14**
Total investment and securities services	**2,831**	2,621	2,624	**8**
Credit fees	**785**	745	671	**5**
Net securities gains	**304**	373	393	**(18)**
Trading income (loss)	**(281)**	(41)	(127)	**(585)**
Service charges	**1,863**	1,775	1,602	**5**
Card services	**1,345**	1,039	959	**29**
Insurance revenue[1]	**3,734**	3,537	3,345	**6**
Trust fees	**148**	149	154	**(1)**
Other income	**455**	322	558	**41**
Total	**$ 11,184**	$ 10,520	$ 10,179	**6%**

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income decreased by $76 million, or 7% from 2012. The decrease was primarily in equity and other portfolios, partially offset by an increase in interest rate and credit portfolios compared to the prior year. Equity and other portfolios decreased as the prior year included gains on trading positions that were previously considered impaired. Interest rate and credit trading improved on increased client activity in 2013.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank's trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10 TRADING-RELATED INCOME

(millions of Canadian dollars)	2013	2012	2011
Net interest income	**$ 1,230**	$ 1,050	$ 818
Trading income (loss)	**(281)**	(41)	(127)
Financial instruments designated at fair value through profit or loss[1]	**(6)**	10	4
Total trading-related income (loss)	**$ 943**	$ 1,019	$ 695
By product			
Interest rate and credit portfolios	**$ 554**	$ 534	$ 212
Foreign exchange portfolios	**368**	374	428
Equity and other portfolios	**27**	101	51
Financial instruments designated at fair value through profit or loss[1]	**(6)**	10	4
Total trading-related income (loss)	**$ 943**	$ 1,019	$ 695

[1] Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses were $15,042 million, an increase of $1,044 million, or 7%, compared with last year.**
- **Adjusted non-interest expenses were $14,363 million, an increase of $1,201 million, or 9%, compared with last year.**
- **Reported efficiency ratio[1] worsened to 55.2% compared with 54.8% last year.**
- **Adjusted efficiency ratio[1] worsened to 52.8% compared with 51.3% last year.**

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $15,042 million, an increase of $1,044 million, or 7%, compared with last year. Adjusted non-interest expenses were $14,363 million, an increase of $1,201 million, or 9%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance, Canadian Personal and Commercial Banking, and Corporate segments. U.S. Personal and Commercial Banking expenses increased primarily due to increased expenses related to Target, investments in new stores, and other planned initiatives, partially offset by productivity gains. Wealth and Insurance expenses increased primarily due to higher revenue-based variable expenses and the addition of Epoch in the Wealth business, partially offset by the sale of the U.S. Insurance business. Canadian Personal and Commercial Banking expenses increased primarily due to higher expenses from full year inclusion of MBNA, volume growth, merit increases and investment in initiatives to grow the business, partially offset by productivity gains. Corporate segment expenses increased primarily due to higher pension and strategic initiative costs.

EFFICIENCY RATIO[1]

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio worsened to 55.2%, compared with 54.8% last year. The adjusted efficiency ratio worsened to 52.8%, compared with 51.3% last year primarily due to lower revenue in Wholesale Banking.


NON-INTEREST EXPENSES
(millions of Canadian dollars)
$16,000
12,000
8,000
4,000
0
11
12
13
Reported
Adjusted
EFFICIENCY RATIO1
(percent)
60%
50
40
30
20
10
0
11
12
13
Reported
Adjusted

[1] Effective 2013, Insurance revenue and insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.

TABLE 11 NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars, except as noted)	2013	2012	2011	2013 vs. 2012 % change
Salaries and employee benefits				
Salaries	**$ 4,752**	$ 4,647	$ 4,319	**2%**
Incentive compensation	**1,634**	1,561	1,448	**5**
Pension and other employee benefits	**1,236**	1,033	962	**20**
Total salaries and employee benefits	**7,622**	7,241	6,729	**5**
Occupancy				
Rent	**755**	704	659	**7**
Depreciation	**330**	324	306	**2**
Property tax	**65**	57	56	**14**
Other	**306**	289	264	**6**
Total occupancy	**1,456**	1,374	1,285	**6**
Equipment				
Rent	**216**	210	218	**3**
Depreciation	**188**	184	161	**2**
Other	**443**	431	422	**3**
Total equipment	**847**	825	801	**3**
Amortization of other intangibles	**521**	477	657	**9**
Marketing and business development	**685**	668	593	**3**
Restructuring costs	**129**	–	–	**100**
Brokerage-related fees	**317**	296	320	**7**
Professional and advisory services	**1,010**	925	944	**9**
Communications	**281**	282	271	**–**
Other expenses				
Capital and business taxes	**147**	149	154	**(1)**
Postage	**201**	196	177	**3**
Travel and relocation	**186**	175	172	**6**
Other	**1,640**	1,390	944	**18**
Total other expenses	**2,174**	1,910	1,447	**14**
Total expenses	**$ 15,042**	$ 13,998	$ 13,047	**7%**
Efficiency ratio – reported[1]	**55.2%**	54.8%	54.7%	**40bps**
Efficiency ratio – adjusted[1]	**52.8**	51.3	52.2	**150**

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.

Taxes

Reported total income and other taxes increased by $112 million, or 5%, from 2012. Income tax expense, on a reported basis, was up $51 million, or 5%, from 2012. Other taxes were up $61 million, or 6%, from 2012. Adjusted total income and other taxes were down $9 million from 2012. Total income tax expense, on an adjusted basis, was down $70 million, or 5%, from 2012.

The Bank's effective income tax rate on a reported basis was 15.2% for 2013, compared with 14.9% in 2012.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $168 million in the year, compared to $131 million in 2012, was not part of the Bank's tax rate.

TABLE 12 INCOME TAXES

(millions of Canadian dollars, except as noted)	2013		2012		2011	
Income taxes at Canadian statutory income tax rate	**$ 1,978**	**26.3%**	$ 1,938	26.4%	$ 2,005	28.1%
Increase (decrease) resulting from:						
Dividends received	**(253)**	**(3.4)**	(262)	(3.6)	(214)	(3.0)
Rate differentials on international operations	**(488)**	**(6.5)**	(481)	(6.6)	(468)	(6.6)
Tax rate changes	**–**	**–**	(18)	(0.2)	–	–
Other	**(94)**	**(1.2)**	(85)	(1.1)	3	0.1
Provision for income taxes and effective income tax rate – reported	**$ 1,143**	**15.2%**	$ 1,092	14.9%	$ 1,326	18.6%

The Bank's adjusted effective tax rate was 16.3% for 2013, compared with 17.1% in 2012. The year-over-year decrease was largely due to a relative size and nature of items of note.

TABLE 13 NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2013	2012	2011
Provision for income taxes – reported	**$ 1,143**	$ 1,092	$ 1,326
Adjustments for items of note: Recovery of (provision for) incomes taxes[1, 2]			
Amortization of intangibles	**94**	96	164
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**(14)**	–	(30)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**–**	2	59
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	2	(6)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**–**	10	32
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**33**	36	–
Litigation and litigation-related charge/reserve	**26**	165	–
Reduction of allowance for incurred but not identified credit losses	**–**	(42)	–
Positive impact due to changes in statutory income tax rates	**–**	18	–
Impact of Alberta flood on the loan portfolio	**6**	–	–
Impact of Superstorm Sandy	**–**	25	–
Restructuring charges	**39**	–	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts	**7**	–	–
Total adjustments for items of note	**191**	312	219
Provision for income taxes – adjusted	**1,334**	1,404	1,545
Other taxes			
Payroll	**404**	383	367
Capital and premium	**140**	141	147
GST, HST and provincial sales	**380**	352	339
Municipal and business	**169**	156	149
Total other taxes	**1,093**	1,032	1,002
Total taxes – adjusted	**$ 2,427**	$ 2,436	$ 2,547
Effective income tax rate – adjusted[3]	**16.3%**	17.1%	20.1%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2] The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity

[3] Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2013 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,622 million, an increase of $25 million, or 2%, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,821 million, an increase of $64 million, or 4%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.68, compared with $1.66 in the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.90, compared with $1.83 in the fourth quarter last year.

Revenue for the quarter was $7,001 million, an increase of $424 million, or 6%, on a reported basis, and $7,018 million on an adjusted basis, an increase of $403 million, or 6%, compared with the fourth quarter last year. The increase in adjusted revenue was driven by increases in the U.S. Personal and Commercial Banking and Wealth and Insurance segments, partially offset by decreases in the Wholesale Banking and Corporate segments. U.S. Personal and Commercial Banking revenue increased primarily due to the inclusion of revenue from Target, strong organic loan and deposit growth, partially offset by lower margins. Wealth and Insurance revenue increased primarily due to fee-based asset growth and the addition of Epoch in the Wealth business and premium growth in the Insurance business, partially offset by the sale of the U.S. Insurance business. Wholesale Banking revenue decreased due to lower security gains in the investment portfolio partially offset by higher trading-related revenue. Corporate segment revenue decreased primarily due to lower gains from treasury and other hedging activities.

Provision for credit losses for the quarter was $352 million, a decrease of $213 million, or 38%, on a reported basis, and $392 million on an adjusted basis, a decrease of $119 million, or 23%, compared with the fourth quarter last year. The decrease was primarily driven by decreases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking PCL decreased primarily due to favourable credit performance, lower bankruptcies, and elevated PCL in the fourth quarter last year due to an adjustment related to past due accounts. U.S. Personal and Commercial Banking PCL decreased primarily due to impact of the new regulatory guidance recorded in the fourth quarter last year and improved credit quality of commercial loans, partially offset by provisions for credit card loans acquired from Target and increased provisions in auto loans.

Non-interest expenses for the quarter were $4,157 million, an increase of $551 million, or 15%, on a reported basis, and $3,883 million on an adjusted basis, an increase of $390 million, or 11%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was primarily driven by an increase in U.S. Personal and Commercial Banking due to increased expenses related to Target, investments in new stores, and other growth initiatives, partially offset by productivity gains.

The Bank's reported effective tax rate was 13.5% for the quarter, compared with 10.4% in the same quarter last year. The year-over-year increase was largely due to a decrease in earnings reported by our subsidiaries operating in jurisdictions with lower tax rates. The Bank's adjusted effective tax rate was 15.0% for the quarter, compared with 12.3% in the same quarter last year. The year-over-year increase was largely due to a decrease in earnings reported by our subsidiaries operating in jurisdictions with lower tax rates.

QUARTERLY TREND ANALYSIS

The Bank has had solid underlying adjusted earnings growth over the past eight quarters. Canadian Personal and Commercial Banking earnings have been solid with good loan and deposit volume growth, the acquisition of the credit card portfolio of MBNA Canada, and better credit performance, partially offset by lower margins. U.S. Personal and Commercial Banking earnings have benefited from strong organic loan and deposit volume growth, elevated security gains, and Target, partially offset by lower margins and higher expenses to support business growth. Wealth and Insurance earnings have been negatively impacted by unfavourable prior years' claims development related to the Ontario auto insurance market and higher claims from weather-related events in the Insurance business, offset by higher fee-based revenue in the Wealth business. The earnings contribution from the Bank's reported investment in TD Ameritrade has increased over the past two years primarily due to higher base earnings in TD Ameritrade. After a relatively strong 2012, Wholesale Banking earnings have been trending downwards in 2013 primarily due to reduced security gains and capital market activity.

The Bank's earnings have seasonal impacts, principally the second quarter being affected by fewer business days.

The Bank's earnings are also impacted by market-driven events and changes in foreign exchange rates.

TABLE 14	QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)								*For the three months ended*
				2013				2012
	Oct. 31	**July 31**	**Apr. 30**	**Jan. 31**	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	**$ 4,184**	**$ 4,146**	**$ 3,902**	**$ 3,846**	$ 3,842	$ 3,817	$ 3,680	$ 3,687
Non-interest income[1]	**2,817**	**2,939**	**2,707**	**2,721**	2,735	2,669	2,582	2,534
Total revenue	**7,001**	**7,085**	**6,609**	**6,567**	6,577	6,486	6,262	6,221
Provision for credit losses	**352**	**477**	**417**	**385**	565	438	388	404
Insurance claims and related expenses[1]	**711**	**1,140**	**609**	**596**	688	645	512	579
Non-interest expenses	**4,157**	**3,764**	**3,626**	**3,495**	3,606	3,471	3,372	3,549
Provision for (recovery of) income taxes	**240**	**252**	**291**	**360**	178	291	351	272
Equity in net income of an investment in associate, net of income taxes	**81**	**75**	**57**	**59**	57	62	54	61
Net income – reported	**1,622**	**1,527**	**1,723**	**1,790**	1,597	1,703	1,693	1,478
Adjustments for items of note, net of income taxes[2]								
Amortization of intangibles	**59**	**59**	**58**	**56**	60	59	59	60
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**15**	**(70)**	**22**	**(24)**	35	–	9	45
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**–**	**–**	**–**	**–**	–	–	–	9
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	**–**	**–**	**–**	–	(2)	1	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**–**	**–**	**–**	**–**	3	6	3	5
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**14**	**24**	**30**	**24**	25	25	30	24
Litigation and litigation-related charge/reserve	**30**	**–**	**–**	**70**	–	77	–	171
Reduction of allowance for incurred but not identified credit losses	**–**	**–**	**–**	**–**	–	(30)	(59)	(31)
Positive impact due to changes in statutory income tax rates	**–**	**–**	**–**	**–**	–	(18)	–	–
Impact of Alberta flood on the loan portfolio	**(29)**	**48**	**–**	**–**	–	–	–	–
Impact of Superstorm Sandy	**–**	**–**	**–**	**–**	37	–	–	–
Restructuring charges	**90**	**–**	**–**	**–**	–	–	–	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts	**20**	**–**	**–**	**–**	–	–	–	–
Total adjustments for items of note	**199**	**61**	**110**	**126**	160	117	43	284
Net income – adjusted	**1,821**	**1,588**	**1,833**	**1,916**	1,757	1,820	1,736	1,762
Preferred dividends	**49**	**38**	**49**	**49**	49	49	49	49
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	**1,772**	**1,550**	**1,784**	**1,867**	1,708	1,771	1,687	1,713
Attributable to:								
Non-controlling interests – adjusted	**27**	**26**	**26**	**26**	26	26	26	26
Common shareholders – adjusted	**$ 1,745**	**$ 1,524**	**$ 1,758**	**$ 1,841**	$ 1,682	$ 1,745	$ 1,661	$ 1,687
(Canadian dollars, except as noted)								
Basic earnings per share								
Reported	**$ 1.69**	**$ 1.59**	**$ 1.79**	**$ 1.87**	$ 1.67	$ 1.79	$ 1.79	$ 1.56
Adjusted	**1.90**	**1.65**	**1.91**	**2.01**	1.84	1.92	1.84	1.87
Diluted earnings per share								
Reported	**1.68**	**1.58**	**1.78**	**1.86**	1.66	1.78	1.78	1.55
Adjusted	**1.90**	**1.65**	**1.90**	**2.00**	1.83	1.91	1.82	1.86
Return on common equity – reported	**13.3%**	**12.5%**	**14.8%**	**15.3%**	14.0%	15.3%	16.2%	14.0%
Return on common equity – adjusted	**15.0%**	**13.0%**	**15.8%**	**16.4%**	15.5%	16.4%	16.6%	16.8%
(billions of Canadian dollars)								
Average earning assets	**$ 748**	**$ 742**	**$ 723**	**$ 710**	$ 689	$ 681	$ 667	$ 660
Net interest margin as a percentage of average earning assets	**2.22%**	**2.22%**	**2.21%**	**2.15%**	2.22%	2.23%	2.25%	2.22%

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises Canadian personal and business banking, TD Auto Finance Canada, as well as the Canadian credit card business. Under the TD Canada Trust brand, personal banking provides a full range of financial products and services to nearly 14 million customers through its network of 1,179 branches and 2,845 automated banking machines and telephone, internet and mobile banking. TD Commercial Banking serves the needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD Auto Finance provides flexible financing options to customers at point-of-sale for automotive and recreational vehicle purchases through our auto dealer network. TD Credit Card businesses, which includes Visa and the credit card portfolio of MBNA Canada, provides an attractive line-up of credit cards including co-branded and affinity credit card programs.

Wealth and Insurance comprises the Bank's Wealth Management and Insurance businesses globally, including operations in Canada, the U.S. and Europe.

TD Wealth offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada, the U.S. and Europe.

TD Wealth consists of Direct Investing, Advice-based, and Asset Management businesses. Each of these businesses is focused on providing an exceptional client experience aligned with the TD brand.

In the global Direct Investing business, TD has a leading market share, providing a full set of offerings to retail clients in Canada and the U.K. In the U.S., TD has an investment in TD Ameritrade, which is the industry-leader in direct investing as measured by average trades per day. TD's North American Advice-based business includes financial planning, full service brokerage, private banking and private investment counsel. In each case, TD's Advice-based business is focused on delivering a value proposition that is matched to our clients' needs and delivered in an integrated fashion. TD Asset Management (TDAM) is a leading North American investment manager comprising both retail (for example, mutual funds) and institutional capabilities. Our institutional clients include leading pension funds, corporations, endowments and foundations both in Canada and the U.S.

TD Insurance manufactures and distributes property and casualty insurance and life and health insurance products in Canada. The property and casualty business offers personal lines home and auto insurance through direct distribution channels and is the number one direct writer, number one affinity writer, number one bank insurer and number two personal lines writer of property and casualty insurance in Canada. The life and health insurance business offers authorized credit protection and travel insurance products primarily through TD Canada Trust branches. It also offers other simple life and health products such as term life, critical illness, accident and sickness, and credit card balance protection products through direct distribution channels.

U.S. Personal and Commercial Banking comprises the Bank's retail and commercial banking operations in the U.S. operating under the brand TD Bank, America's Most Convenient Bank. The retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,317 stores located along the east coast from Maine to Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of treasury and balance sheet management activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition were reported in the Corporate segment.

Effective March 13, 2013, results of Target are reported in U.S. Personal and Commercial Banking. Effective March 27, 2013, the results of Epoch are reported in Wealth and Insurance.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the "How the Bank Reports" section in the MD&A. For information concerning the Bank's measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the "Economic Profit and Return on Common Equity" section. Segmented information also appears in Note 31 to the 2013 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $332 million, compared with $327 million last year.

As noted in Note 8 to the 2013 Consolidated Financial Statements, the Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.

The "Business Outlook and Focus for 2014" section for each segment, provided on the following pages, is based on the Bank's views and the assumptions set out in the "Economic Summary and Outlook" section and the actual outcome may be materially different. For more information, see the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TABLE 15 **RESULTS BY SEGMENT**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth and Insurance		U.S. Personal and Commercial Banking		Wholesale Banking		Corporate		Total	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**	2012	**2013**	2012
Net interest income (loss)	**$ 8,345**	$ 8,023	**$ 579**	$ 583	**$ 5,172**	$ 4,663	**$ 1,982**	$ 1,805	**$ –**	$ (48)	**$ 16,078**	$ 15,026
Non-interest income (loss)[1]	**2,695**	2,629	**6,358**	5,860	**1,957**	1,468	**425**	849	**(251)**	(286)	**11,184**	10,520
Provision for (reversal of) credit losses	**929**	1,151	**–**	–	**779**	779	**26**	47	**(103)**	(182)	**1,631**	1,795
Insurance claims and related expenses[1]	**–**	–	**3,056**	2,424	**–**	–	**–**	–	**–**	–	**3,056**	2,424
Non-interest expenses	**5,136**	4,988	**2,821**	2,600	**4,550**	4,125	**1,541**	1,570	**994**	715	**15,042**	13,998
Income (loss) before provision for income taxes	**4,975**	4,513	**1,060**	1,419	**1,800**	1,227	**840**	1,037	**(1,142)**	(867)	**7,533**	7,329
Provision for (recovery of) income taxes	**1,321**	1,209	**153**	261	**273**	99	**192**	157	**(796)**	(634)	**1,143**	1,092
Equity in net income of an investment in associate, net of income taxes	**–**	–	**246**	209	**–**	–	**–**	–	**26**	25	**272**	234
Net income (loss) – reported	**3,654**	3,304	**1,153**	1,367	**1,527**	1,128	**648**	880	**(320)**	(208)	**6,662**	6,471
Adjustments for items of note, net of income taxes[2]												
Amortization of intangibles	**–**	–	**–**	–	**–**	–	**–**	–	**232**	238	**232**	238
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**(57)**	89	**(57)**	89
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**–**	–	**–**	–	**–**	9	**–**	–	**–**	–	**–**	9
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**–**	–	**–**	–	**–**	–	**–**	–	**–**	17	**–**	17
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**92**	104	**–**	–	**–**	–	**–**	–	**–**	–	**92**	104
Litigation and litigation-related charge/reserve	**–**	–	**–**	–	**100**	248	**–**	–	**–**	–	**100**	248
Reduction of the allowance for incurred but not identified credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(120)	**–**	(120)
Positive impact due to changes in statutory income tax rates	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(18)	**–**	(18)
Impact of Alberta flood on the loan portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**19**	–	**19**	–
Impact of Superstorm Sandy	**–**	–	**–**	–	**–**	37	**–**	–	**–**	–	**–**	37
Restructuring charges	**–**	–	**–**	–	**–**	–	**–**	–	**90**	–	**90**	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts	**20**	–	**–**	–	**–**	–	**–**	–	**–**	–	**20**	–
Total adjustments for items of note	**112**	104	**–**	–	**100**	294	**–**	–	**284**	206	**496**	604
Net income (loss) – adjusted	**$ 3,766**	$ 3,408	**$ 1,153**	$ 1,367	**$ 1,627**	$ 1,422	**$ 648**	$ 880	**$ (36)**	$ (2)	**$ 7,158**	$ 7,075
(billions of Canadian dollars)												
Average common equity	**$ 7.8**	$ 7.7	**$ 6.1**	$ 6.6	**$ 18.9**	$ 17.6	**$ 4.2**	$ 4.1	**$ 8.7**	$ 5.5	**$ 45.7**	$ 41.5
Risk-weighted assets	**82**	78	**17**	9	**132**	111	**47**	43	**8**	5	**286**	246

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been reclassified to conform with the current period presentation.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

ECONOMIC SUMMARY AND OUTLOOK

The Canadian economy is currently entrenched in a modest growth, low inflation environment. After weak 1% growth in the second half of 2012, the Canadian economy strengthened in the first half of 2013, recording real GDP advances of 2.5% and 1.7% in the January-March and April-June periods, respectively. Looking ahead, the Canadian economy is expected to improve, but with moderate economic growth.

Specifically, domestic demand is likely to remain modest as both consumers and governments restrain spending to focus on balancing their finances. Consumers have already made progress slowing their pace of debt accumulation as household credit growth has slowed to its lowest pace in over a decade. A generally more subdued housing sector will also contribute to modest growth in the domestic economy. The Canadian housing market had shown renewed strength in 2013 after tighter mortgage restrictions slowed the market last year. However, an erosion in affordability is expected to limit growth in sales activity and prices for the foreseeable future. Residential construction activity overall has slowed relative to last year, and that trend is likely to continue over the next two years.

Inflation in Canada has been low, reflecting muted growth in 2012 combined with heightened competitive pressures in the retail market. With excess capacity expected to persist over the coming quarters, inflation pressures are expected to build very gradually. In this environment, the Bank of Canada is expected to keep short-term interest rates at current levels until mid-2015, at which time a gradual increase is likely to occur.

After a challenging 2012, the Canadian export sector has been improving. A more notable increase is expected next year alongside stronger growth in the United States and a depreciating Canadian dollar. Once the export trend is more established, Canadian businesses are also expected to expand their investment activity. Slumping profits have held back capital expenditures recently, but profit growth is forecast to resume over the near term.

The United States economy continues to make progress, as the private sector gains momentum alongside its housing sector. However, overall U.S. economic growth has been held back by tax increases and government spending cuts. Despite these fiscal headwinds, job growth has remained relatively strong and the unemployment rate is expected to decline further over the next two years. Against this backdrop of improving economic fundamentals, the U.S. Federal Reserve is expected to reduce its extraordinary asset purchase program beginning early in 2014. Inflation has been subdued, and is expected to increase gradually over the coming quarters. This is consistent with the expectation that the U.S. Federal Reserve Board (U.S. Federal Reserve) is likely to leave interest rates unchanged until the second half of 2015. Economic growth in the United States is expected to continue to outpace growth in Canada over the next several years.

NET INCOME – REPORTED BY BUSINESS SEGMENT
(as a percentage of total net income)



60%
50
40
30
20
10
0
11 12 13
11 12 13
11 12 13
11 12 13

NET INCOME – ADJUSTED BY BUSINESS SEGMENT
(as a percentage of total net income)



60%
50
40
30
20
10
0
11 12 13
11 12 13
11 12 13
11 12 13

- Canadian Personal and Commercial Banking
- Wealth and Insurance
- U.S. Personal and Commercial Banking
- Wholesale Banking

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, TD Auto Finance Canada and Canadian credit cards. Canadian Personal and Commercial Banking provides a full range of financial products and services to nearly 14 million customers.

$3,654 Reported $3,766 Adjusted

NET INCOME
(millions of Canadian dollars)



$4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
11
12
13
Reported
Adjusted

46.5% Reported 45.1% Adjusted

EFFICIENCY RATIO
(percent)



50%
40
30
20
10
0
11
12
13
Reported
Adjusted

TABLE 16 REVENUE

(millions of Canadian dollars)	2013	2012	2011
Consumer lending	$ 3,686	$ 3,594	$ 2,627
Real estate secured lending	2,006	1,901	1,946
Personal deposits	2,826	2,809	2,753
Business banking	2,232	2,170	2,060
Other[1]	290	178	146
Total	$ 11,040	$ 10,652	$ 9,532

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth and Insurance products, and other branch services.

BUSINESS HIGHLIGHTS

- **Posted record adjusted earnings of $3,766 million, an increase of 11% from 2012, and record adjusted efficiency ratio of 45.1%, in a challenging operating environment.**
- **TD will become the primary issuer of Aeroplan Visa credit cards on January 1, 2014, and has agreed to acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC.**
- **Strong chequing and savings deposit volume growth due to a focus on acquiring and retaining core customer accounts.**
- **Retained the #1 position in personal deposit market share and the #2 position in personal loan market share.**
- **Moved up to #1 position in Canadian credit card market share.**
- **Business Banking generated strong loan volume growth of 13% and held the #2 positions in deposit and loan market share.**
- **Continued to focus on customer service and convenience by investing in mobile and online banking, and opening 19 new branches in 2013.**
- **TD is the most visited banking website in Canada. TD holds the #1 position in the number of online banking and mobile customers.**
- **Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:**
  - **Ranked highest in customer satisfaction among the five major Canadian banks for the eighth consecutive year by J.D. Power and Associates, a global marketing information services firm. The 2013 Canadian Retail Banking Customer Satisfaction Study included responses from over 20,000 customers.**
  - **TD Canada Trust earned the #1 spot in "Customer Service Excellence" among the five major Canadian banks for the ninth consecutive year according to global market research firm Ipsos.**

CHALLENGES IN 2013

- **Low interest rate environment led to margin compression.**
- **Fierce competition for new customers from the major Canadian banks and non-bank competitors.**
- **Slowing retail loan growth due to weak economic growth and rising consumer debt levels.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players. The increased competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, disciplined risk management practices, and good expense management.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking is to:

- Consistently deliver a legendary customer experience in everything we do.
- Be recognized as an extraordinary place to work.
- Build on the momentum of higher growth businesses.
- Make the customer and employee experience simple, fast and easy in order to drive efficiency.
- Invest in the future to deliver top tier earnings performance consistently.

TABLE 17 CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	**2013**	2012	2011
Net interest income	**$ 8,345**	$ 8,023	$ 7,190
Non-interest income	**2,695**	2,629	2,342
Total revenue – reported	**11,040**	10,652	9,532
Total revenue – adjusted	**11,040**	10,688	9,532
Provision for credit losses	**929**	1,151	824
Non-interest expenses – reported	**5,136**	4,988	4,433
Non-interest expenses – adjusted	**4,984**	4,884	4,433
Net income – reported	**$ 3,654**	$ 3,304	$ 3,051
Adjustments for items of note, net of income taxes[1]			
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**92**	104	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts	**20**	–	–
Net income – adjusted	**$ 3,766**	$ 3,408	$ 3,051
Selected volumes and ratios			
Return on common equity – reported[2]	**46.8%**	42.9%	36.9%
Return on common equity – adjusted[2]	**48.3%**	44.2%	36.9%
Margin on average earning assets (including securitized assets) – reported	**2.81%**	2.82%	2.76%
Margin on average earning assets (including securitized assets) – adjusted	**2.81%**	2.84%	2.76%
Efficiency ratio – reported	**46.5%**	46.8%	46.5%
Efficiency ratio – adjusted	**45.1%**	45.7%	46.5%
Number of Canadian retail stores	**1,179**	1,168	1,150
Average number of full-time equivalent staff	**28,301**	30,354	29,815

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2] Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking reported net income for the year was a record $3,654 million, an increase of $350 million, or 11%, compared with last year. Adjusted net income for the year was a record $3,766 million, an increase of $358 million, or 11%, compared with last year. The increase in adjusted earnings was driven by good volume growth, lower credit losses, and effective expense management. The reported return on common equity for the year was 46.8%, while the adjusted return on common equity was 48.3%, compared with 42.9% and 44.2%, respectively, last year.

Reported revenue for the year was $11,040 million, an increase of $388 million, or 4%, compared with last year. Adjusted revenue for the year was $11,040 million, an increase of $352 million, or 3%, compared with last year. Net interest income growth was driven by good portfolio volume growth, higher mortgage refinancing revenue, and an additional month of MBNA, partially offset by lower margin on average earning assets and the inclusion of the MBNA credit mark releases last year. Personal lending volume growth slowed throughout the year impacted by lower growth in the housing market, moderation in household borrowing, and regulatory changes in the Canadian market which tightened mortgage eligibility criteria. Business lending growth was strong and market share increased. Compared with last year, average real estate secured lending volume increased $8.9 billion, or 4%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes were relatively flat. Business loans and acceptances average volumes increased $5.2 billion, or 13%. Average personal deposit volumes increased $6.3 billion, or 4%, due to strong growth in core chequing and savings volume, partially offset by lower term deposit volume. Average business deposit volumes increased $5.2 billion, or 8%. Reported margin on average earning assets decreased 1 bp to 2.81%, while the adjusted margin on average earning assets decreased 3 bps to 2.81%, due to a decline in deposit margins from the low rate environment. Non-interest income growth of 3% was driven by volume-related fee growth and the inclusion of an additional month of MBNA.

PCL for the year was $929 million, a decrease of $222 million, or 19%, compared with last year. Personal banking PCL was $882 million for the year, a decrease of $206 million, or 19%, compared with last year due primarily to better credit performance, enhanced collection strategies, and lower bankruptcies. Business banking PCL was $47 million, a decrease of $16 million, due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 9 bps, compared with last year. Net impaired loans were $882 million, a decrease of $118 million, or 12%, compared with last year.

Reported non-interest expenses for the year were $5,136 million, an increase of $148 million, or 3%, compared with last year. Adjusted non-interest expenses for the year were $4,984 million, an increase of $100 million, or 2%, compared with last year. Excluding the additional month of MBNA, expenses increased $72 million, or 1%, compared with last year, as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by productivity gains.

The average full-time equivalent (FTE) staffing levels decreased by 2,053, or 7%, compared with last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by 2% due to volume-related reductions and productivity gains. The reported efficiency ratio was 46.5%, relatively flat compared with 46.8% in the same period last year, while the adjusted efficiency ratio improved to 45.1%, compared with 45.7% in the same period last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – TD delivered strong volume growth and maintained its market share position due to a focus on acquiring and retaining core customer accounts. Market share in term deposits declined as the business reduced growth from higher cost, non-proprietary channels and fulfilled customer preference for other investment products. The business was able to largely offset the impact of the lower interest rate environment through pricing and investment strategies.
- Consumer Lending – Volumes continued to grow but at a slower pace than recent years. TD maintained its leadership position in market share for real estate secured lending products, with a focus on increasing customer retention rates.
- Credit Cards and Merchant Service – Growth in earnings continued in 2013 led by improved credit quality and volume growth. Management focus was on continued growth, the MBNA integration, and the newly announced Aeroplan agreement.
- TD Auto Finance Canada – The business was able to grow its portfolio in a competitive market by producing financial solutions for dealerships, developing flexible vehicle financing options, and continuing its focus on service.

Business Banking

- Commercial Banking – Continued investments in customer-facing resources in strategic markets resulted in new customer acquisition that drove strong volume growth and market share gains. Higher loan and deposit volume growth was partially offset by lower margins. Credit losses decreased and are at the low end of normalized levels.
- Small Business Banking – Continued investments in both deposit and credit infrastructure to improve speed to market and customer experience. Volume growth in the year was largely offset by declining margins. Credit losses remained relatively stable.

BUSINESS OUTLOOK AND FOCUS FOR 2014

We will continue to focus on our legendary customer service and convenience position across all channels. Our commitment to invest across businesses positions us well for growth over the long term. We expect earnings growth to moderate in 2014 as credit loss rates stabilize. We expect the retail loan growth rate to generally be in line with current year levels. Business lending is expected to remain strong as we continue to focus on winning market share. Over the next year we expect modest downward pressure on margins, with quarterly margins bumping around depending on product mix, seasonal factors or rate moves. Credit loss rates should remain relatively stable; however, recent low personal bankruptcy trends will likely normalize next year. We plan to mitigate the impact of these pressures by focusing on productivity and tightly managing expense growth. We will continue the momentum in the credit cards business, including executing on the new Aeroplan relationship.

Our key priorities for 2014 are as follows:

- **Provide a legendary customer experience across all distribution channels.**
- **Continue the growth momentum in our businesses, building on platforms where we have made strategic investments.**
- **Deliver integrated service and advice in local markets, across businesses and channels.**
- **Keep our focus on productivity to enhance customer experience, employee satisfaction and shareholder value.**
- **Continue to increase employee engagement and be recognized as an extraordinary place to work.**

Wealth and Insurance

Wealth and Insurance comprises the Bank's Wealth Management and Insurance businesses globally. Through our Direct Investing, Advice-based, and Asset Management businesses, TD Wealth helps individual and institutional clients protect, grow and successfully transition their wealth. TD Insurance provides advice and insurance solutions to protect Canadians through home and auto, credit protection, travel, credit card balance protection and other simple life and health products.



$1,153
NET INCOME
(millions of Canadian dollars)
$1,600
1,200
800
400
0
11
12
13
$257
Assets under Management
$293
Assets under Administration
ASSETS UNDER MANAGEMENT AND ASSETS UNDER ADMINISTRATION[1,2]
(billions of Canadian dollars)
$300
250
200
150
100
50
0
11 12 13
11 12 13
Assets under management
Assets under administration
$3,772
GROSS ORIGINATED INSURANCE PREMIUMS
(millions of Canadian dollars)
$4,000
3,000
2,000
1,000
0
11
12
13

TABLE 18 REVENUE[3,4]

(millions of Canadian dollars)	2013	2012	2011
Direct investing	$ 818	$ 793	$ 893
Advice-based	1,223	1,101	1,056
Asset management	1,071	876	830
Insurance[5]	3,825	3,673	3,439
Total Wealth and Insurance[5]	**$ 6,937**	$ 6,443	$ 6,218

[1] Assets under management: Assets owned by clients, but managed by the Bank where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

[2] Assets under administration: Assets owned by clients where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection).

[3] Excludes the Bank's investment in TD Ameritrade.

[4] Certain revenue lines are presented net of internal transfers.

[5] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.

BUSINESS HIGHLIGHTS

- **Wealth had record earnings in 2013 with net income of $691 million and Insurance had earnings in 2013 of $216 million.**
- **The Canadian Direct Investing business sustained a market leading position in both share of assets and trades and continued to invest for the future with the launch of an enhanced active trading platform. In the fourth quarter of 2013, TD announced the sale of the Canadian Institutional Services business and closed the sale of the U.K. Institutional Services business on November 13, 2013.**
- **Our Advice-based businesses in Canada achieved record Client Experience Index (CEI) ratings and continued to gain market share as measured by assets.**
- **TDAM, the manager of TD Mutual Funds, had record assets under management of $257 billion. Several TD funds were recognized by Lipper as the top fund in their respective category over a three, five and ten-year time period.**
- **TD completed the acquisition of Epoch Investment Partners, Inc., which had $38 billion in assets under management as at October 31, 2013, up from $28 billion on close, inclusive of $5 billion of assets previously managed by TDAM and external sub-advisors. The addition of Epoch significantly expanded TD's North American investment management footprint while strengthening Epoch's existing franchise and competitive advantage.**
- **TD Insurance gross originated insurance premiums grew 6%. TD's property and casualty Insurance business grew affinity market premiums by 10% and retained the #1 direct writer position in home and auto and the #2 in personal lines position.**
- **Ongoing focus on client experience in 2013 resulted in increase in CEI ratings for TD Insurance.**
- **TD Insurance processed over 292,000 claims across Canada, helping clients and their families in their times of need.**

CHALLENGES IN 2013

- **In our Wealth business, Direct Investing trading volumes improved, but continued to be below historical norms, which impacted the growth rate of Direct Investing revenue.**
- **Persistently low interest rate environment continued to limit our ability to grow revenue on deposits.**
- **The property and casualty Insurance business experienced unfavourable prior years' claims development related primarily to Ontario auto insurance, as well as higher claims costs due to severe weather-related events, including the flood in Southern Alberta and the Greater Toronto Area in the third quarter of 2013. As a result, Insurance earnings declined significantly year over year.**
- **Slowing lending volume growth in TD Canada Trust resulted in reduced demand for authorized credit protection products in the life and health insurance business.**

INDUSTRY PROFILE

TD Wealth's business operates in three geographic regions: Canada, the U.S., and Europe. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth management organizations (including mutual fund companies and private wealth managers, asset managers and financial planners). Given the level of competition in Canada, TD's success lies in our ability to differentiate on client experience across all of our businesses and channels by providing the right products, services, tools and solutions to serve our clients' needs.

In the U.S., the wealth management industry is large but competition is more fragmented, consisting of banks, insurance companies, independent mutual fund companies, discount brokers, full service brokers, and independent asset management companies. In our Maine-to-Florida footprint, the Bank competes against both national and regional banks and non-bank wealth organizations.

TD Ameritrade, in which TD has a substantial investment, competes most directly with other direct investment firms. TD Ameritrade remains a leader in this market by continuing to deliver world-class direct investing capabilities to clients, including investor tools, services and education.

In Europe, the industry is led by strong regional players with little pan-European presence or brand. In the U.K., TD competes most directly with other direct investment firms and institutional services firms. In Europe, TD competes by providing focused multi-currency and multi-exchange online direct investing services for retail investors.

TD Insurance operates in both the Canadian property and casualty insurance, and the life and health insurance industries.

The property and casualty industry in Canada is a fragmented and competitive market, consisting of both personal and commercial lines writers. However, TD Insurance only offers personal lines (home and auto) insurance products to clients. The personal lines property and casualty industry uses both independent intermediaries and direct channels to distribute products. TD Insurance only distributes products through direct channels. In recent years, there has been a growing trend by consumers to purchase home and auto insurance through direct channels. TD Insurance partners with affinity groups such as professional associations, universities and employer groups to market personal lines insurance products, and is the largest affinity writer in Canada.

The life and health insurance industry in Canada, and the reinsurance market internationally, while more consolidated, is made up of several larger competitors. TD Insurance competes as a Direct Life and Health insurance provider offering a range of affordable and simple insurance solutions, and through TD Canada Trust branches, offers bank authorized credit protection products as part of the lending process, and travel insurance.

OVERALL BUSINESS STRATEGY

Wealth

- Global Direct Investing builds on existing market leadership positions by offering best-in-class capabilities, tools, service and investor education, and by extending our comfort and convenience brand with continued investment in intuitive functionality.
- The North American Advice-based business continues to grow by enhancing the overall client experience and by providing comprehensive investment and wealth planning services and solutions to help retirees and pre-retirees protect, grow and transition their wealth.
- The Asset Management business continues to grow by creating targeted product solutions that serve our institutional and retail clients' needs, and that align well with our distribution channels and capabilities.

Insurance

The strategy for TD Insurance is to:

- Be the preferred insurer for TD Bank and affinity partner clients, and the #1 direct writer in Canada.
- Deliver legendary sales, service and claims client experiences that align to the TD brand.
- Offer simple insurance products that are easy to understand and access.
- Continue to invest in well-run and efficient operations and technology infrastructure.

TABLE 19 WEALTH AND INSURANCE			
(millions of Canadian dollars, except as noted)	**2013**	2012	2011
Net interest income	**$ 579**	$ 583	$ 542
Insurance revenue[1]	**3,734**	3,537	3,345
Income from financial instruments designated at fair value through profit or loss	**(18)**	5	(2)
Non-interest income – other	**2,642**	2,318	2,333
Total revenue[1]	**6,937**	6,443	6,218
Insurance claims and related expenses[1]	**3,056**	2,424	2,178
Non-interest expenses	**2,821**	2,600	2,616
Net income	**907**	1,158	1,107
Wealth	**691**	601	566
Insurance	**216**	557	541
TD Ameritrade	**246**	209	207
Total Wealth and Insurance	**$ 1,153**	$ 1,367	$ 1,314
Selected volumes and ratio			
Assets under administration – Wealth (billions of Canadian dollars)	**$ 293**	$ 258	$ 237
Assets under management – Wealth (billions of Canadian dollars)[2]	**257**	207	189
Gross originated insurance premiums	**3,772**	3,572	3,326
Return on common equity[3]	**18.9%**	20.7%	25.3%
Efficiency ratio[1]	**40.7%**	40.4%	42.1%
Average number of full-time equivalent staff	**11,610**	11,930	11,984

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.

[2] As at October 31, 2013, the Wealth assets under management includes $38 billion related to Epoch.

[3] Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE

Wealth and Insurance net income for the year was $1,153 million, a decrease of $214 million, or 16%, compared with last year, reflecting lower earnings in the Insurance business, partially offset by higher earnings in Wealth and TD Ameritrade. Wealth and Insurance net income excluding TD Ameritrade was $907 million, a decrease of $251 million, or 22%, compared with last year. The Bank's reported investment in TD Ameritrade generated net income for the year of $246 million, an increase of $37 million, or 18%, compared with last year, mainly driven by higher TD Ameritrade earnings. For its fiscal year ended September 30, 2013, TD Ameritrade reported net income was US$675 million, an increase of US$89 million, or 15%, compared with last year, primarily driven by higher trading and fee-based revenue, and increased investment gains. The return on common equity for the year was 18.9% compared with 20.7% last year.

Revenue for the year was $6,937 million, an increase of $494 million, or 8%, compared with last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and equity market appreciation, and the addition of Epoch. In the Insurance business, revenue increased mainly from premium volume growth, partially offset by the sale of the U.S. Insurance business

Insurance claims and related expenses for the year were $3,056 million, an increase of $632 million, or 26%, compared with the last year, primarily due to unfavourable prior years' claims development related to the Ontario auto insurance market, and higher claims associated with volume growth and weather-related events.

Non-interest expenses for the year were $2,821 million, an increase of $221 million, or 9%, compared with last year. The increase was primarily due to higher revenue-based variable expenses in the Wealth business, the addition of Epoch, and increased costs to support business growth in Wealth and Insurance, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.

Assets under administration of $293 billion as at October 31, 2013 increased $35 billion, or 14%, compared with October 31, 2012. Assets under management of $257 billion as at October 31, 2013 increased $50 billion, or 24%, compared with October 31, 2012. These increases were driven by market appreciation of the assets, the addition of Epoch assets under management, and growth in new client assets.

Gross originated insurance premiums were $3,772 million, an increase of $200 million, or 6%, compared with last year. The increase was primarily due to organic business growth.

The average FTE staffing levels for the year decreased by 320, or 3%, compared with last year primarily due to the sale of the U.S. Insurance business. The efficiency ratio for the year was 40.7%, relatively flat compared with last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 11 of the Consolidated Financial Statements for further information on TD Ameritrade.

KEY PRODUCT GROUPS

Global Direct Investing

- TD Waterhouse Direct Investing offers a comprehensive product and service offering to self-directed retail investors. In Canada, TD Waterhouse Direct Investing is the largest direct investing business by assets under administration and also by trade volume. In Europe, TD Direct Investing provides a broad range of products available for trading and investing, including trading on U.K. and international equities, with direct access to 17 markets.

North American Advice-based Business

- The Advice-based business is comprised of financial planning, full service brokerage and private client services and is integrated with our Canadian and U.S. Retail and Commercial Banking businesses. The business provides investment solutions and advice, across different client asset levels and product complexity, to meet our clients' goals in protecting, growing and transitioning their wealth.

Asset Management

- TDAM is a leading investment manager, with deep retail and institutional capabilities. In Canada, TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. TDAM's institutional investment business has a leading market share in Canada and includes clients of some of the largest pension funds, endowments and corporations in Canada. Epoch Investment Partners Inc., acquired in 2013, manages $38 billion of assets as at October 31, 2013 for institutional and high net worth clients primarily in the U.S. and Canada. All asset management units work in close partnership with other TD businesses, including the Advice-based business and Retail Banking, to align products and services to ensure a legendary client experience.

Insurance

- TD's property and casualty Insurance business is the largest direct distribution insurer, and the second largest personal insurer in Canada and the national leader in the affinity market offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other clients, through direct channels.
- TD's life and health Insurance business offers credit protection and travel insurance products mostly distributed through TD Canada Trust branches. Other simple life and health insurance products such as term life, critical illness, accident and sickness, and credit card balance protection are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2014

Building upon our market leading positions in the Wealth businesses, we plan to grow client assets, improve client experience and expand our range of products, services and solutions, while managing expenses prudently and investing in key capabilities and processes. While general economic challenges may persist in the short term, we believe that the Wealth businesses can achieve solid earnings in the year ahead, and are well positioned to benefit from long term demographic shifts.

While regulatory developments are creating uncertainties in the Ontario auto insurance market, and severe weather-related events in recent years will negatively impact the cost and availability of reinsurance, we believe, despite these challenges, the Insurance business has good long-term growth prospects. We plan to continue to improve client experience, invest in capabilities and improve efficiencies in our core operations.

Our key priorities for 2014 are as follows:

Wealth:

- **Build on our leadership in the Global Direct Investing business by introducing new client solutions and improving the client experience.**
- **Grow share in our North American Advice-based business by deepening our referral partnership with TD's U.S. and Canadian Personal and Commercial Banking segments, creating solutions to address our clients' individual investing needs, and enhancing the overall client experience.**
- **Leverage our premier asset management capabilities to grow both our mutual funds and our institutional Asset Management business.**

Insurance:

- **Review and enhance insurance products to ensure that they are competitive, provide the protection our clients need, and are easy to understand.**
- **Invest in robust systems and processes that are more client-centric and operationally efficient, and that have a prudent risk profile.**
- **Develop innovative and convenient ways for our clients to access insurance products by phone, on-line, mobile and tablet.**
- **Work collaboratively with governments, regulators and industry bodies to ensure the availability of affordable home and auto insurance to Canadians.**

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America's Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to nearly 8 million customers including individuals, businesses, and governments.

$1,527 Reported

$1,627 Adjusted

NET INCOME
(millions of Canadian dollars)



$1,800
1,500
1,200
900
600
300
0
11
12
13
Reported
Adjusted

63.8% Reported

62.1% Adjusted

EFFICIENCY RATIO
(percent)



80%
60
40
20
0
11
12
13
Reported
Adjusted

TABLE 20 ASSETS[1]

(millions of dollars)	Canadian dollars			U.S. dollars		
	October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
Consumer loans	**$ 56,238**	$ 43,721	$ 35,004	**$ 53,935**	$ 43,765	$ 35,120
Business and government loans	**53,996**	47,546	43,057	**51,785**	47,594	43,200
Debt securities classified as loans	**2,459**	2,898	3,804	**2,359**	2,901	3,817
Investment securities	**33,065**	37,354	43,562	**31,711**	37,391	43,706
Other assets	**4,662**	2,242	2,695	**4,471**	2,244	2,703
Total	**$ 150,420**	$ 133,761	$ 128,122	**$ 144,261**	$ 133,895	$ 128,546

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS

- **Achieved record adjusted earnings of US$1,595 million, an increase of 13%, in a challenging operating environment.**
- **Gained profitable market share in both loans and deposits while maintaining strong credit quality.**
- **Grew loans organically by US$9 billion, or 10%, and deposits by US$17 billion, or 10%, during a slow economic recovery.**
- **Continued to lead in customer service and convenience with more store hours than competitors in our Maine-to-Florida footprint.**
- **Continued to invest in growing the franchise.**
- **Asset quality has improved for the overall portfolio.**
- **Named the 2013 "Best Big Bank in America" by *Money Magazine*.**
- **Acquired Target Corporation's U.S. credit card portfolio in March 2013.**

CHALLENGES IN 2013

- **Regulatory and legislative changes have impacted the operating environment, TD Bank's product offerings and earnings.**
- **Low interest rate environment and heightened competition led to continued pressure on margins.**

INDUSTRY PROFILE

The U.S. banking industry has experienced a significant amount of consolidation over the past few years. The personal and business banking environment in the U.S. is very competitive in all areas of the business. U.S. banks are subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term with innovative convenience and service brands within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses. In the U.S., the wealth management industry is large but competition is more fragmented, consisting of banks, insurance companies, independent mutual fund companies, discount brokers, full service brokers, and independent asset management companies. In our Maine-to-Florida footprint, the Bank competes against both national and regional banks and non-bank wealth organizations.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Personal and Commercial Banking is to:

- Focus on retail and commercial banking in higher growth markets along the U.S. Eastern Seaboard.
- Out-grow competitors through legendary service and convenience and by delivering integrated banking services to the customer.
- Make customers proud to be associated with TD Bank.
- Be an extraordinary and inclusive place to work – attract, develop, and retain top talent.
- Operate with excellence.
- Take only risks we understand and can manage and deploy capital prudently within a well-defined risk appetite.

TABLE 21 **U.S. PERSONAL AND COMMERCIAL BANKING**

(millions of dollars, except as noted)	Canadian dollars			U.S. dollars		
	2013	2012	2011	**2013**	2012	2011
Net interest income	**$ 5,172**	$ 4,663	$ 4,392	**$ 5,068**	$ 4,643	$ 4,455
Non-interest income	**1,957**	1,468	1,342	**1,916**	1,463	1,363
Total revenue – reported	**7,129**	6,131	5,734	**6,984**	6,106	5,818
Total revenue – adjusted	**7,129**	6,132	5,734	**6,984**	6,107	5,818
Provision for credit losses – loans	**762**	652	534	**746**	651	541
Provision for credit losses – debt securities classified as loans	**(32)**	12	75	**(31)**	12	75
Provision for credit losses – acquired credit-impaired loans[1]	**49**	115	78	**49**	115	82
Provision for credit losses – reported	**779**	779	687	**764**	778	698
Provision for credit losses – adjusted	**779**	725	687	**764**	723	698
Non-interest expenses – reported	**4,550**	4,125	3,593	**4,457**	4,107	3,643
Non-interest expenses – adjusted	**4,424**	3,694	3,451	**4,331**	3,678	3,497
Net income – reported	**$ 1,527**	$ 1,128	$ 1,188	**$ 1,495**	$ 1,123	$ 1,205
Adjustments for items of note[2]						
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**–**	9	82	**–**	9	84
Litigation and litigation-related charge/reserve	**100**	248	–	**100**	247	–
Impact of Superstorm Sandy	**–**	37	–	**–**	37	–
Net income – adjusted	**$ 1,627**	$ 1,422	$ 1,270	**$ 1,595**	$ 1,416	$ 1,289
Selected volumes and ratios						
Return on common equity – reported[3]	**8.1%**	6.4%	7.3%	**8.1%**	6.4%	7.3%
Return on common equity – adjusted[3]	**8.6%**	8.1%	7.8%	**8.6%**	8.1%	7.8%
Margin on average earning assets (TEB)[4]	**3.66%**	3.60%	3.73%	**3.66%**	3.60%	3.73%
Efficiency ratio – reported	**63.8%**	67.3%	62.7%	**63.8%**	67.3%	62.7%
Efficiency ratio – adjusted	**62.1%**	60.2%	60.2%	**62.1%**	60.2%	60.2%
Number of U.S. retail stores	**1,317**	1,315	1,281	**1,317**	1,315	1,281
Average number of full-time equivalent staff	**24,871**	25,027	24,193	**24,871**	25,027	24,193

[1] Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[3] Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

[4] Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the year was $1,527 million, an increase of $399 million, or 35%, compared with last year. Adjusted net income for the year was $1,627 million, an increase of $205 million, or 14%, compared with last year. In U.S. dollar terms, reported net income for the year was US$1,495 million, an increase of US$372 million, or 33%, compared with last year and adjusted net income was US$1,595 million, an increase of US$179 million, or 13%. Results include activity related to the credit card program agreement with Target Corporation subsequent to the acquisition of approximately US$6 billion of credit card receivables on March 13, 2013. Revenue and expenses related to Target are reported on a gross basis on the Consolidated Statement of Income and non-interest expenses include the Bank's expenses related to the business, and amounts due to Target Corporation under the credit card program agreement. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, and increased gains on sales of securities and debt securities classified as loans, partially offset by higher expenses to support growth and lower margins. The reported return on common equity for the year was 8.1%, while the adjusted return on common equity was 8.6%, compared with 6.4% and 8.1%, respectively, last year.

In U.S. dollar terms, adjusted revenue for the year was US$6,984 million, an increase of US$877 million, or 14%, compared with last year driven by the inclusion of revenue from Target, increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities and debt securities classified as loans, partially offset by lower margins and loan accretion. Excluding Target, average loans increased by US$11 billion, or 13%, compared with last year with an increase of US$7 billion, or 19%, in average personal loans and an increase of US$4 billion, or 8%, in average business loans. In the current year, US$6 billion in credit cards outstanding were added due to Target. Average deposits increased US$17 billion, or 10%, compared with prior year, including a US$9 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$8 billion, or 7%. Margin on average earning assets for the year was 3.66%, a 6 bps increase compared with last year primarily due to the impact of Target, partially offset by core margin compression.

Reported PCL for the year was US$764 million, a decrease of US$14 million, or 2%, compared with last year. Adjusted PCL for the year was US$764 million, an increase of US$41 million, or 6%, compared with last year. Personal banking PCL was US$638 million, an increase of US$247 million, or 63%, from the prior year due primarily to Target and increased provisions in auto loans. Business banking PCL was US$155 million, a decrease of US$165 million, or 52%, compared with prior year reflecting improved credit quality in commercial loans. PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, a decrease of 3 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at October 31, 2013, compared with 1.2% as at October 31, 2012. Acquired credit-impaired loans were US$2.3 billion as at October 31, 2013 compared with US$3.8 billion as at October 31, 2012, while net impaired debt securities classified as loans were US$0.9 billion as at October 31, 2013 compared with US$1.3 billion as at October 31, 2012.

Reported non-interest expenses for the year were US$4,457 million, an increase of US$350 million, or 9%, compared with last year. On an adjusted basis, non-interest expenses were US$4,331 million, an increase of US$653 million, or 18%, compared with last year due primarily to increased expenses related to Target, investments in new stores and other planned initiatives, partially offset by productivity gains.

The average FTE staffing levels for the year decreased by 156, or 1%, reflecting efficiencies in store network operations including optimization of store locations and planned declines in TD Auto Finance U.S. The reported efficiency ratio for the year improved to 63.8%, compared with 67.3% last year, while the adjusted efficiency ratio for the year worsened to 62.1%, compared with 60.2% last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Our product offerings include a large variety of chequing and savings products, along with money markets and certificates of deposits. We continued to build on our reputation as America's Most Convenient Bank by opening 24 new stores in fiscal 2013. We delivered strong year-over-year growth driven by maturing stores and a competitive product offering.
- Consumer Lending – Our principal product offerings of home equity loans and lines of credit, credit cards, and auto loans offered through a network of auto dealers continued to grow organically and through strategic acquisitions. Loan loss rates have improved over the prior year and remain in line with the industry.
- Residential Real Estate Secured Lending – We offer various mortgage products, including fixed and variable rate loans, through our residential lending unit. We grew profitable market share and franchise customers through higher originations, with strong credit quality, during a tough economic environment. Store-based originations are a key focus to leverage cross-selling opportunities.
- Small Business Banking and Merchant Services – We offer specialized products designed for the small business including an array of deposit products and loan products, including long term business mortgages, lines of credit, credit cards, and small business loans. The Small Business Banking group continues to be among the top ranked small business lenders in most of our markets. Merchant Services offer point-of-sale settlement solutions for debit and credit card transactions, supporting over 17,000 business locations in our footprint.

Commercial Banking

- Commercial Banking – Commercial Banking provides commercial customers with a comprehensive array of lending products and ancillary services. We handle the financial needs of a wide range of commercial customers including those with special borrowing needs in discrete loan producing business units such as healthcare, corporate real estate, asset based lending, equipment finance and dealer commercial services. Commercial and industrial loan demand increased significantly while commercial real estate demand remained relatively low resulting in strong overall loan growth at competitive spreads. Commercial loan volume growth significantly outperformed peers. Loan losses continue to improve throughout the portfolio and our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2014

For 2014, our assumption is for continued modest but variable economic growth, and continued low short term interest rates, while longer term rates will likely stay historically low, but with some volatility. We expect competition for loans will remain intense, credit will remain benign, and regulatory developments will pose challenges. Earnings should be characterized by a higher net interest margin as a result of the full year effect of Target and reinvestment of assets at higher rates, offset by lower levels of security gains and higher levels of provision for credit losses. We should continue to outgrow our competition, but loan growth will likely slow, largely due to lower levels of mortgage refinancing. Moderating expense growth, while we continue to invest in growth and regulatory compliance, will remain a focus. Given these assumptions, we expect a challenging 2014 with modest growth in adjusted earnings.

Our key priorities for 2014 are as follows:

- **Continue broad-based organic growth of loans and deposits, while adhering to a conservative risk appetite.**
- **Continue to deliver convenient banking solutions and services that exceed customer expectations.**
- **Continue business expansion by opening new stores in larger markets such as New York, Florida, and Boston.**
- **Improve efficiency and productivity to counter the challenging operating environment and drive long-term competitiveness.**
- **Broaden and deepen customer relationships through cross-selling initiatives.**
- **Continue to optimize the balance sheet including possible asset acquisitions.**

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centres.

$648

NET INCOME
(millions of Canadian dollars)



$1,000
800
600
400
200
0
11
12
13

$2,407

TOTAL REVENUE
(millions of Canadian dollars)



$3,000
2,500
2,000
1,500
1,000
500
0
11
12
13

$47

RISK-WEIGHTED ASSETS
(billions of Canadian dollars)



$50
40
30
20
10
0
11
12
13

TABLE 22 **REVENUE**

(millions of Canadian dollars)	**2013**	2012	2011
Investment banking and capital markets	**$ 1,854**	$ 1,987	$ 1,724
Corporate banking	**479**	448	453
Equity investments	**74**	219	319
Total	**$ 2,407**	$ 2,654	$ 2,496

BUSINESS HIGHLIGHTS

- **Return on common equity of 15.6%.**
- **Solid performance across core businesses despite challenging capital markets environment.**
- **Higher government and corporate fixed income underwriting primarily due to improved new issue volumes.**
- **Simplifying the infrastructure model to be more efficient and agile.**
- **Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2013):**
  - **#1 in equity block trading**
  - **#1 in corporate debt underwriting**
  - **#3 in government debt underwriting**
  - **#3 in syndications (on rolling 12 month basis)**
  - **#3 in equity underwriting (full credit-to-book runner)**

CHALLENGES IN 2013

- **Low interest rates and subdued markets led to reduced trading opportunities.**
- **Global fiscal challenges caused investor uncertainty and reduced volumes.**
- **Regulatory reform continued to apply pressure on business activities.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. Despite early signs of gradual improvement in the markets in the first half of the year driven by positive economic data and central banks stimulus, the trading environment remained challenging in 2013. Headwinds such as the uncertainty over the U.S. Federal Reserve's tapering of asset purchases, fiscal retrenchment and political uncertainty all had a negative impact on investor confidence and affected the industry. Low rates and volatility driven by market uncertainty and liquidity concerns added downward pressure to asset prices, trading volumes and investor activities causing wholesale banks to continue to focus on client driven businesses and risk management. However, fixed income government and corporate issuances were strong throughout the year. Looking at the long term, wholesale businesses that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost management will be well positioned as investor confidence returns and markets improve.

OVERALL BUSINESS STRATEGY

- Our goal is to enhance our client-centric franchise model and maintain a prudent risk profile by providing wholesale banking products and services to high quality clients and counterparties in liquid and transparent financial markets.
- We focus on meeting client needs by providing superior advice and execution of client-driven transactions.
- In Canada, the strategic objective is to strengthen our position as a top investment dealer.
- In the U.S., our objective is to extend the goals of the Canadian franchise and leverage our network of U.S. businesses. We will also continue to grow government fixed income, currency, commodities, and origination businesses.
- Globally, we seek to extend the goals of our North American franchise, including trading in liquid currencies, as well as underwriting, distributing, and trading high quality fixed income products of highly rated issuers.
- We support and enhance TD's brand working in partnership with other TD segments to offer premium products and services for our collective client base.

TABLE 23 **WHOLESALE BANKING**

(millions of Canadian dollars, except as noted)	**2013**	2012	2011
Net interest income (TEB)	**$ 1,982**	$ 1,805	$ 1,659
Non-interest income	**425**	849	837
Total revenue	**2,407**	2,654	2,496
Provision for credit losses	**26**	47	22
Non-interest expenses	**1,541**	1,570	1,468
Net income	**$ 648**	$ 880	$ 815
Selected volumes and ratios			
Trading-related revenue	**$ 1,270**	$ 1,334	$ 1,069
Risk-weighted assets (billions of Canadian dollars)[1,2]	**47**	43	35
Return on common equity[3]	**15.6%**	21.2%	24.3%
Efficiency ratio	**64.0%**	59.2%	58.8%
Average number of full-time equivalent staff	**3,536**	3,553	3,517

[1] Prior to 2012, the amounts were calculated based on Canadian GAAP.

[2] Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with Office of the Superintendent of Financial Institutions Canada (OSFI) guidance, and are presented based on the "all-in" methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments. Prior to 2012, amounts were calculated in accordance with the Basel II regulatory framework.

[3] Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III inclusive of CVA capital at a 7% Common Equity Tier 1 rate. Prior to 2012, return on invested capital was used as the return measure.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $648 million, a decrease of $232 million, or 26%, compared with last year. The decrease in earnings was due to lower revenue and a higher effective tax rate, partially offset by lower non-interest expenses. The return on common equity for the year was 15.6%, compared with 21.2% last year.

Revenue for the year was $2,407 million, a decrease of $247 million, or 9%, compared with last year. Revenue declined primarily due to significantly lower security gains in the investment portfolio, lower trading-related revenue and M&A and advisory fees. This was partially offset by higher debt underwriting and loan fees. Trading-related revenue was lower as the prior year included trading gains that were previously considered impaired and M&A fees decreased on lower industry wide volumes. This was partially offset by increased debt underwriting fees on improved client activity while capturing a higher market share. Loan fees improved due to higher credit originations and volume growth.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $26 million, a decrease of $21 million, or 45%, compared with last year. The decrease in PCL was primarily due to a loss on a single name in the corporate lending portfolio in the prior year. PCL in the current year primarily comprised the accrual cost of credit protection.

Non-interest expenses for the year were $1,541 million, a decrease of $29 million, or 2%, compared with last year primarily due to lower variable compensation commensurate with revenue.

Risk-weighted assets were $47 billion as at October 31, 2013, an increase of $4 billion, or 9%, compared with October 31, 2012. The increase was due to the implementation of the Basel III regulatory framework.

The average FTE staffing levels decreased by 17 compared with last year.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, decreased over last year. The decrease was primarily due to reduced M&A fees on lower industry-wide volumes and lower trading-related revenue as the prior year included trading gains that were previously considered impaired.

Corporate Banking

- Corporate banking revenue which includes corporate lending, trade finance and cash management services increased over last year driven by higher fee revenue and solid loan volumes.

Equity Investments

- The equity investment portfolio, which we are in the process of exiting, consists primarily of private equity investments. Equity investment gains were significantly lower than the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2014

We are encouraged by the gradual improvement in capital markets and the economy, but a combination of fiscal challenges in Europe and the U.S., slower commodity markets and the impact of regulatory reform will affect trading conditions in the medium term. The uncertainty over the U.S. Federal Reserve's tapering of asset purchases has created volatility in the global markets. The instability in the macro-economic environment impacts overall corporate and investor sentiment; however, we expect that our strong franchise businesses will continue to deliver solid results. We continue to stay focused on serving our clients, being a valued counterparty, growing our franchise, managing our risks and reducing expenses.

Our key priorities for 2014 are as follows:

- **Continue to grow the franchise by broadening and deepening client relationships.**
- **Be the top ranked investment dealer in Canada by increasing our origination footprint and competitive advantage with Canadian clients.**
- **Extend the goals of the Canadian franchise to the U.S.**
- **Be totally aligned to enterprise partners and their clients.**
- **Continue to invest in an efficient, effective and robust infrastructure to adapt to industry and regulatory changes.**

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of treasury and balance sheet management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 24 **CORPORATE**

(millions of Canadian dollars)	**2013**	2012	2011
Net income (loss) – reported	**$ (320)**	$ (208)	$ (323)
Adjustments for items of note: Decrease (increase) in net income[1]			
Amortization of intangibles	**232**	238	391
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**(57)**	89	(128)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**–**	17	55
Reduction of allowance for incurred but not identified credit losses[2]	**–**	(120)	–
Positive impact due to changes in statutory income tax rates	**–**	(18)	–
Impact of Alberta flood on the loan portfolio	**19**	–	–
Restructuring charges	**90**	–	–
Total adjustments for items of note	**284**	206	305
Net income (loss) – adjusted	**$ (36)**	$ (2)	$ (18)
Decomposition of items included in net gain (loss) – adjusted			
Net corporate expenses	**(508)**	(433)	(367)
Other	**367**	327	245
Non-controlling interests	**105**	104	104
Net income (loss) – adjusted	**$ (36)**	$ (2)	$ (18)

[1] For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2] Beginning in 2013, the change in the "reduction of allowance for incurred but not identified credit losses" in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking is included in Corporate segment adjusted net income and is no longer be recorded as an item of note.

The Corporate segment reported net loss for the year was $320 million, compared with a reported net loss of $208 million last year. The adjusted net loss for the year was $36 million, compared with an adjusted net loss of $2 million last year. The year-over-year change in the adjusted net loss was primarily attributable to the increase in net corporate expenses, lower gains from treasury and other hedging activities, partially offset by the favourable impact of tax items and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

CORPORATE MANAGEMENT

The Corporate segment's mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank's key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank includes audit, legal, anti-money laundering, compliance, corporate and public affairs, regulatory relationships and government affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, Office of the Ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group is part of Corporate operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best-in-class experience across TD's North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, America's Most Convenient Bank, TD Canada Trust, and TD Wealth and Insurance.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

2012 FINANCIAL RESULTS OVERVIEW

Summary of 2012 Performance

TABLE 25 | REVIEW OF 2012 FINANCIAL PERFORMANCE

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth and Insurance	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income (loss)	$ 8,023	$ 583	$ 4,663	$ 1,805	$ (48)	$ 15,026
Non-interest income (loss)[1]	2,629	5,860	1,468	849	(286)	10,520
Total revenue[1]	10,652	6,443	6,131	2,654	(334)	25,546
Provision for (reversal of) credit losses	1,151	–	779	47	(182)	1,795
Insurance claims and related expenses[1]	–	2,424	–	–	–	2,424
Non-interest expenses	4,988	2,600	4,125	1,570	715	13,998
Net income (loss) before provision for income taxes	4,513	1,419	1,227	1,037	(867)	7,329
Provision for (recovery of) income taxes	1,209	261	99	157	(634)	1,092
Equity in net income of an investment in associate, net of income taxes	–	209	–	–	25	234
Net income (loss) – reported	$ 3,304	$ 1,367	$ 1,128	$ 880	$ (208)	$ 6,471
Adjustments for items of note, net of income taxes	104	–	294	–	206	604
Net income (loss) – adjusted	$ 3,408	$ 1,367	$ 1,422	$ 880	$ (2)	$ 7,075

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.

NET INTEREST INCOME

Net interest income for the year on a reported basis was $15,026 million, an increase of $1,365 million, or 10%, compared with last year. On an adjusted basis, net interest income was $15,062 million, an increase of $1,401 million, or 10%, compared with last year. The increase in adjusted net interest income was driven primarily by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the inclusion of MBNA, organic volume growth and an additional calendar day, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased mainly due to strong loan and deposit volume growth, partially offset by lower margin on average earning assets. Wholesale Banking net interest income increased largely due to higher trading-related revenue.

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $10,520 million, an increase of $341 million, or 3%, compared with last year. Adjusted non-interest income for the year was $10,615 million, an increase of $563 million, or 6%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Personal and Commercial Banking, Wealth and Insurance, and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, the contribution from MBNA and fee repricing. Wealth and Insurance non-interest income increased primarily due to strong premium growth and the inclusion of MBNA in the Insurance business and higher fee-based revenue from higher client assets, partially offset by lower trading revenue in the Wealth business. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $13,998 million, an increase of $951 million, or 7%, compared with last year. Adjusted non-interest expenses were $13,162 million, an increase of $789 million, or 6%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking expenses increased primarily due to the acquisition of the credit card portfolio of MBNA Canada, higher employee-related costs, business initiatives and volume growth. U.S. Personal and Commercial Banking expenses increased due to investments in new stores and infrastructure, and the Chrysler Financial acquisition. Wholesale Banking expenses increased primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

INCOME TAX EXPENSE

Reported total income and other taxes decreased by $204 million, or 9%, from 2011. Income tax expense, on a reported basis, was down $234 million, or 18%, from 2011. Other taxes were up $30 million, or 3%, from 2011. Adjusted total income and other taxes were down $111 million, or 4%, from 2011. Total income tax expense, on an adjusted basis, was down $141 million, or 9%, from 2011.

The Bank's effective income tax rate on a reported basis was 14.9% for 2012, compared with 18.6% in 2011. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $131 million in the year, compared to $148 million in 2011, was not part of the Bank's tax rate reconciliation.

BALANCE SHEET

Factors Affecting Assets and Liabilities

Total assets were $811 billion as at October 31, 2012, an increase of $76 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $32 billion increase in loans (net of allowance for loan losses), a $29 billion increase in financial assets at fair value and a $12 billion increase in securities purchased under reverse repurchase agreements.

Financial assets at fair value increased $29 billion largely due to an increase in trading securities in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $12 billion driven by an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $32 billion primarily driven by increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking was due to growth in residential mortgages, the acquisition of the credit card portfolio of MBNA Canada, and growth in business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in residential mortgages, business and government loans and indirect auto loans.

Total liabilities were $762 billion as at October 31, 2012, an increase of $71 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $38 billion increase in deposits, a $23 billion increase in other liabilities and a $10 billion increase in financial liabilities at fair value.

Financial liabilities at fair value increased $10 billion largely due to an increase in trading deposits in Wholesale Banking.

Deposits increased $38 billion primarily due to an increase in personal non-term deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking and an increase in business and government deposits across several segments.

Other liabilities increased $23 billion largely due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $49 billion as at October 31, 2012, an increase of $5 billion, or 11%, from October 31, 2011 primarily due to retained earnings growth and higher common share capital due to additional common share issuances through the dividend reinvestment plan and the exercise of stock options.

2012 FINANCIAL RESULTS OVERVIEW

2012 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported net income for the year of $3,304 million, an increase of $253 million, or 8%, compared with last year. Adjusted net income for the year was $3,408 million, an increase of $357 million, or 12%, compared with last year. The increase in adjusted earnings was driven by good volume growth, the acquisition of MBNA, higher fee income, a lower tax rate, and an extra calendar day. The reported return on common equity for the year was 42.9%, while the adjusted annualized return on common equity was 44.2%.

Reported revenue for the year was $10,652 million, an increase of $1,120 million, or 12%, compared with last year. Adjusted revenue for the year was $10,688 million, an increase of $1,156 million, or 12%, compared with last year. The addition of MBNA contributed 9 percentage points to both reported and adjusted year-over-year revenue growth. Net interest income growth was driven by the inclusion of MBNA, organic volume growth and an additional calendar day, partially offset by lower margin on average earning assets. The net interest income contribution from MBNA was elevated due to a one-time benefit from better credit performance on acquired loans. Personal lending volume growth slowed throughout the year impacted by a slowing housing market and weaker consumer loan demand. Business lending growth was strong leading to market share gains. Compared with last year, average real estate secured lending volume increased $12.5 billion, or 6%. Auto lending average volume increased $1.2 billion, or 10%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $5 billion, or 14%. Average personal deposit volumes increased $9.4 billion, or 7%, with a strong contribution from the new Investment Savings account. Average business deposit volumes increased $6.3 billion, or 10%. Reported margin on average earning assets increased 6 bps to 2.82%, while the adjusted margin on average earning assets increased 8 bps to 2.84%, compared with 2.76% last year due to the addition of MBNA. Excluding the impact of MBNA, the margin on average earning assets decreased 12 bps to 2.64%, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 12% was driven by higher transaction volumes, MBNA, and repricing.

PCL for the year was $1,151 million, an increase of $327 million, or 40%, compared with last year. The increase in PCL was due primarily to the addition of MBNA. Personal banking PCL was $1,088 million for the year, an increase of $302 million, or 38%, compared with last year. Excluding MBNA, personal banking PCL decreased $53 million, reflecting strong credit quality and enhanced collection strategies. Business banking PCL was $63 million, an increase of $26 million, returning to a more normalized level, as the prior year had higher recoveries. Annualized PCL as a percentage of credit volume excluding MBNA was 0.28%, a decrease of 3 bps, compared with last year. Net impaired loans were $1,000 million, an increase of $108 million, or 12%, compared with last year.

Reported non-interest expenses for the year were $4,988 million, an increase of $555 million, or 13%, compared with last year. Adjusted non-interest expenses for the year were $4,884 million, an increase of $451 million, or 10%, compared with last year. Excluding MBNA, expenses increased $141 million, or 3%, compared with last year, driven by higher employee-related costs, business initiatives, volume growth, and one extra calendar day.

The average FTE staffing levels increased by 539, or 2%, compared with last year driven by the addition of MBNA. Excluding MBNA, FTE decreased by 855, or 3%, largely due to the transfer of FTEs to the Corporate segment and volume-related productivity gains. The reported efficiency ratio for the year worsened to 46.8%, while the adjusted efficiency ratio improved to 45.7%, compared with 46.5%, on both a reported and adjusted basis last year.

Wealth and Insurance net income for the year was $1,367 million, an increase of $53 million, or 4%, compared with last year. The increase in earnings was mainly due to growth in premiums and client assets, the inclusion of MBNA and lower expenses, partially offset by unfavourable prior years claims development and lower trading volumes. Wealth and Insurance net income excluding TD Ameritrade was $1,158 million, an increase of $51 million, or 5%, compared with last year. The Bank's reported investment in TD Ameritrade generated net income for the year of $209 million, an increase of $2 million, or 1%, compared with last year, mainly driven by changes in the capital allocation methodology resulting in lower net charges, largely offset by lower TD Ameritrade earnings. For its fiscal year ended September 30, 2012, TD Ameritrade reported net income was US$586 million, a decrease of US$52 million, or 8%, compared with last year, primarily driven by lower trading revenue. The return on common equity for the year was 20.7%.

Revenue for the year was $6,443 million, an increase of $225 million, or 4%, compared with last year. In the Wealth business, a decrease in trading revenue in the direct investing business was largely offset by higher fee-based revenue driven by increased client assets in the advice-based and asset management businesses. In the Insurance business, revenue increased from strong premium growth and the inclusion of MBNA. Net interest income increased driven primarily by higher margins and client balances in the Wealth business.

Insurance claims and related expenses for the year were $2,424 million, an increase of $246 million, or 11%, compared with last year. The increase was primarily due to unfavourable prior years' claims development regarding the Ontario auto market and weather-related events. During the latter part of 2012, the business experienced an increase in prior years' claims development in the Ontario auto insurance market primarily related to pre-2011 accident years. Frequency and severity of claims related to these accident years were worse than anticipated for certain insurance coverage, translating into higher claims costs.

Non-interest expenses for the year were $2,600 million, a decrease of $16 million, or 1%, compared with last year. The decrease was primarily due to higher project expenses in 2011, prudent expense management, and lower volumes in the Wealth business, partially offset by increased expenses supporting business growth in both the Wealth and Insurance businesses.

Assets under administration of $258 billion as at October 31, 2012 increased by $21 billion, or 9%, compared with October 31, 2011. Assets under management of $207 billion as at October 31, 2012 increased by $18 billion, or 10%, compared with October 31, 2011. These increases were primarily driven by net new client assets.

Gross originated insurance premiums were $3,572 million, an increase of $246 million, or 7%, compared with last year. The increase was primarily due to organic business growth.

The average FTE staffing levels and efficiency ratio for the year remained relatively flat compared with last year.

U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the year was $1,128 million, a decrease of $60 million, or 5%, compared with last year. Adjusted net income for the year was $1,422 million, an increase of $152 million, or 12%, compared with last year. In U.S. dollar terms, reported net income for the year was US$1,123 million, a decrease of US$82 million, or 7%, compared with last year and adjusted net income was US$1,416 million, an increase of US$127 million, or 10%. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, partially offset by higher expenses to support growth, and the impact of the Durbin Amendment. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions, litigation reserves and Superstorm Sandy. The reported return on common equity for the year was 6.4%, while the adjusted return on common equity was 8.1%.

In U.S. dollar terms, adjusted revenue for the year was US$6,107 million, an increase of US$289 million, or 5%, compared with last year driven by increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue. Average loans increased by US$12 billion, or 17%, compared with last year with an increase of US$9 billion, or 31% in average personal loans and an increase of US$3 billion, or 8% in average business loans. Average deposits increased US$17 billion, or 11%, compared with prior year, including a US$10 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$7 billion, or 7%. The margin on average earning assets for the year decreased by 13 bps to 3.60% compared with last year primarily due to the low interest rate environment and timing of cash flows on acquired portfolios.

Reported PCL for the year was US$778 million, an increase of US$80 million, or 11%, compared with last year. Adjusted PCL for the year was US$723 million, an increase of US$25 million, or 4%, compared with last year due primarily to organic loan growth, the acquired credit-impaired loan portfolios and the impact of new regulatory guidance on loans discharged in bankruptcies, partially offset by improved asset quality. Personal banking PCL, excluding debt securities classified as loans was US$391 million, an increase of US$131 million, or 50%, from the prior year. Business banking PCL, excluding debt securities classified as loans was US$320 million, a decrease of US$43 million, or 12%, compared with prior year. PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.84%, a decrease of 2 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,059 million, a decrease of US$84 million, or 7%, compared with last year due to continued improvement in credit quality. Acquired credit-impaired loans were US$3.8 billion as at October 31, 2012 compared with US$5.6 billion as at October 31, 2011, while net impaired debt securities classified as loans were US$1.3 billion compared with US$1.4 billion as at October 31, 2011.

Reported non-interest expenses for the year were US$4,107 million, an increase of US$464 million, or 13%, compared with last year. On an adjusted basis, non-interest expenses were US$3,678 million, an increase of US$181 million, or 5%, compared with last year due to investments in new stores and infrastructure, and the Chrysler Financial acquisition.

The average FTE staffing levels for the year increased by 834, or 3%, compared with last year due to the Chrysler Financial acquisition and new stores, partially offset by store closures and consolidations. The reported efficiency ratio for the year worsened to 67.3%, compared with 62.7% last year, while the adjusted efficiency ratio for the year remained flat at 60.2%, compared with last year.

Wholesale Banking net income for the year was $880 million, an increase of $65 million, or 8%, compared with last year. The increase in earnings was due to stronger results in our core businesses, partially offset by reduced securities gains in the investment portfolio. The return on common equity for the year was 21.2%.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. Revenue for the year was $2,654 million, an increase of $158 million, or 6%, compared with last year. Capital markets revenue increased primarily due to improved fixed income and credit trading, strong debt underwriting, and robust M&A revenue. Fixed income and credit trading revenue increased due to increased liquidity, tightening credit spreads and periods of elevated volatility in the market. Debt underwriting fees remained strong throughout the year. M&A revenue was higher aided by low interest rates, robust banking markets and ongoing opportunities for consolidation. Partially offsetting these improvements were lower security gains from the investment portfolio and weaker equity trading and underwriting on low industry-wide volumes and volatility.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $47 million, an increase of $25 million, compared with last year. The increase in PCL was primarily due to a loss on a single name in the corporate lending portfolio. PCL in the prior year primarily comprised the accrual cost of credit protection.

Non-interest expenses for the year were $1,570 million, an increase of $102 million, or 7%, compared with last year primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

Risk-weighted assets were $43 billion as at October 31, 2012, an increase of $8 billion, or 23%, compared with October 31, 2011. The increase was due to the implementation of the revised Basel II market risk framework.

The average FTE staffing levels increased by 36, or 1%, compared with last year.

Corporate segment reported net loss for the year was $208 million, compared with a reported net loss of $323 million last year. The adjusted net loss for the year was $2 million, compared with an adjusted net loss of $18 million last year. The year-over-year change in the adjusted net loss was due to higher net corporate expenses, partially offset by the impact of favourable tax items, treasury and other hedging activities and other items.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $863 billion as at October 31, 2013, an increase of $52 billion, or 6%, compared with October 31, 2012.**

TABLE 26 **SELECTED CONSOLIDATED BALANCE SHEET ITEMS**

(millions of Canadian dollars)		As at
	October 31 2013	October 31 2012
Interest-bearing deposits with banks	**$ 28,855**	$ 21,692
Available-for-sale securities	**79,541**	98,576
Held-to-maturity securities	**29,961**	–
Loans (net of allowance for loan losses)	**444,922**	408,848
Trading deposits	**47,593**	38,774
Deposits	**543,476**	487,754

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $863 billion as at October 31, 2013, an increase of $52 billion, or 6%, from October 31, 2012. The net increase was primarily due to a $36 billion increase in loans (net of allowance for loan losses), a $30 billion increase in held-to-maturity securities, and a $7 billion increase in interest-bearing deposits with banks, partially offset by a $23 billion decrease in financial assets at fair value.

Interest-bearing deposits with banks increased $7 billion primarily due to an increase in Wholesale Banking driven by higher U.S. Federal Reserve deposits.

Financial assets at fair value decreased $23 billion largely due to a reclassification from available-for-sale securities to held-to-maturity securities and a decrease in derivative assets in Wholesale Banking.

Held-to-maturity securities increased $30 billion due to a reclassification from available-for-sale securities and an increase in securities in the U.S. Personal and Commercial Banking segment.

Loans (net of allowance for loan losses) increased $36 billion primarily driven by increases in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments. The increase in the U.S. Personal and Commercial Banking segment was due to growth in credit card and business and government loans. Target added $6 billion to total loans. The Canadian Personal and Commercial Banking segment loans increased primarily due to growth in residential mortgages and business and government loans.

Total liabilities were $811 billion as at October 31, 2013, an increase of $49 billion, or 6%, from October 31, 2012. The net increase was primarily due to a $56 billion increase in deposits, partially offset by a $10 billion decrease in financial liabilities at fair value.

Financial liabilities at fair value decreased $10 billion largely due to a decrease in derivative liabilities, partially offset by an increase in trading deposits in Wholesale Banking.

Deposits increased $56 billion primarily due to an increase in personal non-term and business and government deposits in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments and bank deposits in Wholesale Banking, partially offset by a decrease in personal term deposits in Canadian Personal and Commercial Banking.

Equity was $52 billion as at October 31, 2013, an increase of $3 billion, or 6%, from October 31, 2012 primarily due to higher retained earnings.

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances net of allowance for loan losses was $451 billion, an increase of $35 billion compared with last year.**
- **Impaired loans net of counterparty-specific and individually insignificant allowances was $2,243 million, an increase of $143 million compared with last year.**
- **Provision for credit losses was $1,631 million, compared with $1,795 million in the prior year.**
- **Total allowance for loan losses increased by $211 million to $2,855 million in 2013.**

LOAN PORTFOLIO

Overall in 2013, the Bank's credit quality remained stable despite uncertain economic conditions. During 2013, the Bank increased its credit portfolio by $35 billion, or 8%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and Target.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 33 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank's loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 72% of total loans net of counterparty-specific and individually insignificant allowances, down from 73% in 2012. During the year, these portfolios increased by $22 billion, or 7%, and totalled $326 billion at year end. Residential mortgages represented 41% of the portfolio in 2013, consistent with 2012. Consumer instalment and other personal loans, and credit cards were 31% of total loans net of counterparty-specific and individually insignificant allowances in 2013, down from 32% in 2012.

The Bank's business and government credit exposure was 27% of total loans net of counterparty-specific and individually insignificant allowances, up from 25% in 2012. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2%, respectively. Real estate was the leading U.S. sector of concentration and represented 3% of net loans, consistent with 2012.

Geographically, the credit portfolio remained concentrated in Canada. In 2013, the percentage of loans held in Canada was 74%, down from 76% in 2012. The largest Canadian exposure was in Ontario, which represented 42% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2013, down from 43% in 2012.

The balance of the credit portfolio was predominantly in the U.S., which represented 24% of the portfolio, up from 22% in 2012 primarily due to volume growth in residential mortgages, consumer indirect auto, business and government loans and Target. Exposures to debt securities classified as loans, acquired credit-impaired loans, and other geographic regions were limited. The largest U.S. exposures by state were in New England and New York which represented 7% and 5% of total loans net of counterparty-specific and individually insignificant allowances, respectively, up from 6% and 4% in 2012.

TABLE 27 LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1, 2]

(millions of Canadian dollars, except as noted)					As at			Percentage of total
			October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
	Gross loans	**Counterparty-specific and individually insignificant allowances**	**Net loans**	Net loans	Net loans			
Canada								
Residential mortgages	**$ 164,389**	**$ 14**	**$ 164,375**	$ 154,233	$ 142,282	**36.3%**	36.9%	36.8%
Consumer instalment and other personal								
HELOC	**61,581**	**20**	**61,561**	64,732	65,518	**13.6**	15.5	16.9
Indirect Auto	**14,666**	**25**	**14,641**	13,942	13,581	**3.2**	3.3	3.5
Other	**15,193**	**52**	**15,141**	14,525	15,333	**3.3**	3.5	4.0
Credit card	**15,288**	**115**	**15,173**	14,165	8,042	**3.3**	3.4	2.1
Total personal	**271,117**	**226**	**270,891**	261,597	244,756	**59.7**	62.6	63.3
Real estate								
Residential	**13,685**	**12**	**13,673**	12,462	10,730	**3.0**	3.0	2.8
Non-residential	**8,153**	**2**	**8,151**	7,250	5,898	**1.8**	1.7	1.5
Total real estate	**21,838**	**14**	**21,824**	19,712	16,628	**4.8**	4.7	4.3
Agriculture	**3,914**	**–**	**3,914**	3,237	2,749	**0.9**	0.8	0.7
Automotive	**2,326**	**1**	**2,325**	1,444	1,249	**0.5**	0.3	0.3
Financial	**8,812**	**1**	**8,811**	6,416	8,232	**1.9**	1.5	2.1
Food, beverage, and tobacco	**1,250**	**2**	**1,248**	1,073	1,043	**0.3**	0.3	0.3
Forestry	**423**	**–**	**423**	378	388	**0.1**	0.1	0.1
Government, public sector entities, and education	**4,471**	**2**	**4,469**	4,784	4,210	**1.0**	1.1	1.1
Health and social services	**3,686**	**1**	**3,685**	3,327	2,960	**0.8**	0.8	0.8
Industrial construction and trade contractors	**1,600**	**6**	**1,594**	1,489	1,332	**0.4**	0.4	0.3
Metals and mining	**871**	**5**	**866**	770	634	**0.2**	0.2	0.2
Pipelines, oil, and gas	**2,194**	**7**	**2,187**	2,235	1,849	**0.5**	0.5	0.5
Power and utilities	**1,506**	**–**	**1,506**	1,184	1,082	**0.3**	0.3	0.3
Professional and other services	**2,674**	**5**	**2,669**	2,403	1,824	**0.6**	0.5	0.5
Retail sector	**2,144**	**26**	**2,118**	1,959	2,024	**0.5**	0.5	0.5
Sundry manufacturing and wholesale	**1,821**	**5**	**1,816**	1,644	1,491	**0.4**	0.4	0.4
Telecommunications, cable, and media	**1,029**	**1**	**1,028**	1,004	908	**0.2**	0.2	0.2
Transportation	**771**	**1**	**770**	715	537	**0.2**	0.2	0.1
Other	**2,942**	**4**	**2,938**	1,934	2,511	**0.6**	0.5	0.7
Total business and government	**64,272**	**81**	**64,191**	55,708	51,651	**14.2**	13.3	13.4
Total Canada	**335,389**	**307**	**335,082**	317,305	296,407	**73.9**	75.9	76.7
United States								
Residential mortgages	**20,945**	**8**	**20,937**	17,349	12,478	**4.6**	4.2	3.3
Consumer instalment and other personal								
HELOC	**10,607**	**16**	**10,591**	10,101	9,630	**2.3**	2.4	2.5
Indirect Auto	**16,323**	**4**	**16,319**	13,463	9,739	**3.6**	3.2	2.5
Other	**533**	**1**	**532**	489	447	**0.2**	0.1	0.1
Credit card	**6,900**	**13**	**6,887**	1,085	880	**1.5**	0.3	0.2
Total personal	**55,308**	**42**	**55,266**	42,487	33,174	**12.2**	10.2	8.6
Real estate								
Residential	**3,470**	**12**	**3,458**	2,997	3,064	**0.8**	0.7	0.8
Non-residential	**12,084**	**20**	**12,064**	10,797	9,404	**2.7**	2.6	2.4
Total real estate	**15,554**	**32**	**15,522**	13,794	12,468	**3.5**	3.3	3.2
Agriculture	**289**	**–**	**289**	275	229	**0.1**	0.1	0.1
Automotive	**1,850**	**2**	**1,848**	1,538	1,271	**0.4**	0.4	0.3
Financial	**2,006**	**1**	**2,005**	1,953	2,725	**0.4**	0.5	0.7
Food, beverage, and tobacco	**1,654**	**1**	**1,653**	1,321	1,227	**0.4**	0.3	0.3
Forestry	**531**	**1**	**530**	410	316	**0.1**	0.1	0.1
Government, public sector entities, and education	**4,466**	**3**	**4,463**	3,276	2,389	**0.9**	0.8	0.6
Health and social services	**5,785**	**12**	**5,773**	4,941	4,269	**1.3**	1.2	1.1
Industrial construction and trade contractors	**1,222**	**8**	**1,214**	1,086	1,097	**0.3**	0.3	0.3
Metals and mining	**1,056**	**1**	**1,055**	999	893	**0.2**	0.2	0.2
Pipelines, oil, and gas	**521**	**–**	**521**	829	801	**0.1**	0.2	0.2
Power and utilities	**1,155**	**–**	**1,155**	1,116	968	**0.3**	0.3	0.3
Professional and other services	**5,353**	**14**	**5,339**	4,379	2,868	**1.1**	1.0	0.7
Retail sector	**2,578**	**11**	**2,567**	2,294	2,311	**0.6**	0.5	0.6
Sundry manufacturing and wholesale	**3,717**	**3**	**3,714**	3,055	2,626	**0.8**	0.7	0.7
Telecommunications, cable, and media	**1,663**	**7**	**1,656**	1,175	1,049	**0.4**	0.3	0.3
Transportation	**4,886**	**4**	**4,882**	3,559	2,838	**1.0**	0.8	0.7
Other	**714**	**–**	**714**	1,080	1,357	**0.2**	0.3	0.4
Total business and government	**55,000**	**100**	**54,900**	47,080	41,702	**12.1**	11.3	10.8
Total United States	**110,308**	**142**	**110,166**	89,567	74,876	**24.3**	21.5	19.4
International								
Personal	**10**	**–**	**10**	11	12	**–**	–	–
Business and government	**2,240**	**–**	**2,240**	2,653	3,520	**0.5**	0.6	0.9
Total international	**2,250**	**–**	**2,250**	2,664	3,532	**0.5**	0.6	0.9
Total excluding other loans	**447,947**	**449**	**447,498**	409,536	374,815	**98.7**	98.0	97.0
Other loans								
Debt securities classified as loans	**3,744**	**173**	**3,571**	4,809	6,332	**0.8**	1.1	1.6
Acquired credit-impaired loans[3]	**2,485**	**117**	**2,368**	3,669	5,500	**0.5**	0.9	1.4
Total other loans	**6,229**	**290**	**5,939**	8,478	11,832	**1.3**	2.0	3.0
Total	**$ 454,176**	**$ 739**	**$ 453,437**	$ 418,014	$ 386,647	**100.0%**	100.0%	100.0%
Incurred but not identified allowance								
Personal, business and government			**2,018**	1,788	1,496			
Debt securities classified as loans			**98**	155	149			
Total incurred but not identified allowance			**2,116**	1,943	1,645			
Total, net of allowance			**$ 451,321**	$ 416,071	$ 385,002			
Percentage change over previous year – loans and acceptances, net of counterparty-specific and individually insignificant allowances			**8.5%**	8.1%	10.4%			
Percentage change over previous year – loans and acceptances, net of allowance			**8.5%**	8.1%	10.4%			

[1] Primarily based on the geographic location of the customer's address.

[2] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

[3] Includes all FDIC covered loans and other acquired credit-impaired loans.

TABLE 28 LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1, 2]

(millions of Canadian dollars, except as noted)					As at			Percentage of total
			October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
	Gross loans	**Counterparty-specific and individually insignificant allowances**	**Net loans**	Net loans	Net loans			
Canada								
Atlantic provinces	**$ 9,702**	**$ 7**	**$ 9,695**	$ 9,179	$ 8,542	**2.1%**	2.2%	2.2%
British Columbia[3]	**48,894**	**23**	**48,871**	47,564	46,197	**10.9**	11.4	12.0
Ontario[3]	**188,601**	**235**	**188,366**	177,947	164,732	**41.5**	42.6	42.6
Prairies[3]	**60,394**	**24**	**60,370**	56,453	53,687	**13.3**	13.5	13.9
Québec	**27,798**	**18**	**27,780**	26,162	23,249	**6.1**	6.2	6.0
Total Canada	**335,389**	**307**	**335,082**	317,305	296,407	**73.9**	75.9	76.7
United States								
Carolinas (North and South)	**5,318**	**4**	**5,314**	3,259	1,686	**1.2**	0.8	0.4
Florida	**6,809**	**7**	**6,802**	4,567	2,635	**1.5**	1.1	0.7
New England[4]	**29,526**	**49**	**29,477**	25,891	23,201	**6.5**	6.2	6.0
New Jersey	**20,290**	**37**	**20,253**	15,026	12,034	**4.4**	3.6	3.1
New York	**20,777**	**16**	**20,761**	15,646	12,119	**4.6**	3.8	3.1
Pennsylvania	**8,222**	**15**	**8,207**	6,740	5,776	**1.8**	1.6	1.5
Other	**19,366**	**14**	**19,352**	18,438	17,425	**4.3**	4.4	4.6
Total United States	**110,308**	**142**	**110,166**	89,567	74,876	**24.3**	21.5	19.4
International								
Europe	**752**	**–**	**752**	1,239	1,582	**0.2**	0.3	0.4
Other	**1,498**	**–**	**1,498**	1,425	1,950	**0.3**	0.3	0.5
Total international	**2,250**	**–**	**2,250**	2,664	3,532	**0.5**	0.6	0.9
Total excluding other loans	**447,947**	**449**	**447,498**	409,536	374,815	**98.7**	98.0	97.0
Other loans	**6,229**	**290**	**5,939**	8,478	11,832	**1.3**	2.0	3.0
Total	**$ 454,176**	**$ 739**	**$ 453,437**	$ 418,014	$ 386,647	**100.0%**	100.0%	100.0%
Incurred but not identified allowance			**2,116**	1,943	1,645			
Total, net of allowance			**$ 451,321**	$ 416,071	$ 385,002			

Percentage change over previous year – loans and acceptances, net of counterparty-specific and individually insignificant allowances for loan losses	**2013**	2012	2011
Canada	**5.6%**	7.1%	9.3%
United States	**23.0**	19.6	22.2
International	**(15.5)**	(24.6)	7.9
Other loans	**(29.9)**	(28.3)	(18.3)
Total	**8.5%**	8.1%	10.4%

[1] Primarily based on the geographic location of the customer's address.
[2] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[3] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[4] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 29 LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS

(millions of Canadian dollars, except as noted)		**Loans authorized**			**Amount outstanding**	
Loan amount (dollars)	**2013**	2012	2011	**2013**	2012	2011
$0 – $24,999	**$ 956**	$ 995	$ 1,095	**$ 365**	$ 387	$ 425
$25,000 – $49,999	**990**	1,104	1,359	**493**	539	624
$50,000 – $99,999	**1,952**	2,129	2,340	**1,035**	1,140	1,258
$100,000 – $249,999	**5,537**	5,723	5,980	**3,596**	3,738	3,951
$250,000 – $499,999	**7,167**	7,145	7,092	**5,109**	5,070	5,046
$500,000 – $999,999	**9,355**	8,810	8,455	**6,377**	5,982	5,792
$1,000,000 – $4,999,999	**31,212**	28,138	26,584	**19,434**	17,409	16,074
Total[1]	**$ 57,169**	$ 54,044	$ 52,905	**$ 36,409**	$ 34,265	$ 33,170

[1] Personal loans used for business purposes are not included in these totals.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies and strategies are aligned with the Bank's risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. Credit policies in Canada ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or other approved private mortgage insurers.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments including dwelling type and geographical regions are examined during the exercise to determine whether specific vulnerabilities exist. Based on our most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 30 REAL ESTATE SECURED LENDING[1,2]

(millions of Canadian dollars, except as noted)	Residential mortgages				Home equity lines of credit				Total			As at
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured	
												October 31, 2013
Canada												
Atlantic provinces	**$ 4,077**	**2.5%**	**$ 1,076**	**0.7%**	**$ 698**	**1.1%**	**$ 774**	**1.3%**	**$ 4,775**	**2.1%**	**$ 1,850**	**0.8%**
British Columbia[4]	**21,166**	**12.9**	**9,896**	**6.0**	**4,209**	**6.8**	**7,454**	**12.1**	**25,375**	**11.2**	**17,350**	**7.7**
Ontario[4]	**57,942**	**35.3**	**20,940**	**12.7**	**13,697**	**22.2**	**17,635**	**28.7**	**71,639**	**31.7**	**38,575**	**17.1**
Prairies[4]	**26,645**	**16.2**	**6,628**	**4.0**	**5,821**	**9.5**	**6,768**	**11.0**	**32,466**	**14.4**	**13,396**	**5.9**
Quebec	**12,066**	**7.3**	**3,953**	**2.4**	**2,300**	**3.7**	**2,225**	**3.6**	**14,366**	**6.4**	**6,178**	**2.7**
Total Canada	**$ 121,896**	**74.2%**	**$ 42,493**	**25.8%**	**$ 26,725**	**43.3%**	**$ 34,856**	**56.7%**	**$ 148,621**	**65.8%**	**$ 77,349**	**34.2%**
United States	**603**		**20,828**		**9**		**10,757**		**612**		**31,585**	
Total	**$ 122,499**		**$ 63,321**		**$ 26,734**		**$ 45,613**		**$ 149,233**		**$ 108,934**	
												October 31, 2012
Canada												
Atlantic provinces	$ 3,515	2.3%	$ 682	0.4%	$ 780	1.2%	$ 771	1.2%	$ 4,295	2.0%	$ 1,453	0.7%
British Columbia[4]	19,946	12.9	6,833	4.4	4,912	7.6	7,420	11.5	24,858	11.4	14,253	6.5
Ontario[4]	62,977	40.9	20,008	13.0	15,085	23.3	17,278	26.7	78,062	35.5	37,286	17.0
Prairies[4]	23,144	15.0	4,030	2.6	6,985	10.8	6,828	10.5	30,129	13.8	10,858	5.0
Quebec	10,490	6.8	2,622	1.7	2,479	3.8	2,215	3.4	12,969	5.9	4,837	2.2
Total Canada	$ 120,072	77.9%	$ 34,175	22.1%	$ 30,241	46.7%	$ 34,512	53.3%	$ 150,313	68.6%	$ 68,687	31.4%
United States	497		17,428		10		10,302		507		27,730	
Total	$ 120,569		$ 51,603		$ 30,251		$ 44,814		$ 150,820		$ 96,417	

[1] Geographic location based on the address of the property mortgaged.
[2] Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
[3] Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
[4] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 31 RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]

	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
									October 31, 2013
Canada	**10.8%**	**4.3%**	**8.2%**	**11.7%**	**24.6%**	**26.0%**	**14.3%**	**0.1%**	**100.0%**
United States	**2.6**	**1.3**	**21.6**	**2.0**	**8.3**	**63.1**	**1.1**	**–**	**100.0**
Total	**9.9%**	**4.0%**	**9.8%**	**10.6%**	**22.6%**	**30.2%**	**12.8%**	**0.1%**	**100.0%**
									October 31, 2012
Canada	9.8%	4.6%	8.9%	13.1%	18.5%	25.9%	17.7%	1.5%	100.0%
United States	1.6	1.9	25.9	2.2	9.9	56.2	2.3	–	100.0
Total	9.0%	4.3%	10.7%	11.9%	17.6%	29.0%	16.1%	1.4%	100.0%

[1] Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
[2] Percentage based on outstanding balance.

TABLE 32	UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1,2,3]		
	Residential mortgages	Home equity lines of credit[4]	Total
			October 31, 2013
Canada			
Atlantic provinces	**72%**	**62%**	**70%**
British Columbia[5]	**67**	**58**	**65**
Ontario[5]	**68**	**61**	**66**
Prairies[5]	**71**	**63**	**69**
Quebec	**71**	**63**	**70**
Total Canada	**69%**	**61%**	**67%**
United States	**67%**	**66%**	**67%**
Total	**69%**	**62%**	**67%**
			October 31, 2012
Canada			
Atlantic provinces	72%	69%	71%
British Columbia[5]	66	63	65
Ontario[5]	68	67	68
Prairies[5]	70	69	70
Quebec	70	69	69
Total Canada	68%	67%	68%
United States	65%	65%	65%
Total	67%	66%	67%

[1] Geographic location based on the address of the property mortgaged.
[2] Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
[3] Based on house price at origination.
[4] Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
[5] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, gross impaired loans increased $174 million, or 7% over 2012. Gross impaired loan formations increased year over year by $283 million, primarily driven by Target.

In Canada, net impaired loans decreased by $127 million, or 12% in 2013 due to continued credit quality improvement in the personal and commercial banking portfolios. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated impaired loans net of counterparty-specific and individually insignificant allowances of $815 million, a decrease of $95 million, or 10%, over 2012. Business and government loans generated $100 million in net impaired loans, a decrease of $32 million, or 24%, over 2012. Business and government impaired loans were distributed across industry sectors.

In the U.S., net impaired loans increased by $270 million, or 26% in 2013. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated net impaired loans of $629 million, an increase of $234 million, or 59%, over 2012, due primarily to volume growth in real estate secured lending, indirect auto and Target. Business and government loans generated $699 million in net impaired loans, an increase of $36 million, or 5%, over 2012 due primarily to volume growth. Business and government impaired loans were concentrated in the real estate sector as real estate is the largest sector of US business loans. Geographically, 41% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated in Canada and 59% in the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 18% of total net impaired loans, down from 24% in 2012. U.S. net impaired loans were concentrated in New England and New Jersey, representing 19% and 13%, respectively, of net impaired loans, compared with 18% and 12%, respectively, in 2012.

TABLE 33	CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES		
(millions of Canadian dollars)	**2013**	2012	2011
Personal, business and government loans[1,2]			
Balance at beginning of year	**$ 2,518**	$ 2,493	$ 2,535
Additions	**4,539**	4,256	3,610
Return to performing status, repaid or sold	**(2,509)**	(2,261)	(2,015)
Write-offs	**(1,914)**	(1,969)	(1,629)
Foreign exchange and other adjustments	**58**	(1)	(8)
Balance at end of year	**$ 2,692**	$ 2,518	$ 2,493

[1] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 7 to the 2013 Consolidated Financial Statements.
[2] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 7 to the 2013 Consolidated Financial Statements.

TABLE 34 IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1, 2, 3, 4]

(millions of Canadian dollars, except as noted)								
				As at			*Percentage of total*	
			October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
	Gross impaired loans	**Counterparty-specific and individually insignificant allowances**	**Net impaired loans**	Net impaired loans	Net impaired loans			
Canada								
Residential mortgages[5]	**$ 448**	**$ 14**	**$ 434**	$ 465	$ 596	**19.3%**	22.1%	28.9%
Consumer instalment and other personal								
HELOC	**321**	**20**	**301**	306	180	**13.4**	14.6	8.6
Indirect Auto	**41**	**25**	**16**	14	16	**0.7**	0.7	0.8
Other	**73**	**52**	**21**	30	26	**0.9**	1.4	1.3
Credit card	**158**	**115**	**43**	95	18	**2.0**	4.5	0.9
Total personal	**1,041**	**226**	**815**	910	836	**36.3**	43.3	40.5
Real estate								
Residential	**25**	**12**	**13**	15	13	**0.6**	0.7	0.6
Non-residential	**7**	**2**	**5**	1	6	**0.2**	0.1	0.3
Total real estate	**32**	**14**	**18**	16	19	**0.8**	0.8	0.9
Agriculture	**5**	**–**	**5**	4	5	**0.2**	0.2	0.2
Automotive	**1**	**1**	**–**	2	1	**–**	0.1	0.1
Financial	**2**	**1**	**1**	21	1	**0.1**	1.0	0.1
Food, beverage, and tobacco	**5**	**2**	**3**	2	1	**0.1**	0.1	0.1
Forestry	**1**	**–**	**1**	4	–	**0.1**	0.2	–
Government, public sector entities, and education	**6**	**2**	**4**	2	3	**0.2**	0.1	0.1
Health and social services	**3**	**1**	**2**	17	1	**0.1**	0.8	0.1
Industrial construction and trade contractors	**12**	**6**	**6**	6	7	**0.2**	0.3	0.3
Metals and mining	**14**	**5**	**9**	1	3	**0.4**	0.1	0.1
Pipelines, oil, and gas	**27**	**7**	**20**	1	2	**0.9**	0.1	0.1
Power and utilities	**–**	**–**	**–**	–	–	**–**	–	–
Professional and other services	**8**	**5**	**3**	4	3	**0.1**	0.2	0.1
Retail sector	**44**	**26**	**18**	22	21	**0.8**	1.0	1.0
Sundry manufacturing and wholesale	**12**	**5**	**7**	8	14	**0.3**	0.3	0.7
Telecommunications, cable, and media	**1**	**1**	**–**	19	1	**–**	0.9	0.1
Transportation	**2**	**1**	**1**	–	1	**0.1**	–	0.1
Other	**6**	**4**	**2**	3	5	**0.1**	0.1	0.2
Total business and government	**181**	**81**	**100**	132	88	**4.5**	6.3	4.3
Total Canada	**1,222**	**307**	**915**	1,042	924	**40.8**	49.6	44.8
United States								
Residential mortgages	**258**	**8**	**250**	187	161	**11.1**	8.9	7.8
Consumer instalment and other personal								
HELOC	**220**	**16**	**204**	179	73	**9.1**	8.5	3.6
Indirect Auto	**80**	**4**	**76**	24	6	**3.4**	1.2	0.3
Other	**2**	**1**	**1**	2	–	**0.1**	0.1	–
Credit card	**111**	**13**	**98**	3	3	**4.3**	0.1	0.1
Total personal	**671**	**42**	**629**	395	243	**28.0**	18.8	11.8
Real estate								
Residential	**110**	**12**	**98**	133	250	**4.4**	6.3	12.1
Non-residential	**225**	**20**	**205**	191	282	**9.1**	9.1	13.7
Total real estate	**335**	**32**	**303**	324	532	**13.5**	15.4	25.8
Agriculture	**1**	**–**	**1**	2	4	**0.1**	0.1	0.2
Automotive	**14**	**2**	**12**	15	20	**0.5**	0.7	1.0
Financial	**9**	**1**	**8**	6	16	**0.4**	0.3	0.8
Food, beverage, and tobacco	**11**	**1**	**10**	7	6	**0.4**	0.3	0.3
Forestry	**2**	**1**	**1**	1	1	**0.1**	0.1	0.1
Government, public sector entities, and education	**22**	**3**	**19**	7	7	**0.8**	0.3	0.3
Health and social services	**35**	**12**	**23**	18	50	**1.0**	0.8	2.4
Industrial construction and trade contractors	**54**	**8**	**46**	40	34	**2.1**	1.9	1.6
Metals and mining	**19**	**1**	**18**	26	10	**0.8**	1.2	0.5
Pipelines, oil, and gas	**–**	**–**	**–**	4	–	**–**	0.2	–
Power and utilities	**–**	**–**	**–**	–	6	**–**	–	0.3
Professional and other services	**82**	**14**	**68**	41	39	**3.0**	2.0	1.9
Retail sector	**110**	**11**	**99**	70	90	**4.4**	3.4	4.3
Sundry manufacturing and wholesale	**31**	**3**	**28**	46	22	**1.3**	2.2	1.1
Telecommunications, cable, and media	**19**	**7**	**12**	10	6	**0.5**	0.5	0.3
Transportation	**43**	**4**	**39**	32	46	**1.8**	1.5	2.2
Other	**12**	**–**	**12**	14	7	**0.5**	0.7	0.3
Total business and government	**799**	**100**	**699**	663	896	**31.2**	31.6	43.4
Total United States	**1,470**	**142**	**1,328**	1,058	1,139	**59.2**	50.4	55.2
International								
Business and government	**–**	**–**	**–**	–	–	**–**	–	–
Total international	**–**	**–**	**–**	–	–	**–**	–	–
Total[2, 3]	**$ 2,692**	**$ 449**	**$ 2,243**	$ 2,100	$ 2,063	**100.0%**	100.0%	100.0%
Net impaired loans as a % of common equity			**4.77%**	4.76%	5.27%			

[1] Primarily based on the geographic location of the customer's address.

[2] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 7 to the 2013 Consolidated Financial Statements.

[3] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 7 to the 2013 Consolidated Financial Statements.

[4] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

[5] Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

TABLE 35	IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY[1, 2, 3]

(millions of Canadian dollars, except as noted)

					As at			Percentage of total
			October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
	Gross impaired loans	**Counterparty-specific and individually insignificant allowances**	**Net impaired loans**	Net impaired loans	Net impaired loans			
Canada								
Atlantic provinces	**$ 41**	**$ 7**	**$ 34**	$ 26	$ 23	**1.5%**	1.3%	1.1%
British Columbia[4]	**233**	**23**	**210**	202	159	**9.4**	9.6	7.7
Ontario[4]	**641**	**235**	**406**	509	412	**18.1**	24.2	20.0
Prairies[4]	**193**	**24**	**169**	185	219	**7.5**	8.8	10.6
Québec	**114**	**18**	**96**	120	111	**4.3**	5.7	5.4
Total Canada[5]	**1,222**	**307**	**915**	1,042	924	**40.8**	49.6	44.8
United States								
Carolinas (North and South)	**53**	**4**	**49**	23	8	**2.2**	1.1	0.4
Florida	**82**	**7**	**75**	38	45	**3.4**	1.8	2.2
New England[6]	**479**	**49**	**430**	369	386	**19.2**	17.6	18.7
New Jersey	**338**	**37**	**301**	252	250	**13.4**	12.0	12.1
New York	**200**	**16**	**184**	137	134	**8.2**	6.5	6.5
Pennsylvania	**155**	**15**	**140**	91	167	**6.2**	4.4	8.1
Other	**163**	**14**	**149**	148	149	**6.6**	7.0	7.2
Total United States[5]	**1,470**	**142**	**1,328**	1,058	1,139	**59.2**	50.4	55.2
Total[2]	**$ 2,692**	**$ 449**	**$ 2,243**	$ 2,100	$ 2,063	**100.0%**	100.0%	100.0%
Net impaired loans as a % of net loans[7]			**0.50%**	0.52%	0.56%			

[1] Primarily based on the geographic location of the customer's address.
[2] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 7 to the 2013 Consolidated Financial Statements.
[3] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 7 to the 2013 Consolidated Financial Statements.
[4] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[5] Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
[6] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[7] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb incurred credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific allowance

The Bank establishes counterparty-specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows. Counterparty-specific allowances for credit losses are established to reduce the book value of loans to their estimated realizable amounts.

During 2013, counterparty-specific allowances decreased by $38 million, or 10%, resulting in a total counterparty-specific allowance of $348 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, counterparty-specific allowances decreased by $19 million, or 11% from the prior year.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank's personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2013, the collectively assessed allowance for individually insignificant impaired loans increased by $74 million, or 23%, resulting in a total of $391 million. Excluding FDIC covered loans and other acquired credit-impaired loans, the collectively assessed allowance for individually insignificant impaired loans increased by $48 million, or 19% from the prior year due primarily to the full year impact of the acquisition of the MBNA Canada credit card portfolio in 2012.

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified credit losses is reviewed on a quarterly basis using credit risk models and management's judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security and structure of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar characteristics segmented, for example by product type and PD estimate. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default.

As at October 31, 2013 the collectively assessed allowance for incurred but not identified credit losses was $2,328 million, up from $2,152 million as at October 31, 2012. Excluding debt securities classified as loans, the collectively assessed allowance for incurred but not identified credit losses increased by $233 million, or 12% from the prior year primarily due to Target.

The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. Allowance for credit losses are more fully described in Note 7 to the Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb incurred credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded a total provision for credit losses of $1,631 million in 2013, compared with a total provision of $1,795 million in 2012. This amount comprised $1,481 million of counterparty-specific and individually insignificant provisions and $150 million in collectively assessed incurred but not identified provisions. The total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.38% from 0.45% in 2012 largely due to improved credit quality in the Canadian and U.S. commercial portfolios.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $865 million, an increase of $134 million, or 18%, over 2012 due primarily to the full year impact of MBNA in 2012. Business and government loans required counterparty-specific and individually insignificant provisions of $74 million, a decrease of $31 million, or 30%, over 2012 due primarily to improved credit quality. Business and government counterparty-specific and individually insignificant provisions were distributed across all industry sectors.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $336 million, an increase of $17 million, or 5%, over 2012. Business and government loans required counterparty-specific and individually insignificant provisions of $144 million, a decrease of $156 million, or 52%, over 2012 primarily due to the improved credit performance in the real estate and financial sectors. Similar to impaired loans, the largest business and government counterparty-specific and individually insignificant provisions occurred in the real estate sector.

Geographically, 63% of counterparty-specific and individually insignificant provisions were attributed to Canada and 32% to the U.S. in 2013. Canadian counterparty-specific and individually insignificant provisions were concentrated in Ontario, which represented 50% of total counterparty-specific and individually insignificant provisions, up from 39% in 2012. U.S. counterparty-specific and individually insignificant provisions were concentrated in New England and New Jersey, representing 8% and 5% of total counterparty-specific and individually insignificant provisions, down from 13% and 6% respectively in 2012.

Table 36 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 36 **PROVISION FOR CREDIT LOSSES**

(millions of Canadian dollars)	**2013**	2012	2011
Provision for credit losses – counterparty-specific and individually insignificant			
Provision for credit losses – counterparty-specific	**$ 231**	$ 447	$ 421
Provision for credit losses – individually insignificant	**1,644**	1,415	1,298
Recoveries	**(394)**	(287)	(264)
Total provision for credit losses for counterparty-specific and individually insignificant	**1,481**	1,575	1,455
Provision for credit losses – incurred but not identified			
Canadian Personal and Commercial Banking and Wholesale Banking	**(53)**	183	–
U.S. Personal and Commercial Banking	**203**	37	32
Other	**–**	–	3
Total provision for credit losses – incurred but not identified	**150**	220	35
Provision for credit losses	**$ 1,631**	$ 1,795	$ 1,490

TABLE 37 PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1,2]

(millions of Canadian dollars, except as noted)				Percentage of total		
	October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
Provision for credit losses – counterparty-specific and individually insignificant						
Canada						
Residential mortgages[3]	**$ 16**	$ 10	$ 11	**1.1%**	0.6%	0.8%
Consumer instalment and other personal						
HELOC	**15**	21	13	**1.0**	1.3	0.9
Indirect Auto	**128**	131	136	**8.6**	8.3	9.3
Other	**221**	261	283	**14.9**	16.6	19.5
Credit card	**485**	308	322	**32.8**	19.6	22.1
Total personal	**865**	731	765	**58.4**	46.4	52.6
Real estate						
Residential	**(4)**	12	(6)	**(0.3)**	0.8	(0.4)
Non-residential	**1**	2	2	**0.1**	0.1	0.1
Total real estate	**(3)**	14	(4)	**(0.2)**	0.9	(0.3)
Agriculture	**3**	2	–	**0.2**	0.1	–
Automotive	**2**	4	2	**0.1**	0.2	0.1
Financial	**–**	6	1	**–**	0.4	0.1
Food, beverage, and tobacco	**4**	1	5	**0.3**	0.1	0.4
Forestry	**–**	1	–	**–**	0.1	–
Government, public sector entities, and education	**1**	–	2	**0.1**	–	0.1
Health and social services	**(1)**	1	–	**(0.1)**	0.1	–
Industrial construction and trade contractors	**14**	13	13	**1.0**	0.8	0.9
Metals and mining	**–**	6	(1)	**–**	0.4	(0.1)
Pipelines, oil, and gas	**10**	–	(3)	**0.7**	–	(0.2)
Professional and other services	**3**	9	12	**0.2**	0.6	0.9
Retail sector	**33**	16	24	**2.2**	1.0	1.6
Sundry manufacturing and wholesale	**5**	8	–	**0.3**	0.5	–
Telecommunications, cable, and media	**(4)**	19	(2)	**(0.3)**	1.2	(0.1)
Transportation	**4**	3	7	**0.3**	0.2	0.5
Other	**3**	2	2	**0.2**	0.1	0.1
Total business and government	**74**	105	58	**5.0**	6.7	4.0
Total Canada	**939**	836	823	**63.4**	53.1	56.6
United States						
Residential mortgages	**11**	22	17	**0.7**	1.4	1.2
Consumer instalment and other personal						
HELOC	**54**	93	59	**3.7**	5.9	4.0
Indirect Auto	**166**	111	41	**11.2**	7.1	2.8
Other	**54**	48	49	**3.7**	3.0	3.4
Credit card	**51**	45	48	**3.4**	2.9	3.3
Total personal	**336**	319	214	**22.7**	20.3	14.7
Real estate						
Residential	**–**	72	70	**–**	4.6	4.8
Non-residential	**35**	66	60	**2.4**	4.2	4.1
Total real estate	**35**	138	130	**2.4**	8.8	8.9
Agriculture	**(1)**	1	–	**(0.1)**	0.1	–
Automotive	**2**	3	1	**0.1**	0.2	0.1
Financial	**1**	22	8	**0.1**	1.4	0.5
Food, beverage, and tobacco	**1**	5	1	**0.1**	0.3	0.1
Forestry	**1**	–	–	**0.1**	–	–
Government, public sector entities, and education	**12**	7	1	**0.7**	0.4	0.1
Health and social services	**10**	7	4	**0.7**	0.4	0.3
Industrial construction and trade contractors	**6**	19	22	**0.4**	1.2	1.5
Metals and mining	**6**	3	9	**0.4**	0.2	0.6
Pipelines, oil, and gas	**(2)**	1	(18)	**(0.1)**	0.1	(1.3)
Power and utilities	**(1)**	2	3	**(0.1)**	0.1	0.2
Professional and other services	**24**	7	25	**1.6**	0.4	1.7
Retail sector	**24**	26	20	**1.6**	1.7	1.4
Sundry manufacturing and wholesale	**13**	21	7	**0.9**	1.3	0.5
Telecommunications, cable, and media	**3**	8	4	**0.2**	0.5	0.3
Transportation	**(5)**	18	9	**(0.3)**	1.1	0.6
Other	**15**	12	26	**1.0**	0.8	1.8
Total business and government[3]	**144**	300	252	**9.7**	19.0	17.3
Total United States	**480**	619	466	**32.4**	39.3	32.0
Total excluding other loans	**1,419**	1,455	1,289	**95.8**	92.4	88.6
Other loans						
Debt securities classified as loans	**13**	6	85	**0.9**	0.4	5.8
Acquired credit-impaired loans[4]	**49**	114	81	**3.3**	7.2	5.6
Total other loans	**62**	120	166	**4.2**	7.6	11.4
Total provision for credit losses – counterparty-specific and individually insignificant	**$ 1,481**	$ 1,575	$ 1,455	**100.0%**	100.0%	100.0%
Provision for credit losses – incurred but not identified						
Personal, business and government	**195**	214	45			
Debt securities classified as loans	**(45)**	6	(10)			
Total provision for credit losses – incurred but not identified	**150**	220	35			
Total provision for credit losses	**$ 1,631**	$ 1,795	$ 1,490			

[1] Primarily based on the geographic location of the customer's address.

[2] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

[3] Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

[4] Includes all FDIC covered loans and other ACI loans.

TABLE 38	PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]					
(millions of Canadian dollars, except as noted)				Percentage of total		
	October 31 2013	October 31 2012	October 31 2011	**October 31 2013**	October 31 2012	October 31 2011
Canada						
Atlantic provinces	**$ 24**	$ 23	$ 23	**1.5%**	1.3%	1.5%
British Columbia[2]	**56**	55	53	**3.4**	3.0	3.6
Ontario[2]	**739**	616	631	**45.3**	34.3	42.3
Prairies[2]	**72**	72	66	**4.4**	4.0	4.4
Québec	**48**	70	50	**3.0**	3.9	3.4
Total Canada[3]	**939**	836	823	**57.6**	46.5	55.2
United States						
Carolinas (North and South)	**17**	12	11	**1.0**	0.7	0.7
Florida	**28**	17	31	**1.7**	0.9	2.1
New England[4]	**120**	208	147	**7.4**	11.6	9.9
New Jersey	**74**	92	111	**4.5**	5.1	7.4
New York	**61**	75	65	**3.7**	4.2	4.4
Pennsylvania	**22**	73	52	**1.4**	4.1	3.5
Other	**158**	142	49	**9.7**	7.9	3.3
Total United States[3]	**480**	619	466	**29.4**	34.5	31.3
International						
Other	**–**	–	–	**–**	–	–
Total international	**–**	–	–	**–**	–	–
Total excluding other loans	**1,419**	1,455	1,289	**87.0**	81.0	86.5
Other loans	**62**	120	166	**3.8**	6.7	11.2
Total counterparty-specific and individually insignificant provision	**1,481**	1,575	1,455	**90.8**	87.7	97.7
Incurred but not identified provision	**150**	220	35	**9.2**	12.3	2.3
Total provision for credit losses	**$ 1,631**	$ 1,795	$ 1,490	**100.0%**	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances[5]	**October 31 2013**	October 31 2012	October 31 2011
Canada			
Residential mortgages	**0.01%**	0.01%	0.01%
Credit card, consumer instalment and other personal	**0.80**	0.67	0.74
Business and government	**0.12**	0.21	0.13
Total Canada	**0.29**	0.27	0.30
United States			
Residential mortgages	**0.06**	0.15	0.16
Credit card, consumer instalment and other personal	**1.07**	1.30	1.16
Business and government	**0.28**	0.67	0.66
Total United States	**0.48**	0.75	0.71
International	**–**	–	–
Total excluding other loans	**0.33**	0.37	0.37
Other loans	**0.85**	1.18	1.34
Total counterparty-specific and individually insignificant provision	**0.34**	0.39	0.41
Incurred but not identified provision	**0.03**	0.06	0.01
Total provision for credit losses as a % of average net loans and acceptances	**0.38%**	0.45%	0.42%

[1] Primarily based on the geographic location of the customer's address.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3] Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
[4] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[5] Includes customers' liability under acceptances.

NON-PRIME LOANS

As at October 31, 2013 the Bank had approximately $2.4 billion (October 31, 2012 – $2.3 billion), gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the annual PCL divided by the average month-end loan balance, was approximately 3.38% on an annual basis (October 31, 2012 – 3.57%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

SOVEREIGN RISK

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 39 EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty

(millions of Canadian dollars) *As at*

	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3,4]				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
													October 31, 2013
GIIPS													
Greece	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Italy	–	121	2	123	–	–	3	3	11	1	12	24	150
Ireland	–	–	–	–	–	–	12	12	–	–	1	1	13
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	116	–	47	163	5	–	13	18	8	–	213	221	402
Total GIIPS	**$ 116**	**$ 121**	**$ 49**	**$ 286**	**$ 5**	**$ –**	**$ 31**	**$ 36**	**$ 19**	**$ 1**	**$ 226**	**$ 246**	**$ 568**
Rest of Europe													
France	435	–	49	484	60	137	1,141	1,338	82	1,878	152	2,112	3,934
Germany	923	327	50	1,300	250	1,931	722	2,903	188	4,895	65	5,148	9,351
Netherlands	417	158	404	979	291	148	257	696	56	5,041	846	5,943	7,618
Sweden	–	44	80	124	–	23	22	45	3	707	474	1,184	1,353
Switzerland	787	–	86	873	–	–	707	707	27	–	237	264	1,844
United Kingdom	1,240	7,590	238	9,068	453	107	2,784	3,344	144	490	4,748	5,382	17,794
Other[6]	110	155	40	305	94	150	322	566	79	1,579	151	1,809	2,680
Rest of Europe	**$ 3,912**	**$ 8,274**	**$ 947**	**$ 13,133**	**$ 1,148**	**$ 2,496**	**$ 5,955**	**$ 9,599**	**$ 579**	**$ 14,590**	**$ 6,673**	**$ 21,842**	**$ 44,574**
Total Europe	**$ 4,028**	**$ 8,395**	**$ 996**	**$ 13,419**	**$ 1,153**	**$ 2,496**	**$ 5,986**	**$ 9,635**	**$ 598**	**$ 14,591**	**$ 6,899**	**$ 22,088**	**$ 45,142**
													October 31, 2012
GIIPS													
Greece	$ –	$ –	$ –	$ –	$ –	$ –	$ 4	$ 4	$ –	$ –	$ –	$ –	$ 4
Italy	–	97	–	97	–	–	3	3	17	2	19	38	138
Ireland	–	–	–	–	–	–	66	66	–	–	1	1	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	70	–	48	118	14	–	19	33	11	1	203	215	366
Total GIIPS	$ 70	$ 97	$ 48	$ 215	$ 14	$ –	$ 95	$ 109	$ 28	$ 3	$ 223	$ 254	$ 578
Rest of Europe													
France	393	–	24	417	115	366	779	1,260	54	1,690	163	1,907	3,584
Germany	659	185	80	924	262	1,167	816	2,245	124	3,929	50	4,103	7,272
Netherlands	369	–	260	629	283	25	460	768	53	4,721	1,294	6,068	7,465
Sweden	–	–	4	4	–	–	80	80	1	380	401	782	866
Switzerland	529	–	76	605	–	–	969	969	31	–	297	328	1,902
United Kingdom	1,439	483	216	2,138	476	73	2,466	3,015	101	64	4,726	4,891	10,044
Other[6]	15	59	25	99	32	189	323	544	13	2,002	165	2,180	2,823
Rest of Europe	$ 3,404	$ 727	$ 685	$ 4,816	$ 1,168	$ 1,820	$ 5,893	$ 8,881	$ 377	$ 12,786	$ 7,096	$ 20,259	$ 33,956
Total Europe	$ 3,474	$ 824	$ 733	$ 5,031	$ 1,182	$ 1,820	$ 5,988	$ 8,990	$ 405	$ 12,789	$ 7,319	$ 20,513	$ 34,534

[1] Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2013 or October 31, 2012.

[2] Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.4 billion for GIIPS (October 31, 2012 – $0.9 billion) and $28.2 billion for the rest of Europe (October 31, 2012 – $31.6 billion). Derivatives are presented as net exposures where there is an ISDA master netting agreement.

[3] Trading Portfolio exposures are net of eligible short positions. Deposits of $2.3 billion (October 31, 2012 – $2.6 billion) are included in the Trading and Investment Portfolio.

[4] The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at October 31, 2013 and October 31, 2012.

[5] The reported exposures do not include $0.3 billion of protection the Bank purchased through credit default swaps (October 31, 2012 – $0.3 billion).

[6] Other European exposure is distributed across 13 countries (October 31, 2012 – 11 countries), each of which has a net exposure below $1.0 billion as at October 31, 2013 and October 31, 2012.

TABLE 40	EXPOSURE TO EUROPE – Gross European Lending Exposure by Country		
(millions of Canadian dollars)			*As at*
	Loans and Commitments		
	Direct[1]	**Indirect[2]**	**Total**
Country			**October 31, 2013**
GIIPS			
Greece	**$ –**	**$ –**	**$ –**
Italy	**122**	**1**	**123**
Ireland	**–**	**–**	**–**
Portugal	**–**	**–**	**–**
Spain	**63**	**100**	**163**
Total GIIPS	**$ 185**	**$ 101**	**$ 286**
Rest of Europe			
France	**23**	**461**	**484**
Germany	**405**	**895**	**1,300**
Netherlands	**395**	**584**	**979**
Sweden	**120**	**4**	**124**
Switzerland	**270**	**603**	**873**
United Kingdom	**7,703**	**1,365**	**9,068**
Other	**189**	**116**	**305**
Rest of Europe	**$ 9,105**	**$ 4,028**	**$ 13,133**
Total Europe	**$ 9,290**	**$ 4,129**	**$ 13,419**
			October 31, 2012
GIIPS			
Greece	$ –	$ –	$ –
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	$ 123	$ 92	$ 215
Rest of Europe			
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	$ 1,252	$ 3,564	$ 4,816
Total Europe	$ 1,375	$ 3,656	$ 5,031

[1] Includes interest-bearing deposits with banks, funded loans and banker's acceptances.
[2] Includes undrawn commitments and letters of credit.

Of the Bank's European exposure, approximately 98% (October 31, 2012 – 97%) is to counterparties in countries rated AAA/AA+ by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody's or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $4.9 billion (October 31, 2012 – $3.6 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposure including $791 million (October 31, 2012 – $493 million) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $7 million (October 31, 2012 – $20 million) invested in European diversified investment funds.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS

Acquired credit-impaired (ACI) loans are generally loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada and Target. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2013 and October 31, 2012.

TABLE 41 ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO

(millions of Canadian dollars, except as noted) *As at*

	Unpaid principal balance[1]	Carrying value	Counterparty-specific allowance	Allowance for individually insignificant impaired loans	Carrying value net of allowances	Percentage of unpaid principal balance
						October 31, 2013
FDIC-assisted acquisitions	**$ 836**	**$ 787**	**$ 5**	**$ 55**	**$ 727**	**87.0%**
South Financial	**1,700**	**1,619**	**19**	**38**	**1,562**	**91.9**
Other[2]	**105**	**79**	**–**	**–**	**79**	**75.2**
Total ACI loan portfolio	**$ 2,641**	**$ 2,485**	**$ 24**	**$ 93**	**$ 2,368**	**89.7%**
						October 31, 2012
FDIC-assisted acquisitions	$ 1,070	$ 1,002	$ 5	$ 54	$ 943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other[2]	283	246	–	1	245	86.6
Total ACI loan portfolio	$ 4,072	$ 3,767	$ 31	$ 67	$ 3,669	90.1%

[1] Represents contractual amount owed net of charge-offs since acquisition of the loan.
[2] Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada and Target.

During the year ended October 31, 2013, the Bank recorded $49 million of provision for credit losses on ACI loans (2012 – $114 million, 2011 – $81 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 42 ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics

(millions of Canadian dollars, except as noted) *As at*

	October 31, 2013		October 31, 2012	
	Unpaid principal balance[1]		Unpaid principal balance[1]	
Past due contractual status				
Current and less than 30 days past due	**$ 2,239**	**84.8%**	$ 3,346	82.2%
30-89 days past due	**78**	**2.9**	182	4.5
90 or more days past due	**324**	**12.3**	544	13.3
Total ACI loans	**$ 2,641**	**100.0%**	$ 4,072	100.0%
Geographic region				
Florida	**$ 1,505**	**57.0%**	$ 2,079	51.0%
South Carolina	**772**	**29.2**	1,278	31.4
North Carolina	**241**	**9.1**	427	10.5
Other U.S./Canada	**123**	**4.7**	288	7.1
Total ACI loans	**$ 2,641**	**100.0%**	$ 4,072	100.0%

[1] Represents contractual amount owed net of charge-offs since acquisition of the loan.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank's business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at October 31, 2013 was US$94 million (October 31, 2012 – US$156 million). The total provision for credit losses recognized in 2013 was a decrease of US$30 million (2012 – US$12 million, 2011 – US$51 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at October 31, 2013 and October 31, 2012. As at October 31, 2013 the balance of the remaining acquisition-related incurred loss was US$226 million (October 31, 2012 – US$315 million); this amount is reflected below as a component of the discount from par to carrying value.

TABLE 43 | NON-AGENCY CMO LOANS PORTFOLIO

(millions of U.S. dollars, except as noted)					As at
	Par value	**Carrying value**	**Allowance for loan losses**	**Carrying value net of allowance**	**Percentage of par value**
					October 31, 2013
Non-Agency CMOs	**$ 2,075**	**$ 1,770**	**$ 260**	**$ 1,510**	**72.8%**
					October 31, 2012
Non-Agency CMOs	$ 3,357	$ 2,830	$ 340	$ 2,490	74.2%

During the year ended October 31, 2013, the Bank sold US$520 million of non-agency CMOs, which resulted in a net gain on sale of US$106 million reported in Other income on the Bank's Consolidated Statement of Income.

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 13% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting (October 31, 2012 – 14%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 44 | NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR

(millions of U.S. dollars)						As at
	Alt-A		**Prime Jumbo**		**Total**	
	Amortized cost	**Fair value**	**Amortized cost**	**Fair value**	**Amortized cost**	**Fair value**
						October 31, 2013
2003	**$ 81**	**$ 90**	**$ 85**	**$ 93**	**$ 166**	**$ 183**
2004	**96**	**107**	**30**	**33**	**126**	**140**
2005	**358**	**415**	**30**	**33**	**388**	**448**
2006	**255**	**285**	**134**	**150**	**389**	**435**
2007	**364**	**416**	**171**	**184**	**535**	**600**
Total portfolio net of counterparty-specific and individually insignificant credit losses	**$ 1,154**	**$ 1,313**	**$ 450**	**$ 493**	**$ 1,604**	**$ 1,806**
Less: allowance for incurred but not identified credit losses					**94**	
Total					**$ 1,510**	
						October 31, 2012
2003	$ 142	$ 160	$ 148	$ 152	$ 290	$ 312
2004	295	324	99	111	394	435
2005	538	582	170	178	708	760
2006	313	321	233	232	546	553
2007	478	515	230	242	708	757
Total portfolio net of counterparty-specific and individually insignificant credit losses	$ 1,766	$ 1,902	$ 880	$ 915	$ 2,646	$ 2,817
Less: allowance for incurred but not identified credit losses					156	
Total					$ 2,490	

GROUP FINANCIAL CONDITION

Capital Position

TABLE 45	CAPITAL STRUCTURE AND RATIOS – Basel III[1]
(millions of Canadian dollars, except as noted)	**2013 Basel III**
Common Equity Tier 1 Capital (CET1)	
Common shares plus related contributed surplus	**$ 19,341**
Retained earnings	**24,565**
Accumulated other comprehensive income	**3,166**
Common Equity Tier 1 Capital before regulatory adjustments	**47,072**
Common Equity Tier 1 capital regulatory adjustments	
Goodwill (net of related tax liability)	**(13,280)**
Intangibles (net of related tax liability)	**(2,097)**
Deferred tax assets excluding those arising from temporary differences	**(519)**
Cash flow hedge reserve	**(1,005)**
Shortfall of provisions to expected losses	**(116)**
Gains and losses due to changes in own credit risk on fair valued liabilities	**(89)**
Defined benefit pension fund net assets (net of related tax liability)	**(389)**
Investment in own shares	**(183)**
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	**(3,572)**
Total regulatory adjustments to Common Equity Tier 1	**(21,250)**
Common Equity Tier 1 Capital	**25,822**
Additional Tier 1 capital instruments	
Directly issued capital instruments subject to phase out from Additional Tier 1	**5,524**
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	**552**
Additional Tier 1 capital instruments before regulatory adjustments	**6,076**
Additional Tier 1 capital instruments regulatory adjustments	
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	**(352)**
Total regulatory adjustments to Additional Tier 1 Capital	**(352)**
Additional Tier 1 capital	**5,724**
Tier 1 capital	**31,546**
Tier 2 capital instruments and provisions	
Directly issued capital instruments subject to phase out from Tier 2	**7,564**
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out	**297**
Collective allowances	**1,472**
Tier 2 capital before regulatory adjustments	**9,333**
Tier 2 regulatory adjustments	
Investment in own Tier 2 instruments	**(19)**
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	**(170)**
Total regulatory adjustments to Tier 2 capital	**(189)**
Tier 2 capital	**9,144**
Total capital	**40,690**
Total risk-weighted assets	**$ 286,355**
Capital Ratios[2]	
Common Equity Tier 1 capital (as percentage of risk-weighted assets)	**9.0%**
Tier 1 (as percentage of risk-weighted assets)	**11.0**
Total capital (as percentage of risk-weighted assets)	**14.2**

[1] Capital position calculated using the 'All-in' methodology.

[2] The "all-in" basis of regulatory reporting includes all of the regulatory adjustments that will be required by 2019.

TABLE 45	CAPITAL STRUCTURE AND RATIOS – Basel II[1] (cont'd)	
(millions of Canadian dollars, except as noted)	2012 Basel II	2011 Basel II
Tier 1 Capital		
Common shares	$ 18,525	$ 18,301
Contributed surplus	196	281
Retained earnings	21,763	24,339
Fair value (gain) loss arising from changes in the institution's own credit risk	(2)	–
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	(426)	(3,199)
Preferred shares[2]	3,394	3,395
Innovative instruments[2]	3,700	3,705
Adjustments for transition to measurement under IFRS	387	–
Net impact of eliminating one month reporting lag of U.S. entities[3]	–	(266)
Gross Tier 1 Capital	47,537	46,556
Goodwill and intangibles in excess of 5% limit	(12,311)	(14,376)
Net Tier 1 Capital	35,226	32,180
Securitization – gain on sales of mortgages	–	(86)
– other	(650)	(735)
50% shortfall in allowance[4]	(103)	(180)
50% substantial investments	(2,731)	(2,805)
Investment in insurance subsidiaries[5]	(753)	(4)
Net impact of eliminating one month reporting lag of U.S. entities[3]	–	133
Adjusted Net Tier 1 Capital	30,989	28,503
Tier 2 Capital		
Innovative instruments	26	26
Subordinated notes and debentures (net of amortization and ineligible)	11,198	11,253
Eligible collective allowance (re-standardized approach)	1,142	940
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	99	35
Securitization – other	(1,272)	(1,484)
50% shortfall in allowance[4]	(103)	(180)
50% substantial investments	(2,731)	(2,805)
Investment in insurance subsidiaries[5]	(753)	(1,443)
Net impact of eliminating one month reporting lag of U.S. entities[3]	–	133
Total Tier 2 Capital	7,606	6,475
Total Regulatory Capital	$ 38,595	$ 34,978
Regulatory Capital Ratios[3]		
Tier 1 capital ratio[6]	12.6%	13.0%
Total capital ratio[6]	15.7%	16.0%
Assets-to-capital multiple	18.0	17.2

[1] Prior to 2012, the amounts are calculated based on Canadian GAAP.

[2] Effective 2012, in accordance with IAS 32, *Financial Instruments: Presentation*, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. Prior to 2012, in accordance with the CICA Handbook Section 3860, the Bank was required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 capital.

[3] As at November 2011, the one month lag for financial reporting has been eliminated. In previous months, for accounting purposes, the Bank's investment in TD Ameritrade was translated using the month-end rate of TD Ameritrade's reporting period, which was on a one month lag. For regulatory purposes only, the Bank's investment in TD Ameritrade was translated using the period-end foreign exchange rate of the Bank.

[4] When expected loss as calculated within the Internal Risk Based (IRB) approach exceeds total allowance for credit losses, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total allowance for credit losses, the difference is added to Tier 2 capital.

[5] Based on OSFI advisory letter dated February 20, 2007, 100% of investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. The 50% from Tier 1 capital and 50% from Tier 2 capital deduction was deferred until 2012.

[6] OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

THE BANK'S CAPITAL MANAGEMENT OBJECTIVES:

The Bank's capital management objectives are:

- To be an appropriately capitalized financial institution as determined by:
  - The Bank's Risk Appetite Statement;
  - Capital requirements defined by relevant regulatory authorities; and,
  - The Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
- To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
- To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
  - Insulate the Bank from unexpected events; and
  - Support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
- To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of innovative capital instruments, and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Enterprise Capital Management department manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital adequacy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise's risk and business exposures. Characteristics of these models are described in the 'Managing Risk' section. Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank's chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk and operational risk, the Bank's economic capital framework captures other material Pillar II risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios), and risks classified as "Other", namely business risk, insurance risk, and the Bank's investment in TD Ameritrade.

Please refer to the Risk-Weighted Assets section below for a breakdown of the Bank's economic capital by business segment, and Pillar I and Pillar II risks.

REGULATORY CAPITAL

Basel III Capital Framework

Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.

Under Basel III, total capital consists of three components, namely CET1, Additional Tier 1 and Tier 2 capital. The sum of the first two components is defined as Tier 1 capital. CET1 capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, and is the highest quality capital and the predominant form of Tier 1 capital. CET1 capital includes regulatory adjustments and deductions for items such as goodwill, other intangibles, amounts by which capital items (that is, significant investments in CET1 capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries' Tier 2 instruments.

Under Basel III, risk-weighted assets are higher, primarily as a result of the 250% risk-weighted threshold items not deducted from CET1 capital, securitization exposures being risk weighted (previously deducted from capital) and a new capital charge for credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA.

OSFI's Capital Requirements under Basel III

In December 2012, OSFI released the final version of its Capital Adequacy Requirements (CAR) Guideline. The guideline details how the Basel III rules should apply to Canadian banks.

The final CAR Guideline postponed the CVA capital add-on charge until January 1, 2014. OSFI has indicated there will be delays in the implementation of Basel III standards in the U.S. and European Union countries. The bilateral over-the-counter (OTC) derivative market is a global market and given the significant impact of the CVA capital add-on charge, OSFI believes a coordinated start with the two most significant jurisdictions in the global derivatives market is warranted. As a result, OSFI issued a letter on August 21, 2013 advising the CVA capital charge will be phased in over a five year period beginning 2014 and will be based on two available options. Option 1 allows for a scalar phase-in for the CVA capital add-on charge of 57% in 2014 for the CET1 capital ratio calculation. This percentage would increase to 64% for 2015 and 2016, 72% in 2017, 80% in 2018 and 100% in 2019. A different set of scalar phase-in percentages would also apply for the Tier 1 and Total capital ratios calculations. Option 2 allows for a scalar phase-in for all the capital ratios based on the Total Capital ratio phase-in percentages. OSFI also clarified that, although market risk hedges of CVA are not recognized in the CVA capital charge, market risk hedges of CVA used for the purposes of mitigating CVA risk, and managed as such, are exempt from market risk capital requirements.

The CAR Guideline contains two methodologies for capital ratio calculation: (i) the "transitional" method; and (ii) the "all-in" method. Under the "transitional" method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. Under the "all-in" method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1 and Total capital ratios based on the "all-in" method are 4.5%, 6.0% and 8.0%, respectively. OSFI expected Canadian banks to include an additional capital conservation buffer of 2.5% in the first quarter of 2013, effectively raising the CET1 minimum requirement to 7.0%. With the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 capital ratio of 8.5% and a Total capital ratio of 10.5%, starting in the first quarter of 2014.

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0-2.5% could be imposed. No CCB is currently in effect.

In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated six of the major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an "all-in" Pillar 1 target CET1 ratio of 8% commencing January 1, 2016.

OSFI's Regulatory Target Ratios under Basel III on an "All-In" Basis

Basel III Capital Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective Date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge	Effective Date
Common Equity Tier 1 ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%	January 1, 2016
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%	January 1, 2016
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%	January 1, 2016

With BCBS's leverage ratio requirement pending Pillar 1 treatment on January 1, 2018, OSFI continues to require Canadian banks to meet its asset-to-capital (ACM) multiple test on a continuous basis. The multiple is calculated on a Basel III "transitional basis", by dividing total assets, including specified off-balance sheet items, by total capital.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank, N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

Common Equity Tier 1 Capital

CET1 capital was $25,822 million as at October 31, 2013. Strong earnings contributed to the majority of CET1 capital growth in the year. Capital management funding activities during the year included the common share issuance of $0.8 billion under the dividend reinvestment plan and stock option exercises. The growth in CET1 capital is partially offset by the share buybacks in the year.

Tier 1 and Tier 2 Capital

Under Basel III, all of TD's outstanding non-common Tier 1 and Tier 2 capital instruments are considered non-qualifying as regulatory capital, subject to a 10 year phase-out period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI's February 4, 2011 advisory which outlined OSFI's expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of October 31, 2013, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding.

In November 2012 and in June 2013, the Bank redeemed $2.5 billion and $900 million, respectively, of subordinated debentures which qualified as Tier 2 regulatory capital. See Note 34 to the Bank's Consolidated Financial Statements for more details.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices which help inform the Bank's overall capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas who together help determine the Bank's internal capital adequacy assessment. This assessment ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank's internal view of required capital is appropriate for the Bank's risks. Enterprise Capital Management monitors the overall adequacy of the Bank's available capital in relation to both internal and regulatory capital requirements.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. At October 31, 2013, the quarterly dividend was $0.85 per share, consistent with the Bank's current target payout range of 40-50% of adjusted earnings. Cash dividends declared and paid during 2013 totalled $3.24 per share (2012 – $2.89). For cash dividends payable on the Bank's preferred shares, see Notes 19, 21 and 37 to the Consolidated Financial Statements. As at October 31, 2013, 917.5 million common shares were outstanding (2012 – 916.1 million). The Bank's ability to pay dividends is subject to the Bank Act (Canada) and the requirements of OSFI. See Note 21 to the Consolidated Financial Statements for further details on dividend restrictions.

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank's capital ratios are calculated using OSFI's guidelines which are based on the capital adequacy rules included in Basel III. At the consolidated level, the top corporate entity to which Basel III applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures.

OSFI defines three primary ratios to measure capital adequacy, the CET1 capital ratio, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The CET1 capital ratio is defined as CET1 regulatory capital divided by RWA. OSFI has established a target CET1 capital ratio of 7%.
- The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 8.5%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10.5%.

As at October 31, 2013, the Bank's CET1, Tier 1 and Total capital ratios were 9.0%, 11.0% and 14.2%, respectively. Compared with the Bank's pro forma CET1 ratio of 8.2% as at October 31, 2012, the October 31, 2013 CET1 ratio increased primarily as a result of strong retained earnings growth, common share issuance through participation in the Bank's dividend reinvestment plan and exercise of stock options, and reduction of RWA due to the exclusion of the CVA capital add-on charge (refer to the *"OSFI's Capital Requirements under Basel III"* discussion). The CVA capital add-on charge represents approximately 31 bps, of which 57% (or 18bps) would be included in the 2014 CET1 ratio, per OSFI's determined scalar phase-in. During the year, the Bank generated approximately $4.2 billion of excess CET1 capital through organic growth and balance sheet optimization activities. In 2013, the Bank was able to fund acquisitions, support business growth, and improve the Bank's capital position largely without raising additional capital. As at October 31, 2013, the Bank had an excess over OSFI's all-in regulatory minimum CET1 capital ratio of approximately $5.0 billion.

NORMAL COURSE ISSUER BID

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid to repurchase for cancellation up to 12 million of our common shares. Purchases under the bid commenced on June 21, 2013 and will end on June 20, 2014, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. As of October 31, 2013, the Bank repurchased 9.0 million common shares under this bid at an average price of $86.50 for a total amount of $780.2 million. The Bank did not have a normal course issuer bid outstanding during fiscal 2012.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's RWA were as follows:

TABLE 46 RISK-WEIGHTED ASSETS[1]

(millions of Canadian dollars)	Basel III 2013	Basel II 2012
Credit risk		
Retail		
Residential secured	**$ 23,895**	$ 22,220
Qualifying revolving retail	**12,588**	12,816
Other retail	**47,504**	38,175
Non-retail		
Corporate	**99,608**	89,222
Sovereign	**3,340**	2,827
Bank	**12,198**	9,969
Securitization exposures	**10,894**	7,302
Equity exposures	**885**	1,148
Exposures subject to standardized or IRB approaches	**210,912**	183,679
Adjustment to IRB RWA for scaling factor	**5,463**	5,012
Other assets not included in standardized or IRB approaches	**23,177**	12,589
Total credit risk	**239,552**	201,280
Market risk		
Trading book	**11,734**	12,033
Operational risk		
Standardized approach	**35,069**	32,562
Total	**$ 286,355**	$ 245,875

[1] Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the "all-in" methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.

During the year, RWA increased $40.5 billion, primarily due to higher RWA requirements with transition to Basel III and organic growth in the retail and commercial businesses in both Canada and the U.S. The new rules require securitization exposures to be risk weighted as opposed to being deducted from capital, portion of threshold items (for example, insurance investments, investment in TD Ameritrade and deferred tax assets related to temporary difference) not deducted from capital to be risk weighted at 250%, and a new capital charge for credit risk related to asset value correlation for financial institutions to be added, all of which increased RWA from Basel II.

TABLE 47 FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for non-counterparty credit risk and counterparty credit risk – Risk-weighted assets movement by key driver

(billions of Canadian dollars)	Non-counterparty credit risk	Counterparty credit risk
RWA, balance as at July 31, 2013	**$ 229.7**	**$ 8.2**
Book size	**1.4**	**0.7**
Book quality	**(2.1)**	**(0.4)**
Model updates	**(0.1)**	**–**
Methodology and policy	**–**	**–**
Acquisitions and disposals	**–**	**–**
Foreign exchange movements	**1.9**	**0.1**
Other	**0.2**	**–**
Total RWA movement	**1.3**	**0.4**
RWA, balance as at October 31, 2013	**$ 231.0**	**$ 8.6**

Counterparty credit risk comprises exposures arising from OTC derivatives. Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities and other assets (including prepaid expenses, deferred and current income taxes, land, building, equipment and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the fourth quarter of 2013, is mainly due to growth in derivatives and corporate and commercial loans in our Wholesale and Business Banking segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments and, for the fourth quarter of 2013, is mainly due to the update of non-retail risk parameters and improvements in retail book quality.

The Model updates category relates to model implementation, changes in model scope or any change to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in our U.S. Personal and Commercial segment.

The Other category includes items not described in the above categories including changes in exposures not included under advance or standardized methodologies (including prepaid expenses, current and deferred income taxes, land, building, equipment and other depreciable property and other assets).

TABLE 48 FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for market risk – Risk-weighted assets movement by key driver

(billions of Canadian dollars)	
RWA, balance as at July 31, 2013	**$ 11.1**
Movement in risk levels	**0.6**
Model updates	**–**
Methodology and policy	**–**
Acquisitions and disposals	**–**
Foreign exchange movements and other	**n/m[1]**
Total RWA movement	**0.6**
RWA, balance as at October 31, 2013	**$ 11.7**

[1] Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. An increasing contribution to RWA was observed over the period which was primarily driven by increases in treasury and agency bond positions in our U.S. portfolio, and increases in energy and industrial bonds in our Canadian books.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

The following chart provides a breakdown of the Bank's regulatory capital and economic capital. Regulatory Capital reflects the RWA required for Pillar I risks only, namely credit, trading market risk and operational risk. Economic capital reflects the Bank's internal view of capital required for risks captured under the regulatory framework and includes those risks identified as Basel II Pillar II risks which are not captured within the assessment of RWA. The Basel II Pillar II risks include non-trading market risk for the retail portfolio (Interest Rate Risk in the Banking Book), additional credit risk due to concentration (commercial and wholesale portfolios), and risks classified as "Other," namely business risk, insurance risk, and the Bank's investment in TD Ameritrade. Economic capital is also assessed at a higher confidence level which is consistent with the Bank's overall target debt rating. The differences between economic capital and regulatory capital in the figure below are predominately due to the additional Pillar II risks captured under economic capital and the variance in confidence level. For additional information on the risks highlighted below, refer to the "Managing Risk" section of this document.



TD Bank Group
Credit Risk 65%
Market Risk 5%
Operational Risk 12%
Other Risks 18%
Credit Risk $ 239,552
Market Risk $ 11,734
Operational Risk $ 35,069
Corporate
Credit Risk 64%
Market Risk 10%
Operational Risk 4%
Other Risks 22%
Credit Risk $ 7,977
Market Risk $ –
Operational Risk $ 392
Canadian Personal and Commercial Banking
Credit Risk 79%
Market Risk 3%
Operational Risk 16%
Other Risks 2%
Credit Risk $ 66,263
Market Risk $ –
Operational Risk $ 16,071
Wealth and Insurance
Credit Risk 5%
Market Risk 1%
Operational Risk 12%
Other Risks 82%
Credit Risk $ 12,466
Market Risk $ –
Operational Risk $ 4,326
U.S. Personal and Commercial Banking
Credit Risk 81%
Market Risk 6%
Operational Risk 9%
Other Risks 4%
Credit Risk $ 121,650
Market Risk $ –
Operational Risk $ 10,052
Wholesale Banking
Credit Risk 71%
Market Risk 13%
Operational Risk 9%
Other Risks 7%
Credit Risk $ 31,196
Market Risk $ 11,734
Operational Risk $ 4,228
Economic Capital (%)
RWA (CDN$MM)

Notes:
1) Wealth includes TD Ameritrade in Other Risks
2) RWA figures are in CDN $ millions

TABLE 49	OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]	
(millions of shares/units, except as noted)		*As at*
	October 31 2013	October 31 2012
	Number of shares/units	Number of shares/units
Common shares outstanding	**919.4**	918.2
Treasury shares – common	**(1.9)**	(2.1)
Total common shares	**917.5**	916.1
Stock options		
Vested	**4.4**	7.9
Non-vested	**6.6**	5.8
Series O	**17.0**	17.0
Series P	**10.0**	10.0
Series Q	**8.0**	8.0
Series R	**10.0**	10.0
Series S[2]	**5.4**	10.0
Series T[2]	**4.6**	–
Series Y[3]	**5.5**	10.0
Series Z[3]	**4.5**	–
Series AA	**10.0**	10.0
Series AC	**8.8**	8.8
Series AE	**12.0**	12.0
Series AG	**15.0**	15.0
Series AI	**11.0**	11.0
Series AK	**14.0**	14.0
Total preferred shares – equity	**135.8**	135.8
Treasury shares – preferred	**(0.1)**	–
Total preferred shares	**135.7**	135.8
Capital Trust Securities (thousands of shares)		
Trust units issued by TD Capital Trust II:		
TD Capital Trust II Securities – Series 2012-1[4]	–	350.0
Trust units issued by TD Capital Trust III:		
TD Capital Trust III Securities – Series 2008	**1,000.0**	1,000.0
Debt issued by TD Capital Trust IV:		
TD Capital Trust IV Notes – Series 1	**550.0**	550.0
TD Capital Trust IV Notes – Series 2	**450.0**	450.0
TD Capital Trust IV Notes – Series 3	**750.0**	750.0

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 19, 20, and 21 to the Consolidated Financial Statements.

[2] On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T of the Bank.

[3] On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z of the Bank.

[4] On December 31, 2012, TD Capital Trust II redeemed all of its outstanding securities at a redemption price of $1,000.

FUTURE CHANGES IN BASEL

Future Basel III Developments

In December 2012, BCBS published a consultative document proposing a revised securitization framework. The proposal aims to enhance current methodologies of calculating securitization RWA by making them more risk sensitive and limiting over reliance on rating agencies. The proposal would generally increase the risk weights of investments in securitization exposures.

In June 2013, the BCBS issued an update to the Basel III leverage ratio framework and related disclosure requirements. The leverage ratio was initially announced in the Basel III framework in December 2010. The leverage ratio is intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. Implementation of the Basel III leverage ratio requirement has begun with bank-level reporting to OSFI and its components from January 1, 2013, and will proceed with public disclosure starting January 1, 2015. Any final adjustments to the definition and calibration of the Basel III leverage ratio will be made by 2017, with a view to migrating to a Pillar 1 treatment on January 1, 2018 based on appropriate review and calibration.

In July 2013, the BCBS issued an update to the final rules on G-SIBs, originally published in November 2011. The update provides clarity on the public disclosure requirements of the 12 indicators used in the assessment methodology. As noted earlier, the six Canadian banks that have been designated as D-SIBs are required by OSFI to publish, at a minimum, the 12 indicators used in the G-SIB indicator-based assessment framework by February 28, 2014.

In July 2013, the U.S. Federal Reserve, FDIC and the Office of the Comptroller of the Currency (OCC) approved the adoption of the final rule on the Basel III Capital framework to take effect January 1, 2014 for U.S. banking organizations that are required to follow the advanced approaches, which includes the Bank's U.S. bank subsidiaries.

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the "Managing Risk" section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities through arrangements with special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. See Note 2 to the Consolidated Financial Statements for further information regarding the accounting for SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans, automobile loans, and credit card loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CHMC does not qualify for derecognition and remain on the Bank's Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans, automobile loans, and credit card loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government agencies which qualify for derecognition and are removed from the Bank's Consolidated Balance Sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. See Note 8 and Note 9 to the Consolidated Financial Statements for further information.

TABLE 50 EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]

(millions of Canadian dollars) *As at*

	Significant unconsolidated SPEs		Significant consolidated SPEs	Non-SPE third-parties	
	Securitized assets	Carrying value of retained interests	Securitized assets	Securitized assets	Carrying value of retained interests
					October 31, 2013
Residential mortgage loans	**$ 23,157**	**$ –**	**$ –**	**$ 16,229**	**$ –**
Consumer instalment and other personal loans[2,3]	**–**	**–**	**6,141**	**–**	**–**
Credit card loans[3]	**–**	**–**	**300**	**–**	**–**
Business and government loans	**35**	**–**	**–**	**2,322**	**52**
Total exposure	**$ 23,192**	**$ –**	**$ 6,441**	**$ 18,551**	**$ 52**
					October 31, 2012
Residential mortgage loans	$ 21,176	$ –	$ –	$ 23,446	$ –
Consumer instalment and other personal loans[2,3]	–	–	5,461	–	–
Credit card loans[3]	–	–	1,251	–	–
Business and government loans	79	–	–	2,387	53
Total exposure	$ 21,255	$ –	$ 6,712	$ 25,833	$ 53

[1] Includes all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition except for securitizations through U.S. government-sponsored entities where we do not hold any resultant mortgage-backed securities.

[2] Included in personal loans as at October 31, 2013 are nil of automobile loans acquired as part of the Bank's acquisition of Chrysler Financial (October 31, 2012 – $361 million).

[3] In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2013, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank's assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2013, the SPEs issued $5.1 billion of issued commercial paper outstanding (October 31, 2012 – $5.1 billion) and $1.0 billion of issued notes outstanding (October 31, 2012 – $0.3 billion). As at October 31, 2013, the Bank's maximum potential exposure to loss for these conduits was $6.1 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2012 – $1.1 billion).

Credit Card Loans

The Bank securitizes credit card loans through a consolidated SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank's assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2013, the consolidated SPE had $0.6 billion of issued notes outstanding (October 31, 2012 – $1.3 billion). As at October 31, 2013, the Bank's maximum potential exposure to loss for this SPE was $0.6 billion (October 31, 2012 – $1.3 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Consolidated SPE

The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since it is wholly-funded by the Bank, and the Bank is exposed to the majority of the risks of the SPE. As at October 31, 2013, the consolidated SPE had $312 million (October 31, 2012 – nil) of assets secured by underlying trade receivables, originated in the U.S. The weighted-average life of these assets is 3.4 years. The Bank's maximum potential exposure to loss due to its funding of the SPE as at October 31, 2013 was $312 million (October 31, 2012 – nil). As at October 31, 2013, the funding is provided primarily through a senior facility that has a AAA rating from the credit rating agency. Further, as at October 31, 2013, the Bank had committed to provide an additional $53 million in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.6 billion as at October 31, 2013 (October 31, 2012 – $7.5 billion). Further, as at October 31, 2013, the Bank had committed to provide an additional $2.0 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2012 – $2.2 billion).

All third-party assets securitized by the Bank's non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 51 EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS

(millions of Canadian dollars, except as noted)

				As at
	October 31, 2013		October 31, 2012	
	Exposure and ratings profile of unconsolidated SPEs AAA[1]	**Expected weighted-average life (years)**[2]	Exposure and ratings profile of unconsolidated SPEs AAA[1]	Expected weighted-average life (years)[2]
Residential mortgage loans	**$ 5,590**	**2.9**	$ 4,613	2.8
Credit card loans	**–**	**–**	–	–
Automobile loans and leases	**2,164**	**1.3**	1,657	1.3
Equipment loans and leases	**–**	**–**	19	0.4
Trade receivables	**1,850**	**2.3**	1,221	1.7
Total exposure	**$ 9,604**	**2.4**	$ 7,510	2.3

[1] The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.

[2] Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2013, the Bank held $1,717 million of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Consolidated Balance Sheet (October 31, 2012 – $128 million).

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $521 million as at October 31, 2013 (October 31, 2012 – $500 million) of which nil has been drawn (October 31, 2012 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at October 31, 2013, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.

The Bank no longer has any exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2013 (October 31, 2012 – not significant).

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 29 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in 'Commitments to extend credit' in Note 29 to the Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank's exposure to leveraged finance credit commitments as at October 31, 2013 was not significant (October 31, 2012 – not significant).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 29 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION

Related-Party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

TABLE 52 **LOANS TO KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES**

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Personal loans, including mortgages	**$ 3**	$ 6
Business loans	**181**	201
Total	**$ 184**	$ 207

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 25 to the Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade's Board of Directors including the Bank's Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Service, two independent directors of TD, and a former independent director of TD. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an IDA agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $821 million in 2013 (2012 – $834 million; 2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $70.4 billion in 2013 (2012 – $60.3 billion; 2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 basis points on the aggregate average daily balance in the sweep accounts (subject to an adjustment, based on a specified formula).

As at October 31, 2013, amounts receivable from TD Ameritrade were $54 million (October 31, 2012 – $129 million). As at October 31, 2013, amounts payable to TD Ameritrade were $103 million (October 31, 2012 – $87 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During fiscal 2013, the Bank paid $128 million (2012 – $128 million; 2011 – $139 million) for these services. As at October 31, 2013, the amount payable to Symcor was $10 million (October 31, 2012 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2013 and October 31, 2012.

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated at fair value through profit or loss, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of certain available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Critical Accounting Estimates" – Determination of Fair Value section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this MD&A.

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this MD&A.

TOP AND EMERGING RISKS THAT MAY AFFECT THE BANK AND FUTURE RESULTS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. Many of the risks are beyond the Bank's control and their effects, which can be difficult to predict, could cause our results to differ significantly from our plans, objectives and estimates or could impact the Bank's reputation or sustainability of its business model.

Risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored and adjusted as required.

General Business and Economic Conditions

The Bank, and customers of the Bank operate in Canada, the U.S., and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, real estate prices, employment levels, consumer spending and debt levels, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters and the level of business conducted in a specific region. For example, in an economic downturn, corporate earnings, business investment and consumer spending, the demand for the Bank's loan and other products could be adversely affected and the provision for credit losses could result in lower earnings. By conducting regular stress tests on its portfolios, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the risks.

Technology and Information Security Risk

Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by socio-political, nation state, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint and our use of innovative technologies such as our continued development of mobile and internet banking. Our technologies, systems and networks, and those of our customers and the third parties providing services to us, may be subject to attacks, breaches or other compromises. These may include cyber attacks, computer viruses, malicious software, phishing attacks or information security breaches. Such incidents could result in, among other things, financial loss, a loss of customer or business opportunities, disruption to operations, misappropriation or unauthorized release of confidential or personal information, litigation, regulatory penalties or intervention, remediation or restoration cost, and reputational damage. The Bank actively monitors, manages and continues to enhance the ability to mitigate these technology and information security risks through enterprise-wide programs, industry best practices, and robust threat and vulnerability assessments and responses.

Evolution of Fraud

The Bank is routinely exposed to various types of fraud. The sophistication, complexity and materiality of these crimes is evolving quickly. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such other parties including financial statements and financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. In addition to the risk of material loss that could result in the event of a financial crime, client and market confidence in the Bank could be potentially impacted. TD has invested in a coordinated approach to strengthen the Bank's fraud defenses and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defenses that will help achieve an enhanced position to combat more complex fraud against the Bank.

Business Infrastructure and Third Party Service Providers

Third parties provide key services and components for the Bank's business infrastructure and operations. These include data communications, network access, payment processing, and financial instrument settlements. Given the high volume of transactions the Bank processes on a daily basis, it is reliant on such third party provided services as well as its own information technology systems to successfully deliver its products and services. The Bank's information technology, internet, network access or other systems and services could be subject to failures or disruptions as a result of natural disasters or phenomena, power or telecommunications disruptions, acts of terrorism or war, physical or electronic break-ins, or similar events or disruptions. In addition, each of the institutions providing these services or infrastructure components may be exposed to certain risks which could also result in the failures or disruptions described above, and in turn adversely affect the Bank's operations. Such failure of or disruption to one of TD's major service providers could result in temporary operational and liquidity concerns. They could also adversely affect the Bank's ability to deliver products and services to customers, damage the Bank's reputation, and otherwise adversely affect the Bank's ability to conduct business. The Bank has policies and procedures in place governing third party relationships, including the systematic review of significant third parties at the inception of a relationship as well as subsequent periodic assessments. The Bank also manages service provider and infrastructure disruptions risks through a robust business continuity management (BCM) plan, its technology risk management program and other contingency and resiliency plans.

Introduction of New and Changes to Current Laws and Regulations

The introduction of new, and changes to current laws and regulations, as well as the fiscal, economic and monetary policies of various regulatory agencies in Canada and the U.S. and other countries internationally, and changes in their interpretation or implementation, could adversely affect the Bank's operations and profitability. Such adverse effects may result from new or modified laws, regulations or policies, and heightened expectations, limiting the products or services the Bank can provide, impacting pricing or delivery and increasing the ability of competitors to compete with its products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions). In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), was signed into law on July 21, 2010. It is a United States federal law which creates significant structural reforms to the financial services industry. The Dodd-Frank Act ultimately affects every financial institution operating in the U.S., including the Bank, and due to certain extraterritorial aspects of the Dodd-Frank Act, impacts the Bank's operations outside the U.S., including in Canada. The Dodd-Frank Act mandates statutory changes and instructs U.S. federal banking and other regulatory agencies to conduct rule-making. Pursuant to certain currently proposed rules, including the Volcker Rule, certain of the Bank's businesses could be negatively affected when the rules are finalized. These effects under the Volcker Rule could include increased costs associated with operational and market compliance and reduced revenues. Other effects of the Volcker Rule may include loss of exemptions for foreign registered funds and reduced competitive advantage vis-a-vis non-bank affiliated funds which would not be subject to similar rules under the Dodd-Frank Act.

The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board to issue regulations that set interchange fees which are "reasonable and proportional" to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at US21 cents per transaction plus small amounts to cover fraud related expenses. On July 31, 2013, the U.S. District Court for the District of Columbia ruled, among other things, that the approach used by the FRB in setting the maximum allowable interchange fee impermissibly included costs that were specifically excluded by the Durbin Amendment. The decision has since been stayed pending the outcome of its appeal and the current provisions of the Durbin Amendment remain in place. Oral arguments have been scheduled to be heard by the court in January 2014.

Where possible, the Bank has developed conformance plans, but due to the size, scope, complexity of implementation and the lack of regulatory certainty in a number of key sections of the Dodd-Frank Act, the overall impact to the Bank and its businesses, including to their financial performance and operations, currently remains unclear and will not be known until the implementing regulations are fully released and finalized. The Bank continues to closely monitor and analyze the potential impact associated with the Dodd-Frank Act.

FATCA

The Foreign Account Tax Compliance Act (FATCA) is U.S. tax legislation which requires all non-US financial institutions to identify US taxpayer-owned accounts and report information about those clients to the Internal Revenue Service. Virtually all TD businesses and their customers will be impacted from an operational perspective. Changes to policies and procedures may be required which may impact how we conduct business in certain segments and negatively impact our cost of doing business. The government of Canada is currently negotiating an intergovernmental agreement (IGA) with the government of the United States respecting the implementation of FATCA in Canada. Due to the current uncertainty regarding this agreement and the ultimate timing and form of FATCA implementation, the overall impact to the Bank remains unclear. The Bank has project teams in place and is in the process of implementing compliance plans based on the U.S. FATCA regulations published in 2013 as well as existing expectations of the content of a U.S.-Canada IGA.

Basel III

The Basel III Liquidity standards require banks to meet the Liquidity Coverage Ratio (LCR) starting in January 2015 and the Net Stable Funding Ratio (NSFR) starting in January 2018. The Bank has been managing its liquidity risk under a prudent framework and expects to make modest adjustments in order to be compliant with the LCR requirements in 2015. Additional costs may be incurred to achieve compliance with the liquidity reforms, which has the potential to affect the Bank's funding costs. The Bank continues to monitor the development of liquidity requirements from the national regulators globally and ensures that its liquidity management and monitoring practices evolve with the changing regulatory landscape. In addition, the Basel III Leverage Ratio is a non-risk based ratio that acts as a supplementary measure to the risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. The Leverage Ratio requirement is effective January 2018, with the public disclosure beginning January 2015. Any final adjustments to the definition and calibration of the ratio requirement will be completed by 2017. The Bank continues to monitor and manage its capital and asset levels to ensure compliance.

Principles for Effective Risk Data Aggregation

In January 2013, the Basel Committee on Banking Supervision (BCBS) finalized their 'Principles for Effective Risk Data Aggregation and Reporting'. The principles provide guidelines for areas such as: governance of risk data, architecture and infrastructure, accuracy, completeness, timeliness, and adaptability of reporting. As a result, the bank faces increased complexity with respect to operational compliance and may incur increased compliance and operating costs. The Bank has assessed itself against each of the principles at enterprise and risk specific levels. Programs are in place to manage the enhancement of Risk Data Aggregation.

Legal Proceedings

The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigations or disputes with third parties, including regulatory enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank's material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank's business, financial condition, results of operations, cash flows and capital; require material changes in the Bank's operations; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes accruals for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory enforcement proceedings related to its businesses and operations. For additional information relating to the Bank's material legal proceedings see Note 29 to the Consolidated Financial Statements.

OTHER RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

Adequacy of the Bank's Risk Management Framework

The Bank's risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, legal and regulatory compliance, and capital adequacy risks. While there can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances, the Bank has established governance processes for the Senior Executive Team (SET) and the Risk Committee of the Board to review and update the framework annually.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there would be an impact on the Bank's financial performance and the Bank's earnings could grow more slowly or decline. The Bank undertakes thorough due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition.

Ability to Attract, Develop and Retain Key Executives

The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so. The Bank undergoes an annual human resource planning process that facilitates the assessment of internal leadership capabilities and potential talent needs. The Bank actively invests in the development of employees in order to better meet future talent requirements.

Changes to Our Credit Ratings

There can be no assurance that the Bank's credit ratings and rating outlooks from rating agencies such as Moody's Investors Service, S&P, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank's ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. The Bank maintains regular contact with each of the listed rating agencies.

Currency and Interest Rates

Currency and interest rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank's investments and earnings in the U.S. may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. The Bank manages non-trading currency and interest rate risk exposures in accordance with policies established by the Risk Committee of the Board through its Asset Liability Management framework, which is further discussed in the Managing Risk section of this document.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank's results of operations and financial condition. Significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The Bank monitors accounting developments; it also identifies and implements new accounting standards, interpretations and guidance issued by accounting standard setters and regulatory bodies, as appropriate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the factors, pricing and distribution of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank's earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks and through other distribution methods including internet and mobile banking. This type of competition could adversely impact the Bank's earnings by reducing fee revenue and net interest income. Each of the business segments of the Bank monitors the competitive environment including reviewing and amending customer acquisition and management strategies as appropriate. The Bank has been investing in enhanced capabilities for our customers to transact across all of our channels seamlessly, with a particular emphasis on mobile banking capabilities for anytime, anywhere convenience.

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. Our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.

TD's Enterprise Risk Framework (ERF) reinforces TD's risk culture, which emphasizes transparency and accountability, and provides stakeholders with a common understanding of how we manage risk. The ERF addresses: 1) the nature of the risks to TD's business strategy and operations, 2) how TD defines the types of risk it is exposed to, 3) risk management governance and organization, and 4) how TD manages risk through processes that identify, measure, assess, control and monitor risk. TD's risk management resources and processes are designed to both challenge and enable all our businesses to understand the risks they face and to manage them within TD's risk appetite.

RISKS INVOLVED IN OUR BUSINESSES

TD's Risk Inventory describes the major risk categories and related subcategories to which our businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. TD's major risk categories are: Strategic Risk, Credit Risk, Market Risk, Operational Risk, Insurance Risk, Liquidity Risk, Capital Adequacy Risk, Legal and Regulatory Compliance Risk and Reputational Risk.


Major Risk Categories
Strategic Risk
Credit Risk
Market Risk
Operational Risk
Insurance Risk
Liquidity Risk
Capital Adequacy Risk
Legal and Regulatory Compliance Risk
Reputational Risk

RISK APPETITE

TD's Risk Appetite Statement is the primary means used to communicate how TD defines risk and determines the risks it is willing to take. TD takes into account its governing objectives, as well as TD's risk philosophy and capacity to bear risk in defining its risk appetite. TD's Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:
1. Fit our business strategy, and can be understood and managed.
2. Do not expose the enterprise to any significant single loss events; we don't 'bet the Bank' on any single acquisition, business, or product.
3. Do not risk harming the TD brand.

In applying its risk appetite, TD considers both current conditions in which it operates and the impact that emerging risks will have on TD's strategy and risk profile. Adherence to enterprise risk appetite is managed and monitored across TD and is based on a broad collection of principles, policies, processes and tools, including risk appetite statements and related metrics for major risk categories and the business segments.

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD's risk appetite and related metrics. The function also monitors and evaluates the effectiveness of these practices and metrics. Key metrics are reported regularly to senior management, the Board and the Risk Committee of the Board (Risk Committee). Other metrics are tracked on an ongoing basis by management, and escalated to senior management and at the Board level, as required. TD measures management's performance against its risk appetite metrics; which is a key input into the compensation decision process.

RISK CULTURE

TD's risk culture is consistent with the Bank's Risk Appetite Statement, which embodies the tone at the top set by the Chief Executive Officer (CEO) and Senior Executive Team and informs our mission, vision, guiding principles and leadership profile. These governing objectives describe the behaviours that TD seeks to foster in building a risk culture where the only risks taken are those that can be understood and managed. The Risk Appetite Statement helps us to be informed risk takers and guides our decision making, allowing us to take appropriate risks. TD's risk culture encourages open communication and transparency on all aspects of the Risk Appetite Statement. Our employees are empowered to challenge and escalate when they believe we are operating outside of our risk appetite.

Risk culture is at the centre of the Bank's ERF, as its implementation is integral to establishing a risk and control environment that fosters risk behavior aligned with TD's risk appetite. The ERF provides a common understanding of how TD manages risk by addressing four components relating to 1) defining risk; 2) risk appetite, 3) risk governance, and 4) risk management processes. All of these components are integral to successful risk management.

TD's desired risk culture is reinforced by linking compensation to management's performance against the Bank's risk appetite. In addition, Risk Management's independence from the line of business provides objective oversight and challenge to promote and support the desired behaviours that drive TD's strong risk culture. Lastly, education and communication on TD's Risk Appetite Statement and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the risk culture by increasing awareness and knowledge of TD's expectations for risk taking.

WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Under TD's approach to risk governance, the line of business owns the risk that it generates and is responsible for assessing the risk, as well as designing and implementing mitigating controls. The line of business also monitors and reports on the ongoing effectiveness of its controls to safeguard TD from exceeding its risk appetite.

TD's risk governance model includes a senior management committee structure designed to support transparent risk reporting and discussion with overall risk and control oversight provided by the Board and its committees (primarily the Audit and Risk Committees).

The CEO and SET determine TD's long-term direction within the Bank's risk appetite and apply it to the businesses. Risk Management, headed by the Group Head and Chief Risk Officer (CRO), sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach for TD. The CRO, who is also a member of the SET, has direct access to the Risk Committee. TD also employs a "three lines of defence" model to describe the role of business segments (first line), governance, risk and oversight functions, such as Risk Management, Anti-Money Laundering (AML) and Compliance functions (second line), and Internal Audit (third line) in managing risk across TD. The following section provides an overview of the key roles and responsibilities involved in risk management and are depicted in the diagram below.


Board of Directors
Audit Committee
Risk Committee
Chief Executive Officer
Senior Executive Team
CRO
Executive Committees
Enterprise Risk Management Committee (ERMC)
Asset/Liability & Capital Committee (ALCO)
Operational Risk Oversight Committee (OROC)
Disclosure Committee
Reputational Risk Committee (RRC)
Governance, Risk and Oversight Function
Business Segments
Internal Audit
Canadian Personal and Commercial Banking
Wealth and Insurance
U.S. Personal and Commercial Banking
Wholesale Banking
Internal Audit

The Board

The Board oversees TD's strategic direction and the implementation of an effective risk management culture and internal control framework across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board and the Audit Committee. On an annual basis, the Board reviews and approves TD's Risk Appetite Statement and related metrics to ensure ongoing relevance and alignment with TD's strategy.

The Risk Committee

The Risk Committee is responsible for reviewing and challenging TD's Risk Appetite Statement prior to recommending for approval by the Board annually. The Risk Committee oversees the management of TD's risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews, challenges, and approves enterprise risk management policies that support compliance with TD's risk appetite, and monitors the management of risks and risk trends.

The Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant enterprise risk management processes and the activities of the Bank's Global AML and Compliance groups.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop TD's long-term strategic plan and direction and also develop and recommend for Board approval TD's risk appetite. The SET manage enterprise risk in accordance with TD's risk appetite and consider the impact of emerging risks on TD's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO, designates TD's Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and oversight activities and to review and monitor risk strategies and related risk activities and practices.

The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk and control activities at TD and promotes an integrated and effective risk culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

- ALCO – chaired by the Group Head, Insurance, Credit Cards, and Enterprise Strategy, oversees directly and through its standing subcommittees the Risk Capital Committee, Global Liquidity Forum and Enterprise Investment Committee, the management of TD's non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
- OROC – chaired by the CRO, oversees the strategic assessment of TD's governance, control and operational risk structure.
- Disclosure Committee – chaired by the Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer, ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.
- RRC – chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation as well as matters escalated to the RRC under the enterprise Reputational Risk policy.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance and control, and is responsible for establishing risk management strategy, policies and practices. Risk Management's primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with TD's risk appetite, and monitors and reports on existing and emerging risks and compliance with TD's risk appetite. There is an established framework in place for the identification and assessment of top and emerging risks and there are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive who in turn reports to the CRO. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for recommending the business-level risk appetite and metrics, which are reviewed and challenged as necessary by Risk Management and endorsed by the ERMC and approved by the CEO, to align with TD's risk appetite and manage risk within approved risk limits as set out in TD policies.

Internal Audit

TD's internal audit function provides independent assurance to the Board of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD's risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance

The mandate of TD's Compliance Department is to manage compliance risk across TD to align with the policies established and approved by the Audit and Risk Committees. The Compliance Department is responsible for establishing risk-based programs and standards to proactively manage known and emerging compliance risk across TD by providing independent oversight and delivering operational control processes to comply with the applicable legislation and regulatory requirements.

Anti-Money Laundering

The Global AML group establishes a risk-based program and standards to proactively manage known and emerging AML compliance risk across the Bank. The AML group provides independent oversight and delivers operational control processes to comply with the applicable legislation and regulatory requirements. The line of business owns AML Risk and is responsible for assessing the risk, as well as designing and implementing mitigating controls.

Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages, directs and reports on TD's capital and investment positions, interest rate risk, and liquidity and funding risk and the market risks of TD's non-trading bank activities. The Risk Management function oversees TBSM's capital and investment activities.

Three Lines of Defence

In order to further the understanding of responsibilities for risk management, TD employs a "three lines of defence" model that describes the role of the businesses, governance, risk and oversight groups, and Internal Audit in managing risk across TD. The chart below describes the respective accountabilities of each line of defence at TD.

THREE LINES OF DEFENCE	
First Line	*Business Segment Accountabilities*
Identify and Control	• Manages and identifies risk in day-to-day activities owned by the line of business. • Ensures activities are within TD's risk appetite and risk management policies. • Designs, implements and maintains effective internal controls within the line of business. • Implements risk based approval processes for all new products, activities, processes and systems. • Delivers training, tools and advice to support its accountabilities. • Monitors and reports on risk profile.
Second Line	*Governance, Risk & Oversight Functions Accountabilities*
Set Standards and Challenge	• Establishes enterprise governance, risk and control strategies and practices. • Provides oversight and independent challenge to the first line through review, inquiry and discussion. • Develops and communicates governance, risk and control policies. • Provides training, tools and advice to support the first line of defence in carrying out its accountabilities. • Monitors and reports on compliance with risk appetite and policies.
Third Line	*Internal Audit Accountabilities*
Independent Assurance	• Verifies independently that TD's ERF is operating effectively. • Validates the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk.

In support of a strong risk culture, TD applies the following principles to how it manages risks:

- **Enterprise-wide in Scope** – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
- **Transparent and Effective Communication** – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
- **Enhanced Accountability** – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
- **Independent Oversight** – Risk policies, monitoring, and reporting will be established independently and objectively.
- **Integrated Risk and Control Culture** – Risk management disciplines will be integrated into TD's daily routines, decision-making, and strategy.
- **Strategic Balance** – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

TD's approach to the risk management process is comprised of four basic components: identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives and emerging risks from the changing environment. TD's objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, TD's Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees, to identify and assess enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of TD's risk management process. TD's risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing and maximum credit exposure guidelines established by its regulators. Additionally, TD has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, provision for credit losses, peer comparisons, trending analysis, liquidity coverage, and capital adequacy metrics. TD also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured strategic Risk and Control Self-Assessment (RCSA) program and an ongoing process RCSA program. Internal and external risk events are monitored to assess whether TD's internal controls are effective. This allows TD to identify, escalate, and monitor significant risk issues as needed.

Risk Control

TD's risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits and delegated authorities which reflect TD's risk appetite and risk tolerances.

TD's approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD's measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Internal Capital Adequacy Assessment Process (ICAAP) and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

TD monitors and reports on risk levels on a regular basis against TD's risk appetite and reports on risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on enterprise-wide stress testing and an annual update on TD's ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board as appropriate for new and emerging risk or any significant changes to the Bank's risk profile.

Enterprise-Wide Stress Testing

Enterprise-wide stress testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps validate the risk appetite. TD's EWST program involves the development, application, and assessment of severe but plausible stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management.

As part of its 2013 program, TD evaluated two internally generated macroeconomic stress scenarios covering a range of severities and duration (details described below). The scenarios were constructed to cover a wide variety of risk factors meaningful to TD's risk profile and covering both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices, and interest rates were forecasted over the stress horizon which drives the assessment of impacts. In both scenarios evaluated in the 2013 program, TD's businesses performed within acceptable levels and the Bank remained adequately capitalized with management actions. Results of the scenarios are reviewed by senior executives, incorporated in TD's planning process and presented to the Risk Committee and the Board.

Separate from the EWST program, the Bank also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in the Bank reaching the point of non-viability in order to consider meaningful remedial actions for replenishing the Bank's capital and liquidity position.

ENTERPRISE-WIDE STRESS SCENARIOS	
Extreme Scenario	*Severe Scenario*
• The scenario emanates from a European banking crisis resulting in a run on deposits and implementation of capital control in select European countries. Wholesale funding markets around the world experience massive disruptions, as confidence in the banking system rapidly deteriorates. • External shocks to the Canadian economy would be consequential for the household sector as home prices pull back from the current levels.	• The severe scenario is modeled from historical recessions that have taken place in the United States and Canada. The recessions extend four consecutive quarters followed by a modest recovery. • Deterioration in key macroeconomic variables such as home prices and unemployment align with historically observed recessions.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment. Business strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Insurance, Credit Cards and Enterprise Strategy is charged with developing TD's overall long-term and short-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing long-term and short-term strategies for their business areas (organic and through acquisitions) and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for monitoring, assessing, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD's strategies and ensures that mitigating actions are taken where appropriate. The CEO reports to the Board on the implementation of TD's strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. Our annual planning process considers individual segment long-term and short-term strategies and associated key initiatives and ensures alignment between segment-level and enterprise-level strategies and risk appetite. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, performance assessment, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD's risk appetite is reviewed by the ERMC in the normal course. Additionally, each material acquisition is assessed for its fit with our strategy and risk appetite in accordance with our Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2013 and 2012.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management's approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.

The Risk Committee oversees the management of credit risk and annually approves major credit risk policies.

HOW WE MANAGE CREDIT RISK

The Bank's Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes as well as limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decisioning strategies, including policy and limit exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit. All significant credit decisions are escalated to Risk Management for approval or recommendation to the Risk Committee of the Board.

Limits are established to monitor and control country risk, industry risk, product, geographic and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In our Retail businesses, we use approved scoring techniques and standards in extending, monitoring and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, size of total bank relationship as well as external data such as credit bureau scores, to determine the amount of credit we are prepared to extend retail customers and estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures. The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We manage our risk using limits based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis and we regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry. We assign a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of our total wholesale and commercial exposure.

We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as "entity risk"). All entity risk is approved by the appropriate decision-making authority using limits based on the entity's borrower risk rating and for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and RWA.

Credit Risk and the Basel Framework

We received approval from OSFI to use the Basel Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:

- We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
- We have received temporary waivers to use the Standardized Approach for some small credit portfolios and the majority of our U.S. credit portfolios. We are currently in the process of transitioning these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. We regularly assess our compliance with the Basel requirements.

Credit Risk Exposures subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the "Credit Risk and the Basel Framework" section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank's Consolidated Financial Statements. The Bank's credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: Probability of Default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; Loss Given Default (LGD) – the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of Exposure At Default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages, home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (for example, personal loans including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its Canadian Retail exposures using the AIRB approach. RWA for U.S. Retail exposures are currently reported under the Standardized Approach. All Canadian Retail parameter models (PD, EAD, and LGD) are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types. For each Canadian Retail portfolio, the Bank retains performance history on a monthly basis at an individual account level beginning in 2000; all available history, which includes the 2001 and 2008-2009 recessions in Canada, is used to ensure that the models' output reflect an entire economic cycle.

Account-level PD, EAD, and LGD parameter models are built for each product portfolio, and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the Basel framework, the Bank defines default for Canadian exposures as 90+ day delinquency/charge-off for all retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, and as such, include direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, EAD and LGD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes (loan size, interest rate, collateral where applicable); account's previous history and current status; an account's age on books; customer's credit bureau attributes, and customer's other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and customer's equity in the property play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD. The following tables map PD ranges to risk levels for all Retail AIRB exposures.

TABLE 53 RETAIL ADVANCED IRB EXPOSURES – By Obligor Grade – Residential Secured

(millions of Canadian dollars, except as noted) *As at*

		PD range	Exposure at Default	Average PD	Average LGD	RWAs	Average risk weighting
							October 31, 2013
Low Risk	1	0.00 to 0.15%	$ 61,021	0.05%	22.89%	$ 1,894	3.10%
Normal Risk	2	0.16 to 0.41	21,733	0.26	24.43	2,544	11.71
	3	0.42 to 1.10	14,937	0.65	24.62	3,407	22.81
Medium Risk	4	1.11 to 2.93	5,643	1.72	24.73	2,463	43.65
	5	2.94 to 4.74	1,271	3.70	24.57	876	68.92
High Risk	6	4.75 to 7.99	825	6.00	24.15	719	87.15
	7	8.00 to 18.20	945	11.66	21.44	960	101.59
	8	18.21 to 99.99	551	35.14	18.28	544	98.73
Default	9	100.00	267	100.00	20.73	533	199.63
Total			$ 107,193	0.88%	23.53%	$ 13,940	13.00%
							October 31, 2012
Low Risk	1	0.00 to 0.15%	$ 33,263	0.06%	17.13%	$ 860	2.59%
Normal Risk	2	0.16 to 0.41	19,419	0.25	15.93	1,477	7.61
	3	0.42 to 1.10	14,679	0.68	16.47	2,311	15.74
Medium Risk	4	1.11 to 2.93	14,385	1.80	15.31	4,000	27.81
	5	2.94 to 4.74	2,315	3.74	16.62	1,083	46.78
High Risk	6	4.75 to 7.99	1,710	5.94	17.59	1,082	63.27
	7	8.00 to 18.20	1,582	11.42	17.52	1,311	82.87
	8	18.21 to 99.99	1,007	39.62	16.93	854	84.81
Default	9	100.00	292	100.00	16.35	350	119.86
Total			$ 88,652	1.68%	16.46%	$ 13,328	15.03%

TABLE 54 RETAIL ADVANCED IRB EXPOSURES – By Obligor Grade – Qualifying Revolving Retail

(millions of Canadian dollars, except as noted) *As at*

		PD range	Exposure at Default	Average PD	Average LGD	RWAs	Average risk weighting
							October 31, 2013
Low Risk	1	0.00 to 0.15%	$ 18,119	0.05%	83.82%	$ 525	2.90%
Normal Risk	2	0.16 to 0.41	7,471	0.26	84.20	820	10.98
	3	0.42 to 1.10	7,023	0.69	85.41	1,714	24.41
Medium Risk	4	1.11 to 2.93	5,568	1.84	85.89	2,865	51.45
	5	2.94 to 4.74	2,366	3.70	86.04	2,025	85.59
High Risk	6	4.75 to 7.99	1,561	5.92	85.30	1,809	115.89
	7	8.00 to 18.20	1,241	11.09	82.68	2,002	161.32
	8	18.21 to 99.99	388	28.72	74.29	820	211.34
Default	9	100.00	125	100.00	74.23	8	6.40
Total			$ 43,862	1.67%	84.43%	$ 12,588	28.70%
							October 31, 2012
Low Risk	1	0.00 to 0.15%	$ 17,566	0.05%	84.00%	$ 511	2.91%
Normal Risk	2	0.16 to 0.41	7,322	0.26	84.17	803	10.97
	3	0.42 to 1.10	6,863	0.69	85.35	1,676	24.42
Medium Risk	4	1.11 to 2.93	5,500	1.84	85.78	2,831	51.47
	5	2.94 to 4.74	2,413	3.71	86.02	2,065	85.58
High Risk	6	4.75 to 7.99	1,626	5.92	85.39	1,883	115.81
	7	8.00 to 18.20	1,315	11.10	82.95	2,130	161.98
	8	18.21 to 99.99	427	28.80	74.64	908	212.65
Default	9	100.00	141	100.00	74.17	9	6.38
Total			$ 43,173	1.79%	84.48%	$ 12,816	29.69%

TABLE 55	RETAIL ADVANCED IRB EXPOSURES – By Obligor Grade – Other Retail						
(millions of Canadian dollars, except as noted)							*As at*
		PD range	Exposure at Default	Average PD	Average LGD	RWAs	Average risk weighting
							October 31, 2013
Low Risk	**1**	**0.00 to 0.15%**	**$ 7,174**	**0.07%**	**53.58%**	**$ 715**	**9.97%**
Normal Risk	**2**	**0.16 to 0.41**	**5,470**	**0.26**	**53.64**	**1,399**	**25.58**
	3	**0.42 to 1.10**	**10,527**	**0.81**	**60.19**	**5,836**	**55.44**
Medium Risk	**4**	**1.11 to 2.93**	**5,379**	**1.87**	**52.80**	**3,552**	**66.03**
	5	**2.94 to 4.74**	**2,212**	**3.74**	**53.14**	**1,686**	**76.22**
High Risk	**6**	**4.75 to 7.99**	**1,728**	**5.95**	**51.78**	**1,345**	**77.84**
	7	**8.00 to 18.20**	**1,487**	**10.88**	**53.50**	**1,387**	**93.28**
	8	**18.21 to 99.99**	**320**	**28.98**	**54.95**	**417**	**130.31**
Default	**9**	**100.00**	**168**	**100.00**	**50.11**	**156**	**92.86**
Total			**$ 34,465**	**2.36%**	**55.36%**	**$ 16,493**	**47.85%**
							October 31, 2012
Low Risk	1	0.00 to 0.15%	$ 7,247	0.07%	53.82%	$ 722	9.96%
Normal Risk	2	0.16 to 0.41	5,364	0.26	53.86	1,376	25.65
	3	0.42 to 1.10	7,059	0.72	53.80	3,271	46.34
Medium Risk	4	1.11 to 2.93	5,235	1.86	52.28	3,417	65.27
	5	2.94 to 4.74	2,209	3.74	52.90	1,677	75.92
High Risk	6	4.75 to 7.99	1,668	5.97	52.66	1,322	79.26
	7	8.00 to 18.20	1,464	10.82	52.17	1,331	90.92
	8	18.21 to 99.99	315	28.27	54.85	408	129.52
Default	9	100.00	146	100.00	48.93	145	99.32
Total			$ 30,707	2.42%	53.34%	$ 13,669	44.51%

The risk discriminative and predictive power of the Bank's retail credit models is assessed against the most recently available 1-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the Model Risk Management section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the recent 2008 – 2009 recession. For products secured by residential real estate (such as mortgages and home equity lines of credit), downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

Non-retail Exposures

In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign and bank. Under the AIRB approach, CMHC-insured mortgages are considered sovereign risk and therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a borrower risk rating (BRR) and facility risk rating (FRR). We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994 – 2012, covering both Wholesale and Commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the IRB approach to measure capital adequacy at a 1-year risk horizon, the parameters are estimated to a 12-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower's competitive position, financial performance, economic and industry trends, management quality and access to funds. Under the IRB approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank order the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgement, as prescribed within the Bank's credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty.

The calibration process for PD is a through-the-cycle approach.

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgement to the quantitative LGD scale.

The IRB approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure At Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility, and then adding a potential increased utilization at default, from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the Drawn amount plus (UGD x Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is largely driven by PD, UGD data is consolidated by BRR up to 1 year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore, the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Advanced IRB exposures are displayed in the following tables mapping the Bank's 20-point borrower risk rating scale to external ratings.

TABLE 56 NON-RETAIL ADVANCED IRB EXPOSURES – By Obligor Grade – Corporate

(millions of Canadian dollars, except as noted) — *As at*

	Internal ratings grade (BRR)	PD range	Exposure at Default	Average PD	Average LGD	RWAs	Average risk weighting	External rating equivalent
								October 31, 2013
Investment Grade	**0**	**0.00 to 0.01%**	**$ 10,163**	**0.00%**	**64.36%**	**$ 18**	**0.18%**	**AAA/Aaa**
	1A	**0.02 to 0.03**	**7,563**	**0.03**	**1.90**	**66**	**0.87**	**AA+/Aa1**
	1B	**0.04 to 0.04**	**4,296**	**0.04**	**13.17**	**213**	**4.96**	**AA/Aa2**
	1C	**0.05 to 0.05**	**14,798**	**0.05**	**9.65**	**662**	**4.47**	**AA-/Aa3**
	2A	**0.06 to 0.06**	**6,885**	**0.06**	**16.90**	**668**	**9.70**	**A+/A1**
	2B	**0.07 to 0.08**	**8,052**	**0.07**	**26.43**	**1,370**	**17.01**	**A/A2**
	2C	**0.09 to 0.12**	**11,591**	**0.09**	**29.33**	**2,573**	**22.20**	**A-/A3**
	3A	**0.13 to 0.17**	**7,466**	**0.13**	**34.80**	**2,136**	**28.61**	**BBB+/Baa1**
	3B	**0.18 to 0.22**	**8,585**	**0.18**	**31.07**	**2,768**	**32.24**	**BBB/Baa2**
	3C	**0.23 to 0.29**	**10,866**	**0.23**	**32.66**	**4,198**	**38.63**	**BBB-/Baa3**
Non Investment Grade	**4A**	**0.30 to 0.38**	**9,730**	**0.30**	**20.19**	**2,458**	**25.26**	**BB+/Ba1**
	4B	**0.39 to 0.58**	**9,991**	**0.39**	**21.97**	**3,060**	**30.63**	**BB/Ba2**
	4C	**0.59 to 0.90**	**8,465**	**0.59**	**21.59**	**3,029**	**35.78**	**BB-/Ba3**
	5A	**0.91 to 1.38**	**5,636**	**0.91**	**19.77**	**2,128**	**37.76**	**B+/B1**
	5B	**1.39 to 2.81**	**3,915**	**1.39**	**28.54**	**2,515**	**64.24**	**B/B2**
	5C	**2.82 to 11.67**	**16,674**	**2.82**	**10.65**	**4,788**	**28.72**	**B-/B3**
Watch and Classified	**6**	**11.68 to 22.21**	**520**	**11.68**	**25.04**	**578**	**111.15**	**CCC+/Caa1**
	7	**22.22 to 49.99**	**331**	**22.22**	**38.06**	**658**	**198.79**	**to CC/Ca**
	8	**50.00 to 99.99**	**66**	**50.00**	**27.24**	**85**	**128.79**	
Impaired/Default	**9**	**100.00**	**125**	**100.00**	**57.88**	**318**	**254.40**	**D**
Total			**$ 145,718**	**0.73%**	**23.69%**	**$ 34,289**	**23.53%**	
								October 31, 2012
Investment Grade	0	0.00 to 0.01%	$ 9,881	0.00%	61.38%	$ 14	0.14%	AAA/Aaa
	1A	0.02 to 0.03	6,673	0.03	2.51	40	0.60	AA+/Aa1
	1B	0.04 to 0.04	8,211	0.04	6.36	163	1.99	AA/Aa2
	1C	0.05 to 0.05	16,333	0.05	6.51	389	2.38	AA-/Aa3
	2A	0.06 to 0.07	5,091	0.06	19.37	505	9.92	A+/A1
	2B	0.08 to 0.10	7,592	0.08	21.33	942	12.41	A/A2
	2C	0.11 to 0.14	13,778	0.11	27.40	2,893	21.00	A-/A3
	3A	0.15 to 0.20	8,000	0.15	28.57	2,098	26.23	BBB+/Baa1
	3B	0.21 to 0.26	8,840	0.21	22.64	2,212	25.02	BBB/Baa2
	3C	0.27 to 0.33	10,143	0.27	32.53	4,170	41.11	BBB-/Baa3
Non Investment Grade	4A	0.34 to 0.42	5,826	0.34	30.54	2,480	42.57	BB+/Ba1
	4B	0.43 to 0.64	5,843	0.43	29.21	2,408	41.21	BB/Ba2
	4C	0.65 to 0.96	7,903	0.65	22.09	3,061	38.73	BB-/Ba3
	5A	0.97 to 1.45	4,503	0.97	20.86	1,835	40.75	B+/B1
	5B	1.46 to 2.88	3,527	1.46	27.75	2,148	60.90	B/B2
	5C	2.89 to 11.30	12,603	2.89	11.96	4,024	31.93	B-/B3
Watch and Classified	6	11.31 to 23.27	516	11.31	23.92	534	103.49	CCC+/Caa1
	7	23.28 to 55.12	342	23.28	30.67	554	161.99	to CC/Ca
	8	55.13 to 99.99	74	55.13	18.58	60	81.08	
Impaired/Default	9	100.00	177	100.00	57.51	535	302.26	D
Total			$ 135,856	0.74%	22.66%	$ 31,065	22.87%	

TABLE 57	NON-RETAIL ADVANCED IRB EXPOSURES – By Obligor Grade – Sovereign								
(millions of Canadian dollars, except as noted)									*As at*
	Internal ratings grade (BRR)	**PD range**	**Exposure at Default**	**Average PD**	**Average LGD**	**RWAs**	**Average risk weighting**	**External rating equivalent**	
								October 31, 2013	
Investment Grade	**0**	**0.00 to 0.01%**	**$ 187,017**	**0.00%**	**18.13%**	**$ 77**	**0.04%**	**AAA/Aaa**	
	1A	**0.02 to 0.03**	**19,116**	**0.02**	**4.11**	**127**	**0.66**	**AA+/Aa1**	
	1B	**0.04 to 0.04**	**2,251**	**0.04**	**4.18**	**24**	**1.07**	**AA/Aa2**	
	1C	**0.05 to 0.05**	**7,372**	**0.05**	**2.46**	**73**	**0.99**	**AA-/Aa3**	
	2A	**0.06 to 0.06**	**1,399**	**0.06**	**2.76**	**20**	**1.43**	**A+/A1**	
	2B	**0.07 to 0.08**	**7,218**	**0.07**	**2.35**	**60**	**0.83**	**A/A2**	
	2C	**0.09 to 0.12**	**1,494**	**0.09**	**8.96**	**98**	**6.56**	**A-/A3**	
	3A	**0.13 to 0.17**	**–**	**–**	**–**	**–**	**–**	**BBB+/Baa1**	
	3B	**0.18 to 0.22**	**106**	**0.18**	**8.63**	**6**	**5.66**	**BBB/Baa2**	
	3C	**0.23 to 0.29**	**20**	**0.23**	**7.93**	**2**	**10.00**	**BBB-/Baa3**	
Non Investment Grade	**4A**	**0.30 to 0.38**	**2**	**0.30**	**57.32**	**1**	**50.00**	**BB+/Ba1**	
	4B	**0.39 to 0.58**	**12**	**0.39**	**13.65**	**2**	**16.67**	**BB/Ba2**	
	4C	**0.59 to 0.90**	**–**	**–**	**–**	**–**	**–**	**BB-/Ba3**	
	5A	**0.91 to 1.38**	**–**	**–**	**–**	**–**	**–**	**B+/B1**	
	5B	**1.39 to 2.81**	**–**	**–**	**–**	**–**	**–**	**B/B2**	
	5C	**2.82 to 11.67**	**98**	**2.82**	**0.30**	**1**	**1.02**	**B-/B3**	
Watch and Classified	**6**	**11.68 to 22.21**	**–**	**–**	**–**	**–**	**–**	**CCC+/Caa1**	
	7	**22.22 to 49.99**	**–**	**–**	**–**	**–**	**–**	**to CC/Ca**	
	8	**50.00 to 99.99**	**–**	**–**	**–**	**–**	**–**		
Impaired/Default	**9**	**100.00**	**–**	**–**	**–**	**–**	**–**	**D**	
Total			**$ 226,105**	**0.01%**	**15.62%**	**$ 491**	**0.22%**		
								October 31, 2012	
Investment Grade	0	0.00 to 0.01%	$ 191,106	0.00%	11.90%	$ 111	0.06%	AAA/Aaa	
	1A	0.02 to 0.03	16,881	0.02	4.69	141	0.84	AA+/Aa1	
	1B	0.04 to 0.04	3,169	0.04	4.80	20	0.63	AA/Aa2	
	1C	0.05 to 0.05	6,685	0.05	2.00	48	0.72	AA-/Aa3	
	2A	0.06 to 0.07	547	0.06	4.61	15	2.74	A+/A1	
	2B	0.08 to 0.10	4,166	0.08	2.45	44	1.06	A/A2	
	2C	0.11 to 0.14	1,151	0.11	12.37	96	8.34	A-/A3	
	3A	0.15 to 0.20	124	0.15	0.17	–	–	BBB+/Baa1	
	3B	0.21 to 0.26	93	0.21	10.60	8	8.60	BBB/Baa2	
	3C	0.27 to 0.33	8	0.27	21.81	1	12.50	BBB-/Baa3	
Non Investment Grade	4A	0.34 to 0.42	1	0.34	55.98	1	100.00	BB+/Ba1	
	4B	0.43 to 0.64	2	0.43	55.98	1	50.00	BB/Ba2	
	4C	0.65 to 0.96	20	0.65	–	–	–	BB-/Ba3	
	5A	0.97 to 1.45	–	–	–	–	–	B+/B1	
	5B	1.46 to 2.88	–	–	–	–	–	B/B2	
	5C	2.89 to 11.30	94	2.89	0.02	–	–	B-/B3	
Watch and Classified	6	11.31 to 23.27	–	–	–	–	–	CCC+/Caa1	
	7	23.28 to 55.12	–	–	–	–	–	to CC/Ca	
	8	55.13 to 99.99	–	–	–	–	–		
Impaired/Default	9	100.00	–	–	–	–	–	D	
Total			$ 224,047	0.01%	10.76%	$ 486	0.22%		

TABLE 58	NON-RETAIL ADVANCED IRB EXPOSURES – By Obligor Grade – Bank							
(millions of Canadian dollars, except as noted)								As at
	Internal ratings grade (BRR)	PD range	Exposure at Default	Average PD	Average LGD	RWAs	Average risk weighting	External rating equivalent
								October 31, 2013
Investment Grade	**0**	**0.00 to 0.01%**	**$ 1,814**	**0.01%**	**57.29%**	**$ 47**	**2.59%**	**AAA/Aaa**
	1A	**0.02 to 0.03**	**730**	**0.03**	**57.32**	**121**	**16.58**	**AA+/Aa1**
	1B	**0.04 to 0.04**	**980**	**0.04**	**56.01**	**170**	**17.35**	**AA/Aa2**
	1C	**0.05 to 0.05**	**12,732**	**0.05**	**30.81**	**1,589**	**12.48**	**AA-/Aa3**
	2A	**0.06 to 0.06**	**21,147**	**0.06**	**18.69**	**1,850**	**8.75**	**A+/A1**
	2B	**0.07 to 0.08**	**23,303**	**0.07**	**14.68**	**1,936**	**8.31**	**A/A2**
	2C	**0.09 to 0.12**	**19,464**	**0.09**	**17.52**	**2,474**	**12.71**	**A-/A3**
	3A	**0.13 to 0.17**	**8,161**	**0.13**	**17.04**	**1,119**	**13.71**	**BBB+/Baa1**
	3B	**0.18 to 0.22**	**4,100**	**0.18**	**7.49**	**259**	**6.32**	**BBB/Baa2**
	3C	**0.23 to 0.29**	**1,591**	**0.23**	**23.22**	**328**	**20.62**	**BBB-/Baa3**
Non Investment Grade	**4A**	**0.30 to 0.38**	**821**	**0.30**	**4.52**	**43**	**5.24**	**BB+/Ba1**
	4B	**0.39 to 0.58**	**330**	**0.39**	**12.70**	**47**	**14.24**	**BB/Ba2**
	4C	**0.59 to 0.90**	**69**	**0.59**	**7.72**	**11**	**15.94**	**BB-/Ba3**
	5A	**0.91 to 1.38**	**2**	**0.91**	**24.45**	**1**	**50.00**	**B+/B1**
	5B	**1.39 to 2.81**	**42**	**1.39**	**57.32**	**63**	**150.00**	**B/B2**
	5C	**2.82 to 11.67**	**9**	**2.82**	**34.99**	**8**	**88.89**	**B-/B3**
Watch and Classified	**6**	**11.68 to 22.21**	**–**	**–**	**–**	**–**	**–**	**CCC+/Caa1**
	7	**22.22 to 49.99**	**–**	**–**	**–**	**–**	**–**	**to CC/Ca**
	8	**50.00 to 99.99**	**–**	**–**	**–**	**–**	**–**	
Impaired/Default	**9**	**100.00**	**–**	**–**	**–**	**–**	**–**	**D**
Total			**$ 95,295**	**0.08%**	**19.82%**	**$ 10,066**	**10.56%**	
								October 31, 2012
Investment Grade	0	0.00 to 0.02%	$ 2,930	0.01%	65.28%	$ 92	3.14%	AAA/Aaa
	1A	0.03 to 0.03	1,748	0.03	49.83	114	6.52	AA+/Aa1
	1B	0.04 to 0.04	572	0.04	55.60	136	23.78	AA/Aa2
	1C	0.05 to 0.05	33,488	0.05	12.11	1,321	3.94	AA-/Aa3
	2A	0.06 to 0.07	20,550	0.06	20.01	1,549	7.54	A+/A1
	2B	0.08 to 0.10	32,068	0.08	11.15	1,554	4.85	A/A2
	2C	0.11 to 0.14	13,621	0.11	21.05	1,590	11.67	A-/A3
	3A	0.15 to 0.20	14,957	0.15	8.92	974	6.51	BBB+/Baa1
	3B	0.21 to 0.26	2,417	0.21	11.13	220	9.10	BBB/Baa2
	3C	0.27 to 0.33	2,118	0.27	18.67	370	17.47	BBB-/Baa3
Non Investment Grade	4A	0.34 to 0.42	2,158	0.34	6.13	123	5.70	BB+/Ba1
	4B	0.43 to 0.64	129	0.43	30.05	43	33.33	BB/Ba2
	4C	0.65 to 0.96	273	0.65	13.82	52	19.05	BB-/Ba3
	5A	0.97 to 1.45	1	0.97	9.43	–	–	B+/B1
	5B	1.46 to 2.88	1	1.46	40.89	1	100.00	B/B2
	5C	2.89 to 11.30	200	2.89	14.94	91	45.50	B-/B3
Watch and Classified	6	11.31 to 23.27	–	–	–	–	–	CCC+/Caa1
	7	23.28 to 55.12	–	–	–	–	–	to CC/Ca
	8	55.13 to 99.99	37	55.13	9.19	16	43.24	
Impaired/Default	9	100.00	–	–	–	–	–	D
Total			$ 127,268	0.11%	15.68%	$ 8,246	6.48%	

Credit Risk Exposures subject to the Standardized Approach

Currently the Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio. We are currently in the process of transitioning this portfolio to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody's, S&P, and Fitch to determine the appropriate risk weight for our exposures to Sovereigns (governments, central banks and certain public sector entities) and Banks (regulated deposit-taking institutions, securities firms and certain public sector entities).

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%

[1] The risk weight may vary according to the external risk rating.
[2] 35% applied when loan to value <=80%, 75% when loan-to-value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. We use the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Credit group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. We establish various limits including gross notional limits to manage business volumes and concentrations. We regularly assess market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Market Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact our market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. We may also execute certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. We measure and manage specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2013, after taking into account risk mitigation strategies, the Bank does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank's credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

- Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
- Model performance – Estimates continue to be discriminatory, stable, and predictive.
- Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
- Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with TD's Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on the Bank's own assessment of the borrower's or counterparty's credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory, fixed assets and automobiles. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation and to document, register, perfect and monitor collateral.

We also use collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.

From time-to-time, we may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, we only recognize irrevocable guarantees for Commercial and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. These are computer-based tools used to estimate or validate the market value of homes using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. We have specific risk management guidelines addressing the circumstances when they may be used and processes to periodically validate AVMs including obtaining third party appraisals.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 59 GROSS CREDIT RISK EXPOSURE – Standardized and AIRB Approaches[1]

(millions of Canadian dollars)						As at
		October 31, 2013				October 31, 2012
	Standardized	**AIRB**	**Total**	Standardized	AIRB	Total
Retail						
Residential secured	**$ 25,671**	**$ 251,809**	**$ 277,480**	$ 22,463	$ 234,240	$ 256,703
Qualifying revolving retail	**–**	**43,862**	**43,862**	–	43,173	43,173
Other retail	**41,225**	**34,465**	**75,690**	32,921	30,707	63,628
Total retail	**66,896**	**330,136**	**397,032**	55,384	308,120	363,504
Non-retail[2]						
Corporate	**69,411**	**145,718**	**215,129**	61,052	135,856	196,908
Sovereign	**24,783**	**81,489**	**106,272**	20,470	78,459	98,929
Bank	**16,827**	**95,295**	**112,122**	16,461	127,268	143,729
Total non-retail	**111,021**	**322,502**	**433,523**	97,983	341,583	439,566
Gross credit risk exposures	**$ 177,917**	**$ 652,638**	**$ 830,555**	$ 153,367	$ 649,703	$ 803,070

[1] Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.

[2] Effective 2013, non-retail exposures do not include OSFI "deemed" Qualifying Central Counterparty (QCCP) exposures as these are instead included with "other credit risk-weighted assets", in accordance with the Basel III regulatory framework. Prior to 2013, non-retail exposures included QCCP exposures, in accordance with the Basel II regulatory framework.

Other Credit Risk Exposures

Non-trading Equity Exposures

Our non-trading equity exposures are at a level that represents less than 5% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody's, S&P, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody's, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies' published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.

Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.

We use the results of the IAA in all aspects of our credit risk management including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations from trading activities.

Non-Trading Market Risk is the risk of loss in financial instruments, the balance sheet or in earnings, or the risk of volatility in earnings from non-trading activities such as asset-liability management or investments, predominantly from interest rate, foreign exchange and equity risks.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the everyday banking transactions that our customers execute with us.

We comply with the Basel III market risk requirements as at October 31, 2013 using the Internal Model Method.

MARKET RISK LINKAGE TO THE BALANCE SHEET

The table below provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as Trading Market Risk.

TABLE 60 MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)

				As at
				October 31, 2013
	Balance Sheet	**Trading Market Risk**	**Non-Trading Market Risk**	**Non-Trading Market Risk – primary risk sensitivity**
Assets subject to market risk				
Interest-bearing deposits with banks	**$ 28,855**	**$ 285**	**$ 28,570**	**Interest rate**
Trading loans, securities, and other	**101,928**	**98,682**	**3,246**	**Interest rate**
Derivatives	**49,461**	**44,077**	**5,384**	**Equity, foreign exchange, interest rate**
Financial assets designated at fair value	**6,532**	**–**	**6,532**	**Interest rate**
Available-for-sale securities	**79,541**	**–**	**79,541**	**Foreign exchange, interest rate**
Held-to-maturity securities	**29,961**	**–**	**29,961**	**Foreign exchange, interest rate**
Securities purchased under reverse repurchase agreements	**64,283**	**5,331**	**58,952**	**Interest rate**
Loans	**447,777**	**–**	**447,777**	**Interest rate**
Customers' liability under acceptances	**6,399**	**–**	**6,399**	**Interest rate**
Investment in TD Ameritrade	**5,300**	**–**	**5,300**	**Equity**
Other assets[1]	**1,915**	**–**	**1,915**	**Interest rate**
Assets not exposed to market risk	**40,580**	**–**	**–**	
Total Assets	**862,532**	**148,375**	**673,577**	
Liabilities subject to market risk				
Trading deposits	**47,593**	**1,531**	**46,062**	**Interest rate**
Derivatives	**49,471**	**45,655**	**3,816**	**Foreign exchange, interest rate**
Securitization liabilities at fair value	**21,960**	**10,216**	**11,744**	**Interest rate**
Other financial liabilities designated at fair value through profit or loss	**12**	**–**	**12**	**Interest rate**
Deposits	**543,476**	**–**	**543,476**	**Equity, interest rate**
Acceptances	**6,399**	**–**	**6,399**	**Interest rate**
Obligations related to securities sold short	**41,829**	**39,479**	**2,350**	**Interest rate**
Obligations related to securities sold under repurchase agreements	**34,414**	**5,825**	**28,589**	**Interest rate**
Securitization liabilities at amortized cost	**25,592**	**–**	**25,592**	**Interest rate**
Subordinated notes and debentures	**7,982**	**–**	**7,982**	**Interest rate**
Liability for preferred shares	**27**	**–**	**27**	**Interest rate**
Liability for capital trust securities	**1,740**	**–**	**1,740**	**Interest rate**
Other liabilities[1]	**12,698**	**–**	**12,698**	**Interest rate**
Liabilities and Equity not exposed to market risk	**69,339**	**–**	**–**	
Total Liabilities and equity	**$ 862,532**	**$ 102,706**	**$ 690,487**	
				October 31, 2012
Assets subject to market risk				
Interest-bearing deposits with banks	$ 21,692	$ 199	$ 21,493	Interest rate
Trading loans, securities, and other	94,531	86,759	7,772	Interest rate
Derivatives	60,919	54,983	5,936	Equity, foreign exchange, interest rate
Financial assets designated at fair value	6,173	–	6,173	Interest rate
Available-for-sale securities	98,576	–	98,576	Foreign exchange, interest rate
Held-to-maturity securities	–	–	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	69,198	9,340	59,858	Interest rate
Loans	411,492	–	411,492	Interest rate
Customers' liability under acceptances	7,223	–	7,223	Interest rate
Investment in TD Ameritrade	5,344	–	5,344	Equity
Other assets[1]	1,843	–	1,843	Interest rate
Assets not exposed to market risk	34,115	–	–	
Total Assets	811,106	151,281	625,710	
Liabilities subject to market risk				
Trading deposits	38,774	1,500	37,274	Interest rate
Derivatives	64,997	60,494	4,503	Foreign exchange, interest rate
Securitization liabilities at fair value	25,324	9,355	15,969	Interest rate
Other financial liabilities designated at fair value through profit or loss	17	–	17	Interest rate
Deposits	487,754	–	487,754	Equity, interest rate
Acceptances	7,223	–	7,223	Interest rate
Obligations related to securities sold short	33,435	31,079	2,356	Interest rate
Obligations related to securities sold under repurchase agreements	38,816	10,232	28,584	Interest rate
Securitization liabilities at amortized cost	26,190	–	26,190	Interest rate
Subordinated notes and debentures	11,318	–	11,318	Interest rate
Liability for preferred shares	26	–	26	Interest rate
Liability for capital trust securities	2,224	–	2,224	Interest rate
Other liabilities[1]	11,828	–	11,828	Interest rate
Liabilities and Equity not exposed to market risk	63,180	–	–	
Total Liabilities and equity	$ 811,106	$ 112,660	$ 635,266	

[1] Other assets and liabilities related to retirement benefits, insurance and special purpose entity liabilities.

MARKET RISK IN TRADING ACTIVITIES

The overall objective of TD's trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. TD must take risk in order to provide effective service in markets where our clients trade. In particular, TD needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients while balancing the risks inherent in its dealing activities.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Market Risk Control within Risk Management. The Market Risk and Capital Committee meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommends changes to risk policies, reviews underwriting inventories, and the usage of capital and assets in Wholesale Banking. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during fiscal 2013.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD's Risk Appetite for trading market risk.

Trading Limits

We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD's market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional limits, credit spread limits, yield curve shift limits, price, and volatility limits.

Another primary measure of trading limits is VaR, which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. TD values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A 1 day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a 10 day holding period.

The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the year ending October 31, 2013, there were 21 days of trading losses and trading-related income was positive for 92% of the trading days. Losses in the year did not exceed VaR on any trading day.



TOTAL VALUE-AT-RISK AND TRADING-RELATED REVENUE
(millions of Canadian dollars)
Trading-related Revenue
Total Value-at-Risk
$30
20
10
0
(10)
(20)
(30)
Nov 1, 2012
Nov 8, 2012
Nov 15, 2012
Nov 22, 2012
Nov 29, 2012
Dec 6, 2012
Dec 13, 2012
Dec 20, 2012
Dec 27, 2012
Jan 3, 2013
Jan 10, 2013
Jan 17, 2013
Jan 24, 2013
Jan 31, 2013
Feb 7, 2013
Feb 14, 2013
Feb 21, 2013
Feb 28, 2013
Mar 7, 2013
Mar 14, 2013
Mar 21, 2013
Mar 28, 2013
Apr 4, 2013
Apr 11, 2013
Apr 18, 2013
Apr 25, 2013
May 2, 2013
May 9, 2013
May 16, 2013
May 23, 2013
May 30, 2013
Jun 6, 2013
Jun 13, 2013
Jun 20, 2013
Jun 27, 2013
Jul 4, 2013
Jul 11, 2013
Jul 18, 2013
Jul 25, 2013
Aug 1, 2013
Aug 8, 2013
Aug 15, 2013
Aug 22, 2013
Aug 29, 2013
Sep 5, 2013
Sep 12, 2013
Sep 19, 2013
Sep 26, 2013
Oct 3, 2013
Oct 10, 2013
Oct 17, 2013
Oct 24, 2013
Oct 31, 2013

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

- VaR uses historical data to estimate future events, which limits its forecasting abilities;
- it does not provide information on losses beyond the selected confidence level; and
- it assumes that all positions can be liquidated during the holding period used for VaR calculation.

We continuously improve our VaR methodologies and incorporate new risk measures in line with market conventions, industry best practices and regulatory requirements.

To mitigate some of the shortcomings of VaR we use additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress testing framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, TD also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the last quarter of fiscal 2013, Stressed VaR was calculated using the one-year period that began on February 1st, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The incremental risk charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TABLE 61 **PORTFOLIO MARKET RISK MEASURES**

(millions of Canadian dollars)				**2013**				2012
	As at	**Average**	**High**	**Low**	As at	Average	High	Low
Interest rate risk	**$ 3.2**	**$ 9.7**	**$ 19.2**	**$ 2.9**	$ 8.5	$ 8.6	$ 18.5	$ 5.3
Credit spread risk	**6.0**	**6.0**	**10.9**	**2.4**	2.5	7.4	14.7	2.2
Equity risk	**2.5**	**3.6**	**8.8**	**1.8**	3.2	3.5	6.2	1.6
Foreign exchange risk	**1.7**	**1.4**	**5.8**	**0.3**	1.1	2.3	7.4	0.4
Commodity risk	**0.5**	**0.9**	**2.3**	**0.4**	1.6	1.0	2.4	0.5
Idiosyncratic debt specific risk	**14.2**	**16.5**	**23.6**	**11.3**	15.2	23.7	39.4	13.9
Diversification effect[1]	**(12.8)**	**(18.8)**	**n/m[2]**	**n/m[2]**	(15.5)	(20.4)	n/m[2]	n/m[2]
Total Value-at-Risk	**$ 15.3**	**$ 19.3**	**$ 26.9**	**$ 13.7**	$ 16.6	$ 26.1	$ 41.1	$ 14.8
Stressed Value-at-Risk (one day)	**$ 27.6**	**$ 32.0**	**$ 44.3**	**$ 22.4**	$ 28.4	$ 47.7	$ 77.6	$ 26.0
Incremental Risk Capital Charge (one year)	**$ 185.6**	**$ 267.9**	**$ 369.6**	**$ 177.6**	$ 247.8	$ 273.3	$ 387.6	$ 178.3

[1] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.

[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR and Stressed VaR decreased compared with the prior year by $6.8 million and $15.7 million, respectively, with the largest contributor being a decrease in idiosyncratic debt specific risk, which was primarily driven by improvements in the quality of data underlying the model. Average IRC was relatively flat compared with the prior year, but has fluctuated during the year due to position changes.

Validation of VaR Model

TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

TD's trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, and the credit crisis of fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

We are also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in our remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Insurance, Credit Cards and Enterprise Strategy, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business segments engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net interest income contribution from our asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios.
- Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers.
- Developing and implementing strategies to stabilize net interest income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on the Bank. Two measures that are used are Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in net interest income over the next 12 months for an immediate and sustained 100 bps unfavourable interest rate shock. EaR measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next 12-month period and reflects how TD's net interest income will change over that period as a result of the interest rate shock. EVaR is defined as the difference between the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and EaR exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rate does not become negative.

The model used to calculate EaR and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy or management actions in response to changes in market conditions.

TD's policy sets overall limits on EVaR and EaR which are linked to capital and net interest income, respectively. These Board limits are set consistent with TD's enterprise risk appetite and are periodically reviewed and approved by the Risk Committee of the Board. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits (if any) are escalated to both the ALCO and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM's management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for EaR and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits (if any) are escalated to the ALCO in a timely manner.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objective is to stabilize interest income over time through disciplined asset/liability matching.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

- A target interest sensitivity profile for our core deposit portfolio.
- Our targeted investment profile on our net equity position.
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.

- **Rate Commitments:** We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers' propensity to fund and their preference for fixed or floating rate mortgage products is influenced by factors such as market mortgage rates, house prices and seasonality.
- **Asset Prepayment:** We model our exposure to written options embedded in other products, such as the rights to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by non-market incentives such as mortgage age, house prices and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.
- **Non Maturity Liabilities:** We model our exposure to non-maturity liabilities such as core deposits by assessing interest rate elasticity and balance permanence using historical data and business judgement. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements and changes to customer liquidity preferences.

To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff of a purchased option. We also model the margin compression that would be caused by declining interest rates on certain rate sensitive demand deposit accounts.

Other market risks monitored on a regular basis include:

- **Basis Risk:** The Bank is exposed to risks related to various market indices.
- **Equity Risk:** The Bank is exposed to equity risk through its equity-linked GIC product offering. The exposure is managed by purchasing options to replicate the equity payoff.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.


ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After-tax –
October 31, 2013 and October 31, 2012
(millions of Canadian dollars)
$150
50
(50)
(150)
(250)
(350)
(450)
(550)
Change in present value (millions)
Q4 2013: $(31.0) million
Q4 2012: $(161.8) million
(2.0)
(1.5)
(1.0)
(0.5)
0
0.5
1.0
1.5
2.0
Parallel interest rate shock (percentage)

The Bank uses derivative financial instruments, wholesale investments and funding instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2013, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders' equity by $31 million (October 31, 2012 – $161.8 million) after tax. An immediate and sustained 100 bps decrease in Canadian interest rates and a 25 bps decrease in U.S. interest rates would have reduced the economic value of shareholders' equity by $9.4 million (October 31, 2012 – $ 80.5 million) after tax.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 62 SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY

(millions of Canadian dollars)	**October 31, 2013**		October 31, 2012	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ 9.5**	**$ (1.3)**	$ (14.5)	$ (70.1)
U.S. dollar[1]	**(40.5)**	**(8.1)**	(147.3)	(10.4)
	$ (31.0)	**$ (9.4)**	$ (161.8)	$ (80.5)

[1] EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2013 would have increased pre-tax net interest income by $562.0 million (October 31, 2012 – $225.1 million increase) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2013 would have decreased pre-tax net interest income by $372.5 million (October 31, 2012 – $187.9 million decrease) in the next 12 months. Over the last year, the reported EaR exposures have grown due to an increasing portion of permanent non-rate sensitive deposits being invested in a shorter term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported EaR remains consistent with the Bank's risk appetite and within established Board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 63 **SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY**

(millions of Canadian dollars)	**October 31, 2013**		October 31, 2012	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ 309.1**	**$ (309.1)**	$ 171.8	$ (171.8)
U.S. dollar[1]	**252.9**	**(63.4)**	53.3	(16.1)
	$ 562.0	**$ (372.5)**	$ 225.1	$ (187.9)

[1] EaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net interest income and shareholders' equity, and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for TD's own portfolio.

WHY MARGINS ON AVERAGE EARNING ASSETS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift as the mix of business changes.
- Changes in the prime Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems or from human activities or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must mitigate and manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD's operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk, and to proceed towards implementation.

WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that designs and maintains TD's overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management through the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.

We also maintain program groups who oversee specific enterprise wide operational risk policies that require dedicated mitigation and control activities. These policies govern the activities of the Corporate functions responsible for the management and appropriate oversight over business continuity, supplier risk management, financial crime risk management, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business segment and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of TD.

HOW WE MANAGE OPERATIONAL RISK

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes risk appetite, policies, processes as well as limits and governance. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD's risk appetite for operational risk. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit's and each corporate area's operational risk exposures. In addition, the expectations of the Risk Committee of the Board and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate and compliant with our policies.

Operational Risk Event Monitoring

In order to reduce our exposure to future loss, it is critical that we remain aware of and respond to our own and industry operational risks. Our policies and processes require that operational risk events be identified, tracked and reported to the appropriate level of management to ensure that we analyze and manage such risks appropriately and take suitable corrective and preventative action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the status of risk throughout the Bank to report to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention are maintained over current and emerging issues.

Insurance

To provide the Bank with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate. In transferring risk through insurance, the Bank transacts with external insurers that satisfy the Bank's minimum financial rating requirements.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management

A third party supplier/vendor is an entity whose business is to supply a particular service or commodity. The benefits of leveraging third parties include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these relationships bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level third-party risk management program that guides third-party activities and ensures the level of risk management and senior management oversight is appropriate to the size, risk and importance of the third-party arrangement.

Project Management

We have established a disciplined approach to project management across the enterprise coordinated by our Enterprise Project Management Office (EPMO). This approach involves senior management governance and oversight of TD's project portfolio and leverages leading industry practices to guide TD's use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime

Detecting fraud and other forms of financial crime are very important to the Bank. To do this we maintain extensive security systems, protocols and practices to detect and mitigate financial crimes against the Bank.

Model Risk Management

The Bank views Model Risk as the risk of the misspecification or misuse of models for pricing, risk management, credit scoring and for determining economic and regulatory capital resulting in adverse consequences such as financial loss or incorrect business and strategic decisions. The Bank manages this risk in accordance with management approved model risk policies and supervisory guidance which captures the entire life cycle of a model starting from proof of concept, development, initial and ongoing validation, model implementation, usage and ongoing performance monitoring. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank's model risk policy.

Business segments identify the need for a new model and are responsible for developing and documenting that model according to Bank policy and regulatory standards. During model development all controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank's model risk policy and to ensure there is no inappropriate practices/use.

Risk Management owns and maintains a centralized model inventory and provides oversight of all models defined in the Bank's model risk policy and is responsible for formal model validation and approval of new models before implementation and existing models on a pre-determined schedule depending on regulatory requirements and materiality. The validation process varies in rigour, depending on the model type and use but generally includes:

- Assessment of the conceptual soundness of model methodologies and underlying assumptions;
- Assessment of model risk associated with a model based on complexity and materiality;
- Assessment of model sensitivity to model assumptions and changes in data inputs including stress testing;
- Identification of limitations, proposal of model risk mitigation mechanisms, and in the case of ongoing validation, assurance that model performance and limitations are adequately monitored; and
- Regular oversight and periodic model reviews.

When appropriate, initial validation includes a benchmarking exercise which may include the building of an independent model based on a similar or alternative validation approach. The results of the benchmark model are compared to the model being assessed. Comparable performance further confirms the appropriateness of the model's methodology and its implementation.

At the conclusion of the validation process, a model will either be approved for use, or should a model fail validation, require redevelopment or other courses of action. Models identified as obsolete, or no longer appropriate for use through changes in industry practices, the business environment, or Bank strategies are subject to decommissioning. Model decommissioning responsibilities are shared between business owners and Risk Management. To effectively mitigate model risk in this phase, implementation of Risk Management approved interim risk mitigation mechanisms is required before the model can be decommissioned or replaced.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (for example, catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. We are exposed to insurance risk in our property and casualty insurance business, life and health insurance business and reinsurance business.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors, as well as independent external appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

The Bank's risk governance practices ensure strong independent oversight and control of risk within the Insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance. The Insurance Risk Management Framework is maintained by Risk Management and supports alignment with TD's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. TD engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, TD regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated.

Sound product design is an essential element of managing risk. TD's exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

Liquidity Risk

Liquidity risk is the risk that TD will be unable to meet a demand for cash, or fund its obligations, as they come due. Demand for cash can arise from deposit withdrawals, debt maturities, utilization of commitments to provide credit or liquidity support and/or the need to pledge additional collateral.

As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our businesses under normal and stress conditions. In the event of a funding disruption, we need to be able to continue operating without the requirement to sell non-marketable assets and/or significantly altering our business strategy. The process that ensures adequate access to funding, availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

TD'S LIQUIDITY RISK APPETITE

Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot (or are perceived as not being able to) meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, TD maintains a sound and prudent approach to managing our potential exposure to liquidity risk, including targeting a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a 365-day survival horizon under a pro-longed bank-specific stress scenario that impacts the Bank's access to unsecured wholesale funding. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

ALCO oversee our liquidity risk management program. It ensures there is an effective management structure in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO, comprised of senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. The GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.

The following treasury areas are responsible for measuring, monitoring and managing liquidity risks for major business segments:

- TBSM is responsible for maintaining the Global Liquidity and Asset Pledging Policy (GLAP) and associated limits, standards and processes to ensure that consistent and efficient liquidity management approaches are applied across all of our operations. TBSM also manages and reports the combined Canadian Personal and Commercial Banking (including domestic Wealth businesses); Corporate segment and Wholesale Banking liquidity positions.
- U.S. TBSM is responsible for managing the liquidity position for U.S. Personal and Commercial Banking operations.
- Other regional treasury-related operations, including those within our insurance, foreign branches and/or subsidiaries are responsible for managing their liquidity risk and positions.
- Management overseeing liquidity at the regional level policies and liquidity risk management programs that are consistent with the GLAP and are necessary to address local business conditions and/or regulatory requirements.
- GLAP and regional policies are subject to review by the GLF and approval by the ALCO.
- The Risk Committee of the Board frequently reviews reporting of our enterprise liquidity position and approves Liquidity Risk Management Framework and Board Policies annually.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquid assets we need to hold to cover expected future cash flow requirements, and prudent reserve against potential cash outflows in the event of a capital markets disruption or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative "Severe Combined Stress" scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We also assume loss of access to all forms of external unsecured funding during the 90-day survival period.

In addition to this bank-specific event, the "Severe Combined Stress" scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. We also calculate "required liquidity" for this scenario related to the following conditions:

- 100% of all maturing unsecured wholesale and secured funding coming due;
- Accelerated attrition or "run-off" of personal and commercial deposit balances;
- Increased utilization of available credit facilities to personal, commercial and corporate lending customers;
- Increased collateral requirements associated with downgrades in TD's credit rating and adverse movement in reference rates for all derivative contracts; and
- Coverage of maturities related to Bank-sponsored funding programs, such as the bankers' acceptances we issue on behalf of clients and short-term revolving asset-backed commercial paper (ABCP) channels.

TD's liquidity policy stipulates that we must maintain sufficient "available liquidity" to cover "required liquidity" at all times throughout the "Severe Combined Stress" scenario. The liquid assets we include as "available liquidity" must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the 90-day survival horizon. Liquid assets that we consider when determining the Bank's "available liquidity" are summarized in the following table, which does not include assets held within TD's insurance businesses as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank's general liquidity requirements:

TABLE 64 **SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY**[1,2]

(billions of Canadian dollars, except as noted) *As at*

	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets		Encumbered liquid assets	Unencumbered liquid assets
						October 31, 2013
Canadian government obligations	**$ 16.7**	**$ 27.3**	**$ 44.0**	**13%**	**$ 25.3**	**$ 18.7**
NHA MBS	**42.6**	**0.6**	**43.2**	**13**	**7.9**	**35.3**
Provincial government obligations	**4.3**	**5.4**	**9.7**	**3**	**5.9**	**3.8**
Corporate issuer obligations	**6.5**	**4.0**	**10.5**	**3**	**0.6**	**9.9**
Equities	**20.1**	**3.0**	**23.1**	**7**	**4.8**	**18.3**
Other marketable securities and/or loans	**2.8**	**0.2**	**3.0**	**1**	**0.3**	**2.7**
Total Canadian dollar-denominated	**$ 93.0**	**$ 40.5**	**$ 133.5**	**40%**	**$ 44.8**	**$ 88.7**
Cash and due from Banks	**20.6**	**–**	**20.6**	**6**	**0.5**	**20.1**
U.S. government obligations	**1.7**	**28.6**	**30.3**	**9**	**28.6**	**1.7**
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	**26.0**	**4.9**	**30.9**	**9**	**7.7**	**23.2**
Other sovereign obligations	**27.4**	**23.8**	**51.2**	**16**	**3.1**	**48.1**
Corporate issuer obligations	**41.7**	**2.6**	**44.3**	**13**	**5.1**	**39.2**
Equities	**8.0**	**1.7**	**9.7**	**3**	**0.8**	**8.9**
Other marketable securities and/or loans	**6.0**	**5.5**	**11.5**	**4**	**5.8**	**5.7**
Total non-Canadian dollar-denominated	**$ 131.4**	**$ 67.1**	**$ 198.5**	**60%**	**$ 51.6**	**$ 146.9**
Total	**$ 224.4**	**$ 107.6**	**$ 332.0**	**100%**	**$ 96.4**	**$ 235.6**
						October 31, 2012
Canadian government obligations	$ 17.9	$ 25.1	$ 43.0	14%	$ 23.9	$ 19.1
NHA MBS	31.3	1.3	32.6	11	6.3	26.3
Provincial government obligations	3.8	4.0	7.8	3	4.1	3.7
Corporate issuer obligations	5.2	3.1	8.3	3	0.8	7.5
Equities	21.7	4.1	25.8	9	4.3	21.5
Other marketable securities and/or loans	2.8	0.1	2.9	1	–	2.9
Total Canadian dollar-denominated	$ 82.7	$ 37.7	$ 120.4	41%	$ 39.4	$ 81.0
Cash and due from Banks	11.4	–	11.4	3	–	11.4
U.S. government obligations	4.3	24.2	28.5	9	26.3	2.2
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	30.4	2.7	33.1	11	7.1	26.0
Other sovereign obligations	24.7	24.8	49.5	16	1.8	47.7
Corporate issuer obligations	32.8	2.6	35.4	12	2.9	32.5
Equities	3.7	1.8	5.5	2	1.1	4.4
Other marketable securities and/or loans	8.1	9.3	17.4	6	10.3	7.1
Total non-Canadian dollar-denominated	$ 115.4	$ 65.4	$ 180.8	59%	$ 49.5	$ 131.3
Total	$ 198.1	$ 103.1	$ 301.2	100%	$ 88.9	$ 212.3

[1] Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase transactions.

[2] Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the table below:

TABLE 65 **SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES**

(billions of Canadian dollars) *As at*

	October 31 2013	October 31 2012
The Toronto-Dominion Bank (Parent)	**$ 57.7**	$ 56.9
Major bank subsidiaries	**142.9**	120.2
Bank foreign branches	**34.6**	34.8
Other subsidiaries	**0.4**	0.4
Total	**$ 235.6**	$ 212.3

TD's monthly average liquid assets for the year ended October 31, 2013 are summarized in the table below:

TABLE 66 SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]

(billions of Canadian dollars, except as noted)						Average for the year ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions[2]	Total liquid assets		Encumbered liquid assets	Unencumbered liquid assets[2]
						October 31, 2013
Canadian government obligations	$ 15.0	$ 28.8	$ 43.8	14%	$ 23.8	$ 20.0
NHA MBS	39.8	0.5	40.3	12	7.8	32.5
Provincial government obligations	4.0	5.6	9.6	3	5.4	4.2
Corporate issuer obligations	6.6	3.5	10.1	3	0.6	9.5
Equities	21.4	4.0	25.4	8	5.3	20.1
Other marketable securities and/or loans	1.6	0.2	1.8	1	0.3	1.5
Total Canadian dollar-denominated	**$ 88.4**	**$ 42.6**	**$ 131.0**	**41%**	**$ 43.2**	**$ 87.8**
Cash and due from Banks	19.0	–	19.0	6	0.1	18.9
U.S. government obligations	3.0	28.6	31.6	10	29.9	1.7
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	25.7	5.2	30.9	10	7.8	23.1
Other sovereign obligations	25.2	20.9	46.1	14	2.5	43.6
Corporate issuer obligations	37.0	2.4	39.4	12	4.9	34.5
Equities	5.3	1.8	7.1	2	1.1	6.0
Other marketable securities and/or loans	7.5	8.0	15.5	5	8.2	7.3
Total non-Canadian dollar-denominated	**$ 122.7**	**$ 66.9**	**$ 189.6**	**59%**	**$ 54.5**	**$ 135.1**
Total	**$ 211.1**	**$ 109.5**	**$ 320.6**	**100%**	**$ 97.7**	**$ 222.9**

[1] Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase transactions.

[2] Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in following table:

TABLE 67 SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(billions of Canadian dollars)	Average for the year ended
	October 31, 2013
The Toronto-Dominion Bank (Parent)	$ 60.0
Major bank subsidiaries	131.0
Bank foreign branches	31.5
Other subsidiaries	0.4
Total	**$ 222.9**

Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. Where appropriate, we apply a downward adjustment to current market value reflective of expected market conditions and investor requirements during the "Severe Combined Stress" scenario. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio. "Available liquidity" also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S.

TD has access to the Bank of Canada's emergency lending assistance program, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

Our surplus liquid-asset position for each business segment is calculated by deducting "required liquidity" from "available liquidity". TD does not consolidate the surplus liquidity of U.S. Personal and Commercial Banking with the positions of other segments due to investment restrictions imposed by the U.S. Federal Reserve of funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in certain Wealth and Insurance subsidiaries are not included in the liquidity position calculation for Canadian Personal and Commercial Banking due to regulatory investment restrictions.

TD also maintains foreign branches in key global centres such as New York, London and Singapore to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.

The ongoing measurement of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash in a liquidity stress event. Additional stress scenarios are also used to evaluate the potential range of "required liquidity" levels that the Bank could encounter. We have liquidity contingency funding plans (CFP) in place for each major business segment and local jurisdiction to document liquidity management actions and governance in relation to stress events. CFP documentation is an integral component of the Bank's overall liquidity risk management program.

Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets, and could also affect our ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 68 **CREDIT RATINGS**

		October 31, 2013[1]	
Ratings agency	**Short-term debt rating**	**Senior long-term debt rating and outlook**	
Moody's	**P–1**	**Aa1**	**Stable**
S&P	**A–1+**	**AA–**	**Stable**
Fitch	**F1+**	**AA–**	**Stable**
DBRS	**R–1 (high)**	**AA**	**Stable**

[1] The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD's credit rating. We routinely hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in our senior long-term credit ratings. Severe downgrades could have an impact on "required liquidity" by requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 69 **ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1]**

(billions of Canadian dollars)	*Average for the year ended*	
	October 31 2013	October 31 2012
One-notch downgrade	**$ 0.4**	$ 0.6
Two-notch downgrade	**0.7**	1.5
Three-notch downgrade	**0.9**	1.7

[1] Comparative amounts have been restated to conform with the presentation adopted in the current year.

In the course of the Bank's day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented below as they are represented on the Bank's Consolidated Balance Sheet:

TABLE 70 ON BALANCE SHEET ENCUMBERED AND UNENCUMBERED ASSETS

(billions of Canadian dollars)						*As at*
						October 31, 2013
	Encumbered[1]		**Unencumbered**			
	Pledged as Collateral[2]	**Other[3]**	**Available as Collateral[4]**	**Other[5]**	**Total Assets**	**Encumbered Assets as a % of Total Assets**
Cash and due from banks	**$ –**	**$ –**	**$ –**	**$ 3.6**	**$ 3.6**	**–%**
Interest-bearing deposits with banks	**2.0**	**1.5**	**21.6**	**3.8**	**28.9**	**0.4**
Securities, trading loans, and other[6]	**39.7**	**25.6**	**139.2**	**13.3**	**217.8**	**7.6**
Derivatives	**–**	**–**	**–**	**49.5**	**49.5**	**–**
Securities purchased under reverse repurchase agreements	**–**	**–**	**–**	**64.3**	**64.3**	**–**
Loans, net of allowance for loan losses	**15.1**	**55.1**	**67.0**	**307.7**	**444.9**	**8.1**
Customers' liability under acceptances	**–**	**–**	**–**	**6.4**	**6.4**	**–**
Investment in TD Ameritrade	**–**	**–**	**–**	**5.3**	**5.3**	**–**
Goodwill	**–**	**–**	**–**	**13.3**	**13.3**	**–**
Other intangibles	**–**	**–**	**–**	**2.5**	**2.5**	**–**
Land, buildings, equipment, and other depreciable assets	**–**	**–**	**–**	**4.6**	**4.6**	**–**
Current income tax receivable	**–**	**–**	**–**	**0.6**	**0.6**	**–**
Deferred tax assets	**–**	**–**	**–**	**1.6**	**1.6**	**–**
Other assets	**–**	**–**	**–**	**19.2**	**19.2**	**–**
Total	**$ 56.8**	**$ 82.2**	**$ 227.8**	**$ 495.7**	**$ 862.5**	**16.1%**

[1] Asset encumbrance has been analysed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.

[2] Represents assets on the Bank's Consolidated Balance Sheet that have been posted externally to support the Bank's liabilities and day-to-day operations including securities related to repurchase agreements, securities lending, clearing and payment systems and assets pledged for derivative transactions. Also includes assets that have been pledged supporting FHLB activity.

[3] Assets on the Bank's Consolidated Balance Sheet supporting TD Bank funding activities, assets pledged against securitization liabilities, assets held by consolidated securitization vehicles or in pools for covered bond issuance, and assets covering short sales.

[4] Assets on the Bank's Consolidated Balance Sheet that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.

[5] Assets on the Bank's Consolidated Balance Sheet that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).

[6] Securities include trading loans, securities, and other, financial assets designated at fair value through profit or loss, available-for-sale securities and held-to-maturity securities.

Refer to Note 29 of the Consolidated Financial Statements "Pledged Assets and Collateral" discussion for details on financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default.

FUNDING

TD has access to a wide variety of short- and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements. TD's funding activities are conducted in accordance with the GLAP Policy that requires, among other things, assets be funded to the appropriate term.

Our primary approach to managing funding activities is to maximize the use of deposits raised through retail and business banking channels. The following table illustrates the Bank's large base of personal and commercial, domestic Wealth and TD Ameritrade sweep deposits (collectively P&C deposits) that make up over 70% of total funding. Over 60%of these deposits are insured under various insurance deposit regimes, including the Canada Deposit Insurance Corporation (CDIC) and the Federal Deposit Insurance Corporation. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence under the "Severe Combined Stress" scenario.

TABLE 71 SUMMARY OF DEPOSIT FUNDING[1]

(billions of Canadian dollars)	**2013**	2012
P&C deposits – Canadian P&C (including domestic Wealth businesses)	**$ 260.5**	$ 247.9
P&C deposits – U.S. P&C	**200.0**	172.4
Other deposits	**2.2**	2.6
Total	**$ 462.7**	$ 422.9

[1] Comparative amounts have been restated to conform with the presentation adopted in the current year.

The Bank maintains an active external funding program to provide access to diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our wholesale funding is diversified geographically, by currency and by distribution network. The Bank maintains depositor concentration limits against short-term wholesale deposits in effort not to excessively depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in effort to mitigate exposures to refinancing risk and asset liquidity risk during a stress event. Responsibility for our funding activities is as follows:

- TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan growth, corporate investments and subsidiary capital requirements.
- Wholesale Banking is responsible for meeting short-term funding and liquidity requirements relating to Wholesale Banking activities.
- ALCO reviews new external funding programs and strategies in conjunction with its regular review of TD's funding plan.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. Some liabilities are not considered wholesale funding as they may be raised primarily for capital management purposes (for example, subordinated debt) or to facilitate client business (for example, deposits with the Bank). The following table represents the various sources of funding obtained as at October 31, 2013 and October 31, 2012, respectively:

TABLE 72 **WHOLESALE FUNDING**

(millions of Canadian dollars)

								As at
							October 31 2013	October 31 2012
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 months to 1 year**	**Over 1 to 2 years**	**Over 2 years**	**Total**	Total
Certificates of Deposit	**$ 14,940**	**$ 16,182**	**$ 18,248**	**$ 6,717**	**$ 52**	**$ –**	**$ 56,139**	$ 42,616
Commercial Paper	**4,147**	**2,829**	**925**	**291**	**–**	**–**	**8,192**	5,289
Bearer Deposit Note	**388**	**54**	**1,571**	**614**	**–**	**–**	**2,627**	2,494
Senior Unsecured Medium Term Notes	**1,303**	**–**	**–**	**1,296**	**6,103**	**14,588**	**23,290**	17,832
Covered Bonds	**–**	**–**	**–**	**2,085**	**2,084**	**6,273**	**10,442**	10,012
NHA MBS	**1,937**	**2,902**	**3,348**	**7,936**	**5,444**	**25,985**	**47,552**	51,214
Term Asset Backed Securities	**360**	**–**	**–**	**302**	**–**	**1,000**	**1,662**	1,535
Total	**$ 23,075**	**$ 21,967**	**$ 24,092**	**$ 19,241**	**$ 13,683**	**$ 47,846**	**$ 149,904**	$ 130,992
Of which:								
Secured	**$ 2,297**	**$ 2,902**	**$ 3,348**	**$ 10,323**	**$ 7,528**	**$ 33,258**	**$ 59,656**	$ 62,761
Unsecured	**20,778**	**19,065**	**20,744**	**8,918**	**6,155**	**14,588**	**90,248**	68,231
Total	**$ 23,075**	**$ 21,967**	**$ 24,092**	**$ 19,241**	**$ 13,683**	**$ 47,846**	**$ 149,904**	$ 130,992

We use residential real estate-secured securitization programs as a primary source of funding. Excluding Wholesale Banking mortgage aggregation business, our total 2013 mortgage-backed securities issuance was $6.3 billion (2012 – $6.7 billion), and other real-estate secured issuance using asset-backed securities was $1.0 billion (2012 – nil). We continued to expand our long-term funding base by issuing $13.4 billion of unsecured medium-term notes (2012 – $2.0 billion) in various currencies and markets however did not issue covered bonds during the year ended October 31, 2013 (2012 – $3.0 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as minimum regulatory standards effective January 1, 2015 and January 1, 2018 respectively. In January 2013, the BCBS released its final rules for the LCR. BCBS continues to assess NSFR guidelines, with planned implementation effective 2018. TD continues to evaluate the implications of these requirements and develop strategies to align its liquidity risk management framework with the regulatory standards.

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-BALANCE SHEET COMMITMENTS

Table 73 summarizes on- and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on TD's short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict TD's asset/liability matching or exposure to interest rate risk. The maturity analysis also differs from how the Bank evaluates the exposure it may have to liquidity risk and its associated funding needs. TD ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (that is, we do not fund illiquid long-term assets with short-term maturity borrowings). TD utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank's non-trading assets. TD also funds the stable balance of non-specific maturity revolving line of credit balances with long-term funding sources. We conduct long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay and pre-redeem. TD targets terms-to-maturity for new funding to match as closely as possible the resultant expected maturity profile of its balance sheet. We also raise shorter-term unsecured wholesale deposits to fund trading assets based on our internal estimates of liquidity of these assets under stressed market conditions.

TABLE 73	REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)

									As at	
									October 31, 2013	
	Less than 1 month	**1 to 3 months**	**3 to 6 months**	**6 to 9 months**	**9 months to 1 year**	**Over 1 to 2 years**	**Over 2 to 5 years**	**Over 5 years**	**No Specific Maturity**	**Total**
Assets										
Cash and due from banks	$ 3,581	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 3,581
Interest-bearing deposits with banks	22,811	402	350	214	138	–	–	–	4,940	28,855
Trading loans, securities, and other[1]	2,087	4,113	2,844	2,919	3,185	7,089	18,528	12,016	49,147	101,928
Derivatives	5,658	2,588	1,887	1,543	1,379	6,801	14,832	14,773	–	49,461
Financial assets designated at fair value through profit or loss	180	636	539	911	739	2,132	527	693	175	6,532
Available-for-sale securities	3,470	4,284	4,373	1,097	1,851	5,873	22,725	34,033	1,835	79,541
Held-to-maturity securities	293	831	862	548	412	2,825	11,804	12,386	–	29,961
Securities purchased under reverse repurchase agreements	33,159	16,337	7,290	5,171	2,013	260	53	–	–	64,283
Loans										
Residential mortgages	1,194	1,842	4,552	7,725	6,219	31,175	108,098	25,015	–	185,820
Consumer instalment and other personal	1,014	1,376	2,147	2,375	2,700	10,460	28,099	8,895	62,126	119,192
Credit card	–	–	–	–	–	–	–	–	22,222	22,222
Business and government	17,832	3,886	3,340	4,382	3,090	8,059	31,745	32,682	11,783	116,799
Debt securities classified as loans	–	–	635	41	–	307	893	1,868	–	3,744
Total loans	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	96,131	447,777
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,855)	(2,855)
Loans, net of allowance for loan losses	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	93,276	444,922
Customers' liability under acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,300	5,300
Goodwill[2]	–	–	–	–	–	–	–	–	13,297	13,297
Other intangibles[2]	–	–	–	–	–	–	–	–	2,493	2,493
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,635	4,635
Current income tax receivable	–	–	–	–	583	–	–	–	–	583
Deferred tax assets	–	–	–	–	–	–	–	–	1,588	1,588
Other assets	10,836	300	123	109	190	416	1,100	1,122	4,977	19,173
Total assets	$ 107,042	$ 37,976	$ 29,033	$ 27,035	$ 22,499	$ 75,397	$ 238,404	$ 143,483	$ 181,663	$ 862,532
Liabilities										
Trading deposits	$ 9,991	$ 14,000	$ 15,056	$ 5,562	$ 1,609	$ 156	$ 807	$ 412	$ –	$ 47,593
Derivatives	5,430	2,719	2,425	1,938	1,627	6,868	13,648	14,816	–	49,471
Securitization liabilities at fair value	1,896	2,385	2,619	3,529	2,401	1,962	4,662	2,506	–	21,960
Other financial liabilities designated at fair value through profit or loss	2	4	1	1	1	3	–	–	–	12
Deposits[3,4]										
Personal	5,288	8,461	9,116	6,778	6,366	9,180	12,666	150	261,744	319,749
Banks	9,412	3,056	3,729	255	37	14	25	27	3,968	20,523
Business and government	22,931	13,167	4,058	2,825	3,181	8,824	21,844	105	126,269	203,204
Total deposits	37,631	24,684	16,903	9,858	9,584	18,018	34,535	282	391,981	543,476
Acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Obligations related to securities sold short[1]	689	605	1,481	156	777	2,603	9,649	8,526	17,343	41,829
Obligations related to securities sold under repurchase agreements	27,990	4,201	775	679	682	73	14	–	–	34,414
Securitization liabilities at amortized cost	40	517	730	578	1,428	3,482	15,794	3,023	–	25,592
Provisions	6	23	21	7	41	3	3	29	563	696
Current income tax payable	–	–	–	–	134	–	–	–	–	134
Deferred tax liabilities	–	–	–	–	–	–	–	–	321	321
Other liabilities	13,079	3,546	1,209	536	993	1,053	2,874	901	4,722	28,913
Subordinated notes and debentures	–	–	–	–	149	–	–	7,833	–	7,982
Liability for preferred shares	–	–	–	–	–	–	–	27	–	27
Liability for capital trust securities	–	–	–	–	–	–	–	1,740	–	1,740
Equity	–	–	–	–	–	–	–	–	51,973	51,973
Total liabilities and equity	$ 101,681	$ 54,065	$ 41,311	$ 22,844	$ 19,426	$ 34,221	$ 81,986	$ 40,095	$ 466,903	$ 862,532
Off-balance sheet commitments										
Purchase obligations										
Operating lease commitments	$ 64	$ 129	$ 193	$ 192	$ 190	$ 732	$ 1,838	$ 2,918	$ –	$ 6,256
Network service agreements	2	4	7	7	7	–	–	–	–	27
Automated teller machines	9	20	28	45	46	78	44	–	–	270
Contact center technology	–	–	–	–	–	–	–	–	–	–
Software licensing and equipment maintenance	6	69	6	24	7	32	19	–	–	163
Credit and liquidity commitments										
Financial and performance standby letters of credit	180	1,007	2,022	2,497	1,485	3,788	5,022	502	–	16,503
Documentary and commercial letters of credit	41	66	36	14	24	3	15	1	–	200
Commitments to extend credit and liquidity[5,6]	11,675	10,806	6,379	3,676	4,056	8,414	40,395	2,655	1,410	89,466
Non-consolidated SPE commitments										
Commitments to liquidity facilities for ABCP	–	561	226	237	187	4	765	–	–	1,980
Pension commitments										
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions[7]	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 726	$ 726

[1] Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2] For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[3] As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[4] Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in '9 months to 1 year', $2 billion in 'over 1 to 2 years' and $6 billion in 'over 2 to 5 years'.
[5] Includes $82 million in commitments to extend credit to private equity investments.
[6] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
[7] Includes unrecognized unvested plan amendment costs (credits).

TABLE 73	REMAINING CONTRACTUAL MATURITY (cont'd)

(millions of Canadian dollars)

									As at	
									October 31, 2012	
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No Specific Maturity	Total
Assets										
Cash and due from banks	$ 3,435	$ –	$ –	$ –	$ 1	$ –	$ –	$ –	$ –	$ 3,436
Interest-bearing deposits with banks	12,808	1,290	284	159	34	–	–	9	7,108	21,692
Trading loans, securities, and other[1]	1,942	3,147	3,782	5,353	3,915	8,114	16,049	8,239	43,990	94,531
Derivatives	4,682	2,364	2,468	1,744	1,170	5,438	18,280	24,773	–	60,919
Financial assets designated at fair value through profit or loss	41	772	304	39	207	1,945	2,329	485	51	6,173
Available-for-sale securities	3,905	7,576	2,792	2,444	2,032	12,376	23,534	42,020	1,897	98,576
Securities purchased under reverse repurchase agreements	25,181	23,964	7,683	4,080	3,898	1	1,998	–	2,393	69,198
Loans										
Residential mortgages	4,752	2,442	5,180	7,371	5,948	24,487	98,727	23,265	–	172,172
Consumer instalment and other personal	1,320	1,026	2,021	1,909	2,448	9,253	25,619	7,360	66,971	117,927
Credit card	–	–	–	–	–	–	–	–	15,358	15,358
Business and government	12,932	4,384	3,753	3,655	3,509	7,385	24,854	25,155	15,414	101,041
Debt securities classified as loans	70	292	69	50	41	1,087	517	2,868	–	4,994
Total loans	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	97,743	411,492
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	95,099	408,848
Customers' liability under acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,344	5,344
Goodwill[2]	–	–	–	–	–	–	–	–	12,311	12,311
Other intangibles[2]	–	–	–	–	–	–	–	–	2,217	2,217
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,402	4,402
Current income tax receivable	–	–	–	–	439	–	–	–	–	439
Deferred tax assets	–	–	–	–	–	–	–	–	883	883
Other assets	7,117	414	214	153	170	251	430	137	6,028	14,914
Total assets	$ 82,855	$ 50,171	$ 28,602	$ 26,958	$ 23,812	$ 70,337	$ 212,337	$ 134,311	$ 181,723	$ 811,106
Liabilities										
Trading deposits	$ 1,558	$ 12,326	$ 11,846	$ 5,457	$ 6,230	$ 226	$ 610	$ 521	$ –	$ 38,774
Derivatives	5,098	2,822	2,819	2,184	1,242	6,617	19,071	25,144	–	64,997
Securitization liabilities at fair value	–	1,215	–	1,766	3,180	12,997	4,641	1,525	–	25,324
Other financial liabilities designated at fair value through profit or loss	6	5	2	1	1	2	–	–	–	17
Deposits[3, 4]										
Personal	4,732	9,139	10,930	7,794	7,858	14,512	12,189	148	224,457	291,759
Banks	7,423	3,291	71	30	31	15	21	16	4,059	14,957
Business and government	17,031	20,688	2,757	3,858	1,238	5,831	16,396	3	113,236	181,038
Total deposits	29,186	33,118	13,758	11,682	9,127	20,358	28,606	167	341,752	487,754
Acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Obligations related to securities sold short[1]	676	1,042	490	453	1,203	2,928	7,874	6,255	12,514	33,435
Obligations related to securities sold under repurchase agreements	30,884	4,202	1,443	683	414	48	–	–	1,142	38,816
Securitization liabilities at amortized cost	98	1,570	491	2,112	1,368	3,576	14,239	2,736	–	26,190
Provisions	2	7	12	15	14	26	3	27	550	656
Current income tax payable	–	–	–	–	167	–	–	–	–	167
Deferred tax liabilities	–	–	–	–	–	–	–	–	327	327
Other liabilities	9,239	4,456	1,284	618	1,125	1,482	1,744	680	4,230	24,858
Subordinated notes and debentures	–	–	–	–	–	150	–	11,168	–	11,318
Liability for preferred shares	–	–	–	–	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	–	–	–	–	1,874	350	2,224
Equity	–	–	–	–	–	–	–	–	49,000	49,000
Total liabilities and equity	$ 81,417	$ 63,263	$ 32,197	$ 24,972	$ 24,071	$ 48,410	$ 76,788	$ 50,123	$ 409,865	$ 811,106
Off-balance sheet commitments										
Purchase obligations										
Operating lease commitments	$ 61	$ 120	$ 175	$ 169	$ 162	$ 681	$ 1,703	$ 2,665	$ –	$ 5,736
Network service agreements	2	3	7	7	7	26	–	–	–	52
Automated teller machines	11	22	33	27	32	147	123	–	–	395
Contact center technology	3	6	8	8	3	–	–	–	–	28
Software licensing and equipment maintenance	58	18	12	9	24	94	–	–	–	215
Credit and liquidity commitments										
Financial and performance standby letters of credit	106	1,027	1,828	2,095	1,836	2,575	5,240	1,095	–	15,802
Documentary and commercial letters of credit	68	96	53	38	7	3	14	–	–	279
Commitments to extend credit and liquidity[5, 6]	14,165	10,074	5,238	3,972	3,159	7,757	33,229	2,722	1,544	81,860
Non-consolidated SPE commitments										
Commitments to liquidity facilities for ABCP	–	566	526	271	270	612	–	–	–	2,245
Pension commitments										
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 1,197	$ 1,197

[1] Amount has been recorded according to the remaining contractual maturity of the underlying security.

[2] For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.

[3] As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.

[4] Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in 'over 1 to 2 years' and $8 billion in 'over 2 to 5 years'.

[5] Includes $247 million in commitments to extend credit to private equity investments.

[6] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital available in relation to the amount of capital required to carry out the Bank's strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Regulators prescribe minimum levels of capital that are referred to as limits. Managing the capital levels of a financial institution exposes our Bank to the risk of breaching regulatory capital limits.

WHO MANAGES CAPITAL ADEQUACY RISK

The Board of Directors have the ultimate responsibility for overseeing adequacy of capital and capital management. The Board of Directors reviews the adherence to capital limits and targets; reviews and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee of the Board oversees management's actions to maintain an appropriate ICAAP framework, commensurate with the Bank's risk profile. The Chief Risk Officer ensures the Bank's ICAAP is effective in meeting capital adequacy requirements.

The ALCO establishes and maintains the Global Capital Management Policy for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital limits and targets.

Enterprise Capital Management is responsible for forecasting and monitoring compliance with capital limits and targets, on a consolidated basis. Enterprise Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the ICAAP and Enterprise-Wide Stress Testing (EWST) processes. Business segments are responsible for managing to allocated capital limits.

HOW WE MANAGE CAPITAL ADEQUACY RISK

Capital resources are managed to ensure the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board of Directors determines capital targets in excess of capital limits. The purpose of capital targets is to reduce the risk of a breach of capital limits, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before capital limits are breached. The ALCO manages the Bank's capital level above the Board Capital Target, taking into account normal capital volatility and strategic requirements. Capital limits and targets are defined in the Global Capital Management Policy.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one year period, associated with management's target debt rating.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital limits or targets. It outlines potential management actions that may be taken to prevent such a breach from occurring.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

Legal and Regulatory Compliance Risk

Legal and Regulatory Compliance Risk is the risk associated with the failure to meet the Bank's legal obligations from legislative, regulatory or contractual perspectives. This includes risks associated with the failure to identify, communicate and comply with current and changing, laws, regulations, rules, self-regulatory organization standards and codes of conduct.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to legal and regulatory compliance risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments may also adversely affect TD's business, results of operations and financial condition.

Regulatory compliance and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES LEGAL AND REGULATORY COMPLIANCE RISK

Business segments and corporate areas are responsible for managing day-to-day legal and regulatory compliance risk, while the Legal, Compliance, Global Anti-Money Laundering and Regulatory Risk (including Regulatory Relationships and Government Affairs) groups assist them by providing advice and oversight.

The Compliance, Global Anti-Money Laundering and Regulatory Risk groups establish risk-based programs and standards to proactively manage known and emerging compliance risk. They also provide independent oversight and deliver operational control processes to comply with applicable legislation and regulatory requirements.

In addition, our Regulatory Risk groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of TD.

Internal and external Legal counsel also work closely with the business segments and corporate functions to identify areas of potential legal and regulatory compliance risk, and actively manage them to reduce TD's exposure.

HOW WE MANAGE LEGAL AND REGULATORY COMPLIANCE RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that every business decision and action on TD's behalf must be assessed in light of what is right, legal and fair. The Code is supported by a number of other policies, training programs and tools, and new employee or director orientation materials, covering a variety of relevant topics, such as anti-money laundering, privacy and anti-corruption practices. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business segments and corporate areas manage day-to-day legal and regulatory compliance risk primarily by implementing appropriate policies, procedures and controls. The Legal, Compliance, and Global Anti-Money Laundering groups collectively assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required, including reviewing and approving new products that raise potentially significant legal or regulatory compliance risks.
- Implementing or assisting with policies, procedures and training.
- Assessing regulatory and legislative requirements and compliance-related risks using an independent risk-based approach.
- Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board of Directors.
- Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Our policies and processes also provide for the timely escalation of potential or actual significant legal or regulatory issues to enable senior management and the Board of Directors to effectively perform their management and oversight responsibilities.

While it is not possible to completely eliminate legal risk, the Legal Department also works closely with business segments and other corporate areas to identify and manage risk associated with contractual obligations and plays a gatekeeper function for unacceptable legal risk. The Legal Department also manages litigation risk within the TD Risk Appetite Statement.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding the Bank's business practices, actions or inactions, will or may cause a decline in the institution's value, brand, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk can arise as a consequence of any of the organization's activities and cannot be managed in isolation from other forms of risk. All risk categories can have an impact on reputation, which in turn can impact the brand, earnings and capital.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for managing risks to TD's reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The enterprise Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee's purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.

In addition, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means following ethical practices at all times, complying with applicable policies, legislation and regulations and ensuring our stakeholder interactions are positive. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the enterprise Reputational Risk Committee.

We also have an enterprise-wide New Business and Product Approval Policy with defined and documented processes to approve new products and new business. This includes structured transactions in our Wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance or environmental events such as changing climate patterns that may impact our retail customers and of clients to whom TD provides financing or in which TD invests; 3) identification and management of emerging environmental regulatory issues; and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK

The Executive Vice President Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD's main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD's business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

HOW WE MANAGE ENVIRONMENTAL RISK

We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. Our EMS is consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy reflects the global scope of TD's environmental activities.

Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.

Our environmental performance is publicly reported within our annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD's global operations maintained carbon neutral status in 2013. We continued to make progress in meeting our voluntary environmental commitments to 1) reduce our carbon emissions by 1 tonne/employee by 2015; and 2) reduce our North American paper usage by 20% by 2015 (relative to a 2010 baseline).

During 2013, TD applied our Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients' policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement and free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI.

We proactively monitor and assess policy and legislative developments, and maintain an 'open door' approach with environmental and community organizations, industry associations and responsible investment organizations.

For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board, particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade's board and management governance and protocols.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade's Board of Directors including the Bank's Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Services, two independent directors of TD and a former independent director of TD. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. As well, certain functions such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. TD has established a compliance committee, pursuant to a U.S. federal supervisory letter, which provides a holistic overview of key compliance issues and developments across all TD businesses in the U.S. including TD Ameritrade. Risk issues are reported up to TD's Risk Committee as required.

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies and estimates are presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of special purpose entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies and significant judgments, estimates and assumptions under IFRS, see Notes 2 and 3 to the Bank's Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities, if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a 'loss event') and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a 'loss event') and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counter-party specific level. If there is no objective evidence of impairment at the counter-party specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a 'loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

DETERMINATION OF FAIR VALUE

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 to the Bank's Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition, certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's cash-generating units (CGUs) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, mortality rate, and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plans obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank to reduce costs in a sustainable manner and achieve greater operational efficiencies. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank's mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank's previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank's exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2 to the Bank's Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

CURRENT CHANGE IN ACCOUNTING POLICIES

The following amendment has been adopted by the Bank.

Presentation of Other Comprehensive Income

Effective November 1, 2012, the Bank adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and did not have a material impact on the financial position, cash flows or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB's projects that are relevant to the Bank's financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 4 to the Bank's Consolidated Financial Statements.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2013. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2013.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2013, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2013. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2013.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2013, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

ADDITIONAL FINANCIAL INFORMATION

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

TABLE 74 LOAN PORTFOLIO – Loans Maturity

(millions of Canadian dollars)				*As at*
	Remaining term to maturity			
	Under 1 year	1 to 5 years	Over 5 years	Total
				October 31, 2013
Canada				
Residential mortgages	$ 21,286	$ 139,175	$ 3,928	$ 164,389
Consumer instalment and other personal				
HELOC	46,630	14,949	2	61,581
Indirect Auto	509	9,307	4,850	14,666
Other	12,933	1,507	753	15,193
Credit card	15,288	–	–	15,288
Total personal	96,646	164,938	9,533	271,117
Real estate				
Residential	5,021	4,799	3,865	13,685
Non-residential	4,962	1,780	1,411	8,153
Total real estate	9,983	6,579	5,276	21,838
Total business and government (including real estate)	40,694	13,997	9,581	64,272
Total loans – Canada	137,340	178,935	19,114	335,389
United States				
Residential mortgages	246	98	20,601	20,945
Consumer instalment and other personal				
HELOC	7,974	164	2,469	10,607
Indirect Auto	3,368	12,248	707	16,323
Other	138	313	82	533
Credit card	6,900	–	–	6,900
Total personal	18,626	12,823	23,859	55,308
Real estate				
Residential	833	1,400	1,237	3,470
Non-residential	1,433	5,884	4,767	12,084
Total real estate	2,266	7,284	6,004	15,554
Total business and government (including real estate)	7,830	24,511	22,659	55,000
Total loans – United States	26,456	37,334	46,518	110,308
Other International				
Personal	1	9	–	10
Business and government	1,746	491	3	2,240
Total loans – Other international	1,747	500	3	2,250
Other loans				
Debt securities classified as loans	676	1,200	1,868	3,744
Acquired credit-impaired loans	661	867	957	2,485
Total other loans	1,337	2,067	2,825	6,229
Total loans	$ 166,880	$ 218,836	$ 68,460	$ 454,176

TABLE 74 LOAN PORTFOLIO – Loans Maturity (cont'd)

(millions of Canadian dollars)				*As at*
	Remaining term to maturity			
	Under 1 year	1 to 5 years	Over 5 years	Total
				October 31, 2012
Canada				
Residential mortgages	$ 25,530	$ 123,174	$ 5,543	$ 154,247
Consumer instalment and other personal				
HELOC	50,606	13,588	559	64,753
Indirect Auto	2,244	8,683	3,038	13,965
Other	12,239	2,210	125	14,574
Credit card	14,236	–	–	14,236
Total personal	104,855	147,655	9,265	261,775
Real estate				
Residential	3,840	5,700	2,937	12,477
Non-residential	3,988	1,965	1,299	7,252
Total real estate	7,828	7,665	4,236	19,729
Total business and government (including real estate)	34,759	14,146	6,892	55,797
Total loans – Canada	139,614	161,801	16,157	317,572
United States				
Residential mortgages	117	35	17,210	17,362
Consumer instalment and other personal				
HELOC	7,304	215	2,603	10,122
Indirect Auto	2,918	9,747	801	13,466
Other	81	305	104	490
Credit card	1,097	–	–	1,097
Total personal	11,517	10,302	20,718	42,537
Real estate				
Residential	950	1,106	959	3,015
Non-residential	2,475	4,192	4,164	10,831
Total real estate	3,425	5,298	5,123	13,846
Total business and government (including real estate)	13,297	16,047	17,837	47,181
Total loans – United States	24,814	26,349	38,555	89,718
Other International				
Personal	1	10	–	11
Business and government	2,208	431	14	2,653
Total loans – Other international	2,209	441	14	2,664
Other loans				
Debt securities classified as loans	522	1,604	2,868	4,994
Acquired credit-impaired loans	979	1,734	1,054	3,767
Total other loans	1,501	3,338	3,922	8,761
Total loans	$ 168,138	$ 191,929	$ 58,648	$ 418,715

TABLE 74 LOAN PORTFOLIO – Loans Maturity (cont'd)

(millions of Canadian dollars)

	Remaining term to maturity			As at
	Under 1 year	1 to 5 years	Over 5 years	Total
				October 31, 2011
Canada				
Residential mortgages	$ 51,358	$ 90,289	$ 650	$ 142,297
Consumer instalment and other personal				
HELOC	56,758	8,770	3	65,531
Indirect Auto	2,032	8,311	3,264	13,607
Other	12,524	2,031	825	15,380
Credit card	8,094	–	–	8,094
Total personal	130,766	109,401	4,742	244,909
Real estate				
Residential	4,607	4,254	1,877	10,738
Non-residential	3,349	1,384	1,166	5,899
Total real estate	7,956	5,638	3,043	16,637
Total business and government (including real estate)	35,360	10,795	5,565	51,720
Total loans – Canada	166,126	120,196	10,307	296,629
United States				
Residential mortgages	83	32	12,380	12,495
Consumer instalment and other personal				
HELOC	6,473	270	2,911	9,654
Indirect Auto	2,897	6,477	367	9,741
Other	115	221	113	449
Credit card	892	–	–	892
Total personal	10,460	7,000	15,771	33,231
Real estate				
Residential	1,363	1,090	648	3,101
Non-residential	1,551	4,440	3,452	9,443
Total real estate	2,914	5,530	4,100	12,544
Total business and government (including real estate)	12,115	15,846	13,892	41,853
Total loans – United States	22,575	22,846	29,663	75,084
Other International				
Personal	2	10	–	12
Business and government	2,703	801	16	3,520
Total loans – Other international	2,705	811	16	3,532
Other loans				
Debt securities classified as loans	1,297	1,443	3,771	6,511
Acquired credit-impaired loans	1,891	2,361	1,308	5,560
Total other loans	3,188	3,804	5,079	12,071
Total loans	$ 194,594	$ 147,657	$ 45,065	$ 387,316

TABLE 75 LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)

						As at
	October 31, 2013		October 31, 2012		October 31, 2011	
	1 to 5 years	**Over 5 years**	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed Rate	**$ 158,435**	**$ 45,395**	$ 133,730	$ 37,781	$ 90,753	$ 28,301
Variable Rate	**60,401**	**23,065**	58,199	20,867	56,904	16,764
Total	**$ 218,836**	**$ 68,460**	$ 191,929	$ 58,648	$ 147,657	$ 45,065

The change in the Bank's allowance for credit losses for the years ended October 31, 2013, October 31, 2012 and October 31, 2011 are shown in the following tables.

TABLE 76 ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)	**2013**	2012	2011
Allowance for loan losses – Balance at beginning of year	**$ 2,644**	$ 2,314	$ 2,309
Provision for credit losses	**1,631**	1,795	1,490
Write-offs			
Canada			
Residential mortgages	**20**	18	11
Consumer instalment and other personal			
HELOC	**18**	16	12
Indirect Auto	**160**	155	155
Other	**274**	310	329
Credit card	**543**	335	365
Total personal	**1,015**	834	872
Real estate			
Residential	**2**	3	3
Non-residential	**3**	4	3
Total real estate	**5**	7	6
Total business and government (including real estate)	**104**	108	102
Total Canada	**1,119**	942	974
United States			
Residential mortgages	**33**	42	30
Consumer instalment and other personal			
HELOC	**65**	101	74
Indirect Auto	**231**	145	55
Other	**74**	67	69
Credit card	**56**	50	54
Total personal	**459**	405	282
Real estate			
Residential	**16**	91	113
Non-residential	**59**	84	60
Total real estate	**75**	175	173
Total business and government (including real estate)	**191**	385	373
Total United States	**650**	790	655
Other International			
Personal	**–**	–	–
Business and government	**–**	–	–
Total other international	**–**	–	–
Other loans			
Debt securities classified as loans	**11**	–	48
Acquired credit-impaired loans[1,2]	**38**	112	39
Total other loans	**49**	112	87
Total write-offs against portfolio	**1,818**	1,844	1,716
Recoveries			
Canada			
Residential mortgages	**3**	4	4
Consumer instalment and other personal			
HELOC	**2**	3	1
Indirect Auto	**35**	20	20
Other	**55**	51	48
Credit card	**101**	46	43
Total personal	**196**	124	116
Real estate			
Residential	**1**	1	–
Non-residential	**1**	1	1
Total real estate	**2**	2	1
Total business and government (including real estate)	**28**	25	27
Total Canada	**$ 224**	$ 149	$ 143

[1] Includes all FDIC covered loans and other ACI loans.
[2] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see "FDIC Covered Loans" section in Note 7 of the Bank's Consolidated Financial Statements.

TABLE 76 ALLOWANCE FOR CREDIT LOSSES (cont'd)

(millions of Canadian dollars, except as noted)	2013	2012	2011
United States			
Residential mortgages	**$ 17**	$ 15	$ 9
Consumer instalment and other personal			
HELOC	**4**	6	3
Indirect Auto	**64**	35	14
Other	**22**	19	20
Credit card	**5**	5	4
Total personal	**112**	80	50
Real estate			
Residential	**8**	8	9
Non-residential	**10**	13	8
Total real estate	**18**	21	17
Total business and government (including real estate)	**49**	57	71
Total United States	**161**	137	121
Other International			
Personal	**–**	–	–
Business and government	**–**	–	–
Total other international	**–**	–	–
Other loans			
Debt securities classified as loans	**–**	–	–
Acquired credit-impaired loans[1,2]	**9**	1	–
Total other loans	**9**	1	–
Total recoveries on portfolio	**394**	287	264
Net write-offs	**(1,424)**	(1,557)	(1,452)
Disposals	**(41)**	–	–
Foreign exchange and other adjustments	**46**	20	(28)
Total allowance for credit losses	**2,856**	2,572	2,319
Less: Allowance for off-balance sheet positions[3]	**1**	(72)	5
Allowance for loan losses – Balance at end of year	**$ 2,855**	$ 2,644	$ 2,314
Ratio of net write-offs in the period to average loans outstanding	**0.33%**	0.39%	0.40%

[1] Includes all FDIC covered loans and other ACI loans.

[2] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see "FDIC Covered Loans" section in Note 7 of the Bank's Consolidated Financial Statements.

[3] The allowance for credit losses for off-balance sheet instruments is recorded in Provisions on the Consolidated Balance Sheet.

TABLE 77 AVERAGE DEPOSITS

(millions of Canadian dollars, except as noted)	**October 31, 2013**			October 31, 2012			*For the year ended* October 31, 2011		
	Average balance	**Total interest expense**	**Average rate paid**	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada[1]									
Non-interest bearing demand deposits	**$ 4,050**	**$ –**	**–%**	$ 4,218	$ –	–%	$ 3,622	$ –	–%
Interest bearing demand deposits	**35,768**	**443**	**1.24**	34,699	251	0.72	29,725	136	0.46
Notice deposits	**144,463**	**459**	**0.32**	127,564	528	0.41	113,982	482	0.42
Term deposits	**108,893**	**1,888**	**1.73**	112,516	2,371	2.11	97,131	2,341	2.41
Total deposits booked in Canada	**293,174**	**2,790**	**0.95**	278,997	3,150	1.13	244,460	2,959	1.21
Deposits booked in the United States									
Non-interest bearing demand deposits	**7,544**	**–**	**–**	5,742	–	–	3,923	–	–
Interest bearing demand deposits	**897**	**3**	**0.33**	504	1	0.20	59	–	–
Notice deposits	**170,255**	**1,222**	**0.72**	149,300	1,243	0.83	130,038	1,180	0.91
Term deposits	**70,034**	**248**	**0.35**	58,299	256	0.44	52,826	236	0.45
Total deposits booked in the United States	**248,730**	**1,473**	**0.59**	213,845	1,500	0.70	186,846	1,416	0.76
Deposits booked in the other international									
Non-interest bearing demand deposits	**10**	**–**	**–**	–	–	–	–	–	–
Interest bearing demand deposits	**2,757**	**6**	**0.22**	2,802	12	0.43	2,310	7	0.30
Notice deposits	**28**	**–**	**–**	26	–	–	31	–	–
Term deposits	**9,435**	**41**	**0.43**	7,912	8	0.10	8,847	84	0.95
Total deposits booked in other international	**12,230**	**47**	**0.38**	10,740	20	0.19	11,188	91	0.81
Total average deposits	**$ 554,134**	**$ 4,310**	**0.78%**	$ 503,582	$ 4,670	0.93%	$ 442,494	$ 4,466	1.01%

[1] As at October 31, 2013, deposits by foreign depositors in our Canadian bank offices amounted to $7 billion (October 31, 2012 – $7 billion, October 31, 2011 – $3 billion).

TABLE 78 DEPOSITS – Denominations of $100,000 or greater[1]

(millions of Canadian dollars) *As at*

	Remaining term to maturity				
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
					October 31, 2013
Canada	**$ 25,229**	**$ 5,196**	**$ 8,695**	**$ 34,281**	**$ 73,401**
United States	**41,589**	**15,634**	**7,974**	**1,684**	**66,881**
Other international	**11,141**	**4,504**	**77**	**18**	**15,740**
Total	**$ 77,959**	**$ 25,334**	**$ 16,746**	**$ 35,983**	**$ 156,022**
					October 31, 2012
Canada	$ 32,421	$ 4,885	$ 8,524	$ 26,869	$ 72,699
United States	27,605	13,537	12,876	1,741	55,759
Other international	8,907	127	17	–	9,051
Total	$ 68,933	$ 18,549	$ 21,417	$ 28,610	$ 137,509
					October 31, 2011
Canada	$ 19,970	$ 5,339	$ 7,989	$ 28,737	$ 62,035
United States	33,264	7,998	6,524	2,028	49,814
Other international	5,321	371	17	33	5,742
Total	$ 58,555	$ 13,708	$ 14,530	$ 30,798	$ 117,591

[1] Deposits in Canada, U.S. and Other international include wholesale and retail deposits.

TABLE 79 SHORT-TERM BORROWINGS

(millions of Canadian dollars, except as noted) *As at*

	October 31 2013	October 31 2012	October 31 2011
Obligations related to securities sold under repurchase agreements			
Balance at year-end	**$ 34,414**	$ 38,816	$ 25,991
Average balance during the year	**46,234**	42,578	32,603
Maximum month-end balance	**$ 42,726**	$ 40,349	$ 30,037
Weighted-average rate at October 31	**0.43%**	0.42%	0.47%
Weighted-average rate during the year	**0.45%**	0.58%	0.57%

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the "Bank") is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the *Bank Act* (Canada) ("*Bank Act*") and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2013 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework. Based upon this assessment, management has concluded that as at October 31, 2013, the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the *Bank Act*, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2013 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.



W. Edmund Clark
Group President and
Chief Executive Officer



Colleen M. Johnston
Group Head Finance, Sourcing
and Corporate Communications
and Chief Financial Officer

Toronto, Canada
December 4, 2013

INDEPENDENT AUDITORS' REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2013 and 2012, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years ended October 31, 2013, 2012, and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2013 and 2012, and its financial performance and its cash flows for the years ended October 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework and our report dated December 4, 2013 expressed an unqualified opinion on The Toronto-Dominion Bank's internal control over financial reporting.



Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 4, 2013

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2013 and 2012, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2013 of The Toronto-Dominion Bank and our report dated December 4, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 4, 2013

Consolidated Balance Sheet

(millions of Canadian dollars, except as noted)		As at
	October 31 2013	October 31 2012
ASSETS		
Cash and due from banks	**$ 3,581**	$ 3,436
Interest-bearing deposits with banks	**28,855**	21,692
	32,436	25,128
Trading loans, securities, and other **(Notes 5, 6)**	**101,928**	94,531
Derivatives **(Notes 5, 10)**	**49,461**	60,919
Financial assets designated at fair value through profit or loss **(Note 5)**	**6,532**	6,173
Available-for-sale securities **(Notes 5, 6)**	**79,541**	98,576
	237,462	260,199
Held-to-maturity securities (Note 6)	**29,961**	–
Securities purchased under reverse repurchase agreements (Note 5)	**64,283**	69,198
Loans (Note 7)		
Residential mortgages	**185,820**	172,172
Consumer instalment and other personal	**119,192**	117,927
Credit card	**22,222**	15,358
Business and government	**116,799**	101,041
Debt securities classified as loans	**3,744**	4,994
	447,777	411,492
Allowance for loan losses **(Note 7)**	**(2,855)**	(2,644)
Loans, net of allowance for loan losses	**444,922**	408,848
Other		
Customers' liability under acceptances	**6,399**	7,223
Investment in TD Ameritrade **(Note 11)**	**5,300**	5,344
Goodwill **(Note 13)**	**13,297**	12,311
Other intangibles **(Note 13)**	**2,493**	2,217
Land, buildings, equipment, and other depreciable assets **(Note 14)**	**4,635**	4,402
Current income tax receivable	**583**	439
Deferred tax assets **(Note 27)**	**1,588**	883
Other assets **(Note 15)**	**19,173**	14,914
	53,468	47,733
Total assets	**$ 862,532**	$ 811,106
LIABILITIES		
Trading deposits **(Notes 5, 16)**	**$ 47,593**	$ 38,774
Derivatives **(Notes 5, 10)**	**49,471**	64,997
Securitization liabilities at fair value **(Notes 5, 8)**	**21,960**	25,324
Other financial liabilities designated at fair value through profit or loss **(Note 5)**	**12**	17
	119,036	129,112
Deposits (Note 16)		
Personal	**319,749**	291,759
Banks	**20,523**	14,957
Business and government	**203,204**	181,038
	543,476	487,754
Other		
Acceptances	**6,399**	7,223
Obligations related to securities sold short **(Note 5)**	**41,829**	33,435
Obligations related to securities sold under repurchase agreements **(Note 5)**	**34,414**	38,816
Securitization liabilities at amortized cost **(Note 8)**	**25,592**	26,190
Provisions **(Note 29)**	**696**	656
Current income tax payable	**134**	167
Deferred tax liabilities **(Note 27)**	**321**	327
Other liabilities **(Note 17)**	**28,913**	24,858
	138,298	131,672
Subordinated notes and debentures (Note 18)	**7,982**	11,318
Liability for preferred shares (Note 19)	**27**	26
Liability for capital trust securities (Note 20)	**1,740**	2,224
Total liabilities	**810,559**	762,106
EQUITY		
Common shares (millions of shares issued and outstanding: **Oct. 31, 2013 – 919.4**, Oct. 31, 2012 – 918.2) **(Note 21)**	**19,316**	18,691
Preferred shares (millions of shares issued and outstanding: **Oct. 31, 2013 – 135.8**, Oct. 31, 2012 – 135.8) **(Note 21)**	**3,395**	3,395
Treasury shares – common (millions of shares held: **Oct. 31, 2013 – (1.9)**, Oct. 31, 2012 – (2.1)) **(Note 21)**	**(145)**	(166)
Treasury shares – preferred (millions of shares held: **Oct. 31, 2013 – (0.1)**, Oct. 31, 2012 – nil) **(Note 21)**	**(2)**	(1)
Contributed surplus	**170**	196
Retained earnings	**24,565**	21,763
Accumulated other comprehensive income (loss)	**3,166**	3,645
	50,465	47,523
Non-controlling interests in subsidiaries (Note 22)	**1,508**	1,477
Total equity	**51,973**	49,000
Total liabilities and equity	**$ 862,532**	$ 811,106

The accompanying Notes are an integral part of these Consolidated Financial Statements.




W. Edmund Clark
Group President and
Chief Executive Officer

William E. Bennett
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31 (millions of Canadian dollars, except as noted)	**2013**	2012	2011
Interest income			
Loans	**$ 18,514**	$ 17,951	$ 17,010
Securities			
Interest	**2,965**	3,259	2,720
Dividends	**1,048**	940	810
Deposits with banks	**89**	88	369
	22,616	22,238	20,909
Interest expense			
Deposits	**4,310**	4,670	4,466
Securitization liabilities	**927**	1,026	1,235
Subordinated notes and debentures	**447**	612	663
Preferred shares and capital trust securities **(Notes 19, 20)**	**154**	174	208
Other	**700**	730	676
	6,538	7,212	7,248
Net interest income	**16,078**	15,026	13,661
Non-interest income			
Investment and securities services	**2,831**	2,621	2,624
Credit fees	**785**	745	671
Net securities gains (losses) **(Note 6)**	**304**	373	393
Trading income (losses) **(Note 23)**	**(281)**	(41)	(127)
Service charges	**1,863**	1,775	1,602
Card services	**1,345**	1,039	959
Insurance revenue **(Note 24)**	**3,734**	3,537	3,345
Trust fees	**148**	149	154
Other income (loss)	**455**	322	558
	11,184	10,520	10,179
Total revenue	**27,262**	25,546	23,840
Provision for credit losses (Note 7)	**1,631**	1,795	1,490
Insurance claims and related expenses (Note 24)	**3,056**	2,424	2,178
Non-interest expenses			
Salaries and employee benefits **(Note 26)**	**7,622**	7,241	6,729
Occupancy, including depreciation	**1,456**	1,374	1,285
Equipment, including depreciation	**847**	825	801
Amortization of other intangibles **(Note 13)**	**521**	477	657
Marketing and business development	**685**	668	593
Brokerage-related fees	**317**	296	320
Professional and advisory services	**1,010**	925	944
Communications	**281**	282	271
Restructuring **(Note 29)**	**129**	–	–
Other	**2,174**	1,910	1,447
	15,042	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	**7,533**	7,329	7,125
Provision for (recovery of) income taxes (Note 27)	**1,143**	1,092	1,326
Equity in net income of an investment in associate, net of income taxes (Note 11)	**272**	234	246
Net income	**6,662**	6,471	6,045
Preferred dividends	**185**	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	**$ 6,477**	$ 6,275	$ 5,865
Attributable to:			
Non-controlling interests in subsidiaries	**$ 105**	$ 104	$ 104
Common shareholders	**6,372**	6,171	5,761
Weighted-average number of common shares outstanding (millions) **(Note 28)**			
Basic	**918.9**	906.6	885.7
Diluted	**922.5**	914.9	902.9
Earnings per share (dollars) **(Note 28)**			
Basic	**$ 6.93**	$ 6.81	$ 6.50
Diluted	**6.91**	6.76	6.43
Dividends per share (dollars)	**3.24**	2.89	2.61

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	**2013**	2012	2011
Net income	**$ 6,662**	$ 6,471	$ 6,045
Other comprehensive income (loss), net of income taxes			
Change in unrealized gains (losses) on available-for-sale securities[1]	**(493)**	689	(246)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	**(250)**	(163)	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	**1,892**	92	(796)
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	**4**	–	–
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[4]	**(4)**	–	–
Net foreign currency translation gains (losses) from hedging activities[5]	**(737)**	(54)	332
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	**668**	834	640
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	**(1,559)**	(1,079)	(738)
	(479)	319	(930)
Comprehensive income (loss) for the year	**$ 6,183**	$ 6,790	$ 5,115
Attributable to:			
Preferred shareholders	**$ 185**	$ 196	$ 180
Common shareholders	**5,893**	6,490	4,831
Non-controlling interests in subsidiaries	**105**	104	104

[1] Net of income tax recovery in 2013 of $264 million (2012 – income tax provision of $302 million; 2011 – income tax recovery of $35 million).
[2] Net of income tax provision in 2013 of $157 million (2012 – income tax provision of $74 million; 2011 – income tax provision of $31 million).
[3] Net of income tax provision in 2013 of nil (2012 – income tax provision of nil; 2011 – income tax provision of nil).
[4] Net of income tax provision in 2013 of $1 million (2012 – income tax provision of nil; 2011 – income tax provision of nil).
[5] Net of income tax recovery in 2013 of $264 million (2012 – income tax recovery of $22 million;
2011 – income tax provision of $118 million).
[6] Net of income tax provision in 2013 of $383 million (2012 – income tax provision of $381 million; 2011 – income tax provision of $322 million).
[7] Net of income tax provision in 2013 of $830 million (2012 – income tax provision of $485 million; 2011 – income tax provision of $304 million).

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

For the years ended October 31 (millions of Canadian dollars)	2013	2012	2011
Common shares (Note 21)			
Balance at beginning of year	**$ 18,691**	$ 17,491	$ 15,804
Proceeds from shares issued on exercise of stock options	**297**	253	322
Shares issued as a result of dividend reinvestment plan	**515**	947	661
Purchase of shares for cancellation	**(187)**	–	–
Proceeds from issuance of new shares	**–**	–	704
Balance at end of year	**19,316**	18,691	17,491
Preferred shares (Note 21)			
Balance at beginning of year	**3,395**	3,395	3,395
Balance at end of year	**3,395**	3,395	3,395
Treasury shares – common (Note 21)			
Balance at beginning of year	**(166)**	(116)	(91)
Purchase of shares	**(3,552)**	(3,175)	(2,164)
Sale of shares	**3,573**	3,125	2,139
Balance at end of year	**(145)**	(166)	(116)
Treasury shares – preferred (Note 21)			
Balance at beginning of year	**(1)**	–	(1)
Purchase of shares	**(86)**	(77)	(59)
Sale of shares	**85**	76	60
Balance at end of year	**(2)**	(1)	–
Contributed surplus			
Balance at beginning of year	**196**	212	235
Net premium (discount) on sale of treasury shares	**(3)**	10	11
Stock options **(Note 25)**	**(25)**	(25)	(34)
Other	**2**	(1)	–
Balance at end of year	**170**	196	212
Retained earnings			
Balance at beginning of year	**21,763**	18,213	14,781
Net income attributable to shareholders	**6,557**	6,367	5,941
Common dividends	**(2,977)**	(2,621)	(2,316)
Preferred dividends	**(185)**	(196)	(180)
Net premium on repurchase of common shares	**(593)**	–	–
Share issue expenses	**–**	–	(13)
Balance at end of year	**24,565**	21,763	18,213
Accumulated other comprehensive income (loss)			
Net unrealized gain (loss) on available-for-sale securities:			
Balance at beginning of year	**1,475**	949	1,317
Other comprehensive income (loss)	**(743)**	526	(368)
Balance at end of year	**732**	1,475	949
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:			
Balance at beginning of year	**(426)**	(464)	–
Other comprehensive income (loss)	**1,155**	38	(464)
Balance at end of year	**729**	(426)	(464)
Net gain (loss) on derivatives designated as cash flow hedges:			
Balance at beginning of year	**2,596**	2,841	2,939
Other comprehensive income (loss)	**(891)**	(245)	(98)
Balance at end of year	**1,705**	2,596	2,841
Total	**3,166**	3,645	3,326
Non-controlling interests in subsidiaries			
Balance at beginning of year	**1,477**	1,483	1,493
Net income attributable to non-controlling interests in subsidiaries	**105**	104	104
Other	**(74)**	(110)	(114)
Balance at end of year	**1,508**	1,477	1,483
Total equity	**$ 51,973**	$ 49,000	$ 44,004

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31 (millions of Canadian dollars)	2013	2012	2011
Cash flows from (used in) operating activities			
Net income before income taxes	**$ 7,805**	$ 7,563	$ 7,371
Adjustments to determine net cash flows from (used in) operating activities			
Provision for credit losses **(Note 7)**	**1,631**	1,795	1,490
Depreciation **(Note 14)**	**518**	508	467
Amortization of other intangibles **(Note 13)**	**521**	477	657
Net securities losses (gains) **(Note 6)**	**(304)**	(373)	(393)
Equity in net income of an investment in associate **(Note 11)**	**(272)**	(234)	(246)
Deferred taxes **(Note 27)**	**(362)**	112	(147)
Changes in operating assets and liabilities			
Interest receivable and payable **(Notes 15, 17)**	**(425)**	(236)	(143)
Securities sold short	**8,394**	9,818	(74)
Trading loans and securities	**(7,397)**	(21,178)	(9,658)
Loans net of securitization and sales	**(33,820)**	(27,836)	(31,293)
Deposits	**64,541**	47,487	51,177
Derivatives	**(4,068)**	2,208	788
Financial assets and liabilities designated at fair value through profit or loss	**(364)**	(1,952)	(2,085)
Securitization liabilities	**(3,962)**	(2,265)	3,445
Other	**128**	(2,069)	(2,647)
Income taxes paid	**(869)**	(1,296)	(2,076)
Net cash from (used in) operating activities	**31,695**	12,529	16,633
Cash flows from (used in) financing activities			
Change in securities sold under repurchase agreements	**(4,402)**	12,825	3,800
Issue of subordinated notes and debentures **(Note 18)**	**–**	–	1,000
Repayment of subordinated notes and debentures **(Note 18)**	**(3,400)**	(201)	(1,694)
Repayment or redemption of liability for preferred shares and capital trust securities **(Notes 19, 20)**	**(483)**	(11)	(665)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	**64**	(24)	(12)
Common shares issued **(Note 21)**	**247**	206	951
Repurchase of common shares **(Note 21)**	**(780)**	–	–
Sale of treasury shares **(Note 21)**	**3,655**	3,211	2,210
Purchase of treasury shares **(Note 21)**	**(3,638)**	(3,252)	(2,223)
Dividends paid	**(2,647)**	(1,870)	(1,835)
Distributions to non-controlling interests in subsidiaries	**(105)**	(104)	(104)
Net cash from (used in) financing activities	**(11,489)**	10,780	1,428
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**(7,163)**	(676)	(1,880)
Activities in available-for-sale securities **(Note 6)**			
Purchases	**(60,958)**	(64,861)	(63,658)
Proceeds from maturities	**39,468**	40,223	25,810
Proceeds from sales	**18,189**	20,707	30,997
Activities in held-to-maturity securities **(Note 6)**			
Purchases	**(11,836)**	–	–
Proceeds from maturities	**2,873**	–	–
Activities in debt securities classified as loans			
Purchases	**(721)**	(213)	(291)
Proceeds from maturities	**1,399**	1,568	1,235
Proceeds from sales	**1,030**	162	136
Net purchases of premises, equipment, and other depreciable assets	**(751)**	(827)	(301)
Securities purchased (sold) under reverse repurchase agreements	**4,915**	(12,217)	(6,323)
Net cash acquired from (paid for) acquisitions **(Note 12)**	**(6,543)**	(6,839)	(3,226)
Net cash from (used in) investing activities	**(20,098)**	(22,973)	(17,501)
Effect of exchange rate changes on cash and due from banks	**37**	4	(38)
Net increase (decrease) in cash and due from banks	**145**	340	522
Cash and due from banks at beginning of year	**3,436**	3,096	2,574
Cash and due from banks at end of year	**$ 3,581**	$ 3,436	$ 3,096
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 6,928**	$ 7,368	$ 7,397
Amount of interest received during the year	**21,533**	21,218	20,093
Amount of dividends received during the year	**1,018**	925	806

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies, and related disclosures, a listing of all the notes is provided below.

NOTE	TOPIC	PAGE
1	Nature of Operations	121
2	Summary of Significant Accounting Policies	121
3	Significant Accounting Judgments, Estimates and Assumptions	130
4	Current and Future Changes in Accounting Policies	132
5	Fair Value of Financial Instruments	134
6	Securities	142
7	Loans, Impaired Loans and Allowance for Credit Losses	146
8	Transfers of Financial Assets	149
9	Special Purpose Entities	151
10	Derivatives	152
11	Investment in TD Ameritrade Holding Corporation	159
12	Significant Acquisitions	160
13	Goodwill and Other Intangibles	161
14	Land, Buildings, Equipment and Other Depreciable Assets	163
15	Other Assets	163
16	Deposits	164
17	Other Liabilities	165
18	Subordinated Notes and Debentures	165
19	Liability for Preferred Shares	166
20	Capital Trust Securities	166
21	Share Capital	167
22	Non-controlling Interests in Subsidiaries	170
23	Trading-Related Income	171
24	Insurance	171
25	Share-Based Compensation	174
26	Employee Benefits	175
27	Income Taxes	179
28	Earnings Per Share	181
29	Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	181
30	Related-Party Transactions	184
31	Segmented Information	185
32	Interest Rate Risk	187
33	Credit Risk	189
34	Regulatory Capital	193
35	Risk Management	194
36	Information on Subsidiaries	194
37	Subsequent Events	195

NOTE 1 NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the *Bank Act*. The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the *Bank Act*. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI).

The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Consolidated Financial Statements of the Bank for the year ended October 31, 2013 were approved and authorized for issue by the Bank's Board of Directors, in accordance with the recommendation of the Audit Committee, on December 4, 2013.

The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). The comparative figures for 2011 were restated to reflect transitional adjustments to comply with IFRS.

Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed below.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain special purpose entities (SPEs) which it controls. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally when the Bank owns, directly or indirectly, more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. The Bank's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

Special Purpose Entities

SPEs are entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Typically, SPEs may not be controlled directly through holding more than half of the voting power of the entity. As a result, SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. When assessing whether the Bank has to consolidate an SPE, the Bank evaluates a range of factors, including whether, in substance:

- The activities of the SPE are being conducted on the Bank's behalf according to its specific business needs so that the Bank obtains the benefits from the SPE's operations;
- The Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE;
- The Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or
- The Bank retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain the benefits from its activities.

Consolidation conclusions need to be reassessed at the end of each financial reporting period. The Bank's policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

- Substantive changes in ownership, such as the purchase of more than an insignificant additional interest, or disposal of more than an insignificant interest in an entity;
- Changes in contractual or governance arrangements of an entity;
- Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally, or entering into a transaction that was not originally contemplated; or
- Changes in the financing structure of an entity.

Investments in Associates and Jointly Controlled Entities
Entities over which the Bank has significant influence are associates and are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank's share of the profit or loss of the associate, capital transactions, including the receipt of any dividends, and write-downs to reflect impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income. The Bank's equity share in TD Ameritrade's earnings is reported on a one month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's pro-rata share of assets, liabilities, revenue, and expenses is consolidated.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests
When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is presented on the Consolidated Balance Sheet as non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank's shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees, including advisory fees, are recognized as income when earned, and underwriting fees, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.

Interest from interest-bearing assets and liabilities is recognized as interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Card services income including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a 12-month period. Service charges and trust fee income are recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES
Trading Assets and Trading Liabilities
Financial instruments are included within the trading portfolio if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type commodities transactions that are recorded on the Consolidated Balance Sheet as Securities purchased under reverse repurchase agreements and Obligations related to securities sold under repurchase agreements, respectively.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method (EIRM). Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss
Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities, or both, is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the EIRM and is included in interest income or interest expense.

Available-for-Sale Securities
Financial instruments not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity securities and debt securities.

Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of instruments classified as available-for-sale are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the EIRM. Both dividends and interest are included in interest income.

Impairment losses are recognized if there is objective evidence of impairment as a result of one or more events that have occurred (a 'loss event') and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. A significant or prolonged decline in fair value below cost is considered objective evidence of impairment for available-for-sale equity securities. A deterioration in credit quality is considered objective evidence of impairment for available-for-sale debt securities. Qualitative factors are also considered when assessing impairment for available-for-sale securities. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized on the Consolidated Statement of Income, is removed from other comprehensive income and recognized in net securities gains (losses) in non-interest income.

If the fair value of a previously impaired equity security subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt security subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized on the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously on the Consolidated Statement of Income is recognized in other comprehensive income.

Held-to-Maturity Securities

Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of impairment losses. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counter-party specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. Interest income is recognized using the EIRM and is included in Interest income on the Consolidated Statement of Income.

Loans and Allowance for Loan Losses

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses, write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.

Interest income is recognized using the EIRM. The EIR is the rate that exactly discounts estimated future cash flows over the expected life of the loan. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a 'loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:

- Significant financial difficulty of the issuer or obligor;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
- The disappearance of an active market for that financial asset.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. In cases where a borrower experiences financial difficulties the Bank may grant certain concessionary modifications to terms and conditions of a loan. Modifications may include extension of amortization periods, rate reductions, principal forgiveness, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. If the modified loan's estimated realizable value, discounted at the original loan's EIR has decreased as a result of the modification, additional impairment is recorded. Once modified, if management expects full collection of payments under the revised loan terms, the loan is no longer considered impaired.

The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recognized in Provisions on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries and disposals. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank's medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty's credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. Collateral is reviewed at least annually and when conditions arise indicating an earlier review is necessary. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan's original EIR.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant impaired loans, such as the Bank's personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates which are delinquency levels in interest or principal payments that indicate impairment, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for incurred but not identified credit losses is calculated using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default. For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default is defined as delinquency levels in interest or principal payments that would indicate impairment.

Acquired Loans

Acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to the current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans.

Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income using the EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms. Credit related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are subject to impairment assessments under the Bank's credit loss framework similar to the Bank's originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history and recent borrower credit scores.

ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate.

Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan's EIR as compared to the carrying value of the loan. Impairment is recorded through the provision for credit losses.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment with any remaining increase recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the carrying value in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest is recognized.

Federal Deposit Insurance Corporation Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC) are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

FDIC covered loans are recorded in Loans on the Consolidated Balance Sheet. The indemnification assets are recorded in Other assets on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Customers' Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank under acceptances is reported as a liability on the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Interest expense is recognized on an accrual basis using the EIRM.

Liability for Preferred Shares and Capital Trust Securities

The Bank classifies issued instruments in accordance with the substance of the contractual arrangement. Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option are classified and presented in Share Capital.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Financial and performance standby letters of credit are initially measured and recorded at their fair value. A guarantee liability is recorded on initial recognition at fair value which is normally equal to the present value of the guarantee fees received over the life of contract. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes to manage the risks associated with its funding and investment strategies. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged in accordance with the contract. Notional amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions primarily to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income (losses).

Derivatives Held for Non-trading Purposes

When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in Non-interest income on the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income on the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts accumulated in other comprehensive income are reclassified to Net interest income on the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to Net interest income on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately on the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank's Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity's functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity's functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank's functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses accumulated in other comprehensive income are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

OFFSETTING OF FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as, the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique which includes observable market inputs, the difference is referred to as inception profit or loss. Inception profit or loss is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as 'retained interests'). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Servicing assets are carried at amortized cost. When the benefits of servicing are less than adequate, a servicing liability is recognized.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 8 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest expenses and Non-interest income, respectively, on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

Commodities purchased or sold with an agreement to sell or repurchase the commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which the goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS

The Bank's intangible assets consist primarily of core deposit intangibles, credit card related intangibles and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

Properties or other assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal and 15 years

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

NON-CURRENT ASSETS HELD FOR SALE

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market for the sale of the non-current assets (and disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized on the Consolidated Statement of Income.

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share-based compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank's share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded cash payments equivalent to units of the Bank's common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank's share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank's principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate, mortality rate, and discount rate, which are reviewed annually with the Bank's actuaries. The expense recognized includes the cost of benefits for employee service provided in the current year, interest expense on obligations, expected return on plan assets, the cost of vested plan amendments, the amortization of the cost of unvested plan amendments, and amortization of actuarial gains or losses. The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative expenses and recognized cumulative contributions and is reported in other assets or other liabilities.

The cost of plan amendments are recognized in income immediately if they relate to vested benefits. Otherwise, the cost of plan amendments are deferred and amortized into income on a straight-line basis over the vesting period, which is the period until the plan member becomes unconditionally entitled to the benefits for the principal pension plans and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan.

The excess, if any, of the accumulated net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets for the Bank's principal pension plans is recognized in income on a straight-line basis over the expected average remaining working lives of the active plan members. This is commonly referred to as the corridor approach.

Prepaid pension assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Curtailment and settlement gains and losses are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when the Bank is demonstrably committed to materially reducing the number of employees covered by the plan, or amending the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank's contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in non-interest income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers' share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic and legal environment. These liabilities are continually reviewed and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience and to provide greater comfort that the actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the Canadian Institute of Actuaries relating to claims development, reinsurance recoveries and investment income variables. The impact of the margins is referred to as the provision for adverse deviation. Expected claims and policy benefit liabilities are discounted using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation, as required by Canadian accepted actuarial practices, and makes explicit provision for adverse deviation. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management's best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized on the Consolidated Statement of Income except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a 'loss event') and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a 'loss event') and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counter-party specific level. If there is no objective evidence of impairment at the counter-party specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a 'loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

For certain types of equity instruments fair value is assumed to approximate carrying value where the range of reasonable valuation techniques is significant and the probabilities of such valuation techniques cannot be reasonably assessed. In such instances fair value may not be reliably measured due to the equity instruments unique characteristics, including trading restrictions or that quoted market prices for similar securities are not available.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, mortality rate, and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plan obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank to reduce costs in a sustainable manner and achieve greater operational efficiencies. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank's mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank's previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, given that SPEs may not be controlled directly through holding the majority of voting rights, management judgment is required to assess whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank's exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2.

NOTE 4 CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGE IN ACCOUNTING POLICY

The following amendment has been adopted by the Bank.

Presentation of Other Comprehensive Income

Effective November 1, 2012, the Bank adopted the amendments to IAS 1, *Presentation of Financial Statements* (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and did not have a material impact on the financial position, cash flows or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Consolidation

The following new and amended guidance relates to consolidated financial statements:

- IFRS 10, *Consolidated Financial Statements* (IFRS 10), which replaces IAS 27, *Consolidated and Separate Financial Statements* (IAS 27), and SIC-12, *Consolidation – Special-Purpose Entities* (SIC-12);
- IFRS 11, *Joint Arrangements* (IFRS 11);
- IFRS 12, Disclosure of Interests in Other Entities (IFRS 12);

- IFRS 10, 11, 12 (amendments), *Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance;*
- IFRS 10, 11, 12 (amendments), *Investment Entities*; and
- IAS 27 (Revised 2011), *Separate Financial Statements* (IAS 27R), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments will result in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied retrospectively, allowing for certain practical exceptions and transition relief. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, special purpose entities (SPEs) and its involvement with other third party entities. Additional detail on the implementation of these standards is noted below.

Consolidated Financial Statements

The Bank's adoption of IFRS 10 will result in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes (TD CaTS IV Notes) issued by Trust IV will be removed from the Bank's Consolidated Balance Sheet. This will result in a decrease to Liability for capital trust securities of $1.75 billion which will be replaced with an equivalent amount of deposit note liabilities issued by the Bank to Trust IV, resulting in an increase to deposit note liabilities of $1.75 billion. The impact to the Bank's opening equity will be a decrease of approximately $11 million due to the interest rate differential between the TD CaTS IV Notes and the deposit notes. Other than the deconsolidation of Trust IV, IFRS 10 is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 *Interests in Joint Ventures* (IAS 31) and SIC-13 *Jointly Controlled Entities – Non-Monetary Contributions by Venturers*. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which is the current accounting policy choice adopted by the Bank under IAS 31. The adoption of IFRS 11 is not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders' involvement in the activities of consolidated entities; and the Bank's exposure to associates and joint ventures. The adoption of IFRS 12 is not expected to have a material impact on the consolidated financial statements of the Bank; however the standard will result in additional disclosures.

Fair Value Measurement

IFRS 13, *Fair Value Measurement* (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS's require or permit fair measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows or earnings of the Bank; however the standard will result in additional fair value disclosures.

Employee Benefits

The amendments to IAS 19, Employee Benefits, issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and will be recorded in the Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. On November 1, 2011, the transition date, the amendments are expected to result in a decrease in retained earnings of approximately $136 million, resulting from the recognition of actuarial losses.

Once the Bank adopts the amendments to IAS 19, the following approximate impacts are expected:

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Increase (decrease) in deferred tax assets	**$ 212**	$ 372
Increase (decrease) in defined benefit asset	**(450)**	(425)
Increase (decrease) in deferred tax liabilities	**–**	–
Increase (decrease) in defined benefit liability	**346**	842
Increase (decrease) in retained earnings[1]	**(578)**	(895)
Increase (decrease) in accumulated other comprehensive income (loss)[2]	**(6)**	–
		For the years ended
	October 31 2013	October 31 2012
Increase (decrease) in net income after tax	**$ (22)**	$ (11)

[1] As at October 31, 2013, retained earnings includes the following: (a) $(136) million (October 31, 2012 – $(136) million) adjustment on transition as at November 1, 2011; (b) $(409) million (October 31, 2012 – $(748) million) of unrecognized actuarial gains (losses) which were elected to be reclassified from accumulated other comprehensive income; (c) $(22) million (October 31, 2012 – $(11) million) adjustment relating to net income after tax.

[2] Includes cumulative translation adjustments.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:

- IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), which provides common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position; and
- IAS 32, *Financial Instruments: Presentation* (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities.

The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. Both amendments are to be applied retrospectively. The IFRS 7 amendments are not expected to have a material impact on the consolidated financial statements of the Bank; however the standard will result in additional disclosures. The IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval by the IASB, issued IFRIC 21, *Levies* (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this interpretation.

Financial Instruments

IFRS 9, *Financial Instruments* (IFRS 9), reflects the IASB's work on the replacement of IAS 39, *Financial Instruments: Recognition and Measurement* (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment requirements. The Bank is currently monitoring the impact of adopting IFRS 9, as well as any potential future amendments thereto, including the proposed accounting for macro hedging.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39, *Financial Instruments: Recognition and Measurement* which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets are carried at amortized cost and the fair value is disclosed below.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity, and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party should not impact the fair value of the original instrument.

Retained Interests

The methods and assumptions used to determine fair value of retained interests are described in Note 3.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Carrying Value and Fair Value of Financial Instruments

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)

				As at
	October 31, 2013		October 31, 2012	
	Carrying value	**Fair value**	Carrying value	Fair value
FINANCIAL ASSETS				
Cash and due from banks	**$ 3,581**	**$ 3,581**	$ 3,436	$ 3,436
Interest-bearing deposits with banks	**28,855**	**28,855**	21,692	21,692
Trading loans, securities, and other				
Government and government-related securities	**$ 32,861**	**$ 32,861**	$ 34,563	$ 34,563
Other debt securities	**9,616**	**9,616**	7,887	7,887
Equity securities	**45,751**	**45,751**	37,691	37,691
Trading loans	**10,219**	**10,219**	8,271	8,271
Commodities	**3,414**	**3,414**	6,034	6,034
Retained interests	**67**	**67**	85	85
Total trading loans, securities, and other	**$ 101,928**	**$ 101,928**	$ 94,531	$ 94,531
Derivatives	**49,461**	**49,461**	60,919	60,919
Financial assets designated at fair value through profit or loss	**6,532**	**6,532**	6,173	6,173
Available-for-sale securities				
Government and government-related securities	**$ 37,897**	**$ 37,897**	$ 61,365	$ 61,365
Other debt securities	**38,936**	**38,936**	33,864	33,864
Equity securities[1]	**1,803**	**1,803**	2,083	2,083
Debt securities reclassified from trading	**905**	**905**	1,264	1,264
Total available-for-sale securities	**$ 79,541**	**$ 79,541**	$ 98,576	$ 98,576
Held-to-maturity securities[2]				
Government and government-related securities	**$ 25,890**	**$ 25,875**	$ –	$ –
Other debt securities	**4,071**	**4,075**	–	–
Total held-to-maturity securities	**$ 29,961**	**$ 29,950**	$ –	$ –
Securities purchased under reverse repurchase agreements	**$ 64,283**	**$ 64,283**	$ 69,198	$ 69,198
Loans	**444,922**	**445,935**	408,848	412,409
Customers' liability under acceptances	**6,399**	**6,399**	7,223	7,223
Other assets	**12,680**	**12,680**	10,320	10,320
FINANCIAL LIABILITIES				
Trading deposits	**$ 47,593**	**$ 47,593**	$ 38,774	$ 38,774
Derivatives	**49,471**	**49,471**	64,997	64,997
Securitization liabilities at fair value	**21,960**	**21,960**	25,324	25,324
Other financial liabilities designated at fair value through profit or loss	**12**	**12**	17	17
Deposits	**543,476**	**544,951**	487,754	490,071
Acceptances	**6,399**	**6,399**	7,223	7,223
Obligations related to securities sold short	**41,829**	**41,829**	33,435	33,435
Obligations related to securities sold under repurchase agreements	**34,414**	**34,414**	38,816	38,816
Securitization liabilities at amortized cost	**25,592**	**25,864**	26,190	26,581
Other liabilities	**21,727**	**21,727**	18,489	18,489
Subordinated notes and debentures	**7,982**	**8,678**	11,318	12,265
Liability for preferred shares and capital trust securities	**1,767**	**2,277**	2,250	2,874

[1] As at October 31, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.

[2] Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 6, Securities for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value as at October 31, 2013 and October 31, 2012.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value

(millions of Canadian dollars)

								As at
	October 31, 2013				October 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS								
Trading loans, securities, and other								
Government and government-related securities								
Canadian government debt								
Federal	**$ 304**	**$ 12,908**	**$ –**	**$ 13,212**	$ 3,556	$ 11,649	$ –	$ 15,205
Provinces	**1**	**4,518**	**–**	**4,519**	–	3,731	–	3,731
U.S. federal, state, municipal governments, and agencies debt	**105**	**11,250**	**–**	**11,355**	1,932	8,889	–	10,821
Other OECD government guaranteed debt	**–**	**2,685**	**–**	**2,685**	–	3,510	–	3,510
Mortgage-backed securities	**–**	**1,090**	**–**	**1,090**	–	1,296	–	1,296
Other debt securities								
Canadian issuers	**–**	**2,931**	**5**	**2,936**	–	2,223	17	2,240
Other issuers	**–**	**6,596**	**84**	**6,680**	–	5,590	57	5,647
Equity securities								
Common shares	**38,020**	**7,652**	**15**	**45,687**	31,740	5,850	77	37,667
Preferred shares	**64**	**–**	**–**	**64**	24	–	–	24
Trading loans	**–**	**10,219**	**–**	**10,219**	–	8,271	–	8,271
Commodities	**3,414**	**–**	**–**	**3,414**	6,034	–	–	6,034
Retained interests	**–**	**–**	**67**	**67**	–	–	85	85
	$ 41,908	**$ 59,849**	**$ 171**	**$ 101,928**	$ 43,286	$ 51,009	$ 236	$ 94,531
Derivatives								
Interest rate contracts	**$ 1**	**$ 25,690**	**$ –**	**$ 25,691**	$ 7	$ 38,605	$ 7	$ 38,619
Foreign exchange contracts	**168**	**14,106**	**13**	**14,287**	140	13,116	16	13,272
Credit contracts	**–**	**60**	**3**	**63**	–	37	12	49
Equity contracts	**–**	**8,131**	**958**	**9,089**	–	7,755	691	8,446
Commodity contracts	**60**	**263**	**8**	**331**	131	379	23	533
	$ 229	**$ 48,250**	**$ 982**	**$ 49,461**	$ 278	$ 59,892	$ 749	$ 60,919
Financial assets designated at fair value through profit or loss								
Securities	**$ 670**	**$ 5,853**	**$ –**	**$ 6,523**	$ 603	$ 5,557	$ –	$ 6,160
Loans	**–**	**–**	**9**	**9**	–	–	13	13
	$ 670	**$ 5,853**	**$ 9**	**$ 6,532**	$ 603	$ 5,557	$ 13	$ 6,173
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ –**	**$ 9,329**	**$ –**	**$ 9,329**	$ 6,533	$ 4,322	$ –	$ 10,855
Provinces	**–**	**2,588**	**–**	**2,588**	–	2,503	–	2,503
U.S. federal, state, municipal governments, and agencies debt	**–**	**15,176**	**–**	**15,176**	125	29,530	–	29,655
Other OECD government guaranteed debt	**–**	**7,986**	**8**	**7,994**	–	17,208	2	17,210
Mortgage-backed securities	**–**	**2,810**	**–**	**2,810**	–	1,142	–	1,142
Other debt securities								
Asset-backed securities	**–**	**29,320**	**–**	**29,320**	–	25,045	–	25,045
Non-agency collateralized mortgage obligation portfolio	**–**	**963**	**–**	**963**	–	961	–	961
Corporate and other debt	**–**	**8,634**	**19**	**8,653**	–	7,801	57	7,858
Equity securities								
Common shares[1,2]	**197**	**222**	**1,212**	**1,631**	197	206	1,443	1,846
Preferred shares	**30**	**–**	**136**	**166**	–	69	163	232
Debt securities reclassified from trading	**–**	**677**	**228**	**905**	–	1,099	165	1,264
	$ 227	**$ 77,705**	**$ 1,603**	**$ 79,535**	$ 6,855	$ 89,886	$ 1,830	$ 98,571
Securities purchased under reverse repurchase agreements	**$ –**	**$ 5,331**	**$ –**	**$ 5,331**	$ –	$ 9,340	$ –	$ 9,340
FINANCIAL LIABILITIES								
Trading deposits	**$ –**	**$ 46,197**	**$ 1,396**	**$ 47,593**	$ –	$ 37,674	$ 1,100	$ 38,774
Derivatives								
Interest rate contracts	**$ 1**	**$ 22,789**	**$ 58**	**$ 22,848**	$ 8	$ 33,084	$ 104	$ 33,196
Foreign exchange contracts	**149**	**15,535**	**12**	**15,696**	105	21,547	14	21,666
Credit contracts	**–**	**355**	**3**	**358**	–	236	11	247
Equity contracts	**–**	**8,892**	**1,350**	**10,242**	–	8,268	1,011	9,279
Commodity contracts	**56**	**266**	**5**	**327**	103	495	11	609
	$ 206	**$ 47,837**	**$ 1,428**	**$ 49,471**	$ 216	$ 63,630	$ 1,151	$ 64,997
Securitization liabilities at fair value	**$ –**	**$ 21,960**	**$ –**	**$ 21,960**	$ –	$ 25,324	$ –	$ 25,324
Other financial liabilities designated at fair value through profit or loss	**$ –**	**$ –**	**$ 12**	**$ 12**	$ –	$ –	$ 17	$ 17
Obligations related to securities sold short	**$ 17,698**	**$ 24,124**	**$ 7**	**$ 41,829**	$ 15,125	$ 18,289	$ 21	$ 33,435
Obligations related to securities sold under repurchase agreements	**$ –**	**$ 5,825**	**$ –**	**$ 5,825**	$ –	$ 10,232	$ –	$ 10,232

[1] As at October 31, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.

[2] As at October 31, 2013, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $930 million (October 31, 2012 – $956 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

As at October 31, 2013, the Bank transferred $4 billion off-the run treasury securities classified as trading and $4.2 billion classified as available for sale from Level 1 to Level 2. In addition the Bank transferred $2.3 billion off-the-run treasury securities sold short from level 1 to level 2. There were no significant transfers between level 1 and level 2 during the year ended October 31, 2012.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the year ended October 31, 2013 and October 31, 2012.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	Fair value as at Nov. 1, 2012	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at Oct. 31, 2013	Change in unrealized gains (losses) on instruments still held[3]
		Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3		
FINANCIAL ASSETS										
Trading loans, securities, and other										
Government and government-related securities										
Canadian government debt										
Provinces	$ –	$ –	$ –	$ 182	$ –	$ (182)	$ –	$ –	$ –	$ –
Other debt securities										
Canadian issuers	17	2	–	79	–	(111)	22	(4)	5	–
Other issuers	57	2	–	339	–	(369)	67	(12)	84	(2)
Equity securities										
Common shares	77	–	–	134	–	(196)	–	–	15	–
Preferred shares	–	–	–	88	–	(88)	–	–	–	–
Retained interests	85	6	–	–	10	(34)	–	–	67	(13)
	$ 236	$ 10	$ –	$ 822	$ 10	$ (980)	$ 89	$ (16)	$ 171	$ (15)
Financial assets designated at fair value through profit or loss										
Loans	$ 13	$ 4	$ –	$ –	$ –	$ (8)	$ –	$ –	$ 9	$ 1
	$ 13	$ 4	$ –	$ –	$ –	$ (8)	$ –	$ –	$ 9	$ 1
Available-for-sale securities										
Government and government-related securities										
Other OECD government guaranteed debt	$ 2	$ –	$ –	$ 8	$ –	$ (2)	$ –	$ –	$ 8	$ –
Other debt securities										
Corporate and other debt	57	1	(3)	–	–	(36)	–	–	19	(4)
Equity securities										
Common shares	1,443	27	(7)	111	–	(421)	59	–	1,212	37
Preferred shares	163	(1)	(21)	–	–	(5)	–	–	136	7
Debt securities reclassified from trading	165	11	7	–	–	(2)	54	(7)	228	20
	$ 1,830	$ 38	$ (24)	$ 119	$ –	$ (466)	$ 113	$ (7)	$ 1,603	$ 60

	Fair value as at Nov. 1, 2012	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at Oct. 31, 2013	Change in unrealized losses (gains) on instruments still held[3]
		Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3		
FINANCIAL LIABILITIES										
Trading deposits	$ 1,100	$ (24)	$ –	$ –	$ 375	$ (384)	$ 336	$ (7)	$ 1,396	$ 46
Derivatives[4]										
Interest rate contracts	$ 97	$ (32)	$ –	$ –	$ –	$ (7)	$ –	$ –	$ 58	$ (33)
Foreign exchange contracts	(2)	(1)	–	–	–	3	(1)	–	(1)	1
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	143	–	(125)	180	(125)	(1)	–	392	141
Commodity contracts	(12)	7	–	–	–	2	–	–	(3)	(1)
	$ 402	$ 118	$ –	$ (125)	$ 180	$ (127)	$ (2)	$ –	$ 446	$ 110
Other financial liabilities designated at fair value through profit or loss	$ 17	$ 14	$ –	$ –	$ 178	$ (197)	$ –	$ –	$ 12	$ 1
Obligations related to securities sold short	$ 21	$ –	$ –	$ (47)	$ –	$ 33	$ –	$ –	$ 7	$ –

[1] Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (losses), and Other income (loss) on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.

[4] As at October 31, 2013, consists of derivative assets of $982 million (November 1, 2012 – $749 million) and derivative liabilities of $1,428 million (November 1, 2012 – $1,151 million), which have been netted on this table for presentation purposes only.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	Fair value as at Nov. 1, 2011	Total realized and unrealized gains (losses) Included in income[1]	Included in OCI	Movements Purchases	Issuances	Other[2]	Transfers Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2012	Change in unrealized gains (losses) on instruments still held[3]
FINANCIAL ASSETS										
Trading loans, securities, and other										
Government and government-related securities										
Canadian government debt										
Federal	$ –	$ –	$ –	$ 1	$ –	$ –	$ –	$ (1)	$ –	$ –
Provinces	5	–	–	3	–	(10)	5	(3)	–	–
Other debt securities										
Canadian issuers	30	4	–	29	–	(52)	29	(23)	17	2
Other issuers	79	8	–	276	–	(272)	50	(84)	57	(4)
Equity securities										
Common shares	–	–	–	89	–	(12)	–	–	77	–
Trading loans	3	–	–	2	–	(8)	3	–	–	–
Retained interests	52	17	–	28	9	(21)	–	–	85	10
	$ 169	$ 29	$ –	$ 428	$ 9	$ (375)	$ 87	$ (111)	$ 236	$ 8
Financial assets designated at fair value through profit or loss										
Loans	$ 8	$ 14	$ –	$ –	$ –	$ (9)	$ –	$ –	$ 13	$ 5
	$ 8	$ 14	$ –	$ –	$ –	$ (9)	$ –	$ –	$ 13	$ 5
Available-for-sale securities										
Government and government-related securities										
Other OECD government guaranteed debt	$ –	$ –	$ –	$ 2	$ –	$ –	$ –	$ –	$ 2	$ –
Other debt securities										
Corporate and other debt	24	1	1	14	–	(2)	45	(26)	57	1
Equity securities										
Common shares	1,524	114	(33)	66	–	(228)	–	–	1,443	(11)
Preferred shares	190	(21)	47	1	–	(54)	–	–	163	39
Debt securities reclassified from trading	158	12	13	–	–	(9)	22	(31)	165	8
	$ 1,896	$ 106	$ 28	$ 83	$ –	$ (293)	$ 67	$ (57)	$ 1,830	$ 37

	Fair value as at Nov. 1, 2011	Total realized and unrealized (gains) losses Included in income[1]	Included in OCI	Movements Purchases	Issuances	Other[2]	Transfers Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2012	Change in unrealized (gains) losses on instruments still held[3]
FINANCIAL LIABILITIES										
Trading deposits	$ 1,080	$ 16	$ –	$ –	$ 395	$ (392)	$ 1	$ –	$ 1,100	$ 26
Derivatives[4]										
Interest rate contracts	$ 81	$ 10	$ –	$ 5	$ –	$ –	$ 1	$ –	$ 97	$ 15
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	(14)	–	–	–	3	(2)	2	(1)	(3)
Equity contracts	343	(18)	–	(134)	187	(59)	1	–	320	(13)
Commodity contracts	1	(13)	–	–	–	(1)	–	1	(12)	(11)
	$ 433	$ (35)	$ –	$ (129)	$ 187	$ (57)	$ –	$ 3	$ 402	$ (12)
Other financial liabilities designated at fair value through profit or loss	$ 27	$ (65)	$ –	$ –	$ 188	$ (135)	$ 2	$ –	$ 17	$ (65)
Obligations related to securities sold short	$ 2	$ –	$ –	$ (6)	$ –	$ 37	$ 2	$ (14)	$ 21	$ 5

[1] Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.

[4] As at October 31, 2012, consists of derivative assets of $749 million (November 1, 2011 – $685 million) and derivative liabilities of $1,151 million (November 1, 2011 – $1,118 million), which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:

- Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
- Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgement.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2013 and October 31, 2012, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)

				As at
	October 31, 2013		October 31, 2012	
	Impact to net assets		Impact to net assets	
	Decrease in fair value	**Increase in fair value**	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS				
Trading loans, securities, and other				
Equity securities				
Common shares	**$ 1**	**$ 1**	$ 4	$ 4
Preferred shares	**–**	**–**	–	–
Retained interests	**5**	**2**	7	3
	6	**3**	11	7
Derivatives				
Interest rate contracts	**–**	**–**	2	2
Foreign exchange contracts	**–**	**–**	–	–
Equity contracts	**30**	**35**	36	47
	30	**35**	38	49
Available-for-sale securities				
Government and government related securities				
Other OECD government guaranteed debt	**1**	**1**	–	–
Other debt securities				
Corporate and other debt	**2**	**–**	2	2
Equity securities				
Common shares	**45**	**18**	97	24
Preferred shares	**7**	**7**	8	8
Debt securities reclassified from trading	**4**	**4**	4	4
	59	**30**	111	38
FINANCIAL LIABILITIES				
Trading deposits	**5**	**9**	3	6
Derivatives				
Interest rate contracts	**23**	**17**	36	26
Equity contracts	**49**	**42**	66	50
	72	**59**	102	76
Other financial liabilities designated at fair value through profit or loss	**2**	**2**	3	3
Total	**$ 174**	**$ 138**	$ 268	$ 179

The best evidence of a financial instrument's fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	**2013**	2012
Balance as at beginning of year	**$ 48**	$ 35
New transactions	**32**	34
Recognized in the Consolidated Statement of Income during the year	**(39)**	(21)
Balance as at end of year	**$ 41**	$ 48

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $9 million as at October 31, 2013 (October 31, 2012 – $13 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank's risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank's insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank's own credit do not impact the determination of fair value.

The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $123 million less than the carrying amount as at October 31, 2013 (October 31, 2012 – $445 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss

The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank's own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the year ended October 31, 2013 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(129) million (2012 – $(5) million).

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in Trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $905 million as at October 31, 2013 (October 31, 2012 – $1,264 million). For the year ended October 31, 2013, net interest income of $62 million after tax (year ended October 31, 2012 – $90 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the year ended October 31, 2013 of $25 million after tax (October 31, 2012 – increase of $26 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the year ended October 31, 2013 of $25 million after tax (October 31, 2012 – increase of $26 million after tax). During the year ended October 31, 2013, reclassified debt securities with a fair value of $420 million (October 31, 2012 – $789 million) were sold or matured, and $28 million after tax (October 31, 2012 – $23 million after tax) was recorded in net securities gains during the year ended October 31, 2013.

RECLASSIFICATIONS OF CERTAIN SECURITIES FROM AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

a) On March 1, 2013, the Bank reclassified certain debt securities totalling $11.1 billion from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. The reclassification is a non-cash transaction that is excluded from the Consolidated Statement of Cash Flows.

The fair value and carrying value of the reclassified debt securities was $9.4 billion and $9.4 billion, respectively, as at October 31, 2013. The decrease in fair value of these securities recorded in other comprehensive income from November 1, 2012 to February 28, 2013 was $20 million after tax (year ended October 31, 2012 – increase in fair value of $106 million after tax). On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.8% with expected recoverable cash flows, on an undiscounted basis, of $11.3 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the EIRM. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been a decrease of $81 million for the period March 1, 2013 to October 31, 2013. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	*For the period* March 1, 2013 to October 31, 2013
Net interest income[1]	$ 119
Net income before income taxes	119
Provision for (recovery of) income taxes	30
Net income	**$ 89**

[1] Includes amortization of the net unrealized gains associated with these reclassified held-to-maturity securities and was included in other comprehensive income on the date of reclassification.

b) On September 23, 2013, the Bank reclassified certain debt securities totalling $9.9 billion from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. The reclassification is a non-cash transaction that is excluded from the Consolidated Statement of Cash Flows.

The fair value and carrying value of the reclassified debt securities was $10.0 billion and $9.9 billion, respectively, as at October 31, 2013. The decrease in fair value of these securities recorded in other comprehensive income from November 1, 2012 to September 22, 2013 was $158 million after tax (year ended October 31, 2012 – increase in fair value of $59 million after tax). On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.9% with expected recoverable cash flows, on an undiscounted basis, of $10.7 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the EIRM. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been an increase of $37 million for the period September 23, 2013 to October 31, 2013. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	*For the period* September 23, 2013 to October 31, 2013
Net interest income[1]	$ 19
Net income before income taxes	19
Provision for (recovery of) income taxes	7
Net income	**$ 12**

[1] Includes amortization of the net unrealized gains associated with these reclassified held-to-maturity securities and was included in other comprehensive income on the date of reclassification.

The remaining terms to contractual maturities of the securities held by the Bank are as follows:

Securities Maturity Schedule

(millions of Canadian dollars)

								As at
							October 31 2013	October 31 2012
	Remaining terms to maturities[1]							
	Within 1 year	**Over 1 year to 3 years**	**Over 3 years to 5 years**	**Over 5 years to 10 years**	**Over 10 years**	**With no specific maturity**	**Total**	Total
Trading securities[2]								
Government and government-related securities								
Canadian government debt								
Federal	**$ 4,664**	**$ 2,711**	**$ 2,072**	**$ 2,071**	**$ 1,694**	**$ –**	**$ 13,212**	$ 15,205
Provinces	**1,707**	**477**	**549**	**723**	**1,063**	**–**	**4,519**	3,731
U.S. federal, state, municipal governments, and agencies debt	**2,242**	**5,432**	**1,666**	**1,330**	**685**	**–**	**11,355**	10,821
Other OECD government-guaranteed debt	**1,803**	**501**	**175**	**192**	**14**	**–**	**2,685**	3,510
Mortgage-backed securities								
Residential	**239**	**709**	**62**	**12**	**–**	**–**	**1,022**	1,296
Commercial	**3**	**41**	**5**	**19**	**–**	**–**	**68**	–
	10,658	**9,871**	**4,529**	**4,347**	**3,456**	**–**	**32,861**	34,563
Other debt securities								
Canadian issuers	**598**	**861**	**430**	**747**	**300**	**–**	**2,936**	2,240
Other issuers	**3,122**	**1,777**	**1,158**	**436**	**187**	**–**	**6,680**	5,647
	3,720	**2,638**	**1,588**	**1,183**	**487**	**–**	**9,616**	7,887
Equity securities								
Common shares	**–**	**–**	**–**	**–**	**–**	**45,687**	**45,687**	37,667
Preferred shares	**–**	**–**	**–**	**–**	**–**	**64**	**64**	24
	–	**–**	**–**	**–**	**–**	**45,751**	**45,751**	37,691
Retained interests	**4**	**14**	**6**	**18**	**25**	**–**	**67**	85
Total trading securities	**$ 14,382**	**$ 12,523**	**$ 6,123**	**$ 5,548**	**$ 3,968**	**$ 45,751**	**$ 88,295**	$ 80,226
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 5,041**	**$ 206**	**$ 2,979**	**$ 1,043**	**$ 60**	**$ –**	**$ 9,329**	$ 10,855
Provinces	**175**	**540**	**1,417**	**448**	**8**	**–**	**2,588**	2,503
U.S. federal, state, municipal governments, and agencies debt	**177**	**1,769**	**2,117**	**5,545**	**5,568**	**–**	**15,176**	29,655
Other OECD government-guaranteed debt	**5,568**	**1,933**	**371**	**122**	**–**	**–**	**7,994**	17,210
Mortgage-backed securities	**22**	**922**	**1,866**	**–**	**–**	**–**	**2,810**	1,142
	10,983	**5,370**	**8,750**	**7,158**	**5,636**	**–**	**37,897**	61,365
Other debt securities								
Asset-backed securities	**1,813**	**3,229**	**4,776**	**10,464**	**9,038**	**–**	**29,320**	25,045
Non-agency CMO	**–**	**–**	**–**	**–**	**963**	**–**	**963**	961
Corporate and other debt	**2,161**	**3,819**	**2,127**	**394**	**152**	**–**	**8,653**	7,858
	3,974	**7,048**	**6,903**	**10,858**	**10,153**	**–**	**38,936**	33,864
Equity securities								
Common shares	**–**	**–**	**–**	**–**	**–**	**1,637**	**1,637**	1,851
Preferred shares	**–**	**–**	**–**	**–**	**–**	**166**	**166**	232
	–	**–**	**–**	**–**	**–**	**1,803**	**1,803**	2,083
Debt securities reclassified from trading	**118**	**353**	**174**	**171**	**57**	**32**	**905**	1,264
Total available-for-sale securities	**$ 15,075**	**$ 12,771**	**$ 15,827**	**$ 18,187**	**$ 15,846**	**$ 1,835**	**$ 79,541**	$ 98,576
Held-to-maturity securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 259**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ 259**	$ –
U.S. federal, state, municipal governments, and agencies debt	**–**	**–**	**1,334**	**7,447**	**3,770**	**–**	**12,551**	–
Other OECD government guaranteed debt	**1,914**	**7,002**	**4,093**	**71**	**–**	**–**	**13,080**	–
	2,173	**7,002**	**5,427**	**7,518**	**3,770**	**–**	**25,890**	–
Other debt securities								
Asset-backed securities	**–**	**–**	**141**	**1,098**	**–**	**–**	**1,239**	–
Other issuers	**773**	**749**	**1,310**	**–**	**–**	**–**	**2,832**	–
	773	**749**	**1,451**	**1,098**	**–**	**–**	**4,071**	–
Total held-to-maturity securities	**2,946**	**7,751**	**6,878**	**8,616**	**3,770**	**–**	**29,961**	–
Total securities	**$ 32,403**	**$ 33,045**	**$ 28,828**	**$ 32,351**	**$ 23,584**	**$ 47,586**	**$ 197,797**	$ 178,802

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

[2] Includes securities designated as fair value through profit or loss.

Unrealized Gains and Losses on Available-for-Sale Securities

The following tables summarize the unrealized gains and losses as at October 31, 2013 and October 31, 2012.

Unrealized Securities Gains (Losses)

(millions of Canadian dollars)

								As at
	October 31, 2013				October 31, 2012			
	Costs/ amortized cost[1]	**Gross unrealized gains**	**Gross unrealized (losses)**	**Fair value**	Costs/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 9,301**	**$ 32**	**$ (4)**	**$ 9,329**	$ 10,818	$ 38	$ (1)	$ 10,855
Provinces	**2,569**	**21**	**(2)**	**2,588**	2,485	18	–	2,503
U.S. federal, state, municipal governments, and agencies debt	**14,971**	**269**	**(64)**	**15,176**	28,821	865	(31)	29,655
Other OECD government guaranteed debt	**7,978**	**23**	**(7)**	**7,994**	16,856	360	(6)	17,210
Mortgage-backed securities	**2,791**	**22**	**(3)**	**2,810**	1,134	8	–	1,142
	37,610	**367**	**(80)**	**37,897**	60,114	1,289	(38)	61,365
Other debt securities								
Asset-backed securities	**29,252**	**136**	**(68)**	**29,320**	24,868	222	(45)	25,045
Non-agency collateralized mortgage obligation portfolio	**948**	**15**	**–**	**963**	939	22	–	961
Corporate and other debt	**8,471**	**206**	**(24)**	**8,653**	7,587	294	(23)	7,858
	38,671	**357**	**(92)**	**38,936**	33,394	538	(68)	33,864
Equity securities								
Common shares	**1,557**	**108**	**(28)**	**1,637**	1,749	117	(15)	1,851
Preferred shares	**152**	**15**	**(1)**	**166**	194	38	–	232
	1,709	**123**	**(29)**	**1,803**	1,943	155	(15)	2,083
Debt securities reclassified from trading[2]	**835**	**86**	**(16)**	**905**	1,165	130	(31)	1,264
Total available-for-sale securities	**$ 78,825**	**$ 933**	**$ (217)**	**$ 79,541**	$ 96,616	$ 2,112	$ (152)	$ 98,576
Held-to-maturity securities								
Government and government-related securities								
Canadian government debt								
Federal	**$ 259**	**$ –**	**$ –**	**$ 259**	$ –	$ –	$ –	$ –
U.S. federal, state, municipal governments, and agencies debt	**12,551**	**44**	**(82)**	**12,513**	–	–	–	–
Other OECD government guaranteed debt	**13,080**	**29**	**(6)**	**13,103**	–	–	–	–
	25,890	**73**	**(88)**	**25,875**	–	–	–	–
Other debt securities								
Asset-backed securities	**1,239**	**8**	**–**	**1,247**				
Other issuers	**2,832**	**9**	**(13)**	**2,828**	–	–	–	–
	4,071	**17**	**(13)**	**4,075**	–	–	–	–
Total held-to-maturity securities	**29,961**	**90**	**(101)**	**29,950**	–	–	–	–
Total securities	**$ 108,786**	**$ 1,023**	**$ (318)**	**$ 109,491**	$ 96,616	$ 2,112	$ (152)	$ 98,576

[1] Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

[2] Includes the fair value of corporate and other debt securities, as at October 31, 2013 of $905 million (October 31, 2012 – $1,264 million).

In the following table, unrealized losses for available-for-sale securities are categorized as "12 months or longer" if for each of the consecutive 12 months preceding October 31, 2013 and October 31, 2012, the fair value of the securities was less than the amortized cost. If not, they have been categorized as "Less than 12 months".

Unrealized Loss Positions for Available-for-Sale Securities

(millions of Canadian dollars)

						As at
						October 31, 2013
	Less than 12 months		**12 months or longer**		**Total**	
	Fair value	**Gross unrealized losses**	**Fair value**	**Gross unrealized losses**	**Fair value**	**Gross unrealized losses**
Available-for-sale securities						
Government and government-related securities						
Canadian government debt						
Federal	**$ –**	**$ –**	**$ 1,552**	**$ 4**	**$ 1,552**	**$ 4**
Province	**–**	**–**	**325**	**2**	**325**	**2**
U.S. federal, state and municipal governments, and agencies debt	**2,978**	**50**	**706**	**14**	**3,684**	**64**
Other OECD government-guaranteed debt	**1,332**	**6**	**602**	**1**	**1,934**	**7**
Mortgage-backed securities						
Residential	**875**	**3**	**–**	**–**	**875**	**3**
	5,185	**59**	**3,185**	**21**	**8,370**	**80**
Other debt securities						
Asset-backed securities	**8,465**	**44**	**648**	**24**	**9,113**	**68**
Corporate and other debt	**1,363**	**11**	**605**	**13**	**1,968**	**24**
	9,828	**55**	**1,253**	**37**	**11,081**	**92**
Equity securities						
Common shares	**59**	**14**	**22**	**14**	**81**	**28**
Preferred shares	**115**	**1**	**–**	**–**	**115**	**1**
	174	**15**	**22**	**14**	**196**	**29**
Debt securities reclassified from trading	**–**	**–**	**85**	**16**	**85**	**16**
Total	**$ 15,187**	**$ 129**	**$ 4,545**	**$ 88**	**$ 19,732**	**$ 217**

						October 31, 2012
Available-for-sale securities						
Government and government-related securities						
Canadian government debt – federal	$ 4,027	$ 1	$ –	$ –	$ 4,027	$ 1
U.S. federal, state and municipal governments, and agencies debt	2,656	17	869	14	3,525	31
Other OECD government-guaranteed debt	2,849	6	–	–	2,849	6
	9,532	24	869	14	10,401	38
Other debt securities						
Asset-backed securities	295	10	2,201	35	2,496	45
Corporate and other debt	421	15	395	8	816	23
	716	25	2,596	43	3,312	68
Equity securities						
Common shares	18	13	40	2	58	15
Preferred shares	–	–	–	–	–	–
	18	13	40	2	58	15
Debt securities reclassified from trading	–	–	179	31	179	31
Total	$ 10,266	$ 62	$ 3,684	$ 90	$ 13,950	$ 152

Net Securities Gains (Losses)

(millions of Canadian dollars)

	For the years ended October 31		
	2013	2012	2011
Net realized gains (losses)			
Available-for-sale securities	**$ 312**	$ 423	$ 416
Impairment losses			
Available-for-sale securities[1]	**(8)**	(50)	(23)
Total	**$ 304**	$ 373	$ 393

[1] None of the write-downs for the year ended October 31, 2013, (2012 – nil) related to debt securities in the reclassified portfolio as described in "Reclassification of Certain Debt Securities – Trading to Available-for-Sale" above.

NOTE 7 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans and related allowances for credit losses.

Loans, Impaired Loans and Allowance for Credit Losses

(millions of Canadian dollars)

									As at
									October 31, 2013
	Gross Loans				**Allowance for loan losses[1]**				
	Neither past due nor impaired	**Past due but not impaired**	**Impaired**	**Total**	**Counter-party specific**	**Individually insignificant impaired loans**	**Incurred but not identified credit losses**	**Total allowance for loan losses**	**Net loans**
Residential mortgages[2,3,4]	**$ 182,169**	**$ 2,459**	**$ 706**	**$ 185,334**	**$ –**	**$ 22**	**$ 65**	**$ 87**	**$ 185,247**
Consumer instalment and other personal[5]	**112,528**	**5,648**	**737**	**118,913**	**–**	**118**	**541**	**659**	**118,254**
Credit card	**20,620**	**1,299**	**269**	**22,188**	**–**	**128**	**714**	**842**	**21,346**
Business and government[2,3,4]	**112,779**	**1,354**	**980**	**115,113**	**151**	**30**	**698**	**879**	**114,234**
	$ 428,096	**$ 10,760**	**$ 2,692**	**$ 441,548**	**$ 151**	**$ 298**	**$ 2,018**	**$ 2,467**	**$ 439,081**
Debt securities classified as loans				**3,744**	**173**	**–**	**98**	**271**	**3,473**
Acquired credit-impaired loans				**2,485**	**24**	**93**	**–**	**117**	**2,368**
Total				**$ 447,777**	**$ 348**	**$ 391**	**$ 2,116**	**$ 2,855**	**$ 444,922**
									October 31, 2012
Residential mortgages[2,3,4]	$ 168,575	$ 2,355	$ 679	$ 171,609	$ –	$ 27	$ 50	$ 77	$ 171,532
Consumer instalment and other personal[5]	111,063	5,645	673	117,381	–	118	430	548	116,833
Credit card	14,230	922	181	15,333	–	83	605	688	14,645
Business and government[2,3,4]	95,893	1,530	985	98,408	168	22	703	893	97,515
	$ 389,761	$ 10,452	$ 2,518	$ 402,731	$ 168	$ 250	$ 1,788	$ 2,206	$ 400,525
Debt securities classified as loans				4,994	185	–	155	340	4,654
Acquired credit-impaired loans				3,767	31	67	–	98	3,669
Total				$ 411,492	$ 384	$ 317	$ 1,943	$ 2,644	$ 408,848

[1] Excludes allowance for off-balance sheet positions.

[2] Excludes trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

[3] Includes insured mortgages of $129,805 million as at October 31, 2013 (October 31, 2012 – $126,951 million).

[4] As at October 31, 2013, impaired loans with a balance of $497 million did not have a related allowance for loan losses (October 31, 2012 – $456 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.

[5] Includes Canadian government-insured real estate personal loans of $26,725 million as at October 31, 2013 (October 31, 2012 – $30,241 million).

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. In order to determine the carrying value of foreclosed assets, the Bank predominantly relies on third-party appraisals. Foreclosed assets held for sale were $233 million as at October 31, 2013 (October 31, 2012 – $254 million) and was recorded in Other assets on the Consolidated Balance Sheet.

The following table presents information related to the Bank's impaired loans.

Impaired Loans[1]

(millions of Canadian dollars)

				As at
				October 31, 2013
	Unpaid principal balance[2]	**Carrying value**	**Related allowance for credit losses**	**Average gross impaired loans**
Residential mortgages	**$ 759**	**$ 706**	**$ 22**	**$ 697**
Consumer instalment and other personal	**834**	**737**	**118**	**709**
Credit card	**269**	**269**	**128**	**228**
Business and government	**1,179**	**980**	**181**	**968**
Total	**$ 3,041**	**$ 2,692**	**$ 449**	**$ 2,602**
				October 31, 2012
Residential mortgages	$ 722	$ 679	$ 27	$ 722
Consumer instalment and other personal	744	673	118	457
Credit card	181	181	83	157
Business and government	1,639	985	190	1,092
Total	$ 3,286	$ 2,518	$ 418	$ 2,428

[1] Excludes acquired credit-impaired loans and debt securities classified as loans.

[2] Represents contractual amount of principal owed.

The change in the Bank's allowance for credit losses for the years ended October 31, 2013 and October 31, 2012 are shown in the following tables.

Allowance for Credit Losses

(millions of Canadian dollars)	Balance as at November 1 2012	Provision for credit losses	Write-offs	Recoveries	Disposals	Foreign exchange and other adjustments	Balance as at October 31 2013
Counterparty-specific allowance							
Business and government	$ 170	$ 159	$ (208)	$ 41	$ –	$ (11)	$ 151
Debt securities classified as loans	185	13	(11)	–	(22)	8	173
Total counterparty-specific allowance excluding acquired credit-impaired loans	355	172	(219)	41	(22)	(3)	324
Acquired credit-impaired loans[1,2]	31	13	(14)	5	–	(11)	24
Total counterparty-specific allowance	386	185	(233)	46	(22)	(14)	348
Collectively assessed allowance for individually insignificant impaired loans							
Residential mortgages	27	27	(53)	20	–	1	22
Consumer instalment and other personal	118	638	(822)	182	–	2	118
Credit card	83	536	(599)	106	–	2	128
Business and government	22	59	(87)	36	–	–	30
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	250	1,260	(1,561)	344	–	5	298
Acquired credit-impaired loans[1,2]	67	36	(24)	4	–	10	93
Total collectively assessed allowance for individually insignificant impaired loans	317	1,296	(1,585)	348	–	15	391
Collectively assessed allowance for incurred but not identified credit losses							
Residential mortgages	50	14	–	–	–	1	65
Consumer instalment and other personal	452	106	–	–	–	7	565
Credit card	671	91	–	–	–	5	767
Business and government	824	(16)	–	–	–	25	833
Debt securities classified as loans	155	(45)	–	–	(19)	7	98
Total collectively assessed allowance for incurred but not identified credit losses	2,152	150	–	–	(19)	45	2,328
Allowance for credit losses							
Residential mortgages	77	41	(53)	20	–	2	87
Consumer instalment and other personal	570	744	(822)	182	–	9	683
Credit card	754	627	(599)	106	–	7	895
Business and government	1,016	202	(295)	77	–	14	1,014
Debt securities classified as loans	340	(32)	(11)	–	(41)	15	271
Total allowance for credit losses excluding acquired credit-impaired loans	2,757	1,582	(1,780)	385	(41)	47	2,950
Acquired credit-impaired loans[1,2]	98	49	(38)	9	–	(1)	117
Total allowance for credit losses	2,855	1,631	(1,818)	394	(41)	46	3,067
Less: Allowance for off-balance sheet positions[3]	211	(2)	–	–	–	3	212
Allowance for loan losses	$ 2,644	$ 1,633	$ (1,818)	$ 394	$ (41)	$ 43	$ 2,855

[1] Includes all FDIC covered loans and other ACI loans.

[2] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the "FDIC Covered Loans" section in this Note.

[3] The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Consolidated Balance Sheet.

Allowance for Credit Losses

(millions of Canadian dollars)	Balance as at November 1 2011	Provision for credit losses	Write-offs	Recoveries	Disposals	Foreign exchange and other adjustments	Balance as at October 31 2012
Counterparty-specific allowance							
Business and government	$ 188	$ 337	$ (377)	$ 46	$ –	$ (24)	$ 170
Debt securities classified as loans	179	6	–	–	–	–	185
Total counterparty-specific allowance excluding acquired credit-impaired loans	367	343	(377)	46	–	(24)	355
Acquired credit-impaired loans[1,2]	30	58	(60)	–	–	3	31
Total counterparty-specific allowance	397	401	(437)	46	–	(21)	386
Collectively assessed allowance for individually insignificant impaired loans							
Residential mortgages	32	32	(60)	19	–	4	27
Consumer instalment and other personal	114	665	(794)	134	–	(1)	118
Credit card	64	353	(385)	51	–	–	83
Business and government	34	68	(116)	36	–	–	22
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	244	1,118	(1,355)	240	–	3	250
Acquired credit-impaired loans[1,2]	30	56	(52)	1	–	32	67
Total collectively assessed allowance for individually insignificant impaired loans	274	1,174	(1,407)	241	–	35	317
Collectively assessed allowance for incurred but not identified credit losses							
Residential mortgages	30	23	–	–	–	(3)	50
Consumer instalment and other personal	405	48	–	–	–	(1)	452
Credit card	312	359	–	–	–	–	671
Business and government	1,030	(216)	–	–	–	10	824
Debt securities classified as loans	149	6	–	–	–	–	155
Total collectively assessed allowance for incurred but not identified credit losses	1,926	220	–	–	–	6	2,152
Allowance for credit losses							
Residential mortgages	62	55	(60)	19	–	1	77
Consumer instalment and other personal	519	713	(794)	134	–	(2)	570
Credit card	376	712	(385)	51	–	–	754
Business and government	1,252	189	(493)	82	–	(14)	1,016
Debt securities classified as loans	328	12	–	–	–	–	340
Total allowance for credit losses excluding acquired credit-impaired loans	2,537	1,681	(1,732)	286	–	(15)	2,757
Acquired credit-impaired loans[1,2]	60	114	(112)	1	–	35	98
Total allowance for credit losses	2,597	1,795	(1,844)	287	–	20	2,855
Less: Allowance for off-balance sheet positions[3]	283	(74)	–	–	–	2	211
Allowance for loan losses	$ 2,314	$ 1,869	$ (1,844)	$ 287	$ –	$ 18	$ 2,644

[1] Includes all FDIC covered loans and other ACI loans.
[2] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the "FDIC Covered Loans" section in this Note.
[3] The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.

The following table summarizes loans that are contractually past due but not impaired as at October 31, 2013 and October 31, 2012. U.S. Personal and Commercial Banking may grant a grace period of up to 15 days. There were $2.0 billion as at October 31, 2013 (October 31, 2012 – $1.9 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

Loans Past Due but not Impaired[1]

(millions of Canadian dollars)				*As at*
				October 31, 2013
	1-30 days	**31-60 days**	**61-89 days**	**Total**
Residential mortgages	**$ 1,560**	**$ 785**	**$ 114**	**$ 2,459**
Consumer instalment and other personal	**4,770**	**695**	**183**	**5,648**
Credit card	**956**	**216**	**127**	**1,299**
Business and government	**974**	**325**	**55**	**1,354**
Total	**$ 8,260**	**$ 2,021**	**$ 479**	**$ 10,760**
				October 31, 2012
Residential mortgages	$ 1,370	$ 821	$ 164	$ 2,355
Consumer instalment and other personal	4,752	705	188	5,645
Credit card	695	144	83	922
Business and government	1,186	289	55	1,530
Total	$ 8,003	$ 1,959	$ 490	$ 10,452

[1] Excludes all ACI loans and debt securities classified as loans.

Collateral

As at October 31, 2013, the fair value of financial collateral held against loans that were past due but not impaired was $172 million (October 31, 2012 – $167 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

Gross Impaired Debt Securities Classified as Loans

As at October 31, 2013, impaired loans excludes $1.2 billion (October 31, 2012 – $1.5 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the EIR which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada (MBNA) and Target Corporation (Target), with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, $334 million, and $143 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, $136 million, and $85 million, respectively at the acquisition dates.

Acquired Credit-Impaired Loans

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
FDIC-assisted acquisitions		
Unpaid principal balance[1]	**$ 836**	$ 1,070
Credit related fair value adjustments[2]	**(27)**	(42)
Interest rate and other related premium/(discount)	**(22)**	(26)
Carrying value	**787**	1,002
Counterparty-specific allowance[3]	**(5)**	(5)
Allowance for individually insignificant impaired loans[3]	**(55)**	(54)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	**727**	943
South Financial		
Unpaid principal balance[1]	**1,700**	2,719
Credit related fair value adjustments[2]	**(33)**	(89)
Interest rate and other related premium/(discount)	**(48)**	(111)
Carrying value	**1,619**	2,519
Counterparty-specific allowance[3]	**(19)**	(26)
Allowance for individually insignificant impaired loans[3]	**(38)**	(12)
Carrying value net of related allowance – South Financial	**1,562**	2,481
Other[5]		
Unpaid principal balance[1]	**105**	283
Credit related fair value adjustments[2]	**(26)**	(39)
Interest rate and other related premium/(discount)	**–**	2
Carrying value	**79**	246
Allowance for individually insignificant impaired loans[3]	**–**	(1)
Carrying value net of related allowance – Other	**79**	245
Total carrying value net of related allowance – Acquired credit-impaired loans	**$ 2,368**	$ 3,669

[1] Represents contractual amount owed net of charge-offs since acquisition of the loan.
[2] Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
[3] Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counter-party-specific and individually insignificant allowances have been recognized.
[4] Carrying value does not include the effect of the FDIC loss sharing agreement.
[5] Includes Chrysler Financial, MBNA, and Target.

FDIC COVERED LOANS

As at October 31, 2013, the balance of FDIC covered loans was $787 million (October 31, 2012 – $1,002 million) and was recorded in Loans on the Consolidated Balance Sheet. As at October 31, 2013, the balance of indemnification assets was $81 million (October 31, 2012 – $90 million) and was recorded in Other assets on the Consolidated Balance Sheet.

NOTE 8 TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans to SPEs or non-SPE third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust as part of the Canada Mortgage Bond (CMB) program and to third-party investors. The securitization of these residential mortgages do not qualify for derecognition as the Bank continues to be exposed to substantially all of the risks of the residential mortgages.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to SPEs or non-SPEs. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated special purposes entities. See Note 9 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs

((millions of Canadian dollars)				As at
	October 31, 2013		October 31, 2012	
	Fair value	**Carrying amount**	Fair value	Carrying amount
Nature of transaction				
Securitization of residential mortgage loans	**$ 39,227**	**$ 38,936**	$ 44,305	$ 43,746
Securitization of consumer instalment and other personal loans	**–**	**–**	361	361
Securitization of business and government loans	**21**	**21**	33	32
Other financial assets transferred related to securitization[1]	**6,911**	**6,832**	4,961	4,960
Total	**$ 46,159**	**$ 45,789**	$ 49,660	$ 49,099
Associated liabilities[2]	**$ (47,370)**	**$ (47,104)**	$ (50,666)	$ (50,548)

[1] Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.

[2] Includes securitization liabilities carried at amortized cost of $25,144 million as at October 31, 2013 (October 31, 2012 – $25,224 million) and securitization liabilities carried at fair value of $21,960 million as at October 31, 2013 (October 31, 2012 – $25,324 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting

(millions of Canadian dollars)				As at
	October 31, 2013		October 31, 2012	
	Fair value	**Carrying amount**	Fair value	Carrying amount
Original assets securitized	**$ 458**	**$ 450**	$ 892	$ 876
Assets which continue to be recognized	**458**	**450**	892	876
Associated liabilities	**(453)**	**(448)**	(968)	(966)

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition

(millions of Canadian dollars)		As at
	October 31, 2013	October 31, 2012
Carrying amount of assets		
Nature of transaction:		
Repurchase agreements	**$ 16,658**	$ 16,884
Securities lending agreements	**12,827**	13,047
Total	**$ 29,485**	$ 29,931
Carrying amount of associated liabilities[1]	**$ 16,775**	$ 17,062

[1] Associated liabilities are all related to repurchase agreements.

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement

Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2013, the fair value of retained interests was $52 million (October 31, 2012 – $53 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The gain on sale of the loans for the year ended October 31, 2013 was $2 million (October 31, 2012 – $1 million). For the year ended October 31, 2013, the trading income recognized on the retained interest was $2 million (October 31, 2012 – $2 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Consolidated Balance Sheet. In instances where the Bank fully derecognizes these U.S. residential mortgages, the Bank has a continuing involvement to service those loans. As at October 31, 2013, the carrying value of these servicing rights was $17 million (October 31, 2012 – $3 million) and the fair value was $22 million (October 31, 2012 – $4 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain on sale of the loans for the year ended October 31, 2013 was $41 million (October 31, 2012 – $1 million).

TRANSFER OF DEBT SECURITIES CLASSIFIED AS LOANS

The Bank sold $539 million of its non-agency collateralized mortgage obligation securities with no continuing involvement resulting in a gain on sale of $108 million for the year ended October 31, 2013. The gain was recorded in Other income on the Consolidated Statement of Income.

NOTE 9 SPECIAL PURPOSE ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES

A SPE is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank's interests in consolidated SPEs are discussed as follows:

Personal Loans

The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank's benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required. The Bank is restricted from accessing the SPE's assets under the relevant arrangements.

Credit Cards

The Bank securitizes credit card loans through an SPE. The Bank acquired substantially all of the credit card portfolio of MBNA Canada on December 1, 2011. As a result, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank's assets and the Bank is exposed to the majority of the residual risks of the SPE. The Bank is restricted from accessing the SPE's assets under the relevant arrangements.

Other Significant Consolidated SPEs

The Bank consolidates two other significant SPEs as they were created primarily for the Bank's benefit and the Bank is exposed to the majority of the residual risks of the SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank's existing customers. Further, as at October 31, 2013, the Bank has currently committed to provide an additional $53 million in funding to the SPE.

The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. The Bank is restricted from accessing the SPE's assets under the relevant arrangements.

The following table presents information related to the Bank's significant consolidated SPEs.

Significant Consolidated SPEs

(millions of Canadian dollars)

						As at
						October 31, 2013
	Personal loans		**Credit cards**		**Other**	
	Fair value	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**	**Carrying amount**
Assets reported as loans[1,2]	**$ 6,141**	**$ 6,141**	**$ 649**	**$ 649**	**$ 11,588**	**$ 11,603**
Associated liabilities	**6,142**	**6,141**	**656**	**649**	**10,621**	**10,443**
Maximum exposure to loss		**$ 6,141**		**$ 649**		**$ 11,007**
						October 31, 2012
Assets reported as loans[1,2]	$ 5,461	$ 5,461	$ 1,251	$ 1,251	$ 12,766	$ 11,683
Associated liabilities	5,404	5,461	1,276	1,251	10,287	10,012
Maximum exposure to loss		$ 5,461		$ 1,251		$ 10,544

[1] The SPEs assets are comprised of loans which include cash and cash equivalents.
[2] $1.1 billion of the underlying personal loans was government insured (October 31, 2012 – $1.1 billion).

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES

The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank's interests in these non-consolidated SPEs are as follows:

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the trust.

From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2013 and 2012, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making and investment activities in ABCP. As at October 31, 2013, the Bank held $1,717 million (October 31, 2012 – $128 million) of ABCP inventory, respectively, out of $9.6 billion (October 31, 2012 – $7.5 billion) total outstanding ABCP issued by the conduits. The commercial paper held is classified as Trading or Available-for-sale securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process.

The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.6 billion as at October 31, 2013 (October 31, 2012 – $7.5 billion). Further, the Bank has committed to an additional $2.0 billion (October 31, 2012 – $2.2 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank's foreign currency assets are greater or less than the liabilities in that currency; they create foreign currency open positions.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

Fair Value of Derivatives

(millions of Canadian dollars)			October 31, 2013		October 31, 2012	
	Average fair value for the year[1]		Fair value as at balance sheet date		Fair value as at balance sheet date	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes						
Interest rate contracts						
Futures	$ 2	$ –	$ 2	$ –	$ 4	$ –
Forward rate agreements	20	19	26	28	25	22
Swaps	25,788	23,842	21,663	20,188	32,058	29,473
Options written	–	697	–	617	–	797
Options purchased	704	–	586	–	850	–
Total interest rate contracts	26,514	24,558	22,277	20,833	32,937	30,292
Foreign exchange contracts						
Futures	–	–	–	–	–	–
Forward contracts	4,775	3,994	3,125	3,004	3,259	2,935
Swaps	1	1	–	–	179	63
Cross-currency interest rate swaps	8,213	14,051	8,631	10,699	7,293	16,473
Options written	–	241	–	200	–	209
Options purchased	208	–	190	–	186	–
Total foreign exchange contracts	13,197	18,287	11,946	13,903	10,917	19,680
Credit derivatives						
Credit default swaps – protection purchased	8	61	3	92	17	49
Credit default swaps – protection sold	23	14	57	4	16	25
Total credit derivative contracts	31	75	60	96	33	74
Other contracts						
Equity contracts	7,917	9,002	7,302	8,946	7,168	8,309
Commodity contracts	429	412	331	327	533	609
Total other contracts	8,346	9,414	7,633	9,273	7,701	8,918
Fair value – trading	48,088	52,334	41,916	44,105	51,588	58,964
Derivatives held or issued for non-trading purposes						
Interest rate contracts						
Forward rate agreements	–	–	–	–	–	1
Swaps	4,152	2,255	3,397	2,011	5,657	2,891
Options written	–	8	–	4	7	4
Options purchased	19	–	17	–	18	8
Total interest rate contracts	4,171	2,263	3,414	2,015	5,682	2,904
Foreign exchange contracts						
Forward contracts	946	451	648	616	1,304	382
Swaps	–	–	–	–	–	7
Cross-currency interest rate swaps	1,449	1,229	1,693	1,177	1,051	1,597
Total foreign exchange contracts	2,395	1,680	2,341	1,793	2,355	1,986
Credit derivatives						
Credit default swaps – protection purchased	6	223	3	262	16	173
Total credit derivative contracts	6	223	3	262	16	173
Other contracts						
Equity contracts	1,452	1,128	1,787	1,296	1,278	970
Total other contracts	1,452	1,128	1,787	1,296	1,278	970
Fair value – non-trading	8,024	5,294	7,545	5,366	9,331	6,033
Total fair value	$ 56,112	$ 57,628	$ 49,461	$ 49,471	$ 60,919	$ 64,997

[1] The average fair value of trading derivatives for the year ended October 31, 2012 was: positive $52,596 million and negative $59,272 million. Averages are calculated on a monthly basis.

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2013 and October 31, 2012.

Fair Value of Non-Trading Derivatives

(millions of Canadian dollars)										*As at*
										October 31, 2013
	Derivative Assets					**Derivative Liabilities**				
	Derivatives in qualifying hedging relationships			**Derivatives not in qualifying hedging relationships**		**Derivatives in qualifying hedging relationships**			**Derivatives not in qualifying hedging relationships**	
	Fair Value	**Cash Flow**	**Net Investment**		**Total**	**Fair Value**	**Cash Flow**	**Net Investment**		**Total**
Derivatives held or issued for non-trading purposes										
Interest rate contracts										
Forward rate agreements	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**
Swaps	**228**	**636**	**–**	**2,533**	**3,397**	**130**	**274**	**–**	**1,607**	**2,011**
Options written	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**4**	**4**
Options purchased	**–**	**–**	**–**	**17**	**17**	**–**	**–**	**–**	**–**	**–**
Total interest rate contracts	**228**	**636**	**–**	**2,550**	**3,414**	**130**	**274**	**–**	**1,611**	**2,015**
Foreign exchange contracts										
Forward contracts	**–**	**622**	**–**	**26**	**648**	**–**	**566**	**30**	**20**	**616**
Swaps	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Cross-currency interest rate swaps	**–**	**993**	**–**	**700**	**1,693**	**–**	**658**	**–**	**519**	**1,177**
Total foreign exchange contracts	**–**	**1,615**	**–**	**726**	**2,341**	**–**	**1,224**	**30**	**539**	**1,793**
Credit derivatives										
Credit default swaps – protection purchased	**–**	**–**	**–**	**3**	**3**	**–**	**–**	**–**	**262**	**262**
Total credit derivatives	**–**	**–**	**–**	**3**	**3**	**–**	**–**	**–**	**262**	**262**
Other contracts										
Equity contracts	**–**	**482**	**–**	**1,305**	**1,787**	**–**	**–**	**–**	**1,296**	**1,296**
Total other contracts	**–**	**482**	**–**	**1,305**	**1,787**	**–**	**–**	**–**	**1,296**	**1,296**
Fair value – non-trading	**$ 228**	**$ 2,733**	**$ –**	**$ 4,584**	**$ 7,545**	**$ 130**	**$ 1,498**	**$ 30**	**$ 3,708**	**$ 5,366**
										October 31, 2012
Derivatives held or issued for non-trading purposes										
Interest rate contracts										
Forward rate agreements	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 1	$ 1
Swaps	138	2,893	–	2,626	5,657	150	243	–	2,498	2,891
Options written	–	–	–	7	7	–	–	–	4	4
Options purchased	–	–	–	18	18	–	–	–	8	8
Total interest rate contracts	138	2,893	–	2,651	5,682	150	243	–	2,511	2,904
Foreign exchange contracts										
Forward contracts	–	1,242	–	62	1,304	–	331	25	26	382
Swaps	–	–	–	–	–	–	7	–	–	7
Cross-currency interest rate swaps	–	335	–	716	1,051	–	1,187	–	410	1,597
Total foreign exchange contracts	–	1,577	–	778	2,355	–	1,525	25	436	1,986
Credit derivatives										
Credit default swaps – protection purchased	–	–	–	16	16	–	–	–	173	173
Total credit derivatives	–	–	–	16	16	–	–	–	173	173
Other contracts										
Equity contracts	–	314	–	964	1,278	–	8	–	962	970
Total other contracts	–	314	–	964	1,278	–	8	–	962	970
Fair value – non-trading	$ 138	$ 4,784	$ –	$ 4,409	$ 9,331	$150	$ 1,776	$ 25	$ 4,082	$ 6,033

The following tables disclose the impact of derivatives and non-derivative instruments designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income (OCI) for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.

Fair Value Hedges

(millions of Canadian dollars)

			For the years ended October 31	
				2013
	Amounts recognized in income on derivatives[1]	**Amounts recognized in income on hedged items**[1]	**Hedge ineffectiveness**[1]	**Amounts excluded from the assessment of hedge effectiveness**[1]
Fair value hedges				
Interest rate contracts	**$ 277**	**$ (248)**	**$ 29**	**$ (8)**
Other contracts[2]	**13**	**(14)**	**(1)**	**–**
Total income (loss)	**$ 290**	**$ (262)**	**$ 28**	**$ (8)**
				2012
Fair value hedges				
Interest rate contracts[2]	$ 129	$ (127)	$ 2	$ (1)
Total income (loss)	$ 129	$ (127)	$ 2	$ (1)
				2011
Fair value hedges				
Interest rate contracts[2]	$ 102	$ (107)	$ (5)	$ 30
Total (loss)	$ 102	$ (107)	$ (5)	$ 30

[1] Amounts are recorded in non-interest income.
[2] Includes non-derivative instruments designated as hedging instruments in qualifying foreign exchange fair value hedge accounting relationships (for example, foreign denominated liabilities).

During the years ended October 31, 2013, October 31, 2012 and October 31, 2011, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges

(millions of Canadian dollars)

			For the years ended October 31	
				2013
	Amounts recognized in OCI on derivatives[1]	**Amounts reclassified from OCI into income**[1,2]	**Hedge ineffectiveness**[3]	**Amounts excluded from the assessment of hedge effectiveness**[3]
Cash flow hedges				
Interest rate contracts	**$ (197)**	**$ 1,167**	**$ (3)**	**$ –**
Foreign exchange contracts[4]	**962**	**944**	**–**	**–**
Other contracts	**305**	**287**	**–**	**–**
Total income (loss)	**$ 1,070**	**$ 2,398**	**$ (3)**	**$ –**
Net investment hedges				
Foreign exchange contracts[4]	**$ (1,001)**	**$ (5)**	**$ –**	**$ –**
				2012
Cash flow hedges				
Interest rate contracts	$ 1,263	$ 1,611	$ –	$ –
Foreign exchange contracts[4]	(28)	(17)	–	–
Other contracts	108	102	–	–
Total income (loss)	$ 1,343	$ 1,696	$ –	$ –
Net investment hedges				
Foreign exchange contracts[4]	$ (76)	$ –	$ –	$ 4
				2011
Cash flow hedges				
Interest rate contracts	$ 1,902	$ 1,670	$ –	$ –
Foreign exchange contracts[4]	129	132	–	–
Other contracts	38	61	–	–
Total income (loss)	$ 2,069	$ 1,863	$ –	$ –
Net investment hedges				
Foreign exchange contracts[4]	$ 449	$ –	$ –	$ 70

[1] OCI is presented on a pre-tax basis.
[2] Amounts are recorded in net interest income.
[3] Amounts are recorded in non-interest income.
[4] Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships (such as, foreign denominated liabilities).

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31, 2013 and October 31, 2012.

Hedged Cash Flows

(millions of Canadian dollars)

	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	Total
						As at
						October 31, 2013
Cash flow hedges						
Cash inflows	**$ 18,235**	**$ 21,582**	**$ 8,480**	**$ 1,063**	**$ 294**	**$ 49,654**
Cash outflows	**(1,485)**	**(7,276)**	**(6,731)**	**(389)**	**–**	**(15,881)**
Net cash flows	**$ 16,750**	**$ 14,306**	**$ 1,749**	**$ 674**	**$ 294**	**$ 33,773**
						October 31, 2012
Cash flow hedges						
Cash inflows	$ 12,242	$ 15,187	$ 6,941	$ 396	$ 248	$ 35,014
Cash outflows	(2,128)	(5,214)	(4,743)	–	–	(12,085)
Net cash flows	$ 10,114	$ 9,973	$ 2,198	$ 396	$ 248	$ 22,929

Income related to interest cash flows is recognized using the effective interest rate method over the life of the underlying instrument. Foreign currency translation gains and losses related to future cash flows on hedged items are recognized as incurred.

During the years ended October 31, 2013 and October 31, 2012, there were no significant instances where forecasted hedged transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the years ended October 31, 2013, October 31, 2012 and October 31, 2011. These gains (losses) are partially offset by gains (losses) recorded on the Consolidated Statement of Income and on the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]

(millions of Canadian dollars)

	For the years ended October 31		
	2013	2012	2011
Interest rate contracts	**$ 69**	$ (111)	$ 140
Foreign exchange contracts	**(47)**	(14)	(8)
Credit derivatives	**(187)**	(67)	41
Equity	**4**	3	(1)
Total	**$ (161)**	$ (189)	$ 172

[1] Amounts are recorded in non-interest income.

The following table discloses the notional principal amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives

(billions of Canadian dollars)

	Trading: Over-the-Counter[1]: Clearing house[2]	Trading: Over-the-Counter[1]: Non Clearing house	Trading: Exchange-traded	Trading: Total	Non-trading	**October 31 2013** Total	October 31 2012 Total
Notional							
Interest rate contracts							
Futures	**$ –**	**$ –**	**$ 301.1**	**$ 301.1**	**$ –**	**$ 301.1**	$ 285.0
Forward rate agreements	**110.7**	**61.4**	**–**	**172.1**	**1.1**	**173.2**	87.9
Swaps	**1,777.9**	**904.2**	**–**	**2,682.1**	**404.3**	**3,086.4**	2,311.9
Options written	**–**	**30.4**	**11.7**	**42.1**	**0.3**	**42.4**	57.2
Options purchased	**–**	**29.6**	**10.1**	**39.7**	**3.0**	**42.7**	49.9
Total interest rate contracts	**1,888.6**	**1,025.6**	**322.9**	**3,237.1**	**408.7**	**3,645.8**	2,791.9
Foreign exchange contracts							
Futures	**–**	**–**	**38.4**	**38.4**	**–**	**38.4**	28.7
Forward contracts	**–**	**378.4**	**–**	**378.4**	**47.8**	**426.2**	411.8
Swaps	**–**	**–**	**–**	**–**	**–**	**–**	1.3
Cross-currency interest rate swaps	**–**	**411.8**	**–**	**411.8**	**33.9**	**445.7**	416.9
Options written	**–**	**12.8**	**–**	**12.8**	**–**	**12.8**	13.6
Options purchased	**–**	**11.9**	**–**	**11.9**	**–**	**11.9**	12.8
Total foreign exchange contracts	**–**	**814.9**	**38.4**	**853.3**	**81.7**	**935.0**	885.1
Credit derivatives							
Credit default swaps – protection purchased	**–**	**4.2**	**–**	**4.2**	**5.0**	**9.2**	7.0
Credit default swaps – protection sold	**–**	**3.8**	**–**	**3.8**	**–**	**3.8**	1.7
Total credit derivative contracts	**–**	**8.0**	**–**	**8.0**	**5.0**	**13.0**	8.7
Other contracts							
Equity contracts	**–**	**35.2**	**18.4**	**53.6**	**33.3**	**86.9**	86.3
Commodity contracts	**–**	**7.4**	**23.9**	**31.3**	**–**	**31.3**	19.3
Total other contracts	**–**	**42.6**	**42.3**	**84.9**	**33.3**	**118.2**	105.6
Total	**$ 1,888.6**	**$ 1,891.1**	**$ 403.6**	**$ 4,183.3**	**$ 528.7**	**$ 4,712.0**	$ 3,791.3

As at

[1] Collateral held under a Credit Support Annex (CSA) to help reduce counterparty credit risk is in the form of high quality and liquid assets such as cash and high quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.

[2] Derivatives executed through a central clearing house reduces settlement risk due to the ability to net settle offsetting positions. The Bank also receives preferential capital treatment relative to those settled with non-central clearing house counterparties.

The following table discloses the notional principal amount of over the counter derivatives and exchange traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity

(billions of Canadian dollars)

							As at
						October 31 2013	October 31 2012
	Remaining term to maturity						
Notional Principal	**Within 1 year**	**Over 1 year to 3 years**	**Over 3 years to 5 years**	**Over 5 years to 10 years**	**Over 10 years**	**Total**	Total
Interest rate contracts							
Futures	**$ 242.5**	**$ 58.6**	**$ –**	**$ –**	**$ –**	**$ 301.1**	$ 285.0
Forward rate agreements	**159.7**	**13.5**	**–**	**–**	**–**	**173.2**	87.9
Swaps	**763.6**	**921.7**	**792.5**	**515.6**	**93.0**	**3,086.4**	2,311.9
Options written	**24.9**	**12.8**	**2.3**	**1.4**	**1.0**	**42.4**	57.2
Options purchased	**24.5**	**12.6**	**1.2**	**2.8**	**1.6**	**42.7**	49.9
Total interest rate contracts	**1,215.2**	**1,019.2**	**796.0**	**519.8**	**95.6**	**3,645.8**	2,791.9
Foreign exchange contracts							
Futures	**15.4**	**22.9**	**0.1**	**–**	**–**	**38.4**	28.7
Forward contracts	**378.6**	**34.7**	**12.7**	**0.1**	**0.1**	**426.2**	411.8
Swaps	**–**	**–**	**–**	**–**	**–**	**–**	1.3
Cross-currency interest rate swaps	**97.4**	**144.8**	**100.1**	**85.4**	**18.0**	**445.7**	416.9
Options written	**10.3**	**2.5**	**–**	**–**	**–**	**12.8**	13.6
Options purchased	**9.8**	**2.1**	**–**	**–**	**–**	**11.9**	12.8
Total foreign exchange contracts	**511.5**	**207.0**	**112.9**	**85.5**	**18.1**	**935.0**	885.1
Credit derivatives							
Credit default swaps – protection purchased	**1.3**	**3.3**	**3.6**	**1.0**	**–**	**9.2**	7.0
Credit default swaps – protection sold	**0.2**	**0.5**	**2.2**	**0.9**	**–**	**3.8**	1.7
Total credit derivative contracts	**1.5**	**3.8**	**5.8**	**1.9**	**–**	**13.0**	8.7
Other contracts							
Equity contracts	**55.1**	**21.1**	**10.5**	**0.2**	**–**	**86.9**	86.3
Commodity contracts	**19.9**	**10.1**	**1.1**	**0.2**	**–**	**31.3**	19.3
Total other contracts	**75.0**	**31.2**	**11.6**	**0.4**	**–**	**118.2**	105.6
Total	**$ 1,803.2**	**$ 1,261.2**	**$ 926.3**	**$ 607.6**	**$ 113.7**	**$ 4,712.0**	$ 3,791.3

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled 'Credit Exposure of Derivatives'.

Also shown in the table entitled 'Credit Exposure of Derivatives', is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivatives

(millions of Canadian dollars)

	October 31, 2013			October 31, 2012		*As at*
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 26**	**$ 14**	**$ 3**	$ 26	$ 43	$ 7
Swaps	**24,460**	**31,331**	**16,773**	37,714	60,209	20,500
Options purchased	**604**	**746**	**440**	866	980	403
Total interest rate contracts	**25,090**	**32,091**	**17,216**	38,606	61,232	20,910
Foreign exchange contracts						
Forward contracts	**3,656**	**9,303**	**2,174**	4,523	10,021	1,846
Swaps	**–**	**–**	**–**	179	298	28
Cross-currency interest rate swaps	**10,321**	**31,288**	**11,955**	8,344	28,408	9,584
Options purchased	**190**	**395**	**126**	186	447	135
Total foreign exchange contracts	**14,167**	**40,986**	**14,255**	13,232	39,174	11,593
Other contracts						
Credit derivatives	**60**	**479**	**277**	18	290	117
Equity contracts	**8,721**	**12,269**	**1,168**	8,217	11,904	904
Commodity contracts	**271**	**927**	**280**	402	1,048	294
Total other contracts	**9,052**	**13,675**	**1,725**	8,637	13,242	1,315
Total derivatives	**48,309**	**86,752**	**33,196**	60,475	113,648	33,818
Less: impact of master netting agreements	**37,918**	**56,795**	**21,562**	48,084	78,727	24,295
Total derivatives after netting	**10,391**	**29,957**	**11,634**	12,391	34,921	9,523
Less: impact of collateral	**4,998**	**5,592**	**3,523**	6,020	6,191	2,165
Net derivatives	**5,393**	**24,365**	**8,111**	6,371	28,730	7,358
Qualifying Central Counterparty (QCCP) Contracts[2]	**37**	**4,966**	**866**	–	–	–
Total	**$ 5,430**	**$ 29,331**	**$ 8,977**	$ 6,371	$ 28,730	$ 7,358

[1] Prior to 2013, exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, were excluded in accordance with OSFI's guidelines. The total positive fair value of the excluded contracts as at October 31, 2012 was $444 million.

[2] Effective the first quarter of 2013, risk-weighted assets (RWA) for OSFI "deemed" QCCP derivative exposures are calculated in accordance with the Basel III regulatory framework, which takes into account both trade exposures and default fund exposures related to derivatives, and are presented based on the "all-in" methodology. The amounts calculated are net of master netting agreements and collateral.

Current Replacement Cost of Derivatives

(millions of Canadian dollars, except as noted)

	Canada[1]		United States[1]		Other International[1]		Total	*As at*
By sector	**October 31 2013**	October 31 2012	**October 31 2013**	October 31 2012	**October 31 2013**	October 31 2012	**October 31 2013**	October 31 2012
Financial	**$ 22,329**	$ 25,670	**$ 12,476**	$ 7,263	**$ 5,482**	$ 11,868	**$ 40,287**	$ 44,801
Government	**4,653**	5,852	**1,217**	6,223	**9**	591	**5,879**	12,666
Other	**986**	1,544	**1,063**	1,165	**94**	299	**2,143**	3,008
Current replacement cost	**$ 27,968**	$ 33,066	**$ 14,756**	$ 14,651	**$ 5,585**	$ 12,758	**$ 48,309**	$ 60,475
Less: impact of master netting agreements and collateral							**42,916**	54,104
Total current replacement cost							**$ 5,393**	$ 6,371

By location of risk[2]	**October 31 2013**	October 31 2012	**October 31 2013 % mix**	October 31 2012 % mix
Canada	**$ 2,694**	$ 2,706	**50.0%**	42.4%
United States	**1,367**	1,883	**25.3**	29.6
Other international				
United Kingdom	**473**	820	**8.8**	12.9
Europe – other	**603**	479	**11.2**	7.5
Other	**256**	483	**4.7**	7.6
Total Other international	**1,332**	1,782	**24.7**	28.0
Total current replacement cost	**$ 5,393**	$ 6,371	**100.0%**	100.0%

[1] Based on geographic location of unit responsible for recording revenue.

[2] After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event: (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2013, the aggregate net liability position of those contracts would require: (i) the posting of collateral or other acceptable remedy totalling $51 million (October 31, 2012 – $45 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings; and (ii) funding totalling $4 million (October 31, 2012 – $6 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank's senior debt ratings.

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2013 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $7.9 billion (October 31, 2012 – $14.3 billion). The Bank has posted $6.3 billion (October 31, 2012 – $11.8 billion) of collateral for this exposure in the normal course of business. As at October 31, 2013, the impact of a one-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $0.3 billion (October 31, 2012 – $0.6 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's senior debt ratings would require the Bank to post an additional $0.3 billion (October 31, 2012 – $1.4 billion) of collateral to that posted in the normal course of business.

NOTE 11 INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at October 31, 2013, the Bank's reported investment in TD Ameritrade was 42.22% (October 31, 2012 – 45.37%) of the outstanding shares of TD Ameritrade with a fair value of $6,606 million (October 31, 2012 – $3,878 million) based on the closing price of US$27.26 (October 31, 2012 – US$15.69) on the New York Stock Exchange.

On May 14, 2013, the Bank completed a private sale of 15 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$21.72, a 4.5% discount to the closing market price of US$22.74. The Bank realized a gain on the sale of these shares on the Consolidated Statement of Income.

During the year ended October 31, 2013, TD Ameritrade did not repurchase any shares (year ended October 31, 2012 – 7.4 million shares). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that if the Bank's ownership increases above 45%: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank's then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank's ownership interest in TD Ameritrade will not exceed 48%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade's Board of Directors including the Bank's Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Services, two independent directors of TD, and a former independent director of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the year ended October 31, 2013 and October 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

Condensed Consolidated Balance Sheets[1]

(millions of Canadian dollars)		*As at*
	September 30 2013	September 30 2012
Assets		
Receivables from brokers, dealers, and clearing organizations	**$ 1,406**	$ 1,109
Receivables from clients, net	**9,368**	8,638
Other assets	**11,994**	9,746
Total assets	**$ 22,768**	$ 19,493
Liabilities		
Payable to brokers, dealers, and clearing organizations	**$ 2,057**	$ 1,990
Payable to clients	**13,746**	10,717
Other liabilities	**2,089**	2,366
Total liabilities	**17,892**	15,073
Stockholders' equity[2]	**4,876**	4,420
Total liabilities and stockholders' equity	**$ 22,768**	$ 19,493

[1] Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.

[2] The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

Condensed Consolidated Statements of Income

(millions of Canadian dollars, except as noted)	For the years ended September 30		
	2013	2012	2011
Revenues			
Net interest revenue	**$ 477**	$ 452	$ 485
Fee-based and other revenues	**2,332**	2,209	2,240
Total revenues	**2,809**	2,661	2,725
Operating expenses			
Employee compensation and benefits	**704**	695	667
Other	**1,031**	1,025	1,024
Total operating expenses	**1,735**	1,720	1,691
Other expense (income)	**(34)**	28	31
Pre-tax income	**1,108**	913	1,003
Provision for income taxes	**421**	322	373
Net income[1]	**$ 687**	$ 591	$ 630
Earnings per share – basic (dollars)	**$ 1.25**	$ 1.08	$ 1.11
Earning per share – diluted (dollars)	**$ 1.24**	$ 1.07	$ 1.09

[1] The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 12 SIGNIFICANT ACQUISITIONS

Acquisition of Epoch Investment Partners, Inc.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch), a New York-based asset management firm. Epoch was acquired for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank's results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $34 million of tangible assets, and $9 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $649 million has been allocated to customer relationship intangibles of $149 million and goodwill of $500million. Goodwill is not expected to be deductible for tax purposes.

For the year ended October 31, 2013, the acquisition contributed $96 million to revenue and $2 million to net income.

Acquisition of Target Corporation's U.S. Credit Card Portfolio

On March 13, 2013, the Bank, through its subsidiary, TD Bank USA N.A., acquired substantially all of Target Corporation's existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. TD Bank USA N.A. also entered into a seven-year program agreement under which it became the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.

Under the terms of the program agreement, the Bank and Target Corporation share in the profits generated by the portfolios. Target Corporation is responsible for all elements of operations and customer service, and bears most of the operating costs to service the assets. The Bank controls risk management policies and regulatory compliance and bears all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date have been recorded in the U.S. Personal and Commercial Banking segment.

At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation's share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank's results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

The total amount of goodwill that is expected to be deductible for tax purposes is nil. Subsequent to acquisition date, goodwill decreased by $27 million to $93 million due to the refinement of various fair value marks during the measurement period.

For the year ended October 31, 2012, the acquisition contributed $811 million to revenue and $(15) million to net income.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired

(millions of Canadian dollars)	Amount
Assets acquired	
Loans[1,2]	$ 7,361
Other assets	275
Intangible assets	458
	8,094
Less: Liabilities assumed	1,348
Fair value of identifiable net assets acquired	6,746
Goodwill	93
Total purchase consideration	$ 6,839

[1] The acquisition included both acquired performing and acquired credit-impaired loans. The estimated fair value of acquired performing loans reflects incurred and future expected credit losses and the estimated fair value of acquired credit-impaired loans reflects incurred credit losses at the acquisition date.
[2] Gross contractual receivables amount to $7,820 million.

Acquisition of Chrysler Financial

On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,307 million, including contingent consideration. The acquisition was accounted for as a business combination under the purchase method. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as amounts on the assets are realized in the Consolidated Statement of Income.

Contingent consideration of $52 million was recognized as of the acquisition date. Subsequent to the acquisition, the amounts realized on these assets exceeded the threshold and the Bank was required to pay additional cash consideration of $53 million, which was included in the Consolidated Statement of Income. The results of Chrysler Financial from the acquisition date have been consolidated with the Bank's results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.

Subsequent to the acquisition date, goodwill increased by $45 million to $197 million, primarily due to the finalization of the fair values in the purchase price equation. The total amount of goodwill that is expected to be deductible for tax purposes is $275 million.

For the year ended October 31, 2011, the acquisition contributed $273 million to revenue and $13 million to net income.

The following table presents the estimated fair values of the assets and liabilities of Chrysler Financial as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired

(millions of Canadian dollars)	Amount
Assets acquired	
Cash and cash equivalents	$ 3,081
Loans[1,2]	7,322
Other assets	2,207
	12,610
Less: Liabilities assumed	6,500
Fair value of identifiable net assets acquired	6,110
Goodwill	197
Total purchase consideration	$ 6,307

[1] The acquisition included both acquired performing and acquired credit-impaired loans. The estimated fair value of acquired performing loans reflects incurred and future expected credit losses and the estimated fair value of acquired credit-impaired loans reflects incurred credit losses at the acquisition date.
[2] Gross contractual receivables amount to $7,361 million.

NOTE 13 GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of unallocated capital was $8.3 billion and primarily related to available-for-sale securities and interest rate swaps managed within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Key Assumptions

The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank's internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessment of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank's internal forecast, which projects expected cash flows over the next five years. The pre-tax terminal multiple for the period after the Bank's internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 9 times to 14 times.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the recoverable amount of any of the groups of CGUs to be less than its carrying amount.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth and Insurance	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Carrying amount of goodwill as at November 1, 2011	$ 726	$ 1,051	$ 10,330	$ 150	$ –	$ 12,257
Additions[1]	46	46	–	–	–	92
Disposals[2]	–	(68)	–	–	–	(68)
Foreign currency translation adjustments and other	–	–	30	–	–	30
Carrying amount of goodwill as at October 31, 2012	$ 772	$ 1,029	$ 10,360	$ 150	$ –	$ 12,311
Gross amount of goodwill	$ 772	$ 1,029	$ 10,360	$ 150	$ –	$ 12,311
Accumulated impairment losses	$ –	$ –	$ –	$ –	$ –	$ –
Carrying amount of goodwill as at November 1, 2012	**$ 772**	**$ 1,029**	**$ 10,360**	**$ 150**	**$ –**	**$ 12,311**
Additions[3]	–	**500**	–	–	–	**500**
Disposals	–	–	–	–	–	–
Foreign currency translation adjustments and other	**2**	**27**	**457**	–	–	**486**
Carrying amount of goodwill as at October 31, 2013	**$ 774**	**$ 1,556**	**$ 10,817**	**$ 150**	**$ –**	**$ 13,297**
Accumulated impairment losses	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**

[1] Primarily relates to goodwill arising from the acquisition of the credit card portfolio of MBNA Canada.
[2] Relates to the divestiture of the U.S. Insurance business.
[3] Relates to goodwill arising from the acquisition of Epoch. See Note 12 for further details.

The following table summarizes the groups of CGUs to which goodwill has been allocated and its discount rate for impairment testing purposes:

Group of CGUs

(millions of Canadian dollars)	October 31 2013	2013	October 31 2012	2012
	Carrying amount of goodwill	Discount rate[1]	Carrying amount of goodwill	Discount rate[1]
Canadian Personal and Commercial Banking				
Canadian Banking	**$ 774**	**10.9%**	$ 772	10.9%
Wealth and Insurance				
Wealth	**1,090**	**11.3–12.4**	566	11.7–15.0
Global Insurance	**466**	**10.7**	463	11.1
Wholesale				
TD Securities	**150**	**13.8**	150	15.9
U.S. Personal and Commercial Banking				
U.S. Personal and Commercial Banking	**10,817**	**10.8%**	10,360	11.1%
Total	**$ 13,297**		$ 12,311	

[1] Discount rates have been updated to reflect pre-tax amounts.

OTHER INTANGIBLES

The following table presents details of the Bank's other intangibles as at October 31, 2013 and October 31, 2012.

Other Intangibles

(millions of Canadian dollars)	Core deposit intangibles	Credit card related intangibles	Software intangibles	Other intangibles	Total
Cost					
At November 1, 2011	$ 1,949	$ 16	$ 812	$ 391	$ 3,168
Additions	–	456	395	2	853
Disposals	–	–	11	16	27
Impairment	–	–	–	–	–
Foreign currency translation adjustments and other	–	–	(76)	–	(76)
At October 31, 2012	$ 1,949	$ 472	$ 1,120	$ 377	$ 3,918
Additions	**$ –**	**$ 98**	**$ 516**	**$ 149**	**$ 763**
Disposals	**–**	**–**	**9**	**5**	**14**
Impairment	**–**	**–**	**12**	**–**	**12**
Foreign currency translation adjustments and other	**–**	**14**	**(89)**	**5**	**(70)**
At October 31, 2013	**$ 1,949**	**$ 584**	**$ 1,526**	**$ 526**	**$ 4,585**
Amortization and impairment					
At November 1, 2011	$ 900	$ 5	$ 242	$ 177	$ 1,324
Disposals	–	–	17	7	24
Impairment	–	–	–	–	–
Amortization charge for the year	193	42	198	42	475
Foreign currency translation adjustments and other	(3)	–	(71)	–	(74)
At October 31, 2012	$ 1,090	$ 47	$ 352	$ 212	$ 1,701
Disposals	**$ –**	**$ –**	**$ 4**	**$ 4**	**$ 8**
Impairment	**–**	**–**	**5**	**–**	**5**
Amortization charge for the year	**175**	**55**	**234**	**42**	**506**
Foreign currency translation adjustments and other	**(34)**	**(2)**	**(76)**	**–**	**(112)**
At October 31, 2013	**$ 1,231**	**$ 100**	**$ 511**	**$ 250**	**$ 2,092**
Net Book Value:					
As at October 31, 2012	$ 859	$ 425	$ 768	$ 165	$ 2,217
As at October 31, 2013	**$ 718**	**$ 484**	**$ 1,015**	**$ 276**	**$ 2,493**

NOTE 14 LAND, BUILDINGS, EQUIPMENT AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank's land, buildings, equipment, and other depreciable assets as at October 31, 2013 and October 31, 2012.

Land, Buildings, Equipment and Other Depreciable Assets

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other depreciable assets[1]	Leasehold improvements	Total
Cost						
As at November 1, 2011	$ 834	$ 2,179	$ 608	$ 1,460	$ 1,174	$ 6,255
Additions	9	189	147	316	115	776
Reclassification of leased vehicles[1]	–	–	–	(27)	–	(27)
Acquisitions through business combinations	14	78	3	7	–	102
Disposals	2	4	1	2	–	9
Impairment losses	1	10	12	36	4	63
Foreign currency translation adjustments and other	6	–	(76)	(306)	(14)	(390)
As at October 31, 2012	$ 860	$ 2,432	$ 669	$ 1,412	$ 1,271	$ 6,644
Additions	**$ 5**	**$ 148**	**$ 320**	**$ 125**	**$ 112**	**$ 710**
Reclassification of leased vehicles[1]	**–**	**–**	**–**	**–**	**–**	**–**
Acquisitions through business combinations	**–**	**–**	**–**	**2**	**5**	**7**
Disposals	**–**	**–**	**45**	**66**	**19**	**130**
Impairment losses	**–**	**–**	**–**	**–**	**2**	**2**
Foreign currency translation adjustments and other	**(7)**	**88**	**(158)**	**(105)**	**10**	**(172)**
As at October 31, 2013	**$ 858**	**$ 2,668**	**$ 786**	**$ 1,368**	**$ 1,377**	**$ 7,057**
Accumulated depreciation and impairment/losses						
As at November 1, 2011	$ –	$ 678	$ 250	$ 750	$ 494	$ 2,172
Reclassification of leased vehicles[1]	–	–	–	(7)	–	(7)
Depreciation charge for the year	–	92	143	162	97	494
Disposals	–	3	–	2	–	5
Impairment losses	–	2	11	17	19	49
Foreign currency translation adjustments and other	–	(74)	(97)	(132)	(60)	(363)
As at October 31, 2012	$ –	$ 691	$ 285	$ 754	$ 512	$ 2,242
Reclassification of leased vehicles[1]	**$ –**	**$ –**	**$ –**	**$ 7**	**$ –**	**$ 7**
Depreciation charge for the year	**–**	**102**	**165**	**146**	**99**	**512**
Disposals	**–**	**1**	**44**	**45**	**13**	**103**
Impairment losses	**–**	**(6)**	**–**	**(2)**	**(5)**	**(13)**
Foreign currency translation adjustments and other	**–**	**(11)**	**(64)**	**(150)**	**(24)**	**(249)**
As at October 31, 2013	**$ –**	**$ 787**	**$ 342**	**$ 714**	**$ 579**	**$ 2,422**
Net Book Value:						
As at October 31, 2012	$ 860	$ 1,741	$ 384	$ 658	$ 759	$ 4,402
As at October 31, 2013	**$ 858**	**$ 1,881**	**$ 444**	**$ 654**	**$ 798**	**$ 4,635**

[1] Relates to returned or repossessed vehicles under the operating lease portfolio that are reclassified from land, buildings, equipment and other depreciable assets to other assets. Once in other assets these vehicles are typically sold through auction houses within 30 days.

NOTE 15 OTHER ASSETS

Other Assets

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Amounts receivable from brokers, dealers and clients	**$ 9,183**	$ 5,756
Accounts receivable, prepaid expenses and other items[1]	**6,815**	6,090
Prepaid pension expense	**506**	426
Insurance-related assets, excluding investments	**1,409**	1,417
Accrued interest	**1,260**	1,225
Total	**$ 19,173**	$ 14,914

[1] Includes foreclosed assets as at October 31, 2013 of $233 million (October 31, 2012 – $254 million) and FDIC indemnification assets as at October 31, 2013 of $81 million (October 31, 2012 – $90 million).

NOTE 16 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2013 was $156 billion (October 31, 2012 – $138 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)

					As at
				October 31 2013	October 31 2012
	Demand	**Notice**	**Term**	**Total**	Total
Personal	**$ 12,540**	**$ 249,204**	**$ 58,005**	**$ 319,749**	$ 291,759
Banks[1]	**3,958**	**10**	**16,555**	**20,523**	14,957
Business and government[2]	**44,218**	**82,051**	**76,935**	**203,204**	181,038
Trading[1]	**–**	**–**	**47,593**	**47,593**	38,774
Total	**$ 60,716**	**$ 331,265**	**$ 199,088**	**$ 591,069**	$ 526,528
Non-interest-bearing deposits included above					
In domestic offices				**$ 4,738**	$ 3,798
In foreign offices				**31,558**	27,064
Interest-bearing deposits included above					
In domestic offices				**304,876**	287,516
In foreign offices				**248,139**	207,383
U.S. federal funds deposited[1]				**1,758**	767
Total[2,3]				**$ 591,069**	$ 526,528

[1] Includes deposits with the Federal Home Loan Bank.

[2] As at October 31, 2013, includes $10 billion in deposits on the Consolidated Balance Sheet relating to covered bondholders (October 31, 2012 – $10 billion).

[3] As at October 31, 2013, includes deposits of $320 billion (October 31, 2012 – $271 billion) denominated in U.S. dollars and $17 billion (October 31, 2012 – $13 billion) denominated in other foreign currencies.

Deposits by Country

(millions of Canadian dollars)

					As at
				October 31 2013	October 31 2012
	Canada	**United States**	**International**	**Total**	Total
Personal	**$ 172,885**	**$ 144,541**	**$ 2,323**	**$ 319,749**	$ 291,759
Banks	**6,855**	**3,882**	**9,786**	**20,523**	14,957
Business and government	**126,549**	**72,680**	**3,975**	**203,204**	181,038
Trading	**3,325**	**41,636**	**2,632**	**47,593**	38,774
Total	**$ 309,614**	**$ 262,739**	**$ 18,716**	**$ 591,069**	$ 526,528

Term Deposits

(millions of Canadian dollars)

								As at
							October 31 2013	October 31 2012
	Within 1 year	**Over 1 year to 2 years**	**Over 2 years to 3 years**	**Over 3 years to 4 years**	**Over 4 years to 5 years**	**Over 5 years**	**Total**	Total
Personal	**$ 36,009**	**$ 9,180**	**$ 6,815**	**$ 2,977**	**$ 2,874**	**$ 150**	**$ 58,005**	$ 67,302
Banks	**16,489**	**14**	**15**	**5**	**5**	**27**	**16,555**	10,898
Business and government	**46,162**	**8,824**	**11,920**	**4,746**	**5,178**	**105**	**76,935**	67,802
Trading	**46,218**	**156**	**204**	**202**	**401**	**412**	**47,593**	38,774
Total	**$ 144,878**	**$ 18,174**	**$ 18,954**	**$ 7,930**	**$ 8,458**	**$ 694**	**$ 199,088**	$ 184,776

Term Deposits due within a Year

(millions of Canadian dollars)

					As at
				October 31 2013	October 31 2012
	Within 3 months	**Over 3 months to 6 months**	**Over 6 months to 12 months**	**Total**	Total
Personal	**$ 13,749**	**$ 9,116**	**$ 13,144**	**$ 36,009**	$ 40,453
Banks	**12,468**	**3,729**	**292**	**16,489**	10,846
Business and government	**36,098**	**4,058**	**6,006**	**46,162**	45,572
Trading	**23,991**	**15,056**	**7,171**	**46,218**	37,417
Total	**$ 86,306**	**$ 31,959**	**$ 26,613**	**$ 144,878**	$ 134,288

NOTE 17 OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)		As at
	October 31 2013	October 31 2012
Amounts payable to brokers, dealers and clients	**$ 8,908**	$ 5,952
Accounts payable, accrued expenses and other items	**2,863**	2,705
Special purpose entity liabilities	**5,743**	5,696
Insurance-related liabilities	**5,586**	4,824
Accrued interest	**1,076**	1,466
Accrued salaries and employee benefits	**2,286**	2,030
Accrued benefit liability	**1,369**	1,308
Cheques and other items in transit	**1,082**	877
Total	**$ 28,913**	$ 24,858

NOTE 18 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Under Basel III and OSFI's revised Capital Adequacy Requirements (CAR) Guideline, instruments that do not meet the Basel III requirements are considered non-qualifying as regulatory capital and are subject to a 10-year phase-out period commencing January 1, 2013. All of the Bank's current subordinated debentures are non-qualifying capital instruments and are subject to the phase-out period.

Subordinated Notes and Debentures

(millions of Canadian dollars, except as noted)				As at
Maturity date	**Interest rate (%)**	**Earliest par redemption date**	**October 31 2013**	October 31 2012
August 2014	10.05	–	**$ 149**	$ 150
November 2017	5.38	November 2012[1]	**–**	2,444
June 2018	5.69	June 2013[2]	**–**	898
April 2020	5.48[3]	April 2015	**871**	875
November 2020	3.37[4]	November 2015	**1,000**	998
September 2022[5]	4.64[6]	September 2017	**270**	270
July 2023	5.83[7]	July 2018	**650**	650
May 2025	9.15	–	**199**	199
October 2104	4.97[8]	October 2015	**796**	784
December 2105	4.78[9]	December 2016	**2,247**	2,250
December 2106	5.76[10]	December 2017	**1,800**	1,800
Total			**$ 7,982**	$ 11,318

[1] On November 1, 2012, the Bank redeemed all of its outstanding medium term notes at 100 per cent of the principal amount.
[2] On June 3, 2013, the Bank redeemed all of its outstanding medium term notes at 100 per cent of the principal amount.
[3] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 2.00%.
[4] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 1.25%.
[5] Obligation of a subsidiary.
[6] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 1.00%.
[7] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 2.55%.
[8] For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.77%.
[9] For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.74%.
[10] For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.99%.

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank's subordinated notes and debentures are as follows:

Maturities

(millions of Canadian dollars)		As at
	October 31 2013	October 31 2012
Within 1 year	**$ 149**	$ –
Over 1 year to 3 years	**–**	150
Over 3 years to 4 years	**–**	–
Over 4 years to 5 years	**–**	–
Over 5 years	**7,833**	11,168
Total	**$ 7,982**	$ 11,318

NOTE 19 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are not classified as liabilities and are presented in Note 21, Share Capital.

REIT PREFERRED STOCK

REIT Preferred Stock, Series 2000A Cumulative Fixed Rate Preferred Shares

A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series 2000A Cumulative Fixed Rate Preferred Shares (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031, subject to receipt of any necessary regulatory consents. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series 2000A Cumulative Fixed Rate Preferred Stock of TD Bank, N.A. on the occurrence of certain events. The Series 2000A shares qualified as Tier 2 capital of the Bank under Basel II. Under Basel III, the Series 2000A shares are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013.

As at October 31, 2013, 263 shares (October 31, 2012 – 263 shares), for $27 million (October 31, 2012 – $26 million), were issued and outstanding.

REIT Preferred Stock, Series 2002C Cumulative Variable Rate Preferred Shares

On May 31, 2012, Carolina First REIT redeemed all of its outstanding Series 2002C Cumulative Variable Rate Preferred Shares at par.

NOTE 20 CAPITAL TRUST SECURITIES

The Bank issues innovative capital securities through SPEs. The Bank consolidates these SPEs and their securities are reported on the Consolidated Balance Sheet as either Liability for capital trust securities or Non-controlling interests in subsidiaries. The securities all qualified as Tier 1 capital of the Bank under Basel II.Under Basel III, all the Bank's capital trust securities are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013. On February 7, 2011, the Bank announced its expectation to exercise a regulatory event redemption right in 2022 in respect of the TD Capital Trust IV Notes–Series 2 outstanding at that time.

On September 17, 2008 TD Capital Trust III (Trust III), a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into 40 non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events.

On January 26, 2009, TD Capital Trust IV (Trust IV) issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV-1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV-2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV-3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV-1 and TD CaTS IV-2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV-3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank.

Capital Trust Securities

(millions of Canadian dollars, except as noted)

				Redemption date	Conversion date		As at
	Thousands of units	Distribution/Interest payment dates	Annual yield	At the option of the issuer	At the option of the holder	October 31 2013	October 31 2012
Included in non-controlling interests in subsidiaries on the Consolidated Balance Sheet							
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013[2]		**$ 989**	$ 981
Included in Liability for Capital Trust Securities on the Consolidated Balance Sheet							
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 2007[3]	At any time	**$ –**	$ 350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[4]	Jun. 30, 2014[5]		**550**	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[6]	Jun. 30, 2014[5]		**450**	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[7]	Dec. 31, 2014[5]		**740**	752
South Financial Capital Trust 2007-I Capital Securities	75	Mar. 1, June 1, Sep. 1, Dec. 1	Float	Sep. 1, 2012[8]		**–**	75
South Financial Preferred Trust 2007-II Preferred Securities	17	Jan. 30, Apr. 30, July 30, Oct. 30	Float	Oct. 30, 2012[9]		**–**	17
South Financial Capital Trust 2007-III Capital Securities	30	Mar. 15, June 15, Sep. 15, Dec. 15	Float	Sep. 15, 2012[10]		**–**	30
	2,222					**$ 1,740**	$ 2,224

[1] For the period to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers' Acceptance rate plus 4.30%.
[2] On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole without the consent of the holders.
[3] On December 31, 2012, TD Capital Trust II redeemed all of its outstanding securities at a redemption price of $1,000.
[4] For the period to but excluding June 30, 2019 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 10.125%.
[5] On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV-1, TD CaTS IV-2 or TD CaTS IV-3, respectively, in whole or in part, without the consent of the holders.
[6] For the period to but excluding June 30, 2039 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 9.735%.
[7] For the period to but excluding June 30, 2021 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 4.00%.
[8] On March 1, 2013, South Financial Capital Trust 2007-I redeemed all of its outstanding securities at a redemption price of US$1,000.
[9] On April 30, 2013, South Financial Capital Trust 2007-II redeemed all of its outstanding securities at a redemption price of US$1,000.
[10] On March 15, 2013, South Financial Capital Trust 2007-III redeemed all of its outstanding securities at a redemption price of US$1,000.

NOTE 21 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Under Basel III, all the Bank's current preferred shares are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013.

The following table summarizes the shares issued and outstanding as at October 31, 2013 and October 31, 2012.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	**October 31, 2013**		October 31, 2012	
	Number of shares	**Amount**	Number of shares	Amount
Common Shares				
Balance as at beginning of year	**918.2**	**$ 18,691**	902.4	$17,491
Proceeds from shares issued on exercise of stock options	**4.2**	**297**	3.9	253
Shares issued as a result of dividend reinvestment plan	**6.0**	**515**	11.9	947
Purchase of shares for cancellation	**(9.0)**	**(187)**	–	–
Proceeds from issuance of new shares	**–**	**–**	–	–
Balance as at end of year – common shares	**919.4**	**$ 19,316**	918.2	$18,691
Preferred Shares – Class A				
Series O	**17.0**	**$ 425**	17.0	$ 425
Series P	**10.0**	**250**	10.0	250
Series Q	**8.0**	**200**	8.0	200
Series R	**10.0**	**250**	10.0	250
Series S[1]	**5.4**	**135**	10.0	250
Series T[1]	**4.6**	**115**	–	–
Series Y[2]	**5.5**	**137**	10.0	250
Series Z[2]	**4.5**	**113**	–	–
Series AA	**10.0**	**250**	10.0	250
Series AC	**8.8**	**220**	8.8	220
Series AE	**12.0**	**300**	12.0	300
Series AG	**15.0**	**375**	15.0	375
Series AI	**11.0**	**275**	11.0	275
Series AK	**14.0**	**350**	14.0	350
Balance as at end of year – preferred shares	**135.8**	**$ 3,395**	135.8	$ 3,395
Treasury shares – common[3]				
Balance as at beginning of year	**(2.1)**	**$ (166)**	(1.4)	$ (116)
Purchase of shares	**(41.7)**	**(3,552)**	(40.3)	(3,175)
Sale of shares	**41.9**	**3,573**	39.6	3,125
Balance as at end of year – treasury shares – common	**(1.9)**	**$ (145)**	(2.1)	$ (166)
Treasury shares – preferred[3]				
Balance as at beginning of year	**–**	**$ (1)**	–	$ –
Purchase of shares	**(3.4)**	**(86)**	(2.9)	(77)
Sale of shares	**3.3**	**85**	2.9	76
Balance as at end of year – treasury shares – preferred	**(0.1)**	**$ (2)**	–	$ (1)

[1] On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T of the Bank.

[2] On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z of the Bank.

[3] When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T.

Floating Rate Preferred Shares, Series T

On July 31, 2013, the Bank issued 4.6 million non-cumulative Floating Rate Preferred Shares, Series T in a gross amount of $115 million through a one-for-one conversion of some of its non-cumulative 5-Year Rate Reset Preferred Shares, Series S. Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including July 31, 2013 to but excluding July 31, 2018. The dividend rate for a quarterly period will be equal to the 90-day Government of Canada Treasury Bill yield plus 1.60%. Holders of the Series T shares will have the right to convert all or any part of their shares into non-cumulative 5-Year Rate Reset Preferred Shares, Series S, subject to certain conditions, on July 31, 2018, and on July 31 every five years thereafter and vice versa. The Series T shares are redeemable by the Bank for cash, subject to regulatory consent, at (i) $25.00 per share on July 31, 2018 and on July 31 every five years thereafter, or (ii) $25.50 in the case of redemptions on any other date on or after July 31, 2013.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z.

Floating Rate Preferred Shares, Series Z

On October 31, 2013, the Bank issued 4.5 million non-cumulative Floating Rate Preferred Shares, Series Z in a gross amount of $113 million through a one-for-one conversion of some of its non-cumulative 5-Year Rate Reset Preferred Shares, Series Y. Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including October 31, 2013 to but excluding October 31, 2018. The dividend rate for a quarterly period will be equal to the 90-day Government of Canada Treasury Bill yield plus 1.68%. Holders of the Series Z shares will have the right to convert all or any part of their shares into non-cumulative 5-Year Rate Reset Preferred Shares, Series Y, subject to certain conditions, on October 31, 2018, and on October 31 every five years thereafter and vice versa. The Series Z shares are redeemable by the Bank for cash, subject to regulatory consent, at (i) $25.00 per share on October 31, 2018 and on October 31 every five years thereafter, or (ii) $25.50 in the case of redemptions on any other date on or after October 31, 2013.

5-Year Rate Reset Preferred Shares, Series AA

On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AC

On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AE

On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AG

On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AI

On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AK

On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year

Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

NORMAL COURSE ISSUER BID

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid to repurchase for cancellation up to 12 million common shares. Purchases under the bid commenced on June 21, 2013 and will end on June 20, 2014, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. As of October 31, 2013, the Bank repurchased 9.0 million common shares under this bid at an average price of $86.50 for a total amount of $780.2 million. The Bank did not have a normal course issuer bid outstanding during fiscal 2012.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 3.3 million common shares were issued from the Bank's treasury at a discount of 1% and 2.7 million common shares were issued from the Bank's treasury at a discount of 0% (2012 – 11.9 million shares at a discount of 1%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 22 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
REIT preferred stock, Series A	**$ 513**	$ 491
TD Capital Trust III Securities – Series 2008[1]	**989**	981
Other	**6**	5
Total	**$ 1,508**	$ 1,477

[1] Refer to Note 20 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, FIXED-TO-FLOATING RATE EXCHANGEABLE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank, N.A., issued 500,000 shares of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378% until October 17, 2017 and at a per annum rate of three-month LIBOR plus 1.1725% payable quarterly thereafter. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 plus a make-whole amount at any time after October 15, 2012 and prior to October 15, 2017, and at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter. The Series A shares qualified as Tier 1 capital of the Bank under Basel II. Under Basel III, the Series A shares are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of preferred stock of TD Bank, N.A. on the occurrence of certain events.

NOTE 23 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain securities and loans held within a trading portfolio that are designated at fair value through profit or loss, trading loans and trading deposits, are measured at fair value, with gains and losses recognized on the Consolidated Statement of Income.

Trading-related income comprises Net interest income, Trading income (losses), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio, all recorded on the Consolidated Statement of Income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the table below. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on financial instruments designated at fair value through profit or loss are included in Non-interest income on the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately on the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income

(millions of Canadian dollars)	*For the years ended October 31*		
	2013	2012	2011
Net interest income (loss)	**$ 1,230**	$ 1,050	$ 818
Trading income (loss)	**(281)**	(41)	(127)
Financial instruments designated at fair value through profit or loss[1]	**(6)**	10	4
Total	**$ 943**	$ 1,019	$ 695
By product			
Interest rate and credit portfolios	**$ 554**	$ 534	$ 212
Foreign exchange portfolios	**368**	374	428
Equity and other portfolios	**27**	101	51
Financial instruments designated at fair value through profit or loss[1]	**(6)**	10	4
Total	**$ 943**	$ 1,019	$ 695

[1] Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 24 INSURANCE

INSURANCE RISK

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (for example, catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is exposed to insurance risk through its property and casualty insurance business, life and health insurance business and reinsurance business.

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors, as well as independent external appointed actuaries who provide additional risk management oversight.

The Bank's risk governance practices ensure strong independent oversight and control of risk within the Insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance. The Insurance Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's risk appetite for insurance risk.

The assessment of reserves for claims liabilities is central to the insurance operation. The Bank engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, the Bank regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claims liabilities are calculated in accordance with the Bank's insurance accounting policy. See Note 2 to the Bank's Consolidated Financial Statements for further details.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the Insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

OTHER RELATED RISKS

Credit risk is managed through a counterparty credit policy. To minimize interest rate and liquidity risks, investments supporting the net provision for unpaid claims are matched in interest rate exposure.

INSURANCE REVENUE AND EXPENSES

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance. Insurance revenue is presented on the Consolidated Statement of Income under Insurance revenue and expenses are presented under Insurance claims and related expenses, including the impacts of claims and reinsurance on the Consolidated Statement of Income.

Insurance Revenue and Insurance Claims and Related Expenses

(millions of Canadian dollars)	For the years ended October 31		
	2013	2012	2011
Earned Premiums			
Gross	**$ 4,253**	$ 3,990	$ 3,722
Reinsurance ceded	**836**	834	753
Net earned premiums	**$ 3,417**	$ 3,156	$ 2,969
Fee income and other revenue	**317**	381	376
Insurance Revenue	**$ 3,734**	$ 3,537	$ 3,345
Insurance Claims and Related Expenses			
Gross	**$ 3,273**	$ 2,771	$ 2,427
Reinsurance ceded	**217**	347	249
Insurance claims and related expenses	**$ 3,056**	$ 2,424	$ 2,178

INSURANCE LIABILITIES

Total insurance liabilities of $5,586 million are reported as at October 31, 2013 (October 31, 2012 – $ 4,824 million) as part of other liabilities included in Note 17.

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE

For property and casualty insurance, the recognized liabilities are comprised of a provision for unpaid claims (see section (a) below) and unearned premiums (see section (b) below). The provision for unpaid claims is established to reflect the estimate of the full amount of all liabilities associated with the insurance premiums earned at the balance sheet date, including insurance claims incurred but not recorded. The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the insurance claims incurred. The unearned premiums represent the portion of net written premiums that pertain to the unexpired term of the policies in force.

(a) Movement in Provision for Unpaid Claims:

The following table presents movements in the property and casualty insurance net provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims

(millions of Canadian dollars)	**October 31, 2013**			October 31, 2012		
	Gross	**Reinsurance**	**Net**	Gross	Reinsurance	Net
Balance as at beginning of year	**$ 3,276**	**$ 275**	**$ 3,001**	$ 2,796	$ 189	$ 2,607
Claims costs for current accident year	**2,332**	**87**	**2,245**	2,012	182	1,830
Prior accident years claims development (favourable) unfavourable	**346**	**(65)**	**411**	227	(26)	253
Increase (decrease) due to changes in assumptions:						
Discount rate	**(80)**	**1**	**(81)**	(17)	1	(18)
Provision for adverse deviation	**70**	**–**	**70**	37	(1)	38
Claims and related expenses	**2,668**	**23**	**2,645**	2,259	156	2,103
Claims paid during the year for:						
Current accident year	**(1,011)**	**(47)**	**(964)**	(830)	(7)	(823)
Prior accident years	**(985)**	**(85)**	**(900)**	(949)	(63)	(886)
	(1,996)	**(132)**	**(1,864)**	(1,779)	(70)	(1,709)
Increase (decrease) other recoverables	**(9)**	**(9)**	**–**	–	–	–
Balance as at end of year	**$ 3,939**	**$ 157**	**$ 3,782**	$ 3,276	$ 275	$ 3,001

(b) Movement in Provision for Unearned Premiums:

The following table presents movements in the property and casualty insurance net unearned premiums during the year.

Movement in Provision for Unearned Premiums

(millions of Canadian dollars)	**October 31, 2013**			October 31, 2012		
	Gross	**Reinsurance**	**Net**	Gross	Reinsurance	Net
Balance as at beginning of year	**$ 1,397**	**$ –**	**$ 1,397**	$ 1,314	$ –	$ 1,314
Written premiums	**2,909**	**70**	**2,839**	2,707	61	2,646
Earned premiums	**(2,800)**	**(70)**	**(2,730)**	(2,624)	(61)	(2,563)
Balance as at end of year	**$ 1,506**	**$ –**	**$ 1,506**	$ 1,397	$ –	$ 1,397

(c) Other Movements in Insurance Liabilities:

Other movements in insurance liabilities consists of changes in life and health insurance policy benefit liabilities and other insurance payables that were caused primarily by the aging of in force business and changes in actuarial assumptions.

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative incurred claims for the five most recent accident years, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year

(millions of Canadian dollars)

						Accident year	
	2008 and prior	2009	2010	2011	2012	2013	Total
Net ultimate claims cost at end of accident year	**$ 3,335**	**$ 1,598**	**$ 1,742**	**$ 1,724**	**$ 1,830**	**$ 2,245**	
Revised estimates							
One year later	**3,366**	**1,627**	**1,764**	**1,728**	**1,930**		
Two years later	**3,359**	**1,663**	**1,851**	**1,823**			
Three years later	**3,422**	**1,720**	**1,921**				
Four years later	**3,527**	**1,763**					
Five years later	**3,630**						
Current estimates of cumulative claims	**$ 3,630**	**$ 1,763**	**$ 1,921**	**$ 1,823**	**$ 1,930**	**$ 2,245**	
Cumulative payments to date	**$ (3,168)**	**$ (1,526)**	**$ (1,519)**	**$ (1,271)**	**$ (1,159)**	**$ (964)**	
Net undiscounted provision for unpaid claims	**462**	**237**	**402**	**552**	**771**	**1,281**	**$ 3,705**
Effect of discount							**(250)**
Provision for adverse deviation							**327**
Net provision for unpaid claims							**$ 3,782**

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as the determination of actuarial liabilities. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that the Bank's future claims development will follow a similar pattern to past claims development experience.

Claims liabilities estimates are also based on various quantitative and qualitative factors, including discount rate, margin for adverse deviation, reinsurance, average claims costs including claims handling costs, average claims by accident year, and trends in claims severity and frequency and other factors such as inflation, expected or in force government pricing and coverage reforms and the level of insurance fraud.

Qualitative and other unforeseen factors could negatively impact the Bank's ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The following table outlines the sensitivity of the Bank's claims liabilities. The analysis is performed for reasonably possible movements in the discount rate and in the margin for adverse deviation with all other assumptions held constant, showing the impact on the consolidated net income before income taxes, and the impact on equity in the property and casualty insurance business. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities

(millions of Canadian dollars)

				As at
	October 31, 2013		October 31, 2012	
	Impact on net income (loss) before income tax	**Impact on equity**	Impact on net income (loss) before income tax	Impact on equity
Impact of an absolute change of 1% in key assumptions				
Discount rate assumption used				
Increase in assumption	**$ 102**	**$ 75**	$ 76	$ 56
Decrease in assumption	**(110)**	**(81)**	(81)	(59)
Margin for adverse deviation assumption used				
Increase in assumption	**(31)**	**(23)**	(25)	(18)
Decrease in assumption	**31**	**23**	25	18

A 5% increase in the frequency of claims as at October 31, 2013 will decrease net income before tax and equity by $33 million and $24 million, respectively. A 5% decrease in the frequency of claims will increase income before tax and equity by the same amounts. A 5% increase in the severity of claims as at October 31, 2013 will decrease net income before tax and equity by $180 million and $133 million, respectively. A 5% decrease in the severity of claims will increase income before tax and equity by the same amounts.

For life and health Insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the appointed actuary. The processes used to determine critical assumptions are as follows:

- Mortality, morbidity and lapse assumptions are based on industry and historical company data.
- Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
- Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank's Consolidated Financial Statements.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposure to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, in terms of type of risk is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2013, for the property and casualty insurance business, 71.9% of net written premiums were derived from automobile policies (October 31, 2012 – 73.2%) followed by residential with 27.8% (October 31, 2012 – 26.5%). The distribution by provinces show that business is mostly concentrated in Ontario with 61.6% of net written premiums (October 31, 2012 – 62.1%). The Western provinces represented 26.6% (October 31, 2012 – 25.4%) followed by Quebec, 6.6% (October 31, 2012 – 7.5%) and the Atlantic provinces with 5.2% (October 31, 2012 – 5.0%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. While the maximum claim could be $3.0 million (October 31, 2012 – $1.2 million), the majority of claims are less than $250 thousand (October 31, 2012 – $250 thousand). Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 25 SHARE-BASED COMPENSATION

The Bank operates various share-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the award. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 14.1 million common shares have been reserved for future issuance (October 31, 2012 – 15.6 million). The outstanding options expire on various dates to December 13, 2022. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares and Canadian dollars)

	2013		2012		2011	
	Number of shares	**Weighted-average exercise price**	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Number outstanding, beginning of year	**13.7**	**$ 62.00**	15.9	$ 58.05	19.2	$ 57.68
Granted	**1.7**	**81.08**	1.9	73.27	1.7	73.25
Exercised	**(4.2)**	**55.20**	(3.9)	51.08	(4.9)	49.14
Forfeited/cancelled	**(0.2)**	**73.29**	(0.2)	67.78	(0.1)	57.79
Number outstanding, end of year	**11.0**	**$ 67.79**	13.7	$ 62.00	15.9	$ 58.05
Exercisable, end of year	**4.4**	**$ 59.34**	7.9	$ 58.07	10.3	$ 56.32

The weighted average share price for the options exercised in 2013 was $86.52 (2012 – $80.22; 2011 – $78.61).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2013.

Range of Exercise Prices

(millions of shares and Canadian dollars)

	Options outstanding			**Options exercisable**	
	Number of shares outstanding	**Weighted-average remaining contractual life (years)**	**Weighted-average exercise price**	**Number of shares exercisable**	**Weighted-average exercise price**
$39.80 – $46.15	**1.4**	**2.0**	**$ 42.50**	**1.4**	**$ 42.50**
$50.76 – $59.83	**0.5**	**1.5**	**57.01**	**0.5**	**57.01**
$61.08 – $65.98	**2.1**	**5.5**	**65.21**	**0.5**	**62.23**
$66.21 – $70.57	**0.8**	**4.1**	**69.16**	**0.8**	**69.16**
$72.27 – $81.08	**6.2**	**6.7**	**75.18**	**1.2**	**72.66**

For fiscal 2013, the Bank recognized compensation expense for stock option awards of $24.8 million (2012 – $22.1 million; 2011 – $28.3 million). During 2013, 1.7 million (2012 – 1.9 million; 2011 – 1.7 million) options were granted by the Bank at a weighted-average fair value of $15.65 per option (2012 – $14.52 per option; 2011 – $15.47 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31, 2013, October 31, 2012 and October 31, 2011.

Assumptions Used for Estimating Fair Value of Options

(in Canadian dollars, except as noted)	**2013**	2012	2011
Risk-free interest rate	**1.43%**	1.50%	2.73%
Expected option life (years)	**6.3 years**	6.3 years	6.2 years
Expected volatility[1]	**27.23%**	27.40%	26.60%
Expected dividend yield	**3.51%**	3.40%	3.30%
Exercise price/Share price	**$ 81.08**	$ 73.27	$ 73.25

[1] Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized on the Consolidated Statement of Income over the service period required for employees to become fully entitled to the award. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the North American peer group. Dividend equivalents accrue and will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2013 was 14 million (2012 – 14 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share unit must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2013, 3.6 million deferred share units were outstanding (October 31, 2012 – 3.4 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2013, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $336 million (2012 – $326 million; 2011 – $293 million). The compensation expense recognized before the effects of hedges was $621 million (2012 – $429 million; 2011 – $353 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $1.5 billion at October 31, 2013 (October 31, 2012 – $1.3 billion) and is reported in Other liabilities on the Consolidated Balance Sheet.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2013, the Bank's contributions totalled $63 million (2012 – $61 million; 2011 – $59 million) and were expensed as salaries and employee benefits. As at October 31, 2013, an aggregate of 9.8 million common shares were held under the Employee Ownership Plan (October 31, 2012 – 9.5 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 26 EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the "Society") and the TD Pension Plan (Canada) (the "TDPP"), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank's contributions to the principal pension plans during 2013 were $340 million (2012 – $293 million). The 2013 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2012 and October 31, 2011 for the Society and TDPP, respectively. The 2012 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2011 for both of the principal pension plans. The next valuation date for funding purposes is as at October 31, 2013 and October 31, 2014 for the Society and the TDPP, respectively.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.

For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefits. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank's actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year's service, interest expense on obligations, expected income on plan assets based on fair values and the amortization of benefit plan amendments, actuarial gains or losses and any curtailments. Plan amendments are amortized on a straight-line basis over the average vesting period of the benefits granted (4 years for the principal non-pension post-retirement benefit plan). If the benefits granted vest immediately (Society and TDPP), the full plan amendment is recognized immediately. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the active members (12 years for the Society, 11 years for the TDPP, and 14 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 1.50% and 1.75%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member's discretion in certain mutual funds. The investment policies and asset allocations as at October 31 by asset category for the principal pension plans (excluding PEA assets) are as follows:

Investment Policy and Asset Allocation

						As at
	October 31, 2013		**October 31, 2013**		October 31, 2012	
	Acceptable Range		**Asset Allocation**		Asset Allocation	
Security	**Society**	**TDPP**	**Society**	**TDPP**	Society	TDPP
Debt	**58-72%**	**44-56%**	**58%**	**49%**	60%	50%
Equity	**24-34.5**	**44-56**	**34**	**51**	31	50
Alternative investments	**0-12.5**	**n/a**[1]	**6**	**n/a**[1]	6	n/a[1]
Cash equivalents	**0-4**	**n/a**[1]	**2**	**n/a**[1]	3	n/a[1]
Total			**100%**	**100%**	100%	100%

[1] Not applicable (n/a)

The objective of the investment policy of the Society is a balanced portfolio. The acceptable range has changed since 2011 with the strategy to reduce the allocation to equity instruments under the investment policy over time.

Debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating above BBB within the total debt portfolio.

Within the debt portfolio, the bond mandate managed to the DEX Universe Bond Index, representing 10% to 29% of the total fund, may be invested in bonds with a credit rating below BBB-. Debt instruments that are rated BBB+ or lower, and debt instruments that are rated below BBB-, must not exceed 25% and 10% of this mandate, respectively. Also, debt instruments of non-government entities and debt instruments of non-Canadian government entities must not exceed 80% and 20% of this mandate, respectively. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of this mandate. Asset-backed securities must have a minimum credit rating of AAA and must not exceed 25% of this mandate. The remainder of the debt portfolio is not permitted to invest in debt instruments of non-government entities.

The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio.

Alternative investments include hedge funds and private equities.

Derivatives can be utilized provided they do not create financial leverage for the Society. The Society can invest in hedge funds, which normally will employ leverage when executing their investment strategy.

Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. As at October 31, 2013, the Society's net assets included private equity investments in the Bank and its affiliates which had a fair value of $1 million (2012 – $1 million). The objective of the investment policy of the TDPP is a balanced portfolio.

The TDPP is not permitted to invest in debt instruments of non-government entities. Debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating above BBB within the total debt portfolio.

The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio.

Derivatives can be used provided they do not create financial leverage for the TDPP.

Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the *Pension Benefits Standards Act, 1985*, applicable regulations, and the principal pension plans' Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:

- Monitoring credit exposure of counterparties
- Monitoring adherence to asset allocation guidelines
- Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. After that date, the Bank's contributions to the defined contribution portion of the plan ceased. The wind-up was completed on May 31, 2012.

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include annual core contributions from TD Bank, N.A. for all employees and a transition contribution for certain employees. The core and transition contributions to the plan for fiscal 2013 were $42 million (2012 – $41 million; 2011 – $34 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2013 was $39 million (2012 – $37 million; 2011 – $29 million). Annual expense is equal to the Bank's contributions to the plan.

In addition, TD Bank, N.A. has a closed non-contributory defined benefit retirement plan covering certain legacy TD Banknorth employees.

Supplemental retirement plans covering certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

TD Auto Finance (legacy Chrysler Financial) Retirement Plans

TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering certain permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee's cumulative contributions, years of service during which employee contributions were made, and the employee's average salary during the consecutive five years in which the employee's salary was highest in the 15 years preceding retirement. These defined benefit retirement plans were frozen as of April 1, 2012. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status

(millions of Canadian dollars, except as noted)	Principal Pension Plans			Principal Non-Pension Post-Retirement Benefit Plan[1]			Other Pension and Retirement Plans[2]		
	2013	2012	2011	**2013**	2012	2011	**2013**	2012	2011
Change in projected benefit obligation									
Projected benefit obligation at beginning of year	**$ 4,143**	$ 3,141	$ 2,856	**$ 526**	$ 426	$ 419	**$ 2,325**	$ 2,055	$ 1,182
Obligations assumed upon acquisition of Chrysler Financial	**–**	–	–	**–**	–	–	**–**	–	673
Service cost – benefits earned	**263**	166	153	**17**	13	12	**12**	17	18
Interest cost on projected benefit obligation	**199**	190	171	**24**	24	23	**92**	101	85
Members' contributions	**65**	61	49	**–**	–	–	**–**	–	1
Benefits paid	**(193)**	(180)	(137)	**(10)**	(10)	(10)	**(100)**	(100)	(77)
Change in foreign currency exchange rate	**–**	–	–	**–**	–	–	**61**	2	25
Change in actuarial assumptions	**(136)**	758	49	**1**	78	(14)	**(204)**	283	148
Actuarial (gains) losses	**(3)**	1	–	**(7)**	(5)	(4)	**10**	7	–
Plan amendments	**–**	6	–	**–**	–	–	**–**	(9)	–
Curtailment[3]	**–**	–	–	**–**	–	–	**–**	(31)	–
Projected benefit obligation as at October 31	**$ 4,338**	$ 4,143	$ 3,141	**$ 551**	$ 526	$ 426	**$ 2,196**	$ 2,325	$ 2,055
Change in plan assets									
Plan assets at fair value at beginning of year	**$ 3,743**	$ 3,300	$ 3,038	**$ –**	$ –	$ –	**$ 1,462**	$ 1,374	$ 769
Assets acquired upon acquisition of Chrysler Financial	**–**	–	–	**–**	–	–	**–**	–	579
Expected return on plan assets[4]	**215**	194	196	**–**	–	–	**91**	90	72
Actuarial gains (losses)	**11**	79	(33)	**–**	–	–	**51**	61	(11)
Members' contributions	**65**	61	49	**–**	–	–	**–**	–	1
Employer's contributions	**340**	293	189	**10**	10	10	**26**	38	21
Change in foreign currency exchange rate	**–**	–	–	**–**	–	–	**49**	1	21
Benefits paid	**(193)**	(180)	(137)	**(10)**	(10)	(10)	**(100)**	(100)	(77)
General and administrative expenses	**(4)**	(4)	(2)	**–**	–	–	**(4)**	(2)	(1)
Plan assets at fair value as at October 31	**$ 4,177**	$ 3,743	$ 3,300	**$ –**	$ –	$ –	**$ 1,575**	$ 1,462	$ 1,374
Excess (deficit) of plan assets over projected benefit obligation	**$ (161)**	$ (400)	$ 159	**$ (551)**	$ (526)	$ (426)	**$ (621)**	$ (863)	$ (681)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**583**	763	82	**49**	55	(18)	**119**	379	159
Unrecognized unvested plan amendment costs (credits)	**–**	–	–	**(17)**	(22)	(28)	**(7)**	(9)	–
Prepaid pension asset (accrued benefit liability)	**$ 422**	$ 363	$ 241	**$ (519)**	$ (493)	$ (472)	**$ (509)**	$ (493)	$ (522)
Annual expense									
Net employee benefits expense includes the following:									
Service cost – benefits earned	**$ 267**	$ 170	$ 155	**$ 17**	$ 13	$ 12	**$ 16**	$ 19	$ 19
Interest cost on projected benefit obligation	**199**	190	171	**24**	24	23	**92**	101	85
Expected return on plan assets[4]	**(215)**	(194)	(196)	**–**	–	–	**(91)**	(90)	(72)
Actuarial (gains) losses recognized in expense	**30**	–	–	**–**	–	–	**22**	10	–
Plan amendment costs (credits) recognized in expense	**–**	6	–	**(5)**	(5)	(5)	**(2)**	–	–
Curtailment (gains) losses[3]	**–**	–	–	**–**	–	–	**–**	(31)	–
Total expense	**$ 281**	$ 172	$ 130	**$ 36**	$ 32	$ 30	**$ 37**	$ 9	$ 32
Actuarial assumptions used to determine the annual expense (percentage)									
Weighted-average discount rate for projected benefit obligation	**4.53%**	5.72%	5.71%	**4.50%**	5.50%	5.60%	**4.01%**	4.99%	5.50%
Weighted-average rate of compensation increase	**2.82**	3.50	3.50	**3.80**	3.50	3.50	**1.37**	1.98	2.14
Weighted-average expected long-term rate of return on plan assets	**5.56**	5.71	6.39	**n/a**	n/a	n/a	**6.33**	6.67	6.73
Actuarial assumptions used to determine the projected benefit obligation as at October 31 (percentage)									
Weighted-average discount rate for projected benefit obligation	**4.82%**	4.53%	5.72%	**4.80%**	4.50%	5.50%	**4.75%**	4.08%	4.99%
Weighted-average rate of compensation increase	**2.83**	2.82	3.50	**3.50**	3.50	3.50	**1.43**	1.86	2.02

[1] The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 5.90%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.

[2] Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.

[3] Certain TD Auto Finance retirement plans were curtailed during 2012.

[4] The actual return on plan assets for the principal pension plans was $226 million for the year ended October 31, 2013 (October 31, 2012 – $273 million; October 31, 2011 – $163 million). The Bank selected the expected long-term rate of return on plan assets assumption of 5.50% net of fees and expenses (2012 – 5.75%; 2011 – 6.50%) for the Society and 6.20% (2012 – 5.25%; 2011 – 4.00%) for the TDPP.

In fiscal 2014, the Bank expects to contribute $376 million to its principal pension plans, $18 million to its principal non-pension post-retirement benefit plan, and $32 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the fiscal year.

Assumptions relating to future mortality to determine the defined benefit obligation and net benefit cost for the principal defined benefit pension plans are as follows:

Assumed Life Expectancy at Age 65

(number of years)	**2013**	2012	2011
Male aged 65 at measurement date	**22.0**	21.0	20.9
Female aged 65 at measurement date	**23.2**	22.1	22.1
Male aged 40 at measurement date	**23.2**	22.8	22.7
Female aged 40 at measurement date	**24.1**	23.1	23.1

The following table provides the sensitivity of the projected benefit obligation and the pension expense for the Bank's principal pension plans to the discount rate, the expected long-term return on plan assets and the rates of compensation, as well as the sensitivity of the Bank's principal non-pension post-retirement benefit plan to the health care cost initial trend rate assumption. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Key Assumptions

(millions of Canadian dollars, except as noted)		*As at*			*For the years ended*
	October 31 2013	October 31 2012	**October 31 2013**	October 31 2012	October 31 2011
	Obligation	Obligation	**Expense**	Expense	Expense
Impact of an absolute change of 1.0% in key assumptions					
Discount rate assumption used	**4.82%**	4.53%	**4.53%**	5.72%	5.71%
Decrease in assumption	**$ 949**	$ 920	**$ 175**	$ 94	$ 54
Increase in assumption	**(715)**	(689)	**(107)**	(57)	(47)
Expected long-term return on assets assumption used	**n/a**	n/a	**5.56%**	5.71%	6.39%
Decrease in assumption	**n/a**	n/a	**$ 39**	$ 34	$ 31
Increase in assumption	**n/a**	n/a	**(39)**	(34)	(31)
Rates of compensation increase assumption used	**2.83%**	2.82%	**2.82%**	3.50%	3.50%
Decrease in assumption	**$ (225)**	$ (234)	**$ (58)**	$ (29)	$ 27
Increase in assumption	**240**	250	**61**	30	(26)
Health care cost initial trend rate assumption used[1]	**5.90%**	6.10%	**6.10%**	6.30%	6.50%
Decrease in assumption	**$ (84)**	$ (75)	**$ (6)**	$ (8)	$ (6)
Increase in assumption	**107**	95	**16**	8	8

[1] As at October 31, 2013 and October 31, 2012, and for the years ended October 31, 2013, October 31, 2012 and October 31, 2011, trending to 3.70% in 2028.

The Bank recognized the following amounts on the Consolidated Balance Sheet as at October 31, 2013 and October 31, 2012.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Other assets		
Principal pension plans	**$ 422**	$ 363
Other pension and retirement plans		
CT defined benefit pension plan	**15**	9
TD Auto Finance retirement plans	**69**	53
Other employee benefits – net	**–**	1
Prepaid pension expense	**506**	426
Other liabilities		
Principal non-pension post-retirement benefit plan	**519**	493
Other pension and retirement plans		
TD Banknorth defined benefit retirement plans	**70**	65
TD Auto Finance retirement plans	**144**	136
Supplemental employee retirement plans	**440**	418
Other employee future benefits – net	**196**	196
Accrued benefit liability	**1,369**	1,308
Net amount recognized	**$ (863)**	$ (882)

NOTE 27 INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes

(millions of Canadian dollars)	For the years ended October 31		
	2013	2012	2011
Provision for income taxes – Consolidated Statement of Income			
Current income taxes			
Provision for (recovery of) income taxes for the current period	**$ 1,619**	$ 999	$ 1,526
Adjustments in respect of prior years and other	**(114)**	(19)	(53)
Total current income taxes	**1,505**	980	1,473
Deferred income taxes			
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	**(390)**	161	(152)
Effect of changes in tax rates	**8**	(14)	13
Recovery of income taxes due to recognition of previously unrecognized deductible temporary differences and unrecognized tax losses of a prior period	**(2)**	(1)	–
Adjustments in respect of prior years and other	**22**	(34)	(8)
Total deferred income taxes	**(362)**	112	(147)
Total provision for income taxes – Consolidated Statement of Income	**1,143**	1,092	1,326
Provision for income taxes – Statement of Other Comprehensive Income			
Current income taxes	**(699)**	172	202
Deferred income taxes	**(392)**	(67)	(132)
	(1,091)	105	70
Income taxes – other non-income related items including business combinations and other adjustments			
Current income taxes	**(17)**	6	(61)
Deferred income taxes	**43**	21	(69)
	26	27	(130)
Total provision for (recovery of) income taxes	**$ 78**	$ 1,224	$ 1,266
Current income taxes			
Federal	**$ 353**	$ 604	$ 718
Provincial	**245**	412	463
Foreign	**191**	142	433
	789	1,158	1,614
Deferred income taxes			
Federal	**(37)**	(100)	(50)
Provincial	**(26)**	(68)	(28)
Foreign	**(648)**	234	(270)
	(711)	66	(348)
Total provision for (recovery of) income taxes	**$ 78**	$ 1,224	$ 1,266

Reconciliation to Statutory Income Tax Rate

(millions of Canadian dollars, except as noted)		**2013**		2012		2011
Income taxes at Canadian statutory income tax rate	**$ 1,978**	**26.3%**	$ 1,938	26.4%	$ 2,005	28.1%
Increase (decrease) resulting from:						
Dividends received	**(253)**	**(3.4)**	(262)	(3.6)	(214)	(3.0)
Rate differentials on international operations	**(488)**	**(6.5)**	(481)	(6.6)	(468)	(6.6)
Tax rate changes	**–**	**–**	(18)	(0.2)	–	–
Other – net	**(94)**	**(1.2)**	(85)	(1.1)	3	0.1
Provision for income taxes and effective income tax rate	**$ 1,143**	**15.2%**	$ 1,092	14.9%	$ 1,326	18.6%

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
	Consolidated Balance Sheet	Consolidated Balance Sheet
Deferred tax assets		
Allowance for credit losses	**$ 555**	$ 530
Land, buildings, equipment, and other depreciable assets	**–**	7
Deferred (income) expense	**165**	199
Trading loans	**131**	192
Derecognition of financial assets and liabilities	**168**	187
Goodwill	**–**	7
Employee benefits	**659**	671
Losses available for carry forward	**313**	285
Tax credits	**360**	184
Other	**294**	265
Total deferred tax assets[1]	**$ 2,645**	$ 2,527
Deferred tax liabilities		
Securities	**$ 855**	$ 1,457
Intangible assets	**389**	419
Goodwill	**6**	–
Land, buildings, equipment, and other depreciable assets	**10**	–
Pensions	**118**	95
Total deferred tax liabilities	**$ 1,378**	$ 1,971
Net deferred tax assets	**$ 1,267**	$ 556
Reflected on the Consolidated Balance Sheet as follows:		
Deferred tax assets	**$ 1,588**	$ 883
Deferred tax liabilities	**321**	327
Net deferred tax assets	**$ 1,267**	$ 556

[1] The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $37 million as at October 31, 2013 (October 31, 2012 – nil), of which $5 million is scheduled to expire within 5 years.

The movement in the net deferred tax asset for the years ended October 31, 2013 and October 31, 2012 was as follows:

Deferred Income Tax Expense (Recovery)

(millions of Canadian dollars)				**2013**				2012
	Consolidated Statement of Income	**Other Comprehensive Income**	**Business Combinations and Other**	**Total**	Consolidated Statement of Income	Other Comprehensive Income	Business Combinations and Other	Total
Deferred income tax expense (recovery)								
Allowance for credit losses	**$ (25)**	**$ –**	**$ –**	**$ (25)**	$ (22)	$ –	$ –	$ (22)
Land, buildings, equipment, and other depreciable assets	**17**	**–**	**–**	**17**	(31)	–	50	19
Deferred (income) expense	**34**	**–**	**–**	**34**	(73)	–	–	(73)
Trading loans	**61**	**–**	**–**	**61**	74	–	–	74
Derecognition of financial assets and liabilities	**74**	**(55)**	**–**	**19**	4	86	–	90
Goodwill	**13**	**–**	**–**	**13**	33	–	–	33
Employee benefits	**12**	**–**	**–**	**12**	(11)	–	–	(11)
Losses available for carry forward	**(28)**	**–**	**–**	**(28)**	(167)	–	–	(167)
Tax credits	**(176)**	**–**	**–**	**(176)**	(104)	–	–	(104)
Other deferred tax assets	**(11)**	**–**	**(18)**	**(29)**	(189)	–	(29)	(218)
Securities	**(265)**	**(337)**	**–**	**(602)**	553	(153)	–	400
Intangible assets	**(91)**	**–**	**61**	**(30)**	(8)	–	–	(8)
Pensions	**23**	**–**	**–**	**23**	53	–	–	53
Total deferred income tax expense (recovery)	**$ (362)**	**$ (392)**	**$ 43**	**$ (711)**	$ 112	$ (67)	$ 21	$ 66

Certain taxable temporary differences associated with the Bank's investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2013. The total amount of these temporary differences was $30 billion as at October 31, 2013 (October 31, 2012 – $26 billion).

NOTE 28 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)		*For the years ended October 31*	
	2013	2012	2011
Basic earnings per share			
Net income attributable to common shareholders	**$ 6,372**	$ 6,171	$ 5,761
Weighted-average number of common shares outstanding (millions)	**918.9**	906.6	885.7
Basic earnings per share (dollars)	**$ 6.93**	$ 6.81	$ 6.50
Diluted earnings per share			
Net income attributable to common shareholders	**$ 6,372**	$ 6,171	$ 5,761
Effect of dilutive securities			
Capital Trust II Securities – Series 2012-1	**3**	17	17
Preferred Shares – Series M and N	**–**	–	25
Net income available to common shareholders including impact of dilutive securities	**$ 6,375**	$ 6,188	$ 5,803
Weighted-average number of common shares outstanding (millions)	**918.9**	906.6	885.7
Effect of dilutive securities			
Stock options potentially exercisable (millions)[1]	**2.9**	3.3	4.5
TD Capital Trust II Securities – Series 2012-1 (millions)	**0.7**	5.0	4.9
Preferred Shares – Series M and N (millions)	**–**	–	7.8
Weighted-average number of common shares outstanding – diluted (millions)	**922.5**	914.9	902.9
Diluted earnings per share (dollars)[1]	**$ 6.91**	$ 6.76	$ 6.43

[1] For the years ended October 31, 2013, October 31, 2012 and October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

NOTE 29 PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions as at October 31, 2013.

Provisions

(millions of Canadian dollars)	**Litigation**	**Restructuring**	**Asset Retirement Obligations**	**Other**	**Total**
Balance as of November 1, 2011	$ 123	$ 5	$ 67	$ 58	$ 253
Additions	549	–	7	132	688
Amounts used	(377)	(1)	(9)	(96)	(483)
Unused amounts reversed	(6)	–	–	(4)	(10)
Foreign currency translation adjustments and other	(3)	–	1	(1)	(3)
Balance as of October 31, 2012, before allowance for credit losses for off-balance sheet instruments	$ 286	$ 4	$ 66	$ 89	$ 445
Add: allowance for credit losses for off-balance sheet instruments[1]					211
Balance as of October 31, 2012					$ 656
Balance as of November 1, 2012	**$ 286**	**$ 4**	**$ 66**	**$ 89**	**$ 445**
Additions	**251**	**129**	**7**	**102**	**489**
Amounts used	**(279)**	**(28)**	**–**	**(105)**	**(412)**
Unused amounts reversed	**(23)**	**–**	**(4)**	**(22)**	**(49)**
Foreign currency translation adjustments and other	**9**	**–**	**–**	**2**	**11**
Balance as of October 31, 2013, before allowance for credit losses for off-balance sheet instruments	**$ 244**	**$ 105**	**$ 69**	**$ 66**	**$ 484**
Add: allowance for credit losses for off-balance sheet instruments[1]					**212**
Balance as of October 31, 2013					**$ 696**

[1] Please refer to Note 7, Loans, Impaired Loans and Allowance for Credit Losses for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $336 million as at October 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank's best estimate of such losses for those cases which an estimate can be made. The Bank's estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management's opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank's control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

The following is a description of the Bank's material legal or regulatory actions.

Rothstein Litigation

TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler ("RRA").

On July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the "Bar Order"). TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud, although further civil litigation may be enjoined by the Bar Order. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank. Two pending civil matters are specifically exempted from the Bar Order.

First, TD Bank's appeal of the verdict entered against it in the lawsuit captioned *Coquina Investments v. TD Bank, N.A. et al.* will continue. The jury in the *Coquina* lawsuit returned a verdict against TD Bank, N.A. on January 18, 2012 in the amount of US$67 million, comprised of US$32 million of compensatory damages and US$35million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.'s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.'s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. The judgment and sanctions order have been appealed to the United States Court of Appeals for the Eleventh Circuit.

Second, the Bar Order does not apply to a motion seeking sanctions against TD Bank, N.A. filed by the plaintiffs in the matter captioned *Razorback Funding, LLC, et al. v. TD Bank, N.A., et al.*, which was dismissed pursuant to a settlement agreement entered into between the plaintiffs and TD Bank, N.A. in April 2012. TD Bank, N.A. has opposed the motion for sanctions and denies the purported basis for the motion.

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: *Dwyer v. TD Bank, N.A* (D. Mass.); *Hughes v. TD Bank, N.A.* (D. N.J.); *Mascaro v. TD Bank, N.A.* (D. D.C.); *Mazzadra, et al. v. TD Bank, N.A.* (S.D. Fla.); *Kimenker v. TD Bank, N.A.* (D. N.J.); and *Mosser v. TD Bank, N.A.* (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013; the Court retains jurisdiction over recipients and distributions.

On August 21 2013, TD Bank, N.A. was named as a defendant in *King, et al. v. Carolina First Bank n/k/a TD Bank, N.A.* (D.S.C.), a putative nationwide class action filed in federal court in South Carolina challenging overdraft practices at Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010, as well as the overdraft practices at TD Bank, N.A. from August 16, 2010 to the present. On October 25, 2013, TD Bank, N.A. filed a motion to dismiss in part plaintiff's complaint. This case is in its preliminary stages, and plaintiffs have not claimed a specific damages amount.

Glitnir Litigation

In January 2013, The Toronto-Dominion Bank (the Bank) was named as a defendant in *Glitnir HF v. The Toronto-Dominion Bank*, an English High Court proceeding issued by Glitnir HF, a former Icelandic bank. The claim arises out of the Bank's termination of derivatives transactions following Glitnir's bankruptcy during the Icelandic banking crisis in October 2008. In particular, the claim concerns the appropriateness of the foreign currency exchange rates, interest rates, and basis spreads used by the Bank in its close-out calculation in respect of Glitnir. The claim is scheduled to be heard in October 2014.

RESTRUCTURING

The Bank undertook certain measures commencing in the fourth quarter of 2013, which are expected to continue through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See the Guarantees section below for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 9.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Financial and performance standby letters of credit	**$ 16,503**	$ 15,802
Documentary and commercial letters of credit	**200**	279
Commitments to extend credit[1]		
Original term to maturity of one year or less	**32,593**	31,845
Original term to maturity of more than one year	**56,873**	50,016
Total	**$ 106,169**	$ 97,942

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, the Bank is committed to fund $82 million (October 31, 2012 – $249 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $768 million for 2014; $732 million for 2015; $683 million for 2016; $617 million for 2017, $538 million for 2018, and $2,918 million for 2019 and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $32 million for 2014; $18 million for 2015; $12 million for 2016; $7 million for 2017; $6 million for 2018; and $28 million for 2019 and thereafter.

The premises and equipment net rental expense, included under Non-interest expenses in the Consolidated Statement of Income, was $971 million for the year ended October 31, 2013 (2012 – $914 million; 2011 – $877 million).

Pledged Assets and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, capital trust securities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at October 31, 2013, securities and other assets with a carrying value of $133.9 billion (October 31, 2012 – $144.1 billion) were pledged as collateral in respect of these transactions. See Note 8, Transfer of Financial Assets, for further details. Certain consumer instalment and other personal loan assets with a carrying value of $11.6 billion (October 31, 2012 – $11.7 billion) were also pledged with respect to covered bonds issued by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Trading loans, securities, and other	**$ 29,484**	$ 29,929
Other assets	**120**	120
Total	**$ 29,604**	$ 30,049

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2013, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $19.8 billion (October 31, 2012 – $18.0 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $3.3 billion as at October 31, 2013 (October 31, 2012 – $4.1 billion).

Assets Sold with Recourse

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations

The Bank sells mortgage loans to the TD Mortgage Fund (the 'Fund'), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Losses on the repurchased defaulted mortgages are recovered through realization of the security on the loan and the government guarantee, where applicable. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2013 was $82 billion (October 31, 2012 – $94 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Financial and performance standby letters of credit	**$ 16,503**	$ 15,802
Assets sold with contingent repurchase obligations	**341**	581
Total	**$ 16,844**	$ 16,383

NOTE 30 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank's related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank's employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors and their affiliates to be key management personnel. The Bank makes loans to its key management personnel, their close family members and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and their Related Entities

(millions of Canadian dollars)		*As at*
	October 31 2013	October 31 2012
Personal loans, including mortgages	**$ 3**	$ 6
Business loans	**181**	201
Total	**$ 184**	$ 207

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation

(millions of Canadian dollars)	*For the years ended October 31*		
	2013	2012	2011
Short-term employee benefits	**$ 25**	$ 23	$ 23
Post-employment benefits	**2**	1	2
Share-based payments	**32**	32	33
Total	**$ 59**	$ 56	$ 58

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 25 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade and Symcor also qualify as related party transactions. Other than as described below, during fiscal 2013, there were no significant transactions between the Bank, TD Ameritrade and Symcor.

Other Transactions with TD Ameritrade and Symcor Inc.

i) TD AMERITRADE HOLDING CORPORATION

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $821 million in 2013 (2012 – $834 million; 2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $70.4 billion in 2013 (2012 – $60.3 billion; 2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 basis points on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2013, amounts receivable from TD Ameritrade were $54 million (October 31, 2012 – $129 million). As at October 31, 2013, amounts payable to TD Ameritrade were $103 million (October 31, 2012 – $87 million).

ii) TRANSACTIONS WITH SYMCOR INC.

The Bank has one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During fiscal 2013, the Bank paid $128 million (2012 – $128 million; 2011 – $139 million) for these services. As at October 31, 2013, the amount payable to Symcor was $10 million (October 31, 2012 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2013 and October 31, 2012.

NOTE 31 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment.

Effective December 1, 2011, the results of the credit card portfolio of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada are reported in the CAD P&C segment. Effective March 13, 2013, the results of the U.S. credit card portfolio of Target are reported in the U.S. P&C segment and effective March 27, 2013, the results of Epoch are reported in the Wealth and Insurance segment.

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth and Insurance and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.

Effective July 1, 2013, the Group Head, U.S. Personal and Commercial Banking became Chief Operating Officer, TD, and subsequently, on November 1, 2014, is expected to become the Bank's Group President and Chief Executive Officer. Also effective July 1, 2013, the Group Head, Wealth Management, Insurance and Corporate Shared Services became Group Head, U.S. Personal and Commercial Banking. Executive responsibilities for the Wealth Management business will be moved to the Group Head, Canadian Banking and Auto Finance, TD, and the Credit Cards and Insurance businesses will be moved to the Group Head, Corporate Development, Enterprise Strategy and Treasury, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2014. These changes will be applied retroactively in all periods presented.

CAD P&C comprises the Bank's personal and business banking in Canada and provides financial products and services to personal, small business, and commercial customers. Wealth and Insurance provides insurance, investment products and services to institutional and retail investors, and includes the Bank's equity investment in TD Ameritrade. U.S. P&C provides commercial banking, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, collective provision for credit losses in CAD P&C and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As discussed in Note 6, the Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

The following table summarizes the segment results for the years ended October 31, 2013, October 31, 2012, and October 31, 2011.

Results by Business Segment

(millions of Canadian dollars)

						For the years ended October 31
						2013
	Canadian Personal and Commercial Banking	**Wealth and Insurance**	**U.S. Personal and Commercial Banking**	**Wholesale Banking**	**Corporate**	**Total**
Net interest income (loss)	**$ 8,345**	**$ 579**	**$ 5,172**	**$ 1,982**	**$ –**	**$ 16,078**
Non-interest income (loss)[1]	**2,695**	**6,358**	**1,957**	**425**	**(251)**	**11,184**
Provision for (reversal of) credit losses	**929**	**–**	**779**	**26**	**(103)**	**1,631**
Insurance claims and related expenses[1]	**–**	**3,056**	**–**	**–**	**–**	**3,056**
Non-interest expenses	**5,136**	**2,821**	**4,550**	**1,541**	**994**	**15,042**
Income (loss) before income taxes	**4,975**	**1,060**	**1,800**	**840**	**(1,142)**	**7,533**
Provision for (recovery of) income taxes	**1,321**	**153**	**273**	**192**	**(796)**	**1,143**
Equity in net income of an investment in associate, net of income taxes	**–**	**246**	**–**	**–**	**26**	**272**
Net income (loss)	**$ 3,654**	**$ 1,153**	**$ 1,527**	**$ 648**	**$ (320)**	**$ 6,662**
Total assets as at October 31 (billions of Canadian dollars)	**$ 290.3**	**$ 27.5**	**$ 239.1**	**$ 269.3**	**$ 36.3**	**$ 862.5**
						2012
Net interest income (loss)	$ 8,023	$ 583	$ 4,663	$ 1,805	$ (48)	$ 15,026
Non-interest income (loss)[1]	2,629	5,860	1,468	849	(286)	10,520
Provision for (reversal of) credit losses	1,151	–	779	47	(182)	1,795
Insurance claims and related expenses[1]	–	2,424	–	–	–	2,424
Non-interest expenses	4,988	2,600	4,125	1,570	715	13,998
Income (loss) before income taxes	4,513	1,419	1,227	1,037	(867)	7,329
Provision for (recovery of) income taxes	1,209	261	99	157	(634)	1,092
Equity in net income of an investment in associate, net of income taxes	–	209	–	–	25	234
Net income (loss)	$ 3,304	$ 1,367	$ 1,128	$ 880	$ (208)	$ 6,471
Total assets as at October 31 (billions of Canadian dollars)	$ 282.6	$ 26.4	$ 209.1	$ 260.7	$ 32.3	$ 811.1
						2011
Net interest income (loss)	$ 7,190	$ 542	$ 4,392	$ 1,659	$ (122)	$ 13,661
Non-interest income (loss)[1]	2,342	5,676	1,342	837	(18)	10,179
Provision for (reversal of) credit losses	824	–	687	22	(43)	1,490
Insurance claims and related expenses[1]	–	2,178	–	–	–	2,178
Non-interest expenses	4,433	2,616	3,593	1,468	937	13,047
Income (loss) before income taxes	4,275	1,424	1,454	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,224	317	266	191	(672)	1,326
Equity in net income of an investment in associate, net of income taxes	–	207	–	–	39	246
Net income (loss)	$ 3,051	$ 1,314	$ 1,188	$ 815	$ (323)	$ 6,045
Total assets as at October 31 (billions of Canadian dollars)	$ 258.5	$ 26.7	$ 198.7	$ 220.3	$ 31.3	$ 735.5

[1] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	*For the years ended October 31*			*As at October 31*	
			2013		**2013**
	Total revenue[1]	**Income before income taxes**	**Net income**	**Goodwill**	**Total assets**
Canada	**$ 18,013**	**$ 5,233**	**$ 4,243**	**$ 1,554**	**$ 518,412**
United States	**7,205**	**1,040**	**877**	**11,694**	**262,682**
Other international	**2,044**	**1,260**	**1,542**	**49**	**81,438**
Total	**$ 27,262**	**$ 7,533**	**$ 6,662**	**$ 13,297**	**$ 862,532**
			2012		2012
Canada	$ 17,314	$ 5,358	$ 4,294	$ 1,549	$ 498,449
United States	6,101	474	472	10,713	241,996
Other international	2,131	1,497	1,705	49	70,661
Total	$ 25,546	$ 7,329	$ 6,471	$ 12,311	$ 811,106
			2011		2011
Canada	$ 15,701	$ 4,510	$ 3,428	$ 1,455	$ 452,334
United States	5,708	796	631	10,753	221,576
Other international	2,431	1,819	1,986	49	61,583
Total	$ 23,840	$ 7,125	$ 6,045	$ 12,257	$ 735,493

[1] Effective Q4 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

NOTE 32 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The following table details the balances of interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank's risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the "Managing Risk" section of the MD&A in this report.

Interest Rate Risk

(billions of Canadian dollars, except as noted)

	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
								As at
								October 31, 2013
Assets								
Cash resources and other	$ 10.5	$ 20.8	$ 0.8	$ 32.1	$ –	$ –	$ 0.3	$ 32.4
Effective yield		*0.3%*	*0.6%*		*–%*	*–%*		
Trading loans, securities, and other	$ 0.1	$ 6.0	$ 9.0	$ 15.1	$ 25.3	$ 11.8	$ 49.7	$ 101.9
Effective yield		*1.6%*	*1.1%*		*2.0%*	*2.9%*		
Financial assets designated at fair value through profit or loss	$ 0.7	$ 0.6	$ 2.0	$ 3.3	$ 2.6	$ 0.5	$ 0.1	$ 6.5
Effective yield		*4.8%*	*2.9%*		*3.6%*	*3.0%*		
Available-for-sale	$ 0.4	$ 7.4	$ 39.5	$ 47.3	$ 21.2	$ 10.4	$ 0.6	$ 79.5
Effective yield		*0.3%*	*0.9%*		*2.1%*	*2.2%*		
Held-to-maturity	$ –	$ 1.1	$ 2.0	$ 3.1	$ 17.6	$ 9.3	$ –	$ 30.0
Effective yield		*2.3%*	*1.6%*		*1.4%*	*2.1%*		
Securities purchased under reverse repurchase agreements	$ 2.2	$ 46.4	$ 7.2	$ 55.8	$ 2.1	$ –	$ 6.4	$ 64.3
Effective yield		*0.4%*	*0.2%*		*1.9%*	*–%*		
Loans	$ 15.3	$ 190.5	$ 47.4	$ 253.2	$ 157.5	$ 23.7	$ 10.5	$ 444.9
Effective yield		*1.8%*	*3.7%*		*3.6%*	*3.9%*		
Other	$ 55.9	$ –	$ –	$ 55.9	$ –	$ –	$ 47.1	$ 103.0
Total assets	**$ 85.1**	**$ 272.8**	**$ 107.9**	**$ 465.8**	**$ 226.3**	**$ 55.7**	**$ 114.7**	**$ 862.5**
Liabilities and equity								
Trading deposits	$ –	$ 25.6	$ 19.8	$ 45.4	$ 0.7	$ 0.4	$ 1.1	$ 47.6
Effective yield		*0.2%*	*0.4%*		*0.6%*	*2.1%*		
Other deposits	$ 196.2	$ 53.9	$ 49.3	$ 299.4	$ 54.8	$ 1.6	$ 187.7	$ 543.5
Effective yield		*0.8%*	*0.9%*		*1.7%*	*2.1%*		
Securitization liabilities at fair value	$ –	$ 4.4	$ 8.5	$ 12.9	$ 6.6	$ 2.5	$ –	$ 22.0
Effective yield		*0.9%*	*1.0%*		*1.7%*	*2.6%*		
Obligations related to securities sold short	$ 41.8	$ –	$ –	$ 41.8	$ –	$ –	$ –	$ 41.8
Obligations related to securities sold under repurchase agreements	$ 0.8	$ 27.7	$ 0.1	$ 28.6	$ –	$ –	$ 5.8	$ 34.4
Effective yield		*0.4%*	*0.4%*		*–%*	*–%*		
Securitization liabilities at amortized cost	$ –	$ 8.1	$ 2.6	$ 10.7	$ 12.0	$ 2.9	$ –	$ 25.6
Effective yield		*1.9%*	*1.5%*		*1.9%*	*2.9%*		
Subordinated notes and debentures	$ –	$ –	$ 0.2	$ 0.2	$ 7.6	$ 0.2	$ –	$ 8.0
Effective yield		*–%*	*10.1%*		*5.0%*	*9.2%*		
Other	$ 55.9	$ –	$ 1.0	$ 56.9	$ 0.7	$ –	$ 30.0	$ 87.6
Equity	$ –	$ 1.5	$ 1.7	$ 3.2	$ 1.2	$ –	$ 47.6	$ 52.0
Total liabilities and equity	**$ 294.7**	**$ 121.2**	**$ 83.2**	**$ 499.1**	**$ 83.6**	**$ 7.6**	**$ 272.2**	**$ 862.5**
Net position	**$ (209.6)**	**$ 151.6**	**$ 24.7**	**$ (33.3)**	**$ 142.7**	**$ 48.1**	**$ (157.5)**	**$ –**

	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
								October 31, 2012
Assets								
Cash resources and other	$ 5.7	$ 18.8	$ 0.4	$ 24.9	$ –	$ –	$ 0.2	$ 25.1
Effective yield		*0.3%*	*1.3%*		*–%*	*–%*		
Trading loans, securities, and other	$ 0.2	$ 4.5	$ 13.1	$ 17.8	$ 24.2	$ 8.2	$ 44.3	$ 94.5
Effective yield		*1.4%*	*1.0%*		*2.0%*	*2.6%*		
Financial assets designated at fair value through profit or loss	$ 0.5	$ 0.5	$ 0.4	$ 1.4	$ 4.0	$ 0.5	$ 0.3	$ 6.2
Effective yield		*0.6%*	*1.8%*		*2.7%*	*3.2%*		
Available-for-sale	$ 3.4	$ 46.3	$ 7.8	$ 57.5	$ 26.0	$ 14.2	$ 0.9	$ 98.6
Effective yield		*1.0%*	*2.0%*		*2.5%*	*2.6%*		
Securities purchased under reverse repurchase agreements	$ 3.2	$ 45.8	$ 7.9	$ 56.9	$ 2.0	$ –	$ 10.3	$ 69.2
Effective yield		*0.4%*	*0.3%*		*1.9%*	*–%*		
Loans	$ 8.2	$ 200.8	$ 40.0	$ 249.0	$ 134.3	$ 20.1	$ 5.4	$ 408.8
Effective yield		*1.7%*	*2.4%*		*2.7%*	*3.7%*		
Other	$ 68.1	$ –	$ –	$ 68.1	$ –	$ –	$ 40.6	$ 108.7
Total assets	$ 89.3	$ 316.7	$ 69.6	$ 475.6	$ 190.5	$ 43.0	$ 102.0	$ 811.1
Liabilities and equity								
Trading deposits	$ –	$ 18.0	$ 19.4	$ 37.4	$ 0.1	$ 0.3	$ 1.0	$ 38.8
Effective yield		*0.4%*	*0.4%*		*1.0%*	*2.0%*		
Other deposits	$ 193.4	$ 62.3	$ 36.6	$ 292.3	$ 49.6	$ 0.2	$ 145.7	$ 487.8
Effective yield		*1.1%*	*1.6%*		*1.8%*	*2.0%*		
Securitization liabilities at fair value	$ –	$ 1.2	$ 4.8	$ 6.0	$ 17.4	$ 1.5	$ 0.4	$ 25.3
Effective yield		*3.0%*	*1.5%*		*1.7%*	*1.6%*		
Obligations related to securities sold short	$ 33.4	$ –	$ –	$ 33.4	$ –	$ –	$ –	$ 33.4
Obligations related to securities sold under repurchase agreements	$ 1.2	$ 25.4	$ 2.0	$ 28.6	$ –	$ –	$ 10.2	$ 38.8
Effective yield		*0.5%*	*0.2%*		*–%*	*–%*		
Securitization liabilities at amortized cost	$ –	$ 10.8	$ 1.5	$ 12.3	$ 11.3	$ 2.6	$ –	$ 26.2
Effective yield		*1.4%*	*1.1%*		*1.4%*	*1.9%*		
Subordinated notes and debentures	$ –	$ –	$ 3.4	$ 3.4	$ 5.1	$ 2.8	$ –	$ 11.3
Effective yield		*–%*	*5.5%*		*4.8%*	*6.0%*		
Other	$ 72.2	$ 0.4	$ –	$ 72.6	$ –	$ 1.8	$ 26.1	$ 100.5
Equity	$ –	$ 0.5	$ 0.8	$ 1.3	$ 2.2	$ –	$ 45.5	$ 49.0
Total liabilities and equity	$ 300.2	$ 118.6	$ 68.5	$ 487.3	$ 85.7	$ 9.2	$ 228.9	$ 811.1
Net position	$ (210.9)	$ 198.1	$ 1.1	$ (11.7)	$ 104.8	$ 33.8	$ (126.9)	$ –

Interest Rate Risk by Category

(billions of Canadian dollars)

	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
								As at
								October 31, 2013
Canadian currency	**$ (177.4)**	**$ 110.7**	**$ 10.8**	**$ (55.9)**	**$ 94.5**	**$ 12.1**	**$ (40.1)**	**$ 10.6**
Foreign currency	**(32.2)**	**40.9**	**13.9**	**22.6**	**48.2**	**36.0**	**(117.4)**	**(10.6)**
Net position	**$ (209.6)**	**$ 151.6**	**$ 24.7**	**$ (33.3)**	**$ 142.7**	**$ 48.1**	**$ (157.5)**	**$ –**
								October 31, 2012
Canadian currency	$ (133.3)	$ 122.5	$ 5.0	$ (5.8)	$ 62.8	$ 4.8	$ (56.1)	$ 5.7
Foreign currency	(77.6)	75.6	(3.9)	(5.9)	42.0	29.0	(70.8)	(5.7)
Net position	$ (210.9)	$ 198.1	$ 1.1	$ (11.7)	$ 104.8	$ 33.8	$ (126.9)	$ –

NOTE 33 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk

(millions of Canadian dollars, except as noted)

	Loans and customers' liability under acceptances[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]	
						As at
	October 31 2013	October 31 2012	**October 31 2013**	October 31 2012	**October 31 2013**	October 31 2012
Canada	**74%**	76%	**50%**	52%	**39%**	32%
United States[6]	**25**	23	**46**	44	**19**	21
United Kingdom	**–**	–	**1**	1	**15**	26
Europe – other	**–**	–	**2**	2	**20**	15
International	**1**	1	**1**	1	**7**	6
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$ 451,321	$ 416,071	**$ 106,169**	$ 97,942	**$ 48,309**	$ 60,475

[1] Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2013 was: Real estate 8% (October 31, 2012 – 8%).

[2] As at October 31, 2013, the Bank had commitments and contingent liability contracts in the amount of $106,169 million (October 31, 2012 – $97,942 million). Included are commitments to extend credit totalling $89,466 million (October 31, 2012 – $81,861 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2013: Financial institutions 17% (October 31, 2012 – 16%); pipelines, oil and gas 10% (October 31, 2012 – 11%); power and utilities 8% (October 31, 2012 – 8%); government, public sector entities and education 7% (October 31, 2012 – 10%); sundry manufacturing and wholesale 7% (October 31, 2012 – 5%); telecommunications, cable and media 7% (October 31, 2012 – 6%); automotive 7% (October 31, 2012 – 5%).

[4] As at October 31, 2013, the current replacement cost of derivative financial instruments amounted to $48,309 million (October 31, 2012 – $60,475 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

[5] The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 83% of the total as at October 31, 2013 (October 31, 2012 – 74%). The second largest concentration was with governments, which accounted for 12% of the total as at October 31, 2013 (October 31, 2012 – 21%). No other industry segment exceeded 5% of the total.

[6] Debt securities classified as loans were 1% as at October 31, 2013 (October 31, 2012 – 1%) of the total loans and customers' liability under acceptances.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)

		As at
	October 31 2013	October 31 2012
Cash and due from banks	**$ 2,455**	$ 2,361
Interest-bearing deposits with banks	**28,855**	21,692
Securities[1]		
Trading		
Government and government-insured securities	**32,861**	34,563
Other debt securities	**9,616**	7,887
Retained interest	**67**	85
Available-for-sale		
Government and government-insured securities	**37,897**	61,365
Other debt securities	**38,936**	33,864
Held-to-maturity		
Government and government-insured securities	**25,890**	–
Other debt securities	**4,071**	–
Securities purchased under reverse purchase agreements	**64,283**	69,198
Derivatives[2]	**86,752**	113,648
Loans		
Residential mortgages	**185,709**	172,075
Consumer instalment and other personal	**118,523**	117,369
Credit card	**21,380**	14,670
Business and government	**115,837**	100,080
Debt securities classified as loans	**3,473**	4,654
Customers' liability under acceptances	**6,399**	7,223
Other assets	**12,635**	10,278
Total assets	**795,639**	771,012
Credit instruments[3]	**106,169**	97,942
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	**177,755**	149,975
Total credit exposure	**$ 1,079,563**	$ 1,018,929

[1] Excludes equity securities.

[2] The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives and non-trading credit derivatives. See Note 10.

[3] The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 29.

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank's U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights

(millions of Canadian dollars)								As at
								October 31, 2013
	0%	**20%**	**35%**	**50%**	**75%**	**100%**	**150%**	**Total**
Loans								
Residential mortgages	**$ 146**	**$ 273**	**$ 19,080**	**$ –**	**$ 1,649**	**$ 213**	**$ 3**	**$ 21,364**
Consumer instalment and other personal	**–**	**100**	**3,858**	**–**	**24,095**	**60**	**152**	**28,265**
Credit card	**–**	**–**	**–**	**–**	**13,987**	**–**	**119**	**14,106**
Business and government	**4,456**	**1,832**	**–**	**–**	**2,797**	**44,505**	**1,094**	**54,684**
Debt securities classified as loans	**–**	**571**	**–**	**–**	**–**	**9**	**–**	**580**
Total loans	**4,602**	**2,776**	**22,938**	**–**	**42,528**	**44,787**	**1,368**	**118,999**
Held-to-maturity	**–**	**11,440**	**–**	**–**	**–**	**–**	**–**	**11,440**
Securities purchased under reverse repurchase agreements	**–**	**2,085**	**–**	**–**	**–**	**–**	**–**	**2,085**
Customers' liability under acceptances	**–**	**–**	**–**	**–**	**–**	**1**	**–**	**1**
Other assets[1]	**3,585**	**622**	**–**	**1**	**–**	**32**	**–**	**4,240**
Total assets	**8,187**	**16,923**	**22,938**	**1**	**42,528**	**44,820**	**1,368**	**136,765**
Off-balance sheet credit instruments	**–**	**2,079**	**–**	**–**	**279**	**16,643**	**–**	**19,001**
Total	**$ 8,187**	**$ 19,002**	**$ 22,938**	**$ 1**	**$ 42,807**	**$ 61,463**	**$ 1,368**	**$ 155,766**
								October 31, 2012
Loans								
Residential mortgages	$ 160	$ 176	$ 15,901	$ –	$ 1,452	$ 176	$ 2	$ 17,867
Consumer instalment and other personal	–	338	3,462	–	23,566	77	154	27,597
Credit card	–	–	–	–	7,419	–	14	7,433
Business and government	3,010	1,797	–	–	2,602	39,703	1,225	48,337
Debt securities classified as loans	–	15	–	–	–	11	–	26
Total loans	3,170	2,326	19,363	–	35,039	39,967	1,395	101,260
Held-to-maturity	–	–	–	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	1,998	–	–	–	–	–	1,998
Customers' liability under acceptances	–	–	–	–	–	2	–	2
Other assets[1]	4,016	712	–	1	–	–	–	4,729
Total assets	7,186	5,036	19,363	1	35,039	39,969	1,395	107,989
Off-balance sheet credit instruments	15	1,942	–	–	709	14,087	–	16,753
Total	$ 7,201	$ 6,978	$ 19,363	$ 1	$ 35,748	$ 54,056	$ 1,395	$ 124,742

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel III Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating

(millions of Canadian dollars)

					As at
					October 31, 2013
	Investment grade	**Non-investment grade**	**Watch and classified**	**Impaired/ defaulted**	**Total**
Loans					
Residential mortgages[1]	**$ 107,232**	**$ –**	**$ –**	**$ –**	**$ 107,232**
Consumer instalment and other personal[1]	**26,728**	**32**	**–**	**–**	**26,760**
Business and government	**27,167**	**27,340**	**617**	**133**	**55,257**
Debt securities classified as loans	**2,504**	**158**	**120**	**173**	**2,955**
Total loans	**163,631**	**27,530**	**737**	**306**	**192,204**
Held-to-maturity	**18,521**	**–**	**–**	**–**	**18,521**
Securities purchased under reverse repurchase agreements	**52,711**	**9,487**	**–**	**–**	**62,198**
Customers' liability under acceptances	**3,191**	**3,187**	**20**	**–**	**6,398**
Other assets[2]	**25,930**	**32**	**–**	**–**	**25,962**
Total assets	**263,984**	**40,236**	**757**	**306**	**305,283**
Off-balance sheet credit instruments	**58,886**	**7,151**	**276**	**10**	**66,323**
Total	**$ 322,870**	**$ 47,387**	**$ 1,033**	**$ 316**	**$ 371,606**
					October 31, 2012
Loans					
Residential mortgages[1]	$ 107,374	$ –	$ –	$ –	$ 107,374
Consumer instalment and other personal[1]	30,221	35	–	–	30,256
Business and government	23,590	21,979	679	162	46,410
Debt securities classified as loans	3,829	433	318	183	4,763
Total loans	165,014	22,447	997	345	188,803
Held-to-maturity	–	–	–	–	–
Securities purchased under reverse repurchase agreements	64,026	3,174	–	–	67,200
Customers' liability under acceptances	3,584	3,576	51	10	7,221
Other assets[2]	18,148	39	–	–	18,187
Total assets	250,772	29,236	1,048	355	281,411
Off-balance sheet credit instruments	52,388	6,247	201	6	58,842
Total	$ 303,160	$ 35,483	$ 1,249	$ 361	$ 340,253

[1] Includes Canada Mortgage and Housing Corporation (CMHC) insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB approach.

[2] Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)

						As at
						October 31, 2013
	Low risk	**Normal risk**	**Medium risk**	**High risk**	**Default**	**Total**
Loans						
Residential mortgages[2]	**$ 27,357**	**$ 23,310**	**$ 4,736**	**$ 1,661**	**$ 160**	**$ 57,224**
Consumer instalment and other personal[2]	**24,509**	**26,538**	**9,020**	**3,813**	**287**	**64,167**
Credit card	**1,073**	**2,420**	**2,919**	**1,651**	**53**	**8,116**
Business and government[3]	**403**	**2,967**	**2,255**	**1,153**	**80**	**6,858**
Total loans	**53,342**	**55,235**	**18,930**	**8,278**	**580**	**136,365**
Held-to-maturity	**–**	**–**	**–**	**–**	**–**	**–**
Off-balance sheet credit instruments	**35,589**	**13,747**	**3,936**	**921**	**4**	**54,197**
Total	**$ 88,931**	**$ 68,982**	**$ 22,866**	**$ 9,199**	**$ 584**	**$ 190,562**
						October 31, 2012
Loans						
Residential mortgages[2]	$ 25,770	$ 15,508	$ 3,946	$ 1,541	$ 166	$ 46,931
Consumer instalment and other personal[2]	11,510	25,177	17,401	5,693	293	60,074
Credit card	970	2,282	2,894	1,720	59	7,925
Business and government[3]	334	2,349	2,349	1,187	75	6,294
Total loans	38,584	45,316	26,590	10,141	593	121,224
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	20,597	17,191	6,299	1,218	4	45,309
Total	$ 59,181	$ 62,507	$ 32,889	$ 11,359	$ 597	$ 166,533

[1] Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.

[2] Excludes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB approach.

[3] Business and government loans in the retail portfolio include small business loans.

NOTE 34 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank's capital management objectives are:

- To be an appropriately capitalized financial institution as determined by:
  - The Bank's Risk Appetite Statement;
  - Capital requirements defined by relevant regulatory authorities; and,
  - The Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
- To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
- To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
  - Insulate the Bank from unexpected events; or
  - Support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
- To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

Basel III Capital Framework

Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.

Under Basel III, total capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1 and Tier 2 capital. The sum of the first two components is defined as Tier 1 capital. CET1 capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, is the highest quality capital and the predominant form of Tier 1 capital. CET1 capital includes regulatory adjustments and deductions for items such as goodwill, other intangibles, amounts by which capital items (such as, significant investments in CET1 capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries' Tier 2 instruments.

Under Basel III, risk-weighted assets are higher, primarily as a result of the 250% risk-weighted threshold items not deducted from CET1 capital, securitization exposures being risk weighted (previously deducted from capital) and a new capital charge for credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA.

The BCBS is finalizing a leverage ratio requirement with planned implementation in 2018, intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining excessive leverage.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank, N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

During the year ended October 31, 2013, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on *"A global regulatory framework for more resilient banks and banking systems" (Basel III)* issued by the Basel Committee on Banking Supervision (BCBS). Up until October 31, 2012, the guideline was based on the Basel II regulatory framework. OSFI's target CET1, Tier 1 and Total capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively.

The Bank's regulatory capital position as at October 31 was as follows:

Regulatory Capital Position

(millions of Canadian dollars, except as noted)	*As at*	
	October 31 2013	October 31 2012
Common Equity Tier 1[1]	**$ 25,822**	n/a
Common Equity Tier 1 capital ratio[1,2]	**9.0%**	n/a
Tier 1 capital[3]	**$ 31,546**	$ 30,989
Tier 1 capital ratio[2,3,4]	**11.0%**	12.6%
Total capital[3,5]	**$ 40,690**	$ 38,595
Total capital ratio[2,3,6]	**14.2%**	15.7%
Assets-to-capital multiple[7,8]	**18.2**	18.0

[1] Effective 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the "all-in" methodology.

[2] The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital add-on charge until January 1, 2014.

[3] Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the "all-in" methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.

[4] Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).

[5] Total capital includes CET1, Tier 1 and Tier 2 capital.

[6] Total capital ratio is calculated as Total capital divided by RWA.

[7] The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

[8] Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the "transitional" methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.

OSFI's relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011 and the impact has been fully phased in as at January 31, 2013. OSFI has also provided IFRS transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM.

NOTE 35 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to credit, market and liquidity risks are an integral part of the 2013 Consolidated Financial Statements.

NOTE 36 INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries of the Bank.

Significant Subsidiaries[1]

North America	Address of Head or Principal Office[2]	Description
CT Financial Assurance Company	Toronto, Ontario	Insurance Company
Meloche Monnex Inc.	Montreal, Quebec	Holding Company providing management services to subsidiaries
Security National Insurance Company	Montreal, Quebec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity
TD Equipment Finance Canada Inc.	Oakville, Ontario	Financial Leasing Entity
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender
TD Financing Services Inc.	Toronto, Ontario	Financial Services Entity
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer
TD Life Insurance Company	Toronto, Ontario	Insurance Company
TD Mortgage Corporation	Toronto, Ontario	Loan Company
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Loan Company
The Canada Trust Company	Toronto, Ontario	Trust Company
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker
TD US P & C Holdings ULC	Calgary, Alberta	Holding Company
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.[3]	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Wilmington, Delaware	U.S. National Bank
TD Bank, National Association	Wilmington, Delaware	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Leasing Entity
TD Private Client Wealth LLC	New York, New York	Brokerage Service Entity
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Vermillion Holdings ULC	Calgary, Alberta	Holding Company
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
Canada Trustco International Limited	St. James, Barbados	Intragroup Lending Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
TD Reinsurance (Ireland) Limited	Dublin, Ireland	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer
TDAM USA Inc.	Wilmington, Delaware	Investment Counselling and Portfolio Management
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Holdings II Inc.	New York, New York	Holding Company
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
International		
TD Bank International S.A.	Luxembourg, Luxembourg	International Online Brokerage Services
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank
TD Ireland	Dublin, Ireland	Holding Company
TD Global Finance	Dublin, Ireland	Securities Dealer
TD Wealth Holdings (UK) Limited	Leeds, England	Holding Company
TD Direct Investing (Europe) Limited	Leeds, England	Discount Brokerage
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer
Toronto Dominion Investments B.V.	London, England	Holding Company
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Merchant Bank

[1] As at October 31, 2013, the Bank, either directly or through its subsidiaries, owned 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of all the entities listed above.

[2] Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands but with its principal office in the United Kingdom.

[3] Reflects ownership structure as at November 1, 2013.

SUBSIDIARIES WHERE THE BANK OWNS 50 PERCENT OR LESS OF THE VOTING RIGHTS

The Bank also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are SPEs that are sponsored by the Bank for a variety of purposes. These subsidiaries are not included in the 'Significant Subsidiaries' table above.

In the normal course of business, the Bank becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Bank's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities. Refer to Note 9, Special Purpose Entities.

INVESTEES WHERE THE BANK OWNS MORE THAN HALF OF THE VOTING RIGHTS

The Bank owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when:

- Another investor has the power over more than half of the voting rights by virtue of an agreement with the Bank; or
- Another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement; or
- Another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank's subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

- Local regulatory capital and/or surplus adequacy requirements;
- Basel requirements under Pillar I and Pillar II;
- Local regulatory approval requirements; and
- Local corporate and/or securities laws.

NOTE 37 SUBSEQUENT EVENTS

Sale of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank's institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million, subject to certain price adjustment mechanisms. The effects of the sale will be recorded in the first quarter of fiscal 2014.

Stock Dividend

The Bank's Board of Directors has declared a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common share. Shareholders of record as at the close of business on January 23, 2014 are entitled to receive the stock dividend on the payment date of January 31, 2014. In future periods, the Bank will present earnings per share figures to give effect to the stock dividend. The following table presents the pro forma effect on the Bank's basic and diluted earnings per share, as if the stock dividend was retroactively applied to all periods presented.

Pro forma Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)

	For the years ended October 31		
	2013	2012	2011
Pro forma basic earnings per share			
Net income attributable to common shareholders	**$ 6,372**	$ 6,171	$ 5,761
Pro forma weighted-average number of common shares outstanding (millions)	**1,837.9**	1,813.2	1,771.4
Pro forma basic earnings per share (dollars)	**3.47**	3.40	3.25
Pro forma diluted earnings per share			
Net income attributable to common shareholders	**6,372**	6,171	5,761
Pro forma effect of dilutive securities			
Capital Trust II Securities – Series 2012-1	**3**	17	17
Preferred Shares – Series M and N	**–**	–	25
Pro forma net income available to common shareholders including impact of dilutive securities	**6,375**	6,188	5,803
Pro forma weighted-average number of common shares outstanding (millions)	**1,837.9**	1,813.2	1,771.4
Pro forma effect of dilutive securities			
Stock options potentially exercisable (millions)[1]	**5.7**	6.5	9.1
TD Capital Trust II Securities – Series 2012-1 (millions)	**1.5**	10.0	9.9
Preferred Shares – Series M and N (millions)	**–**	–	15.5
Pro forma weighted-average number of common shares outstanding – diluted (millions)	**1,845.1**	1,829.7	1,805.9
Pro forma diluted earnings per share (dollars)[1]	**$ 3.46**	$ 3.38	$ 3.21

[1] For the years ended October 31, 2013, October 31, 2012 and October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

PRINCIPAL SUBSIDIARIES[1]

North America

(millions of Canadian dollars)		As at October 31, 2013
North America	**Address of Head or Principal Office**[2]	**Carrying value of shares owned by the Bank**
CT Financial Assurance Company	Toronto, Ontario	$ 127
Meloche Monnex Inc.	Montreal, Quebec	1,589
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Management Inc.	Toronto, Ontario	703
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TD Auto Finance (Canada) Inc.	Toronto, Ontario	1,193
TD Auto Finance Services Inc.	Toronto, Ontario	1,302
TD Equipment Finance Canada Inc.	Oakville, Ontario	2
TD Financing Services Home Inc.	Toronto, Ontario	34
TD Financing Services Inc.	Toronto, Ontario	93
TD Investment Services Inc.	Toronto, Ontario	54
TD Life Insurance Company	Toronto, Ontario	52
TD Mortgage Corporation	Toronto, Ontario	10,753
TD Pacific Mortgage Corporation	Vancouver, British Columbia	
The Canada Trust Company	Toronto, Ontario	
TD Securities Inc.	Toronto, Ontario	1,520
TD US P & C Holdings ULC	Calgary, Alberta	28,069
TD Bank US Holding Company	Cherry Hill, New Jersey	
Epoch Investment Partners, Inc.[3]	New York, New York	
TD Bank USA, National Association	Wilmington, Delaware	
TD Bank, National Association	Wilmington, Delaware	
TD Auto Finance LLC	Farmington Hills, Michigan	
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	
TD Private Client Wealth LLC	New York, New York	
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	
TD Vermillion Holdings ULC	Calgary, Alberta	18,262
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. James, Barbados	
TD Reinsurance (Barbados) Inc.	St. James, Barbados	
TD Reinsurance (Ireland) Limited	Dublin, Ireland	
Toronto Dominion International Inc.	St. James, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	2,139
TDAM USA Inc.	Wilmington, Delaware	11
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	1,845
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
Toronto Dominion (Texas) LLC	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	

[1] Unless otherwise noted, The Toronto-Dominion Bank (the "Bank"), either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2] Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands but with its principal office in the United Kingdom.

[3] Reflects ownership structure as at November 1, 2013.

PRINCIPAL SUBSIDIARIES[1]

International

(millions of Canadian dollars)		As at October 31, 2013
International	**Address of Head or Principal Office**[2]	**Carrying value of shares owned by the Bank**
NatWest Personal Financial Management Limited (50%)	London, England	$ 62
NatWest Stockbrokers Limited (50%)	London, England	
TD Bank International S.A.	Luxembourg, Luxembourg	51
TD Bank N.V.	Amsterdam, The Netherlands	280
TD Ireland	Dublin, Ireland	1,014
TD Global Finance	Dublin, Ireland	
TD Luxembourg International Holdings	Luxembourg, Luxembourg	5,300
TD Ameritrade Holding Corporation (42.22%)[3]	Omaha, Nebraska	
TD Wealth Holdings (UK) Limited	Leeds, England	83
TD Direct Investing (Europe) Limited	Leeds, England	
Toronto Dominion Australia Limited	Sydney, Australia	219
Toronto Dominion Investments B.V.	London, England	1,019
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	798

[1] Unless otherwise noted, The Toronto-Dominion Bank (the "Bank"), either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2] Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands but with its principal office in the United Kingdom.

[3] TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank does not control it. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank's investment in TD Ameritrade Holding Corporation.

Ten-year Statistical Review – IFRS[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2013	2012	2011
ASSETS			
Cash resources and other	$ 32,436	$ 25,128	$ 24,112
Trading loans, securities and other[2]	188,001	199,280	171,109
Derivatives	49,461	60,919	59,845
Held-to-maturity securities	29,961	–	–
Securities purchased under reverse repurchase agreements	64,283	69,198	56,981
Loans, net of allowance for loan losses	444,922	408,848	377,187
Other	53,468	47,733	46,259
Total assets	862,532	811,106	735,493
LIABILITIES			
Deposits	543,476	487,754	449,428
Trading deposits	47,593	38,774	29,613
Derivatives	49,471	64,997	61,715
Other	160,270	157,013	136,929
Subordinated notes and debentures	7,982	11,318	11,543
Liabilities for preferred shares and capital trust securities	1,767	2,250	2,261
Total liabilities	810,559	762,106	691,489
EQUITY			
Common shares	19,316	18,691	17,491
Preferred shares	3,395	3,395	3,395
Treasury shares	(147)	(167)	(116)
Contributed surplus	170	196	212
Retained earnings	24,565	21,763	18,213
Accumulated other comprehensive income (loss)	3,166	3,645	3,326
	50,465	47,523	42,521
Non-controlling interest in subsidiaries	1,508	1,477	1,483
Total equity	51,973	49,000	44,004
Total liabilities and equity	$ 862,532	$ 811,106	$ 735,493

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2013	2012	2011
Net interest income	$ 16,078	$ 15,026	$ 13,661
Non-interest income[3]	11,184	10,520	10,179
Total revenue[3]	27,262	25,546	23,840
Provision for credit losses	1,631	1,795	1,490
Insurance claims and related expenses[3]	3,056	2,424	2,178
Non-interest expenses	15,042	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	7,533	7,329	7,125
Provision for income taxes	1,143	1,092	1,326
Equity in net income of an investment in associate, net of income taxes	272	234	246
Net income	6,662	6,471	6,045
Preferred dividends	185	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	$ 6,477	$ 6,275	$ 5,865
Attributable to:			
Non-controlling interests in subsidiaries	$ 105	$ 104	$ 104
Common shareholders	6,372	6,171	5,761

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2013	2012	2011
Net interest income	$ 16,078	$ 15,062	$ 13,661
Non-interest income[3]	11,113	10,615	10,052
Total revenue[3]	27,191	25,677	23,713
Provision for credit losses	1,606	1,903	1,490
Insurance claims and related expenses[3]	3,056	2,424	2,178
Non-interest expenses	14,363	13,162	12,373
Income before income taxes and equity in net income of an investment in associate	8,166	8,188	7,672
Provision for income taxes	1,334	1,404	1,545
Equity in net income of an investment in associate, net of income taxes	326	291	305
Net income	7,158	7,075	6,432
Preferred dividends	185	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	$ 6,973	$ 6,879	$ 6,252
Attributable to:			
Non-controlling interests in subsidiaries	$ 105	$ 104	$ 104
Common shareholders	6,868	6,775	6,148

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis (MD&A).

[2] Includes available-for-sale securities and financial assets designated at fair value through profit or loss.

[3] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been restated to conform with the current period presentation.

Ten-year Statistical Review – IFRS[1]

Reconciliation of Non-GAAP Financial Measures

(millions of Canadian dollars)	**2013**	2012	2011
Net income available to common shareholders – reported	**$ 6,372**	$ 6,171	$ 5,761
Adjustments for items of note, net of income taxes			
Amortization of intangibles	**232**	238	391
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**(57)**	89	(128)
Integration charges and direct transaction costs relating to U.S. P&C Banking acquisitions	**–**	9	82
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**–**	17	55
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**92**	104	–
Litigation and litigation-related charge/reserve	**100**	248	–
Reduction of allowance for incurred but not identified credit losses	**–**	(120)	–
Positive impact due to changes in statutory income tax rates	**–**	(18)	–
Impact of Superstorm Sandy	**–**	37	–
Impact of Alberta flood on the loan portfolio	**19**	–	–
Restructuring charges	**90**	–	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect to Aeroplan Visa credit cards and the related acquisition of accounts	**20**	–	–
Total adjustments for items of note	**496**	604	387
Net income available to common shareholders – adjusted	**$ 6,868**	$ 6,775	$ 6,148

Condensed Consolidated Statement of Changes in Equity

(millions of Canadian dollars)	**2013**	2012	2011
Common shares	**$ 19,316**	$ 18,691	$ 17,491
Preferred shares	**3,395**	3,395	3,395
Treasury shares	**(147)**	(167)	(116)
Contributed surplus	**170**	196	212
Retained earnings	**24,565**	21,763	18,213
Accumulated other comprehensive income (loss)	**3,166**	3,645	3,326
	$ 50,465	$ 47,523	$ 42,521
Non-controlling interests in subsidiaries	**1,508**	1,477	1,483
Total equity	**$ 51,973**	$ 49,000	$ 44,004

Other Statistics – Reported

			2013	2012	2011
Per common share	1	Basic earnings	**$ 6.93**	$ 6.81	$ 6.50
	2	Diluted earnings	**6.91**	6.76	6.43
	3	Dividends	**3.24**	2.89	2.61
	4	Book value	**51.31**	48.17	43.43
	5	Closing market price	**95.64**	81.23	75.23
	6	Closing market price to book value	**1.86**	1.69	1.73
	7	Closing market price appreciation	**17.7%**	8.0%	2.4%
	8	Total shareholder return on common shareholders' investment[2]	**22.3**	11.9	5.7
Performance ratios	9	Return on total common equity	**14.0%**	14.9%	16.2%
	10	Return on risk-weighted assets[3,4]	**2.43**	2.70	2.86
	11	Efficiency ratio[5]	**55.2**	60.5	60.2
	12	Net interest margin	**2.20**	2.23	2.30
	13	Common dividend payout ratio	**46.7**	42.5	40.2
	14	Dividend yield[6]	**3.7**	3.8	3.4
	15	Price earnings ratio[7]	**13.9**	12.0	11.7
Asset quality	16	Impaired loans net of counterparty-specific and individually insignificant allowances as a % of net loans[8,9]	**0.50%**	0.52%	0.56%
	17	Net impaired loans as a % of common equity[9]	**4.77**	4.76	5.27
	18	Provision for credit losses as a % of net average loans[8,9]	**0.38**	0.43	0.39
Capital ratios	19	Common Equity Tier 1 capital ratio[10]	**9.0%**	n/a	n/a
	20	Tier 1 capital ratio[3,4]	**11.0%**	12.6%	13.0%
	21	Total capital ratio[3,4]	**14.2**	15.7	16.0
Other	22	Common equity to total assets	**5.5**	5.4	5.3
	23	Number of common shares outstanding (thousands)	**917,478**	916,130	900,998
	24	Market capitalization (millions of Canadian dollars)	**$ 87,748**	$ 74,417	$ 67,782
	25	Average number of employees[11]	**78,748**	78,397	75,631
	26	Number of retail outlets[12]	**2,547**	2,535	2,483
	27	Number of retail brokerage offices	**110**	112	108
	28	Number of automated banking machines	**4,734**	4,739	4,650

Other Statistics – Adjusted

			2013	2012	2011
Per common share	1	Basic earnings	**$ 7.47**	$ 7.47	$ 6.94
	2	Diluted earnings	**7.45**	7.42	6.86
Performance ratios	3	Return on total common equity	**15.0%**	16.3%	17.3%
	4	Return on risk-weighted assets[3,4]	**2.50**	2.83	2.95
	5	Efficiency ratio[5]	**52.8**	51.3	52.2
	6	Common dividend payout ratio	**43.3**	38.7	37.7
	7	Price earnings ratio[7]	**12.8**	10.9	11.0

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying MD&A.

[2] Return is calculated based on share price movement and dividends reinvested over the trailing twelve month period.

[3] Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the "all-in" methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.

[4] Prior to 2012, amounts were calculated based on Canadian GAAP.

[5] Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.

[6] Dividends paid during the year divided by average of high and low common share prices for the year.

[7] The price earnings ratio is computed using diluted net income per common share.

[8] Includes customers' liability under acceptances.

[9] Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the "Credit Portfolio Quality" section of the 2013 MD&A. For additional information on debt securities classified as loans, see the "Exposure to Non-agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2013 MD&A.

[10] Effective 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measure, CET1 capital ratio, in accordance with the "all-in" methodology.

[11] Reflects the number of employees on an average full-time equivalent basis.

[12] Includes retail bank outlets, private client centre branches, and estate and trust branches.

Ten-year Statistical Review – Canadian GAAP[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2011	2010
ASSETS		
Cash resources and other	$ 24,111	$ 21,710
Securities	192,538	171,612
Securities purchased under reverse repurchase agreements	53,599	50,658
Loans (net of allowance for loan losses)	303,495	269,853
Other	112,617	105,712
Total assets	686,360	619,545
LIABILITIES		
Deposits	481,114	429,971
Other	145,209	132,691
Subordinated notes and debentures	11,670	12,506
Liabilities for preferred shares and capital trust securities	32	582
Non-controlling interest in subsidiaries	1,483	1,493
	639,508	577,243
EQUITY		
Common shares	18,417	16,730
Preferred shares	3,395	3,395
Treasury shares[2]	(116)	(92)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss)	536	1,005
	46,852	42,302
Total liabilities and equity	$ 686,360	$ 619,545

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2011	2010
Net interest income	$ 12,831	$ 11,543
Non-interest income	8,763	8,022
Total revenue	21,594	19,565
Dilution gain on investment, net of cost	–	–
Provision for (reversal of) credit losses	1,465	1,625
Non-interest expenses	13,083	12,163
Income (loss) before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	7,046	5,777
Provision for (recovery of) income taxes	1,299	1,262
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes	246	235
Net income	5,889	4,644
Preferred dividends	180	194
Net income available to common shareholders	$ 5,709	$ 4,450

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2011	2010
Net interest income	$ 12,831	$ 11,543
Non-interest income	8,587	8,020
Total revenue	21,418	19,563
Dilution gain on investment, net of cost	–	–
Provision for credit losses	1,465	1,685
Non-interest expenses	12,395	11,464
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	7,558	6,414
Provision for income taxes	1,508	1,387
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes	305	307
Net income	6,251	5,228
Preferred dividends	180	194
Net income available to common shareholders	$ 6,071	$ 5,034

2009	2008	2007	2006	2005	2004
$ 21,517	$ 17,946	$ 16,536	$ 10,782	$ 13,418	$ 9,038
148,823	144,125	123,036	124,458	108,096	98,280
32,948	42,425	27,648	30,961	26,375	21,888
253,128	219,624	175,915	160,608	152,243	123,924
100,803	139,094	78,989	66,105	65,078	57,897
557,219	563,214	422,124	392,914	365,210	311,027
391,034	375,694	276,393	260,907	246,981	206,893
112,078	140,406	112,905	101,242	93,722	83,262
12,383	12,436	9,449	6,900	5,138	5,644
1,445	1,444	1,449	1,794	1,795	2,560
1,559	1,560	524	2,439	1,708	–
518,499	531,540	400,720	373,282	349,344	298,359
15,357	13,278	6,577	6,334	5,872	3,373
3,395	1,875	425	425	–	–
(15)	(79)	–	–	–	–
336	392	119	66	40	20
18,632	17,857	15,954	13,725	10,650	9,540
1,015	(1,649)	(1,671)	(918)	(696)	(265)
38,720	31,674	21,404	19,632	15,866	12,668
$ 557,219	$ 563,214	$ 422,124	$ 392,914	$ 365,210	$ 311,027

2009	2008	2007	2006	2005	2004
$ 11,326	$ 8,532	$ 6,924	$ 6,371	$ 6,008	$ 5,773
6,534	6,137	7,357	6,821	5,951	4,928
17,860	14,669	14,281	13,192	11,959	10,701
–	–	–	1,559	–	–
2,480	1,063	645	409	55	(386)
12,211	9,502	8,975	8,815	8,844	8,052
3,169	4,104	4,661	5,527	3,060	3,035
241	537	853	874	699	803
111	43	95	184	132	–
303	309	284	134	–	–
3,120	3,833	3,997	4,603	2,229	2,232
167	59	20	22	–	–
$ 2,953	$ 3,774	$ 3,977	$ 4,581	$ 2,229	$ 2,232

2009	2008	2007	2006	2005	2004
$ 11,326	$ 8,532	$ 6,924	$ 6,371	$ 6,021	$ 5,773
7,294	5,840	7,148	6,862	6,077	5,006
18,620	14,372	14,072	13,233	12,098	10,779
–	–	–	–	–	–
2,225	1,046	705	441	319	336
11,016	9,291	8,390	8,260	7,887	7,126
5,379	4,035	4,977	4,532	3,892	3,317
923	554	1,000	1,107	899	832
111	43	119	211	132	–
371	375	331	162	–	–
4,716	3,813	4,189	3,376	2,861	2,485
167	59	20	22	–	–
$ 4,549	$ 3,754	$ 4,169	$ 3,354	$ 2,861	$ 2,485

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying MD&A. Adjusted results are presented from 2004 to allow for sufficient years for historical comparison. Adjusted results shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

[2] Effective 2008, treasury shares have been reclassified from common and preferred shares and are shown separately. Prior to 2008, the amounts for treasury shares were not reasonably determinable.

Ten-year Statistical Review – Canadian GAAP

Reconciliation of Non-GAAP Financial Measures

(millions of Canadian dollars)	2011	2010
Net income available to common shareholders – reported	$ 5,709	$ 4,450
Adjustments for items of note, net of income taxes		
Amortization of intangibles	426	467
Reversal of Enron litigation reserve	–	–
Decrease/(Increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(134)	(5)
Gain relating to restructuring of VISA	–	–
TD Banknorth restructuring, privatization and merger-related charges	–	–
Integration and restructuring charges relating to U.S. P&C Banking acquisitions	69	69
Decrease/(Increase) in fair value of credit default swaps hedging the corporate loan book	(13)	4
Other tax items[1]	–	(11)
Provision for (release of) insurance claims	–	(17)
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	–	(44)
Settlement of TD Banknorth shareholder litigation	–	–
FDIC special assessment charge	–	–
Dilution gain on Ameritrade transaction, net of costs	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	–	–
Balance sheet restructuring charge in TD Banknorth	–	–
Wholesale Banking restructuring charge	–	–
Non-core portfolio loan loss recoveries (sectoral related)	–	–
Loss on structured derivative portfolios	–	–
Tax charge related to reorganizations	–	–
Preferred share redemption	–	–
Initial set up of specific allowance for credit card and overdraft loans	–	–
Litigation and litigation-related charge/reserve	–	–
Agreement with Canada Revenue Agency	–	121
Integration charges related to the Chrysler Financial acquisition	14	–
Total adjustments for items of note	362	584
Net income available to common shareholders – adjusted	$ 6,071	$ 5,034

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2011	2010
Common shares	$ 18,417	$ 16,730
Preferred shares	3,395	3,395
Treasury shares[2]	(116)	(92)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss)	536	1,005
Total shareholders' equity	$ 46,852	$ 42,302

Other Statistics – Reported

			2011	2010
Per common share	1	Basic earnings	$ 6.45	$ 5.13
	2	Diluted earnings	6.41	5.10
	3	Dividends	2.61	2.44
	4	Book value	48.23	44.29
	5	Closing market price	75.23	73.45
	6	Closing market price to book value	1.56	1.66
	7	Closing market price appreciation	2.4%	19.1%
	8	Total shareholder return on common shareholders investment[3]	5.7	23.4
Performance ratios	9	Return on total common equity	14.5%	12.1%
	10	Return on risk-weighted assets	2.86	2.43
	11	Efficiency ratio[4]	60.6	62.2
	12	Net interest margin	2.37	2.35
	13	Common dividend payout ratio	40.6	47.6
	14	Dividend yield[5]	3.4	3.5
	15	Price earnings ratio[6]	11.7	14.4
Asset quality	16	Impaired loans net of specific allowance as a % of net loans[7,8]	0.59%	0.65%
	17	Net impaired loans as a % of common equity[8]	4.07	4.41
	18	Provision for credit losses as a % of net average loans[7,8]	0.48	0.63
Capital ratios	19	Tier 1 capital ratio	13.0%	12.2%
	20	Total capital ratio	16.0	15.5
Other	21	Common equity to total assets	6.3	6.3
	22	Number of common shares outstanding (thousands)	900,998	878,497
	23	Market capitalization (millions of Canadian dollars)	$ 67,782	$ 64,526
	24	Average number of employees[9]	75,631	68,725
	25	Number of retail outlets[10]	2,483	2,449
	26	Number of retail brokerage offices	108	105
	27	Number of Automated Banking Machines	4,650	4,550

Other Statistics – Adjusted

			2011	2010
Per common share	1	Basic earnings	$ 6.85	$ 5.81
	2	Diluted earnings	6.82	5.77
Performance ratios	3	Return on total common equity	15.4%	13.7%
	4	Return on risk-weighted assets	2.95	2.63
	5	Efficiency ratio[4]	57.9	58.6
	6	Common dividend payout ratio	38.1	42.1
	7	Price earnings ratio[6]	11.0	12.7

2009	2008	2007	2006	2005	2004
$ 2,953	$ 3,774	$ 3,977	$ 4,581	$ 2,229	$ 2,232
492	404	353	316	354	477
–	(323)	–	–	–	–
450	(118)	–	–	–	–
–	–	(135)	–	–	–
–	–	43	–	–	–
276	70	–	–	–	–
126	(107)	(30)	(7)	(17)	50
–	34	–	24	(98)	–
–	20	–	–	–	–
178	–	(39)	(39)	(23)	(43)
39	–	–	–	–	–
35	–	–	–	–	–
–	–	–	(1,665)	–	–
–	–	–	72	–	–
–	–	–	19	–	–
–	–	–	35	29	–
–	–	–	–	(127)	(426)
–	–	–	–	100	–
–	–	–	–	163	–
–	–	–	–	13	–
–	–	–	18	–	–
–	–	–	–	238	195
–	–	–	–	–	–
–	–	–	–	–	–
1,596	(20)	192	(1,227)	632	253
$ 4,549	$ 3,754	$ 4,169	$ 3,354	$ 2,861	$ 2,485

2009	2008	2007	2006	2005	2004
$ 15,357	$ 13,278	$ 6,577	$ 6,334	$ 5,872	$ 3,373
3,395	1,875	425	425	–	–
(15)	(79)	–	–	–	–
336	392	119	66	40	20
18,632	17,857	15,954	13,725	10,650	9,540
1,015	(1,649)	(1,671)	(918)	(696)	(265)
$ 38,720	$ 31,674	$ 21,404	$ 19,632	$ 15,866	$ 12,668

2009	2008	2007	2006	2005	2004
$ 3.49	$ 4.90	$ 5.53	$ 6.39	$ 3.22	$ 3.41
3.47	4.87	5.48	6.34	3.20	3.39
2.44	2.36	2.11	1.78	1.58	1.36
41.13	36.78	29.23	26.77	22.29	19.31
61.68	56.92	71.35	65.10	55.70	48.98
1.50	1.55	2.44	2.43	2.50	2.54
8.4%	(20.2)%	9.6%	16.9%	13.7%	11.7%
13.6	(17.1)	13.0	20.3	17.2	15.1
8.4%	14.4%	19.3%	25.5%	15.3%	18.5%
1.56	2.22	2.69	3.37	1.88	2.22
68.4	64.8	62.8	59.8	74.0	75.2
2.54	2.22	2.06	2.02	2.09	2.26
70.3	49.0	38.1	27.9	49.3	39.9
4.8	3.8	3.0	2.9	3.0	3.0
17.8	11.7	13.0	10.3	17.4	14.5
0.62%	0.35%	0.20%	0.16%	0.14%	0.21%
4.41	2.70	1.74	1.41	1.37	2.14
0.92	0.50	0.37	0.25	0.04	(0.30)
11.3%	9.8%	10.3%	12.0%	10.1%	12.6%
14.9	12.0	13.0	13.1	13.2	16.9
6.3	5.3	5.0	4.9	4.3	4.1
858,822	810,121	717,814	717,416	711,812	655,902
$ 52,972	$ 46,112	$ 51,216	$ 46,704	$ 39,648	$ 32,126
65,930	58,792	51,163	51,147	50,991	42,843
2,205	2,238	1,733	1,705	1,499	1,034
190	249	211	208	329	256
4,197	4,147	3,344	3,256	2,969	2,407

2009	2008	2007	2006	2005	2004
$ 5.37	$ 4.92	$ 5.80	$ 4.70	$ 4.17	$ 3.80
5.35	4.88	5.75	4.66	4.14	3.77
12.9%	14.3%	20.3%	18.7%	19.6%	20.6%
2.27	2.18	2.80	2.46	2.42	2.39
59.2	64.6	59.6	62.4	65.2	66.1
45.6	49.3	36.4	38.1	38.4	35.8
11.6	11.6	12.4	14.0	13.5	13.0

[1] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

[2] Effective 2008, treasury shares have been reclassified from common and preferred shares and are shown separately. Prior to 2008, the amounts for treasury shares were not reasonably determinable.

[3] Return is calculated based on share price movement and reinvested dividends over the trailing twelve-month period.

[4] The efficiency ratios under Canadian GAAP for the years 2011 and before are based on the presentation of Insurance revenues being reported net of claims and expenses.

[5] Dividends paid during the year divided by average of high and low common share prices for the year.

[6] The price earnings ratio is computed using diluted net income per common share.

[7] Includes customers' liability under acceptances.

[8] Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the "Credit Portfolio Quality" section of the 2013 MD&A. For additional information on debt securities classified as loans, see the "Exposure to Non-agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2013 MD&A.

[9] Reflects the number of employees on an average full-time equivalent basis.

[10] Includes retail bank outlets, private client centre branches, and estate and trust branches.

Financial and Banking Terms

Adjusted Results: A non-GAAP financial measure used to assess each of the Bank's businesses and to measure the Bank's overall performance.

Allowance for Credit Losses: Total allowance for credit losses consists of counterparty-specific, collectively assessed allowance for individually insignificant impaired loans, and collectively assessed allowance for incurred but not identified credit losses. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb credit-related losses in the lending portfolio.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria. However, characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status or property type, etc., may cause the mortgage not to qualify under standard underwriting programs.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Assets under Administration: Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

Assets under Management: Assets that are beneficially owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

Asset-backed Securities (ABS): A security whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets.

Average Common Equity: Average common equity is the equity cost of capital calculated using the capital asset pricing model.

Average Earnings Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Collateralized Debt Obligation (CDO): Collateralized securities with multiple tranches that are issued by special purpose entities (SPEs). Each tranche offers a varying degree of risk and return to meet investor demand. In the event of a default, interest and principal payments are made in order of seniority.

Common Equity Tier 1 (CET1): This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling interest in subsidiaries. Regulatory deductions made to arrive at the CET1 capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets and shortfalls in allowances.

CET1 Ratio: CET1 ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 capital divided by RWA.

Credit Valuation Adjustment (CVA): CVA represents an add-on capital charge that measures credit risk due to default of derivative counterparties. This add-on charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios. As per OSFI's Final Capital Adequacy Requirements (CAR) guideline, CVA capital add-on charge will be effective January 1, 2014.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Economic Profit: A tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue, the efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: Discount rate applied to estimated future cash payments or receipts over the expected life of the financial instrument (or, when appropriate), a shorter period, to arrive at the net carrying amount of the financial asset or liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.

Net Interest Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based.

Office of the Superintendent of Financial Institutions Canada (OSFI): The regulator of Canadian federally chartered financial institutions and federally administered pension plans.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics. However, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses (PCL): Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): A measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to on and off-balance sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance sheet exposures to a comparable risk level.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Special Purpose Entities (SPEs): Entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership, or unincorporated entity. SPEs are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustees or management over the operations of the SPE.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Taxable Equivalent Basis (TEB): A non-GAAP financial measure that increases revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to an equivalent before-tax basis to facilitate comparison of net interest income from both taxable and tax-exempt sources.

Tier 1 Capital Ratio: Tier 1 capital represents the more permanent forms of capital, consisting primarily of common shareholders' equity, retained earnings, preferred shares and innovative instruments. Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.

Total Capital Ratio: Total capital is defined as the total of net Tier 1 and Tier 2 capital. Total capital ratio is calculated as total capital divided by RWA.

Total Shareholder Return (TSR): The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Value-at-Risk (VaR): A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

Shareholder and Investor Information

MARKET LISTINGS
The common shares of The Toronto-Dominion Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TD". The Toronto-Dominion Bank preferred shares are listed on the Toronto Stock Exchange.

Further information regarding the Bank's listed securities, including ticker symbols and CUSIP numbers, is available on our website at www.td.com under Investor Relations/Share Information or by calling TD Shareholder Relations at 1-866-756-8936 or 416-944-6367 or by e-mailing tdshinfo@td.com.

AUDITORS FOR FISCAL 2013
Ernst & Young LLP

DIVIDENDS
Direct dividend depositing: Shareholders may have their dividends deposited directly to any bank account in Canada or the U.S. For this service, please contact the Bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after the record date, or as otherwise advised by the Bank.

Dividend information for 2013 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

DIVIDEND REINVESTMENT PLAN
For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our website at www.td.com under Investor Relations/Share Information/Dividends.

IF YOU	AND YOUR INQUIRY RELATES TO	PLEASE CONTACT
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Transfer Agent:** CST Trust Company P.O. Box 700, Station B Montréal, Québec H3B 3K3 1-800-387-0825 (Canada and US only) or 416-682-3860 Facsimile: 1-888-249-6189 inquiries@canstockta.com or www.canstockta.com
Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Co-Transfer Agent and Registrar:** Computershare P.O. Box 43006 Providence, Rhode Island, 02940-3006 or 250 Royall Street Canton, Massachusetts 02021 1-866-233-4836 TDD for hearing impaired: 1-800-231-5469 Shareholders outside of U.S.: 201-680-6578 TDD Shareholders outside of U.S.: 201-680-6610 www.computershare.com
Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

TD SHAREHOLDER RELATIONS
For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:

Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

or you may send an e-mail c/o TD Shareholder Relations at tdshinfo@td.com. E-mails addressed to the Chairman received from shareholders and expressing an interest to communicate directly with the independent directors via the Chairman will be provided to Mr. Levitt.

HEAD OFFICE
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario M5K 1A2

Product and service information 24 hours a day, seven days a week:

In Canada contact TD Canada Trust
1-866-567-8888
In the U.S. contact TD Bank,
America's Most Convenient Bank
1-888-751-9000
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired:
1-800-361-1180
General information:
Contact Corporate and Public Affairs
416-982-8578

Website: In Canada: www.td.com
In the U.S.: www.tdbank.com
E-mail: customer.service@td.com
(Canada only; U.S. customers can e-mail customer service via www.tdbank.com)

ANNUAL MEETING
April 3, 2014
9:30 a.m. (Mountain)
Hyatt Regency Calgary
Calgary, Alberta

SUBORDINATED NOTES SERVICES
Trustee for subordinated notes:
Computershare Trust Company of Canada
Attention: Manager,
Corporate Trust Services
100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1, Toronto-Dominion Centre
Toronto (Ontario) M5K 1A2

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